Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: 12 April, 2021

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT IS A CIRCULAR FOR THE PURPOSES OF LISTING RULE 13. IF YOU ARE IN ANY DOUBT AS TO WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, OR FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER.

If you have sold or otherwise transferred all of your AstraZeneca Shares, please send this document and the accompanying documents (other than documents or forms personalised to you) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. HOWEVER, these documents must not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction. If you have sold or otherwise transferred only part of your holding of AstraZeneca Shares you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document is not a prospectus and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any AstraZeneca Shares to be issued in connection with the Transaction. AstraZeneca is not required to publish a prospectus in connection with the Transaction.

This document (including any documents incorporated into it by reference) should be read as a whole and in conjunction with the accompanying Form of Proxy.

The distribution of this document and/or the accompanying documents (in whole or in part) in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

AstraZeneca PLC

(registered in England and Wales under the Companies Act 1985 with registered number 02723534)

Acquisition of Alexion Pharmaceuticals, Inc.

by AstraZeneca PLC

Circular to Shareholders

and

Notice of General Meeting

Your attention is drawn to the letter from the Chairman of AstraZeneca in Part I (Letter From the Chairman of AstraZeneca) of this document, which contains the unanimous recommendation of the Board that you vote in favour of the Resolution to be proposed at the AstraZeneca General Meeting. You should read the whole of this document and, in particular, the risk factors in Part II (Risk Factors) of this document.

The Notice of General Meeting, which will be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom at 11.30 a.m. on 11 May 2021, is set out in Part IX (Notice of General Meeting) of this document. The AstraZeneca General Meeting will be a closed meeting due to UK Government COVID-19 restrictions relating to indoor gatherings and will be preceded by an online shareholder engagement event which will be held at 2.00 p.m. on 30 April 2021.

The action to be taken by AstraZeneca Shareholders in relation to the AstraZeneca General Meeting is set out on pages 9 to 10 of this document. AstraZeneca Shareholders will find enclosed with this document a Form of Proxy for use in connection with the AstraZeneca General Meeting. As AstraZeneca Shareholders will not be allowed to attend the AstraZeneca General Meeting, AstraZeneca Shareholders are strongly encouraged to appoint the Chairman of the AstraZeneca General Meeting as their proxy, to ensure their votes are counted. Please complete and sign the enclosed Form of Proxy (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on it and return it to AstraZeneca’s registrars, Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom as soon as possible and, in any event, so as to be received by 11.30 a.m. on 7 May 2021. Unless the Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid.

Electronic Proxy Appointment (“EPA”) is available for the AstraZeneca General Meeting. To use this facility, you must visit www.sharevote.co.uk where details of the procedure are shown. The Authentication Reference Number shown on the Form of Proxy will be required to complete the procedure. Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk. EPA will not be valid if received later than 48 hours before the AstraZeneca General Meeting, or, in the case of any adjournment, later than 48 hours before the time fixed for the adjourned meeting and will not be accepted if found to contain a computer virus.

Applications will be made to the FCA for the New AstraZeneca Shares to be admitted to listing on the premium listing segment of the Official List and to the London Stock Exchange for the New AstraZeneca Shares to be admitted to trading on the London Stock Exchange’s Main Market for listed securities.

If you have any questions about this document, the AstraZeneca General Meeting or on the completion and return of the Form of Proxy, please call the Shareholder Helpline between 8.30 a.m. and 5.30 p.m. (BST) Monday to Friday (excluding English and Welsh public holidays) on 0800 389 1580 (from within the UK) or +44 (0)121 415 7033 (from outside the UK, international rates apply). Please note that calls may be monitored or recorded and the Shareholder Helpline cannot provide financial, legal or tax advice or advice on the merits of the Transaction.

Certain terms used in this document are defined in Part VIII (Definitions) of this document.

Evercore Partners International LLP (“Evercore”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document (whether or not a recipient of this document) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Neither Evercore nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Evercore by the FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Evercore nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this document, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this document, including its accuracy, fairness, sufficiency, completeness or verification of any statement contained herein or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in this document, and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Evercore and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any statement contained herein.

Centerview Partners UK LLP (“Centerview Partners”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively for AstraZeneca and no one else in connection with the Transaction and the matters referred to in this document and will not regard any other person as a client in relation to the matters set out in this document (whether or not a recipient of this document) and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to its clients, nor for providing advice in relation to the Transaction or any other matter referred to in this document. Neither Centerview Partners nor any of its subsidiaries, holding companies, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client in connection with the Transaction or any statement contained herein or otherwise. Apart from the responsibilities and liabilities, if any, which may be imposed on Centerview Partners by the FSMA, or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Centerview Partners nor any of its affiliates accepts any responsibility or liability whatsoever for the contents of this document, and no representation, express or implied, is made by it, or purported to be made on its behalf, in relation to the contents of this document, including its accuracy, fairness, sufficiency, completeness or verification of any statement contained herein or any other statement made or purported to be made by it, or on its behalf, in connection with AstraZeneca or the matters described in this document, and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. To the fullest extent permitted by applicable law, each of Centerview Partners and its affiliates accordingly disclaim all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any statement contained herein.

Important Additional Information

In connection with the Transaction, AstraZeneca filed a registration statement on Form F-4 with the SEC on 19 February 2021 (the “Registration Statement”), which included a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the “proxy statement/prospectus”), Alexion intends to file a proxy statement with the SEC (the “proxy statement”) and each party will file other documents regarding the Transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus or a definitive proxy statement will be sent to Alexion’s shareholders. Investors and security holders will be able to obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

AstraZeneca, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion Shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion Shares is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above.

The date of publication of this document is 12 April 2021.

IMPORTANT NOTICES

Forward-looking statements

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group’s control, include, among other things: the risks set out in Part II (Risk Factors) of this document; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (“IP”) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK’s exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Transaction; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca’s or Alexion’s financial position; the COVID-19 global pandemic; the risk that a condition to the closing of the Transaction may not be satisfied, or that a regulatory approval that may be required for the Transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on Transaction-related issues or that disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this paragraph or anywhere else in this document should be construed as qualifying the statement in respect of the Combined Group’s working capital set out in paragraph 13 of Part VI (Additional Information) of this document.

No profit forecasts or estimates

Unless otherwise stated, no statement in this document, or incorporated by reference into this document, is intended to be or is to be construed as a profit forecast or estimate for any period and no other statement in this document should be interpreted to mean that earnings or earnings per share for AstraZeneca for the current or future financial years, or those of the Combined Group, would necessarily match or exceed the historical published earnings or core earnings per share for AstraZeneca.

Quantified synergy benefits

Statements of identified synergies and estimated costs savings relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a consequence, the identified synergies and estimated cost savings referred to in this document may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

Publication on website and availability of hard copies

A copy of this document and all information incorporated into this document by reference to another source, will be made available on AstraZeneca’s website at: https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html. For the avoidance of doubt, the contents of the websites referred to in this document are not incorporated into and do not form part of this document.

If you have received notification of this document in electronic form, you may request a hard copy of this document and/or any information incorporated into this document by reference to another source by contacting AstraZeneca’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or, between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays), on 0800 389 1580 from within the UK or on +44 (0)121 415 7033 if calling from outside the UK (calls from outside the UK will be charged at the applicable international rate), with your full name and the full address to which the hard copy may be sent (calls may be recorded and monitored for training and security purposes). You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form.

Rounding

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown in the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Presentation of financial information

Unless otherwise stated:

(a)    financial information relating to AstraZeneca has been extracted without material adjustment from the audited consolidated financial statements of AstraZeneca for the financial years ended 31 December 2020, 31 December 2019 and 31 December 2018, each of which has been incorporated by reference into this document as described in Part VII (Documentation Incorporated by Reference) of this document;

(b)    financial information relating to Alexion has been extracted without material adjustment from the unaudited reconciliations (from US GAAP to IFRS) of the consolidated financial statements relating to Alexion for the financial years ended 31 December 2020, 31 December 2019 and 31 December 2018, each of which is included in Part IV (Historical Financial Information Relating to Alexion) of this document; and

(c)    all prices quoted for AstraZeneca Shares are closing prices in sterling as at the date specified as provided by the London Stock Exchange.

Unless otherwise indicated, financial information in this document relating to AstraZeneca and Alexion has been prepared in accordance with IFRS.

Pro forma financial information

In this document, any reference to “pro forma” financial information is to information which has been extracted without material adjustments from the unaudited pro forma financial information contained in Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document. The unaudited pro forma financial information contained in Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document is based on the historical financial information of Alexion and AstraZeneca contained in Part IV (Historical Financial Information relating to Alexion) and the financial information incorporated by reference into this document as described in Part VII (Documentation Incorporated by Reference) of this document, respectively. The unaudited pro forma income statement and statement of net assets are presented in US dollars, the proposed presentational currency of the Combined Group. The unaudited pro forma income statement has been prepared to illustrate the effect on the earnings of the Combined Group as if the Transaction had taken place on 1 January 2020. The unaudited pro forma statement of net assets has been prepared to illustrate the effect on the net assets of the Combined Group as if the Transaction had taken place on 31 December 2020.

The unaudited pro forma income statement and statement of net assets have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and do not, therefore, represent AstraZeneca’s or the Combined Group’s actual financial position or results. The pro forma financial information has been prepared under IFRS as adopted by the EU and on the basis set out in Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document and in accordance with Item 13.3.3 R of the Listing Rules and in a manner consistent with the accounting policies adopted by AstraZeneca in preparing the audited consolidated financial statements for the year ended 31 December 2020.

In addition to the matters noted above, the unaudited pro forma financial information does not reflect the effect of anticipated synergies and efficiencies or the related costs of achieving these synergies that may result from the Transaction.

Non-GAAP measures

Certain operating and financial performance metrics contained in this document have not been audited and this document contains some financial measures which are not within the scope of IFRS or US GAAP (“Non- GAAP”) and which are used by the Company and Alexion, respectively, to assess the financial performance of their businesses. These measures include, among others, “Core operating margin”, “Core earnings at CER”, “Non-GAAP Net Income”, “Non-GAAP Operating Income (Post-SBC)”, “Core EBIT”, “Tax-Effected EBIT”, “Consolidated Borrowings”, “Unlevered Free Cash Flows”, “Adjusted EPS” and “Core EPS” and are included because the Company or Alexion believe that they are important supplemental measures of operating performance. These are not measures of operating performance derived from IFRS or US GAAP and should not be considered as substitutes for the AstraZeneca Group’s or Alexion’s financial results based on IFRS or US GAAP, as the case may be. In addition, these measures are not intended to be an indication of the Company’s ability to fund the AstraZeneca Group’s or, following Completion, the Combined Group’s cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of the measures. These Non-GAAP measures are not uniformly defined by all companies, and therefore comparability may be limited. Non-GAAP financial measures are used by the Company to make operating decisions because they facilitate internal comparisons of the AstraZeneca Group’s performance to historical results and to competitors’ results. The Directors also believe that they are useful in that they provide investors with alternative means to evaluate the underlying performance and position of the AstraZeneca Group.

Currencies

Unless otherwise indicated, all references in this document to “sterling”, “GBP”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “EUR”, “Euro” or “€” are to the official currency of the Eurozone; and references to “US Dollars”, “USD” or “US$” are to the lawful currency of the US.

Market and industry information

Market data and certain industry forecasts used in this document were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by AstraZeneca to be reliable and accurately extracted by AstraZeneca for the purposes of this document, have not been independently verified and AstraZeneca makes no representation as to the accuracy of such information. See the section headed “Forward-looking statements” in the “Important Notices” section on page 3.

Incorporation by reference

Certain information in relation to AstraZeneca is incorporated by reference in this document, as set out in Part VII (Documentation Incorporated by Reference).

No incorporation of website information

The contents of AstraZeneca’s and Alexion’s websites or any hyperlinks accessible from those websites do not form part of this document and investors should not rely on them.

Defined terms

Certain terms used in this document are defined and certain technical and other terms used in this document are set out in Part VIII (Definitions) of this document.

Unless otherwise indicated, all references in this document to time of day are references to BST time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation or regulation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

TO VOTE ON THE TRANSACTION

This page should be read in conjunction with the section entitled “Action to be taken”, set out on pages 9 to 10 of this document, and the rest of the document, in particular, the Notice of General Meeting included in Part IX (Notice of General Meeting) of this document.

Due to UK Government COVID-19 restrictions relating to indoor gatherings, the AstraZeneca General Meeting will be a closed meeting and it will not be possible for AstraZeneca Shareholders to attend. AstraZeneca Shareholders are strongly encouraged to vote in advance of the meeting by appointing the Chairman of the General Meeting as their proxy. This means that the Chairman of the AstraZeneca General Meeting will be able to vote on their behalf, and in accordance with their instructions, at the AstraZeneca General Meeting. You should complete, sign and return the accompanying Form of Proxy for use at the AstraZeneca General Meeting, so as to be received by no later than 11.30 a.m. on 7 May 2021, or, in the case of adjournment, by no later than 48 hours before the time fixed for the holding of the adjourned meeting.

EPA is also available for the AstraZeneca General Meeting. To use this facility, you must visit www.sharevote.co.uk where details of the procedure are shown. The Authentication Reference Number shown on the Form of Proxy will be required to complete the procedure. Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk. EPA will not be valid if received later than 48 hours before the AstraZeneca General Meeting or, in the case of any adjournment, later than 48 hours before the time fixed for the adjourned meeting and will not be accepted if found to contain a computer virus.

If you require assistance, please telephone Equiniti on 0800 389 1580 from within the UK or on +44 (0)121 415 7033 (from outside the UK) between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays). Calls to the Shareholder Helpline from outside the UK will be charged at applicable international rates. Calls will be recorded and monitored for security and training purposes.

Please note that, for legal reasons, Equiniti cannot provide advice on the merits of the Transaction or give any legal, tax or financial advice.

Hard copies of any information incorporated into this document by reference to another source, sent to persons in electronic form or by means of being published on AstraZeneca’s website, and all future documents, announcements and information required to be sent to persons in relation to the Transaction may be requested to be received by AstraZeneca Shareholders in hard copy form by writing to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or by calling Equiniti at the numbers provided above. A hard copy of any such documents will not be sent unless so requested.

ACTION TO BE TAKEN

For the reasons set out in this document, the Board unanimously recommends that AstraZeneca Shareholders vote in favour of the Resolution relating to the Transaction to be proposed at the AstraZeneca General Meeting, as the Directors intend to do in respect of their own beneficial holdings of AstraZeneca Shares, and that you take the action described below.

The AstraZeneca General Meeting will be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom at 11.30 a.m. on 11 May 2021. The Transaction requires approval of AstraZeneca Shareholders at the AstraZeneca General Meeting.

1.       The documents

If you received a Form of Proxy, you are requested to complete and return your form as soon as possible. If you have registered to appoint a proxy electronically, and have thus not received a Form of Proxy, you should follow the instructions in the email you received notifying you of the availability of this document.

2.       Voting at the AstraZeneca General Meeting

The Transaction will require approval by AstraZeneca Shareholders at the AstraZeneca General Meeting to be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom at 11.30 a.m. on 11 May 2021. The Transaction constitutes a Class 1 transaction for AstraZeneca under the Listing Rules and will require the passing by AstraZeneca Shareholders of the Resolution to be proposed at the AstraZeneca General Meeting.

The Board continues to monitor the evolving COVID-19 situation and the safety and security of the AstraZeneca workforce and AstraZeneca Shareholders remains paramount. In line with UK Government restrictions relating to public gatherings as at the date of this document, the AstraZeneca General Meeting will be a closed meeting and it will not be possible for AstraZeneca Shareholders to attend. The AstraZeneca General Meeting will function as a procedural meeting and only formal business will be conducted by a sufficient number of AstraZeneca Shareholders to constitute a quorum to ensure that the AstraZeneca General Meeting is validly held. As AstraZeneca Shareholders will not be allowed to attend the AstraZeneca General Meeting, AstraZeneca Shareholders are strongly encouraged to appoint the Chairman of the AstraZeneca General Meeting as their proxy, to ensure their votes are counted. A shareholder may appoint more than one proxy in relation to the AstraZeneca General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company.

2.1     Online appointment of proxies

AstraZeneca Shareholders entitled to vote at the AstraZeneca General Meeting may appoint a proxy electronically by logging on to the following website: www.sharevote.co.uk and entering the Authentication Reference Number shown on their Form of Proxy. Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk. For an electronic proxy appointment to be valid, the appointment must be received by AstraZeneca’s registrar, Equiniti no later than 11.30 a.m. London time on 7 May 2021 (or, in the case of adjournment(s), not later than 48 hours before the time fixed for the adjourned meeting). Full details of the procedure to be followed to appoint a proxy electronically are given on both websites.

2.2     Electronic appointment of proxies through CREST

If you hold AstraZeneca Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the meeting (or any adjourned meeting) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy), must, in order to be valid, be transmitted so as to be received by AstraZeneca’s registrar, Equiniti, not less than 48 hours before the time fixed for the AstraZeneca General Meeting (or adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

AstraZeneca may treat as invalid a CREST Proxy Instruction in the circumstances set out in the CREST Regulations.

2.3     Sending Forms of Proxy by post or by hand

Please complete and sign the enclosed Form of Proxy in accordance with the instructions printed on it and return it either (i) by post or, (ii) during normal business hours only, by hand, to AstraZeneca’s registrar, Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom so as to be received as soon as possible and in any event not later than 11.30 a.m. on 7 May 2021, or, if the AstraZeneca General Meeting is adjourned, the Form of Proxy should be received not later than 48 hours before the time fixed for the adjourned AstraZeneca General Meeting.

The Form of Proxy must be returned by the time mentioned above, or it will be invalid.

AstraZeneca Shareholders are entitled to appoint a proxy in respect of some or all of their AstraZeneca Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. AstraZeneca Shareholders who wish to appoint more than one proxy in respect of their holding of AstraZeneca Shares should contact Equiniti for further Forms of Proxy.

3.       Shareholder Helpline

If you have any questions about this document or the AstraZeneca General Meeting, or are in any doubt as to how to complete the Form of Proxy, please contact AstraZeneca’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom or call on 0800 389 1580 or, if telephoning from outside the UK, on +44 (0)121 415 7033, between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays). Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be recorded and monitored for security and training purposes. Please note that, for legal reasons, the helpline cannot provide advice on the merits of the Transaction or give any legal, tax or financial advice.

4.       ADSs

If you want the Depositary to vote your AstraZeneca ADSs at the AstraZeneca General Meeting, you may provide your voting instructions to the Depositary via the internet, by telephone or by sending in a completed voting instruction card, as described on such card. In each case, voting instructions must be received by the Depositary by 1.00 p.m. EDT on 3 May 2021.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown are BST times unless otherwise stated. All dates and times are based on the current expectations of AstraZeneca and are subject to change, which will depend, among other things, on the date on which the Conditions to the Transaction are satisfied or, where applicable, waived. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to AstraZeneca Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange.

Event	Expected time/date
Publication of this document	12 April 2021
AstraZeneca Online Shareholder Engagement Event	2.00 p.m. on 30 April 2021
Latest time and date for lodging Depositary voting instructions in respect of AstraZeneca ADSs for the AstraZeneca General Meeting	1.00 p.m. (EDT) on 3 May 2021 (1)
Latest time and date for lodging Forms of Proxy/CREST Proxy Instructions for the AstraZeneca General Meeting	11.30 a.m. on 7 May 2021 (2)
Voting Record Time	6.30 p.m. on 7 May 2021 (3)
AstraZeneca General Meeting	11.30 a.m. on 11 May 2021 (4)
Alexion Special Meeting	9.00 a.m. (EDT) on 11 May 2021
Completion and issuance of New AstraZeneca Shares and New AstraZeneca ADSs	Q3 2021 (5)
Long Stop Date	12 December 2021 (6)
The AstraZeneca General Meeting will be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom.

Notes:

(1)	In order to be valid, the voting instructions must be lodged no later than 1.00 p.m. (EDT) on 3 May 2021 (or, if the AstraZeneca General Meeting is adjourned, before such time as is announced before the adjourned meeting). Please see “Action to be taken” on pages 9 to 10 of this document.

(2)	In order to be valid, the Form of Proxy must be lodged no later than 11.30 a.m. (BST) on 7 May 2021 (or, if the AstraZeneca General Meeting is adjourned, 48 hours before the time fixed for the adjourned meeting). Please see “Action to be taken” on pages 9 to 10 of this document.

(3)	In line with the UK Government restrictions relating to public gatherings as at the date of this document, the AstraZeneca General Meeting will be a closed meeting and it will not be possible for AstraZeneca Shareholders to attend.

(4)	If the AstraZeneca General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 6.30 p.m. (BST) on the date which is two business days before the date set for such adjourned meeting.

(5)	Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place in the third quarter of 2021.

(6)	Subject to an extension of 90 days (to 12 March 2022) if, on the initial Long Stop Date, all Conditions have been satisfied or waived except for the Regulatory Conditions (as defined below).

INDICATIVE TRANSACTION STATISTICS

Number of existing AstraZeneca Shares (as at the Latest Practicable Date) (1)	1,312,748,507
Number of New AstraZeneca Shares to be issued in the Transaction	up to 235,149,198
Number of New AstraZeneca Shares immediately following Completion (1)(2)	up to 1,547,897,705
New AstraZeneca Shares as a percentage of the enlarged issued share capital (1)(2)	15.2 per cent.
ISIN	GB0009895292
SEDOL	0989529

Notes:

(1)	Number of AstraZeneca Shares as at the Latest Practicable Date (including shares owned by employee share trusts).

(2)	Assumes that no New AstraZeneca Shares are issued as a result of (1) the exercise of any options or (2) awards vesting under the AstraZeneca employee share schemes between the Latest Practicable Date and Completion. Based on the number of AstraZeneca Shares in issue as at the Latest Practicable Date and that 235,149,198 New AstraZeneca Shares are issued in connection with the Transaction.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors of the Company:	Leif Johansson
Pascal Soriot
Marc Dunoyer
Philip Broadley
Euan Ashley
Geneviève Berger
Graham Chipchase
Michel Demaré
Deborah DiSanzo
Diana Layfield
Sheri McCoy
Tony Mok
Nazneen Rahman
Marcus Wallenberg	Chairman
Chief Executive Officer
Chief Financial Officer
Senior Independent Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director
Non-Executive Director

Company Secretary of the Company:	Adrian Kemp

Registered Office of the Company:	1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA United Kingdom

Sponsor and Financial Adviser to the Company:	Evercore Partners International LLP 15 Stanhope Gate London W1K 1LN United Kingdom

Financial Adviser to the Company:	Centerview Partners UK LLP 100 Pall Mall London SW1Y 5NQ United Kingdom

Global Legal Advisers to the Company:	Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom

Legal Advisers to the Sponsor as to English law:	Simmons & Simmons LLP CityPoint, One Ropemaker Street London EC2Y 9SS United Kingdom

Reporting Accountants to the Company:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom

Auditors to the Company:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom

Company Registrars:	Equiniti Limited Aspect House, Spencer Road Lancing West Sussex BN99 6DA United Kingdom

PART I
LETTER FROM THE CHAIRMAN OF ASTRAZENECA

Directors:	Registered Office:

Leif Johansson (Chairman)

Pascal Soriot (Chief Executive Officer)

Marc Dunoyer (Chief Financial Officer)

Philip Broadley (Senior Independent Non-Executive Director)

Euan Ashley (Non-Executive Director)

Geneviève Berger (Non-Executive Director)

Graham Chipchase (Non-Executive Director)

Michel Demaré (Non-Executive Director)

Deborah DiSanzo (Non-Executive Director)

Diana Layfield (Non-Executive Director)

Sheri McCoy (Non-Executive Director)

Tony Mok (Non-Executive Director)

Nazneen Rahman (Non-Executive Director)

Marcus Wallenberg (Non-Executive Director)

1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA United Kingdom

12 April 2021

To all AstraZeneca Shareholders, and, for information only, to participants in the AstraZeneca Share Plans and persons with information rights

Dear Shareholder

PROPOSED ACQUISITION OF ALEXION
BY ASTRAZENECA PLC

1.       Introduction

On 12 December 2020, AstraZeneca announced that it and Alexion had reached an agreement for the acquisition, by a subsidiary of AstraZeneca, of the entire common stock of Alexion (the “Alexion Shares”), which will be effected through a statutory merger pursuant to the laws of Delaware (the “Transaction”).

Under the terms of the Transaction, Alexion Shareholders will receive US$60 in cash and 2.1243 AstraZeneca American Depositary Shares (“AstraZeneca ADSs”) (each New AstraZeneca ADS representing one-half of one (1/2) AstraZeneca Share, as evidenced by American Depositary Receipts (“ADRs”)) for each Alexion Share (the “Merger Consideration”). If they elect, Alexion Shareholders may receive their allocation of New AstraZeneca ADSs in the form of a corresponding number of AstraZeneca Shares in addition to the cash consideration.

Owing to its size, the Transaction constitutes a class 1 transaction for the purposes of the Listing Rules, and therefore requires the approval of AstraZeneca Shareholders. The Transaction is conditional on, amongst other things, such approval being obtained. Accordingly, a General Meeting has been convened for 11.30 a.m. on 11 May 2021 at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom. The Notice of General Meeting is set out in Part IX (Notice of General Meeting) of this document and an explanation of the Resolution to be proposed is set out in paragraph 16 of this letter.

Alexion was incorporated in the state of Delaware and Alexion Shares are listed on the Nasdaq Stock Exchange. Alexion is therefore not subject to the Listing Rules. Pursuant to the terms of the Merger Agreement, and, in accordance with Delaware law, the Transaction is also conditional on Alexion Shareholder approval.

I am pleased to present this significant, value-creating opportunity AND RECOMMEND THE TRANSACTION to AstraZeneca Shareholders. The purpose of this letter is to: (i) explain the background to and reasons for the Transaction; (ii) explain why the Directors believe that the Transaction is in the best interests of AstraZeneca and AstraZeneca Shareholders taken as a whole; and (iii) recommend that, as an AstraZeneca Shareholder, you vote in favour of the Resolution to be proposed at the AstraZeneca General Meeting.

The notice of the AstraZeneca General Meeting, at which your approval will be sought for the Transaction, is set out at the end of this document. In order to approve the Transaction, a majority of AstraZeneca Shareholders attending, whether in person or by proxy, and voting at the AstraZeneca General Meeting will need to vote in favour of the Resolution. The Resolution is described in further detail in paragraph 16 (AstraZeneca General Meeting) of this letter, and is set out in Part IX (Notice of General Meeting) of this document. Details of the action you should take in order to cast your votes at the AstraZeneca General Meeting are set out in the part of this document entitled “Action to be taken” on pages 9 to 10 of this document. The recommendation of the Directors is set out in paragraph 20 (Recommendation) of this letter.

2.       Background to and reasons for the Transaction

Both AstraZeneca and Alexion share the same dedication to science and innovation to deliver life-changing medicines. The capabilities of both organisations will create a company with great strengths across a range of technology platforms, with the ability to bring innovative medicines to millions of people worldwide. The Combined Group will also have an enhanced global footprint and broad coverage across primary, speciality and highly specialised care.

Scientific leadership—accelerated presence in immunology

AstraZeneca has built a growing scientific presence in oncology, and in cardiovascular, renal and metabolism, and respiratory diseases, with a focus on organ protection. AstraZeneca has developed a broad range of technologies, initially focused on small molecules and biologics and with a growing focus in precision medicine, genomics, oligonucleotides and epigenetics. More recently, AstraZeneca has increased its efforts in immunology research and the development of medicines across a range of modalities for immune-mediated diseases, including for rare disorders.

Many immune disorders are caused by the over-activation of an individual’s own immune system against specific normal proteins or components, causing damage to cells, tissues and/or organs that express these proteins or components. In some of these disorders the damage is caused in whole or part by the over- activation of the complement arm of the immune system.

Alexion has pioneered complement inhibition for a broad spectrum of immune-mediated rare diseases caused by uncontrolled activation of the complement system. The complement system is a critical component of the innate immune system, which is typically the first line of defence against invading pathogens. The complement system consists of several plasma proteins that work together to destroy and remove foreign and infected cells, and cause inflammation of the surrounding tissue to recruit additional mediators of the immune system. The complement proteins usually circulate in the blood and extracellular fluid in an inactivated state. Activation by an appropriate signal sets off a chain reaction where each complement protein triggers the activation of the next protein in the cascade.

Complement activation occurs through three different routes, based on the type of activating signal:

(a)	the classical pathway is activated by antibodies bound to the surface of a microbe or other structure, or, in the case of an immune-mediated disorder, one of the patient’s own proteins;

(b)	the alternative pathway is triggered when the complement protein C3 directly recognises certain microbial surface structures. A key protein involved in the activation of the alternative pathway is Factor D; and

(c)	the lectin pathway is activated by the plasma protein mannose-binding lectin (MBL), which recognises specific molecular structures on microbial surfaces.

All three pathways converge to activate C3, which then splits into two fragments, C3a and C3b. The smaller C3a fragment promotes inflammation, thus enhancing the immune response, while the larger C3b fragment binds to the surface of a human or microbial cell to form the C5 convertase. The latter splits the terminal complement protein C5, triggering the formation of the membrane attack complex (MAC), a structure that forms on the membranes of cells and pokes holes, causing the cellular contents to leak and the cells to die.

Uncontrolled complement activation can lead to life-threatening conditions, including systemic inflammation, dysregulation of coagulation (blood clotting) and fibrinolysis, and auto-aggression. It therefore needs to be tightly regulated.

Alexion’s franchise includes Soliris (eculizumab), a first-in-class anti-complement component 5 (C5) monoclonal antibody. The medicine is approved in many countries for the treatment of patients with paroxysmal nocturnal haemoglobinuria (PNH), atypical haemolytic uremic syndrome (aHUS), generalised myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD). More recently, Alexion launched Ultomiris (ravulizumab), a second-generation C5 monoclonal antibody with a more convenient dosing regimen that has the potential to address a broader range of potential immune disorders.

Alexion’s expertise extends to other targets both within and beyond the complement cascade. Its deep pipeline includes Factor D small-molecule inhibitors that modulate the alternative pathway of the complement system, an antibody blocking the neonatal Fc receptor (FcRn), and a bi-specific mini-body targeting C5, among others. The FcRn binds to and recycles immunoglobulin G (IgG) antibodies, therefore extending their half-life. Blocking the FcRn reduces the amount of circulating antibodies, including pathogenic autoantibodies. Beyond complement, Alexion has successful commercial Metabolic (Strensiq and Kanuma) and Critical Care (Andexxa) franchises, as well as a number of non-complement-focused assets in development.

AstraZeneca, with Alexion’s R&D team, will work to build on Alexion’s pipeline of 11 molecules across more than 20 clinical development programmes across the spectrum of indications, in rare diseases and beyond.

Alexion’s leading expertise in complement biology will accelerate AstraZeneca’s growing presence in immunology. The Transaction adds a new technology platform to AstraZeneca’s science and innovation-driven strategy. The complement cascade is pivotal to the innate immune system. It plays a crucial role in many inflammatory and autoimmune diseases across multiple therapy areas, including haematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care. In contrast, AstraZeneca’s capabilities in genomics, precision medicine and oligonucleotides can be utilised to develop medicines targeting less-frequent diseases. Combining AstraZeneca’s capabilities in precision medicine and Alexion’s expertise in rare disease development and commercialisation will enable the new company to develop a portfolio of medicines addressing the large unmet needs of patients suffering from rare diseases.

The Combined Group will bring together two complementary, patient-centric models of care delivery with combined strengths in immunology, biologics, genomics and oligonucleotides to drive future medicine innovation. AstraZeneca intends to establish Boston, Massachusetts, US as its headquarters for rare diseases, capitalising on talent in the greater Boston area.

Industry-leading revenue growth; enhanced geographical presence and broad coverage across primary, specialised and highly specialised care

AstraZeneca’s acquisition of Alexion, with its strong commercial portfolio and robust pipeline, will support its long-term ambition to develop novel medicines in areas of immunology with high unmet medical needs. Alexion achieved impressive revenue growth over the last few years, with revenues of US$6 billion in 2020 (22 per cent. year-on-year growth). Alexion has exhibited skilful commercial execution in building its ‘blockbuster’ C5 franchise. The success of the franchise is demonstrated by the effective transition of over 70 per cent. of PNH patients from Soliris to Ultomiris in less than two years of launch in its key markets, including the US, Japan and Germany, as well as the strong pipeline of additional indications for Ultomiris.

Rare diseases is a high-growth therapy area with rapid innovation and significant unmet medical need. Over 7,000 rare diseases are known today, and only c.5 per cent. have US Food and Drug Administration-approved treatments. The global rare disease market is forecasted to grow by a low double-digit percentage in the future.

AstraZeneca intends to build on its geographical footprint and extensive emerging markets presence to accelerate the worldwide expansion of Alexion’s portfolio.

The combination of the two companies’ laboratories is complementary to each of their respective capabilities. The Board believes that, on the one hand, Alexion’s complement technology will benefit from AstraZeneca’s wider knowledge base to pursue medicines for indications other than rare diseases whilst, on the other, AstraZeneca will be able to move forward with potential medicines in rare diseases which were otherwise side- lined.

The Transaction strengthens AstraZeneca’s industry-leading growth, underpinned by its broad portfolio of medicines, which will enable the new company to bring innovative medicines to a broad range of healthcare practitioners in primary, speciality and highly specialised care.

The Combined Group is expected to deliver double-digit average annual revenue growth through 2025.

Enhanced core operating margin and cash-flow generation

The Transaction is expected to improve the Combined Group’s profitability, with the core operating margin significantly enhanced in the short term, and with continued expansion thereafter. This uplift is supported by increased scale and expected recurring run-rate pre-tax synergies of approximately US$500 million per year from the Combined Group (by end of the third year following Completion). AstraZeneca expects to generate significant value from the Transaction by extending Alexion’s commercial reach through leveraging AstraZeneca’s global presence and accelerating the development of Alexion’s pipeline.

The Transaction also strengthens AstraZeneca’s cash-flow generation, providing additional flexibility to reinvest in R&D and rapid debt reduction, with an ambition to increase the dividend.

Immediately core earnings-accretive and value-enhancing acquisition, in line with stated capital allocation priorities

The Transaction is expected to deliver robust and sustainable accretion to AstraZeneca’s core earnings per share (EPS) from the outset, with double-digit percentage accretion anticipated in the first three years following Completion. 1

1    This should not be construed as a profit forecast or interpreted to mean that the future earnings per share, profits, margins or cashflows of AstraZeneca will match or exceed the historical published earnings or earnings per share, profits, margins or cashflows of AstraZeneca.

The Transaction is consistent with AstraZeneca’s capital allocation priorities. The Combined Group is expected to maintain a strong, investment-grade credit rating, and the Transaction supports AstraZeneca’s progressive dividend policy. The Transaction represents a significant step in AstraZeneca’s strategic and financial-growth plans.

3.       Summary information on Alexion

Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. As a leader in rare diseases for more than 25 years, Alexion has developed and commercialises two approved complement inhibitors to treat patients with PNH and atypical haemolytic uremic syndrome, as well as the first and only approved complement inhibitor to treat anti-acetylcholine receptor antibody-positive generalised myasthenia gravis and neuromyelitis optica spectrum disorder. Alexion also has two highly innovative enzyme replacement therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia and lysosomal acid lipase deficiency, as well as the first and only approved Factor Xa inhibitor reversal agent. In addition, Alexion is developing several mid-to-late-stage therapies, including a copper-binding agent for Wilson disease, FcRn antibody for rare IgG-mediated diseases and an oral Factor D inhibitor as well as several early-stage therapies, including one for light chain amyloidosis, a second oral Factor D inhibitor and a third C5 inhibitor. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care.

4.       Summary financial information on Alexion

The following selected historical consolidated financial data prepared in accordance with US GAAP has been extracted from the consolidated historical financial information extracted without material adjustment from Alexion’s audited consolidated financial statements for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 included within Part IV (Historical Financial Information relating to Alexion) of this document.

	As of and for the year ended 31 December (US$ millions, except number of shares and per share information)
	2018	2019	2020
Statement of operations data:
Total revenue	4,131	4,991	6,070
Total costs and expenses	(3,861)	(2,871)	(5,438)
Operating income	270	2,120	632
Other income/(expense)	(27)	59	(63)
Income before income taxes	242	2,179	569
Income tax benefit/(expense)	(165)	226	34
Net income	78	2,404	603
Per share data:
Basic weighted average number of ordinary shares, in millions	223	223	220
Basic earnings per share (US$)	0.35	10.77	2.74

	As of and for the year ended 31 December (US$ millions, except number of shares and per share information)
	2018	2019	2020
Balance sheet data:
Assets:
Current assets	3,385	5,076	5,833
Total assets	13,932	17,545	18,103
Liabilities:
Current liabilities	1,174	1,194	1,625
Total liabilities	4,767	6,273	6,452
Total stockholders’ equity	9,165	11,272	11,651
Cash flow data:
Net cash provided by operating activities	426	2,085	3,003
Net cash (used in)/provided by investing activities	471	10	(2,100)
Net cash used in financing activities	(102)	(739)	(612)

Further detailed information on the historical financial information for Alexion is provided in Part IV (Historical Financial Information Relating to Alexion) of this document.

5.       Summary of the terms of the Transaction

The Transaction will be undertaken through a US statutory merger in which Alexion Shareholders will receive US$60 in cash and 2.1243 New AstraZeneca ADSs listed on the Nasdaq Stock Exchange for each of their Alexion Shares. If they elect, Alexion Shareholders may receive their allocation of New AstraZeneca ADSs in the form of a corresponding number of AstraZeneca Shares in addition to the cash consideration.

Based on AstraZeneca’s reference average ADR price of US$48.42 on the Latest Practicable Date, this implies:

(a)	a total current value of US$36.1 billion for the Alexion Shares, comprised of approximately US$13.3 billion in cash and US$22.8 billion in New AstraZeneca Shares (some of which will be represented by New AstraZeneca ADSs); and

(b)	total consideration to Alexion Shareholders of US$162.86 per share, which represents a premium of 34.6 per cent. over the closing price of Alexion Shares on 11 December 2020 (being the last day prior to the announcement of the Transaction).

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca, will merge with and into Alexion, with Alexion surviving the merger. Alexion will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of AstraZeneca, with Merger Sub II surviving as an indirect wholly owned subsidiary of AstraZeneca. The Merger Agreement was entered into on 12 December 2020, the terms of which are more fully described in Part III (Summary of the Key Transaction Terms) of this document.

Assuming the satisfaction or waiver of all Conditions, Completion is expected to take place in the third quarter of 2021. Following Completion, AstraZeneca will announce that the Transaction has taken effect. The announcement will be made by way of a press release despatched via a Regulatory Information Service.

6.       Synergies and integration

The Board expects the Transaction to realise recurring run-rate pre-tax cost synergies of approximately US$500 million per annum from the Combined Group by the end of the third year following Completion of the Transaction.

These synergies are expected to be primarily achieved by utilising the scale and global footprint of the Combined Group, integrating common corporate functions, taking full advantage of best practices and operational capacity that currently exists in each business, and sharing of resources in commercial and R&D to support Alexion as the rare diseases business unit in the Combined Group.

The Board expects cost synergies to be achieved in the following main areas, listed in order of the magnitude of expected impact on the Combined Group:

•	the majority of the synergies are expected to come from non-manpower savings, including:

•	third party savings (including procurement, removing duplication and aligning policies for select external services); and

•	in-sourcing (e.g. select R&D and manufacturing activities) and better utilisation of existing production facilities (e.g. network optimisation); and

•	the remaining synergies will come from optimisation of facilities and capabilities within corporate functions, R&D, commercial and operations.

The Board expects the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$600 million incurred in the first three years following Completion of the Transaction and believes that the synergies will not prevent the Combined Group from continuing to invest in future growth or planned R&D activities.

The expected synergies have been calculated based on AstraZeneca and Alexion financial information for the years ended 31 December 2019 and 31 December 2020.

In addition to the cost synergies, the Board further expects that the Combined Group will be able to realise substantial revenue synergy opportunities through utilising AstraZeneca’s global infrastructure to increase sales volumes of Alexion products, including Andexxa, Soliris/Ultomiris and metabolic products. The additional geographic cover will also lead to an increase of sales revenues in emerging markets and in countries with distributorships.

The estimated synergies reflect both the beneficial elements and relevant costs. The Board expects these anticipated synergies to accrue as a direct result of the Transaction and that they would not otherwise be achieved on a standalone basis and does not expect any material dis-synergies to arise in connection with the Transaction.

The Board is confident that the integration of Alexion can be achieved without causing any material disruption to the underlying operations of the two businesses. As at the date of this document, appropriate preparatory integration planning is being undertaken by an integration leadership team comprising members of senior management of both AstraZeneca and Alexion. Specific integration teams have been established across each functional division and are working together to produce detailed integration plans that will be implemented immediately following Completion. There can be no assurance that any particular amount of such savings or synergies will be achieved following Completion or that they will be achieved in the expected time frame.

7.           Summary of Unaudited Pro Forma Financial Information for the Combined Group

Unaudited Pro Forma income statement

For the year ended 31 December 2020
(in US$ millions)
Total revenue	32,686
Gross profit	23,744
Operating profit	371
(Loss) for the period	(723)

Unaudited Pro Forma Statement of net assets

As of 31 December 2020
(in US$ millions)
Non-current assets	84,055
Current assets	29,251
Non-current liabilities	(40,392)
Current liabilities	(34,373)
Net assets	38,541

Further detailed information on the unaudited pro forma financial information for the Combined Group is provided in Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document.

8.           Management and employee incentive arrangements

AstraZeneca and Alexion will mutually agree on two individuals from Alexion’s board of directors who will join the Board as Directors upon Completion.

Members of Alexion’s current senior management team will lead the future rare disease activities. Under the terms of the Merger Agreement, AstraZeneca has agreed that for 12 months following Completion, it will provide the Alexion employees with salaries not less than such employees had before Completion, incentive compensation opportunities that are in the aggregate no less favourable than those provided before Completion and substantially comparable benefits to those provided before Completion. Details on how the Alexion share plans are treated under the Merger Agreement are set out in Part III (Summary of the Key Transaction Terms) of this document.

The Combined Group’s headquarters will be located at AstraZeneca’s existing headquarters at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom (which is also its registered office).

9.           Dividends and dividend policy

Alexion Shareholders will be entitled to AstraZeneca dividends (with record dates following Completion) in respect of the New AstraZeneca Shares and the New AstraZeneca ADSs from the time of issuance of such AstraZeneca Shares and AstraZeneca ADSs. The New AstraZeneca Shares will, when issued, rank pari passu with each other and with all existing AstraZeneca Shares and will rank in full for all dividends and other distributions hereafter declared, made or paid in respect of the existing AstraZeneca Shares. The New AstraZeneca ADSs will, when issued, rank pari passu with each other and with all existing AstraZeneca ADSs and will rank in full for all dividends and other distributions hereafter declared, made or paid in respect of the existing AstraZeneca ADSs.

AstraZeneca has a progressive dividend policy and the Board expects the Transaction to materially enhance core dividend cover. AstraZeneca’s dividends are declared in US Dollars per ordinary share and are paid in sterling, Swedish Krona or US Dollars, in each case corresponding to where the relevant AstraZeneca Shares or AstraZeneca ADSs are listed.

10.           Summary of the Merger Agreement

10.1   Conditions to the Transaction

The Merger Agreement contains a number of Conditions, which are more fully described in Part III (Summary of the Key Transaction Terms) of this document. AstraZeneca will not be required to complete the Transaction if the Conditions have not been satisfied or, to the extent legally permitted, waived. Certain of the material Conditions are summarised below:

(a)	Antitrust approvals:

(i)	expiration or termination of the applicable waiting period (or extension thereof) under the Hart-Scott- Rodino Antitrust Improvements Act 1976, as amended (the “HSR Act”); and

(ii)	antitrust and/or foreign investment approval or expiration or termination of the applicable waiting period in certain other jurisdictions including the EU and the UK,

(together, the “Regulatory Conditions”);

(b)	AstraZeneca Shareholder approvals:

(i)	the approval of the Merger Agreement by a majority of AstraZeneca Shareholders attending, whether in person or by proxy, and voting at the AstraZeneca General Meeting;

(c)	Alexion Shareholder approvals:

(i)	approval of the Merger Agreement by the holders of a majority of the outstanding Alexion Shares entitled to vote at the special meeting of Alexion Shareholders to be called for the purposes of such vote (the “Alexion Special Meeting”);

(d)	Admission of New AstraZeneca Shares to listing on the London Stock Exchange and New AstraZeneca ADSs on the Nasdaq Stock Exchange (as applicable):

(i)	approval for admission of the New AstraZeneca Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange subject only to the issue of such New AstraZeneca Shares upon Completion; and

(ii)	approval for listing on the Nasdaq Stock Exchange of the New AstraZeneca ADSs issuable to Alexion Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance); and

(e)	Registration statements declared effective by the SEC:

(i)	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 and Form F-6 relating to the New AstraZeneca Shares and New AstraZeneca ADSs to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order).

The Transaction will be subject to reviews by a number of antitrust authorities, including the European Commission (“EC”), the US Federal Trade Commission (the “FTC”), and the Competition and Markets Authority (“CMA”) in the UK. A number of further merger control and foreign investment clearances will also be sought by AstraZeneca and Alexion in connection with the Transaction. AstraZeneca currently expects these reviews to conclude to allow Completion of the Transaction in the third quarter of 2021.

For further information, please see Part III (Summary of the Key Transaction Terms) of this document.

10.2   Termination payment

AstraZeneca will be entitled to receive a termination payment of US$270 million from Alexion in the event that, subject to certain specified conditions, AstraZeneca or Alexion terminates the Merger Agreement because the required approval of the Alexion Shareholders is not obtained.

AstraZeneca will be entitled to receive a termination payment of US$1.18 billion from Alexion in the event that:

(a)	prior to the approval of the Transaction by the Alexion Shareholders, AstraZeneca terminates the Merger Agreement following an adverse recommendation change by Alexion, the commencement of a takeover offer of Alexion which Alexion does not publicly reject with 10 business days, or a wilful material breach by Alexion of its no solicit obligations or its obligation to hold the Alexion Special Meeting;

(b)	Alexion terminates the Merger Agreement in order to accept a superior proposal; or

(c)	AstraZeneca or Alexion terminates the Merger Agreement because the required approval by Alexion Shareholders is not obtained, and (i) prior to the special meeting of Alexion Shareholders, a proposal for the acquisition of 50 per cent. or more of the Alexion Shares or the assets of Alexion is publicly announced or made known and not withdrawn at least four days prior to the meeting and (ii) within 12 months after the date on which the Merger Agreement was terminated Alexion enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Alexion Shares or the assets of Alexion or such a proposal is completed.

Alexion will be entitled to receive a termination payment of US$1.415 billion from AstraZeneca in the event that:

(a)	prior to the approval of the Transaction by the AstraZeneca Shareholders, Alexion terminates the Merger Agreement following an adverse recommendation change by AstraZeneca, the commencement of a takeover offer of AstraZeneca which AstraZeneca does not publicly reject with 10 business days, or a wilful material breach by AstraZeneca of its no solicit obligations or its obligation to hold the AstraZeneca General Meeting; or

(b)	subject to certain specified conditions, AstraZeneca or Alexion terminates the Merger Agreement because the required approval of the AstraZeneca Shareholders is not obtained.

11.       Transaction financing

To support the financing of the offer consideration, on 12 December 2020, AstraZeneca entered into a new underwritten US$17.5 billion bridge financing facility, arranged by Morgan Stanley Bank International Limited, J.P. Morgan Securities PLC and Goldman Sachs Bank USA (the “Bridge Facility”). The initial term of the Bridge Facility is 12 months from the earlier of (i) the date of Completion and (ii) 12 December 2021, with up to two six month extensions available at the discretion of AstraZeneca. The Bridge Facility is intended to cover the financing of the cash portion of the acquisition consideration and associated acquisition costs and to refinance the existing term loan and revolving credit facilities of Alexion.

On 24 December 2020, the Bridge Facility was successfully syndicated to a number of large, well-regarded international banks (the lenders under the Bridge Facility, the “Bridge Lenders”) and US$5 billion of the Bridge Facility was cancelled and replaced by US$5 billion medium-term term and revolving facilities made available by the Bridge Lenders (the “Takeout Facilities”). The term facilities under the Takeout Facilities are intended to be available to be applied towards the financing of the cash portion of the acquisition consideration and associated acquisition costs and to refinance the existing drawn term loan facilities of Alexion. The revolving facilities under the Takeout Facilities are intended to be available to be applied towards the general corporate purposes of the Combined Group, including as a result of the cancellation of the existing revolving credit facilities of Alexion.

AstraZeneca intends to refinance the remaining US$12.5 billion available under the Bridge Facility through a combination of debt-capital market issuances, commercial paper issued under any commercial paper programme, and business cash flows.

For further information, please see paragraph 2 of Part III (Summary of the Key Transaction Terms) of this document.

12.       Current Trading and Prospects

12.1   AstraZeneca

Year ended 31 December 2020

On 15 February 2021, AstraZeneca published its Annual Report and Accounts for the year ended 31 December 2020. AstraZeneca delivered strong results in the year, delivering on guidance pertaining to growth and improvement in profitability.

Total revenue increased 9 per cent. (10 per cent. at constant exchange rates (“CER”)) to US$26.6 billion. This was driven by growth in new medicines which improved by 33 per cent. to US$14.0 billion. Globally, new medicines represented 52 per cent. of total revenue (compared to 43 per cent. for the financial year ended 31 December 2019). In terms of AstraZeneca’s three therapy areas, Oncology increased by 23 per cent. (24 per cent. at CER) to US$11.5 billion, while New CVRM increased by 7 per cent. (9 per cent. at CER) to US$4.7 billion. Respiratory & Immunology declined by 1 per cent. (stable at CER) to US$5.4 billion, a reflection of the impact in China of COVID-19.

The reported operating profit margin increased by seven percentage points in the year (eight at CER) to 19 per cent. The core operating profit margin increased by one percentage point (two at CER) to 28 per cent. and AstraZeneca anticipates further sustainable expansion in the core operating profit margin over time.

During 2020, AstraZeneca also made significant contributions towards the COVID-19 pandemic response. C19VAZ, which AstraZeneca co-developed with the University of Oxford, has received authorisation for emergency use by the UK MHRA, the EMA and the World Health Organisation. In addition to C19VAZ, AstraZeneca has initiated five Phase III clinical trials of AZD7442, a long-acting antibody combination therapy for the prevention and treatment of COVID-19, to evaluate safety and efficacy in preventing infection and treating patients in outpatient and inpatient settings.

Outlook for 2021

In its preliminary results announcement for the year ended 31 December 2020 and the three months ended 31 December 2020, published on 11 February 2021, AstraZeneca provided the following guidance for the financial year ending 31 December 2021 at CER:

“Total Revenue is expected to increase by a low-teens percentage, accompanied by faster growth in Core EPS to $4.75 to $5.00.

The guidance does not incorporate any revenue or profit impact from sales of COVID-19 Vaccine AstraZeneca (C19VAZ). The Company intends to report these sales separately from the next quarter. Similarly, the guidance excludes the proposed acquisition by the Company of Alexion Pharmaceuticals, Inc. (Alexion), anticipated to close in Q3 2021. AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID19. Variations in performance between quarters can be expected to continue.”

Please see Appendix 1 (Profit Forecasts) of this document for more information on AstraZeneca’s outlook, including the basis of preparation and list of assumptions.

AstraZeneca’s trading remains in line with the contents of that announcement, the outlook is unchanged and the AstraZeneca Group continues to have a strong financial position. AstraZeneca continues to invest in new medicines to support the rapidly growing oncology and biopharmaceuticals therapy areas. The impact of the COVID-19 pandemic persists in 2021 as expected and AstraZeneca remains focussed on closely monitoring and evaluating any unexpected impact on its portfolio of medicines, including the sale of marketed products, our supply chain, and the initiation and execution of clinical trials.

12.2   Alexion

Year ended 31 December 2020

On 4 February 2021, Alexion reported its fourth quarter and full year results for the year ended 31 December 2020. Alexion delivered strong full year results, outperforming its financial guidance for the year.

Total revenues were US$6.1 billion, a 22 per cent. increase compared to the same period in 2019. This exceeded the latest revenue guidance of US$5.9 billion to US$6.0 billion given on 29 October 2020. Soliris net product sales were US$4.1 billion, compared to US$3.9 billion in 2019, representing a 3 per cent. increase. Soliris sales growth was primarily driven by its expanding presence in neurology patients, namely gMG and NMOSD. Ultomiris net product sales were US$1.1 billion, compared to US$338.9 million in 2019, representing a 218 per cent. increase. Ultomiris sales growth was driven by Alexion achieving over 70 per cent. conversion of its PNH patients from Soliris to Ultomiris in the US, Germany and Japan. Strensiq net product sales were US$731.8 million, compared to US$592.5 million in 2019, representing a 24 per cent. increase. Kanuma net product sales were US$117.9 million, compared to US$112.2 million in 2019, representing a 5 per cent. increase.

GAAP diluted EPS was US$2.72, compared to US$10.70 in 2019. GAAP diluted EPS for 2020 includes impairment charges of US$2.1 billion primarily relating to the Kanuma intangible asset recorded in the second quarter 2020, offset by a deferred tax benefit of US$377.3 million associated with the Kanuma impairment charge. GAAP diluted EPS for 2019 includes one-time tax benefits of US$382.2 million related to intra-entity asset transfers of intellectual property in 2019. Non-GAAP diluted EPS was US$12.51, compared to US$10.53 in 2019.

Outlook for 2021

Since 31 December 2020, Alexion’s business and financial performance has continued in line with management’s expectations. Alexion expects to continue revenue growth in its various franchises including neurology, hematology, metabolic and Andexxa alongside continued progress in conversion from Soliris to Ultomiris in its PNH and aHUS business. Alexion is not aware of any material change in the competitive landscape that will have a material negative impact on the complement inhibitor franchise. Alexion continues to invest in its R&D efforts including for Ultomiris in gMG, NMO and ALS and remains on track for the Phase 3 readout of 1840 in Wilson disease in 2021. Alexion believes that it maintains sufficient commercial supplies and inventory for all its drugs and remains committed to patients it serves and the orphan disease community globally. The COVID-19 pandemic continues to impact the business in various geographies which Alexion continues to monitor.

13.       De-listing of Alexion Shares and listing of New AstraZeneca Shares

13.1   De-listing of Alexion Shares

If the Transaction completes, there will no longer be any publicly held Alexion Shares. Accordingly, Alexion Shares will be delisted from the Nasdaq Stock Exchange and will be deregistered under the Exchange Act as soon as practicable following Completion, and Alexion will no longer be required to file periodic reports with the SEC in respect of Alexion Shares.

13.2   Listing of New AstraZeneca Shares

Under the terms of the Merger Agreement, AstraZeneca is required to use its reasonable best efforts to cause (i) the New AstraZeneca Shares to be approved for admission to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange and (ii) the New AstraZeneca ADSs to be issued as Merger Consideration to be approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance, each prior to Completion. It is a condition to both parties’ obligations to complete the Transaction that such approvals are obtained. Accordingly, application will be made to have the New AstraZeneca Shares approved for listing by the FCA and to trading on the main market for listed securities on the London Stock Exchange and for the New AstraZeneca ADSs to be approved for listing on the Nasdaq Stock Exchange.

The existing AstraZeneca Shares are already admitted to the Official List, the London Stock Exchange’s main market for listed securities, under the ticker symbol “AZN LN”, and CREST. It is expected that all of the New AstraZeneca Shares, when issued and fully paid, will be capable of being transferred by means of CREST. The New AstraZeneca Shares will trade under ISIN GB0009895292 which is the same ISIN as the existing AstraZeneca Shares.

AstraZeneca Shares also have a secondary listing on Nasdaq Stockholm in Sweden, under the ticker symbol “AZN SS”. On the Latest Practicable Date, 159,207,705 AstraZeneca Shares (being 12.1 per cent. of AstraZeneca’s issued ordinary share capital) were recorded on its Sweden branch share register. Application will be made to have the New AstraZeneca Shares admitted to trading on Nasdaq Stockholm.

The New AstraZeneca Shares will be created under the Companies Act and will be issued in registered form and will be capable of being held in both certificated and uncertificated form. The rights attached to the New AstraZeneca Shares will be the same as those attached to the existing AstraZeneca Shares, which are described in paragraph 3.2 of Part VI (Additional Information) of this document.

AstraZeneca ADSs are listed on the Nasdaq Stock Exchange under the ticker symbol “AZN US”. The New AstraZeneca ADSs will trade under ISIN US0463531089 which is the same ISIN as the existing AstraZeneca ADSs. The rights of holders of the AstraZeneca ADSs is governed by the terms of a depositary agreement between the Depositary, AstraZeneca and the owners and beneficial owners of the AstraZeneca ADSs. The rights of holders of New AstraZeneca ADSs will be the same as those attached to the existing AstraZeneca ADSs.

14.       Dilution

Subject to Completion, up to 235,149,198 New AstraZeneca Shares will be issued in connection with the Transaction. This will result in AstraZeneca’s issued share capital increasing by approximately 17.9 per cent. (including shares owned by employee share trusts). Following Completion and assuming that 235,149,198 New AstraZeneca Shares are issued in connection with the Transaction, AstraZeneca Shareholders will be subject to an immediate dilution as a result of the issue, following which they will hold approximately 84.8 per cent. of the Combined Group’s issued share capital.

15.       Taxation

The Transaction does not involve existing AstraZeneca Shareholders disposing of their AstraZeneca Shares or acquiring additional AstraZeneca Shares. As such, the Transaction is not expected to have any UK or US tax implications for existing AstraZeneca Shareholders. The contents of this document are not to be construed as tax advice and each AstraZeneca Shareholder should consult its own tax adviser for tax advice in relation to its holding of AstraZeneca Shares.

16.       AstraZeneca General Meeting

The AstraZeneca General Meeting has been convened for 11.30 a.m. (BST) on 11 May 2021 at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom, for AstraZeneca Shareholders to consider and, if thought fit, pass the Resolution.

In line with UK Government COVID-19 restrictions relating to public gatherings as at the date of this document, the AstraZeneca General Meeting will be a closed meeting and it will not be possible for AstraZeneca Shareholders to attend. The AstraZeneca General Meeting will be preceded by an online shareholder engagement event at 2.00 p.m. on 30 April 2021, at which AstraZeneca Shareholders will be invited to participate in a live Q&A session with the Board. More information about the online shareholder engagement event is set out in the Notes to the Notice of General Meeting in Part IX (Notice of General Meeting).

The Resolution set out in the Notice of General Meeting in Part IX (Notice of General Meeting) of this document proposes that: (i) the Transaction be approved and (ii) the Directors be authorised to take all steps as may be necessary, expedient or desirable to implement the Transaction.

A notice of the AstraZeneca General Meeting is set out at the end of this document. The Board unanimously considers that the Resolution is in the best interests of AstraZeneca and AstraZeneca Shareholders and recommends that AstraZeneca Shareholders vote in favour of the Resolution as the Directors intend to do in respect of their own legal and beneficial holdings of AstraZeneca Shares.

17.       Action to be taken

Your attention is drawn to the part of this document entitled “Action to be taken”, which explain the actions you should take in relation to the AstraZeneca General Meeting.

18.       Further information

Your attention is drawn to the additional information set out in Part VI (Additional Information) and the Notice of General Meeting in Part IX (Notice of General Meeting) of this document. You should read the whole of this document and the accompanying Form of Proxy and not rely solely on the information summarised in this letter.

A copy of this document (and all information incorporated into this document by reference to another source) and the Form of Proxy are and will be available for inspection on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html.

19.       Financial advice

The Board has received financial advice from Evercore and Centerview Partners in relation to the Transaction. In providing their respective financial advice to the Board, each of Evercore and Centerview Partners have relied upon the Board’s commercial assessment of the Transaction.

20.       Recommendation

The Board considers the Transaction is in the best interests of AstraZeneca and AstraZeneca Shareholders taken as a whole. Accordingly, the Board unanimously recommends that AstraZeneca Shareholders vote or procure votes in favour of the Resolution at the AstraZeneca General Meeting, as the Directors intend to do in respect of their own legal and beneficial holdings of 557,609 AstraZeneca Shares representing, in aggregate, approximately 0.04 per cent. of AstraZeneca’s issued share capital as at the Latest Practicable Date.

Yours faithfully,

Leif Johansson

Chairman

PART II
RISK FACTORS

AstraZeneca Shareholders should consider the following risks and uncertainties together with all the other information set out in, or incorporated by reference into, this document prior to making any decision as to whether or not to vote in favour of the Transaction.

AstraZeneca considers the following to be the material risks related to the Transaction, existing material risks to AstraZeneca which may be impacted by the Transaction, or material new risks to AstraZeneca as a result of the Transaction. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The risks described below are based on information known at the date of this document but may not be the only risks to which AstraZeneca, Alexion or, following Completion, the Combined Group is or might be exposed. In particular, they do not include risks which AstraZeneca considers, as at the date of this document, to be ordinary course risks which may impact AstraZeneca, Alexion or, following Completion, the Combined Group, and which are unconnected with the Transaction. Additional risks and uncertainties, which are currently unknown to AstraZeneca or that AstraZeneca does not currently consider to be material, may materially affect the business of AstraZeneca, Alexion or, following Completion, the Combined Group, and could have a material adverse effects on the business, financial condition, results of operations and prospects of AstraZeneca, Alexion or, following Completion, the Combined Group. If any of the following risks were to occur, the business, financial condition, results of operations or prospects of AstraZeneca, Alexion or, following Completion, the Combined Group could be materially adversely affected and the value of the AstraZeneca Shares could decline and AstraZeneca Shareholders could lose all or part of the value of their investment in AstraZeneca Shares.

Risks related to the Transaction

There is no assurance when or if the Transaction will be completed.

Completion is subject to the satisfaction or waiver of a number of Conditions as set forth in the Merger Agreement, including, among others:

(a)	Antitrust approvals:

(i)	expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act; and

(ii)	antitrust and/or foreign investment approval or expiration or termination of the applicable waiting period in certain other jurisdictions including the EU and the UK;

(b)	AstraZeneca Shareholder approvals:

(i)	the approval of the Merger Agreement by a majority of AstraZeneca Shareholders attending, whether in person or by proxy, and voting at the AstraZeneca General Meeting;

(c)	Alexion Shareholder approvals:

(i)	approval of the Merger Agreement by the holders of a majority of the outstanding Alexion Shares entitled to vote at the Alexion Special Meeting;

(d)	Admission of New AstraZeneca Shares to listing on the London Stock Exchange and New AstraZeneca ADSs on the Nasdaq Stock Exchange:

(i)	approval for admission of the New AstraZeneca Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange subject only to the issue of such New AstraZeneca Shares upon Completion; and

(ii)	approval for listing on the Nasdaq Stock Exchange of the New AstraZeneca ADSs issuable to Alexion Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance); and

(e)	Registration statements declared effective by the SEC:

(i)	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 (with respect to the New AstraZeneca Shares) and Form F-6 (with respect to the New AstraZeneca ADSs) to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order).

There can be no assurance as to when these Conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction. If the Transaction does not complete, AstraZeneca may be required to pay Alexion a termination payment of US$1.415 billion if:

(a)	prior to the approval of the Transaction by the AstraZeneca Shareholders, the Merger Agreement was terminated by Alexion following:

(i)	an adverse recommendation change by AstraZeneca;

(ii)	the commencement of a takeover offer of AstraZeneca which AstraZeneca does not publicly reject with 10 business days;

(iii)	a wilful material breach by AstraZeneca of its no solicit obligations (as described in the risk factor headed “While the Merger Agreement is in effect, Alexion, AstraZeneca and their respective subsidiaries’ businesses are subject to restrictions on their business activities.”); or

(iv)	a wilful material breach by AstraZeneca of its obligation to hold the AstraZeneca General Meeting; or

(b)	subject to certain specified conditions, the Merger Agreement was terminated by AstraZeneca or Alexion because the required approval of the AstraZeneca Shareholders is not obtained.

In order to complete the Transaction, AstraZeneca and Alexion must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, Completion may be delayed, jeopardised or prevented and the anticipated benefits of the Transaction could be reduced.

No assurance can be given that the required consents, orders and approvals will be obtained or that the required Conditions to Completion will be satisfied. Even if all such consents, orders and approvals are obtained and such Conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of AstraZeneca and Alexion or may impose requirements, limitations or costs or place restrictions on the conduct of AstraZeneca’s or Alexion’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Alexion or AstraZeneca. Such extended period of time also may increase the chance that other adverse effects with respect to Alexion or AstraZeneca could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals or that they will satisfy the terms of the Merger Agreement.

The AstraZeneca General Meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Resolution is passed at the AstraZeneca General Meeting, and subject to the Listing Rules, AstraZeneca would not be required to seek further approval of AstraZeneca Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on AstraZeneca either before or after completing the Transaction.

Because the market value of AstraZeneca Shares that Alexion stockholders will receive in the Transaction may fluctuate, AstraZeneca cannot be sure of the market value of the Merger Consideration that it will pay in the Transaction.

As Merger Consideration, Alexion stockholders will receive (i) US$60.00 in cash, without interest and (ii) a fixed number of AstraZeneca Shares, not a number of shares that will be determined based on a fixed market value. The market value of AstraZeneca Shares and the market value of Alexion common stock at Completion may vary significantly from their respective values on the date that the Merger Agreement was executed or at other dates, such as the date of this document or the date of the AstraZeneca General Meeting. Stock price changes may result from a variety of factors, including changes in AstraZeneca’s or Alexion’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of AstraZeneca Shares, the comparative value of pounds sterling and the US dollar or market value of the Alexion common stock. Therefore, the aggregate market value of the AstraZeneca Shares that AstraZeneca is required to issue at the time that the Transaction is completed could vary significantly from the value of such shares on the date of this document, the date of the AstraZeneca General Meeting or the date on which AstraZeneca actually issues the New AstraZeneca Shares.

AstraZeneca may waive one or more conditions to the Transaction without seeking further shareholder approval for the Transaction.

Certain conditions to AstraZeneca’s obligations to complete the Transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of AstraZeneca and Alexion. In the event that any such waiver does not require further shareholder approval, the parties will have the discretion to complete the Transaction without seeking such further shareholder approval.

AstraZeneca expects to refinance its credit facilities entered into for the purpose of the Transaction but cannot guarantee that it will be able to obtain new financing on terms acceptable to it or at all.

AstraZeneca anticipates that the funds needed to complete the Transaction will be derived from a combination of some or all of: (i) cash on hand; (ii) borrowings under the credit facilities which have been entered into for the purpose of the Transaction, its existing credit facilities and/or new credit facilities; and (iii) the proceeds from the sale of new debt securities and the issuance of any commercial paper. While AstraZeneca intends to refinance the credit facilities it has entered into for the purpose of the Transaction, AstraZeneca’s ability to obtain any new debt financing will depend on, among other factors, prevailing market conditions and other factors beyond AstraZeneca’s control. AstraZeneca cannot assure you that it will be able to obtain new debt financing on terms acceptable to it or at all on or before the maturity date of the credit facilities which have been entered into for the purpose of the Transaction, and therefore any such failure to refinance could materially adversely affect its operations and financial condition.

Except in specified circumstances, if the Transaction is not completed by 12 December 2021, subject to extension in specified circumstances by either Alexion or AstraZeneca to 12 March 2022, either Alexion or AstraZeneca may choose not to proceed with the Transaction.

Either AstraZeneca or Alexion may terminate the Merger Agreement if the Transaction has not been completed by 12 December 2021. However, this right to terminate the Merger Agreement will not be available to AstraZeneca or Alexion if the failure of such party to perform any of its obligations under the Merger Agreement has been the proximate cause of or resulted in the failure of the Transactions to be completed on or before such time. The 12 December 2021 deadline is subject to an extension for an additional 90 day period by Alexion or AstraZeneca to 12 March 2022, if at the time of any such extension all Conditions (other than the Regulatory Conditions) have been satisfied or waived.

AstraZeneca and Alexion are targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed.

As at the date of this document, nine securities or stockholder derivative lawsuits have been brought against Alexion, its board of directors, and in some cases, AstraZeneca. Such lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting Completion of the Transaction, then that injunction may delay or prevent the Transaction from being completed. Given the early stage of the nine existing proceedings, it is not possible to predict the outcome or to estimate possible loss or range of loss.

While the Merger Agreement is in effect, Alexion, AstraZeneca and their respective subsidiaries’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, AstraZeneca, Alexion and their respective subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the transaction (unless AstraZeneca or Alexion obtains the other’s consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict AstraZeneca’s and Alexion’s ability to exercise certain of their respective business strategies. These restrictions may prevent AstraZeneca and Alexion from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to AstraZeneca’s and Alexion’s respective businesses prior to the Completion of the transactions or termination of the Merger Agreement, as applicable. These restrictions could have an adverse effect on AstraZeneca’s and Alexion’s respective businesses, financial results, financial condition or stock price.

In addition, the Merger Agreement prohibits AstraZeneca from: (i) soliciting, initiating, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the merger agreement, any inquiry or the making or submission of any proposal or offer that constitutes an acquisition proposal (as defined for each party in the Merger Agreement); (ii) (A) entering into or participating in any discussions or negotiations regarding; (B) providing to any third party any information; or (C) otherwise assisting, participating in, knowingly facilitating or knowingly encouraging any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal; or (iii) approving, recommending or entering into (or publicly or formally proposing to approve, recommend or enter into), any letter of intent or similar document, agreement commitment or agreement in principle with respect to an acquisition proposal.

The Combined Group may not realise all of the anticipated benefits of the Transaction.

There is a risk that some or all of the expected benefits of the Transaction may fail to materialise or may not occur within the time periods anticipated by AstraZeneca. The realisation of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of AstraZeneca. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Group following the Transaction difficult. AstraZeneca and Alexion have operated and, until Completion of the Transaction, will continue to operate, independently. The success of the Transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies that do not materially disrupt existing customer relationships nor result in decreased revenues or dividends due to the full or partial loss of customers. The past financial performance of each of AstraZeneca and Alexion may not be indicative of their future financial performance. The Combined Group will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Transaction and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of AstraZeneca following Completion. The coordination process may also result in additional and unforeseen expenses.

Failure to realise all of the anticipated benefits of the Transaction may impact the financial performance of AstraZeneca, the price of AstraZeneca Shares and the ability of AstraZeneca to continue paying dividends on AstraZeneca Shares at levels per share consistent with the current dividend or at all. The declaration of dividends by AstraZeneca will be at the discretion of the Board, which may determine at any time to cease paying dividends, lower the dividend level per share or not increase the dividend level per share.

The substantial additional indebtedness that AstraZeneca will incur in connection with the Transaction could adversely affect AstraZeneca’s, and following Completion, the Combined Group’s, financial position, including by decreasing AstraZeneca’s, and following Completion, the Combined Group’s, business flexibility and resulting in a reduction of AstraZeneca’s, and following Completion, the Combined Group’s credit rating.

Following Completion, the Combined Group will have substantially increased borrowings compared to AstraZeneca’s historical level of borrowings. As at 31 December 2020, AstraZeneca’s Consolidated Borrowings were US$20.4 billion and Alexion’s Consolidated Borrowings amounted to US$2.8 billion. The Combined Group’s unaudited pro forma Consolidated Borrowings as at 31 December 2020 if the Transaction had been completed on 31 December 2020, would have been approximately US$37.3 billion, as the Transaction assumes to raise an incremental US$14.1 billion of Consolidated Borrowings (which includes US$16.5 billion of new borrowings less US$2.4 billion of existing borrowings which will be repaid at Completion). Out of the US$37.3 billion of Consolidated Borrowings of the Combined Group, US$16.7 billion would have been at variable rates of interest as at 31 December 2020, before any interest rate risk management the Combined Group may undertake.

This increased level of borrowings could have the effect, among other things, of reducing the Combined Group’s flexibility to respond to changing business and economic conditions and will have the effect of increasing the Combined Group’s interest expense. In addition, the amount of cash required to service the Combined Group’s increased borrowing levels and increased aggregate dividends following Completion and thus the demands on the Combined Group’s cash resources will be greater than the amount of cash flows required to service AstraZeneca’s borrowings and pay dividends prior to the Transaction. The increased levels of borrowings and dividends following Completion could also reduce funds available for the Combined Group’s investments in research and development and capital expenditures and other activities and may create competitive disadvantages for the Combined Group relative to other companies with lower debt levels, which could impact the financial performance of the Combined Group over the longer term.

AstraZeneca’s credit rating impacts the cost and availability of future borrowings and, accordingly, AstraZeneca’s cost of capital. AstraZeneca’s credit rating reflects each credit rating organisation’s opinion of AstraZeneca’s financial and business strength, operating performance and ability to meet AstraZeneca’s debt obligations. If AstraZeneca’s credit rating is reduced, AstraZeneca may not be able to sell additional debt securities, borrow money, refinance the Transaction Facilities if drawn or establish alternatives to the Transaction Facilities in the amounts, at the times or interest rates or upon the more favourable terms and conditions that might be available if AstraZeneca’s current credit rating is maintained.

In addition, future borrowings under circumstances in which the Combined Group’s debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the Combined Group operates following the Transaction.

AstraZeneca and Alexion may have difficulty attracting, motivating and retaining executives and other key employees in light of the Transaction.

AstraZeneca’s success after the Transaction will depend in part on the ability of AstraZeneca to retain key executives and other employees of Alexion. Uncertainty about the effect of the Transaction on AstraZeneca and Alexion employees may have an adverse effect on each of AstraZeneca and Alexion separately and consequently the Combined Group. This uncertainty may impair AstraZeneca’s and/or Alexion’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the transaction, as employees of AstraZeneca and Alexion may experience uncertainty about their future roles in the Combined Group.

Additionally, Alexion’s officers and employees may hold Alexion Shares, and, if the Transaction is completed, these officers and employees may be entitled to the Merger Consideration in respect of such Alexion Shares. Officers and employees may hold Alexion Stock Options, Alexion RSUs and Alexion PSUs that may be subject to accelerated vesting as a result of the transaction. Pursuant to severance plans maintained by Alexion, certain key employees of Alexion may also be entitled to receive severance payments on or following Completion. Under these plans, certain key employees of Alexion potentially could resign from his or her employment following specified circumstances set forth in the applicable plan that could result in the payments under the arrangements. These payments, individually or in the aggregate, could make retention of Alexion officers and employees more difficult.

Furthermore, if key employees of AstraZeneca or Alexion depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the Combined Group, AstraZeneca may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the Combined Group’s ability to realise the anticipated benefits of the Transaction may be materially and adversely affected. No assurance can be given that the Combined Group will be able to attract or retain key employees to the same extent that AstraZeneca and Alexion have been able to attract or retain employees in the past.

The announcement and pendency of the Transaction could adversely affect each of AstraZeneca’s and Alexion’s, and following Completion, the Combined Group’s, business, results of operations and financial condition.

The announcement and pendency of the Transaction could cause disruptions in and create uncertainty surrounding AstraZeneca’s and Alexion’s, and following Completion, the Combined Group’s business, including affecting AstraZeneca’s and Alexion’s relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on AstraZeneca’s or Alexion’s, and following Completion, the Combined Group’s, business, results of operations and financial condition. In particular, AstraZeneca and Alexion, and following Completion, the Combined Group, could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Transaction. AstraZeneca and Alexion, and following Completion, the Combined Group, could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of AstraZeneca and Alexion has expended, and continues to expend, significant management resources in an effort to complete the Transaction, which are being diverted from AstraZeneca’s and Alexion’s day-to-day operations.

If the Transaction is not completed, AstraZeneca’s share price may fall to the extent that the current price of AstraZeneca Shares reflects a market assumption that the Transaction will be completed. In addition, the failure to complete the Transaction may result in negative publicity or a negative impression of AstraZeneca in the investment community and may affect AstraZeneca’s relationship with employees, customers, suppliers and other partners in the business community.

Resales of AstraZeneca Shares and/or AstraZeneca ADSs following the Transaction may cause the market value of AstraZeneca Shares and AstraZeneca ADSs to decline.

AstraZeneca expects that it will issue up to approximately 235,149,198 AstraZeneca Shares at Completion. The issuance of these New AstraZeneca Shares and the sale of additional AstraZeneca Shares and/or AstraZeneca ADSs that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for AstraZeneca Shares and AstraZeneca ADSs. The increase in the number of AstraZeneca Shares and AstraZeneca ADSs may lead to sales of such AstraZeneca Shares and/or AstraZeneca ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, AstraZeneca Shares and AstraZeneca ADSs.

The market value of AstraZeneca Shares and AstraZeneca ADSs may decline as a result of the Transaction.

The market value of AstraZeneca Shares and AstraZeneca ADSs may decline as a result of the Transaction if, among other things, the Combined Group is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of AstraZeneca’s and Alexion’s businesses are not realised or if the transaction costs related to the Transaction are greater than expected. The market value also may decline if the Combined Group does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by the market or if the effect of the Transaction on the Combined Group’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

AstraZeneca and Alexion will incur substantial transaction fees and costs in connection with the Transaction.

AstraZeneca and Alexion have incurred and expect to incur additional material non-recurring expenses in connection with the Transaction and Completion, including costs relating to obtaining required approvals and compensation change in control payments. AstraZeneca and Alexion have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the Transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of AstraZeneca and Alexion after Completion. Even if the Transaction is not completed, AstraZeneca will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on AstraZeneca’s future results of operations, cash flows and financial condition.

In addition to its own fees and expenses, in the event the AstraZeneca Shareholders do not approve the Resolution, and the Merger Agreement is terminated, AstraZeneca may be required to pay an amount equal to US$1.415 billion to Alexion.

Existing risks to AstraZeneca which will be impacted by the Transaction

The Transaction may affect the application of new or existing tax rules to the Combined Group which could result in a material impact on the Combined Group’s cash tax liabilities and tax charge.

Changes in tax regimes, such as those proposed by the new administration in the US that include raising the corporate tax rate and raising the tax rate on global intangible low-taxed income, could result in a material impact on the Combined Group’s cash tax liabilities and tax charge. The Combined Group will have a greater presence in the US than the existing AstraZeneca Group which means that these changes could have a more significant impact. Such an impact could also arise from changes in the application of existing tax rules, such as UK’s controlled foreign company regime, to the Combined Group as a result of the Transaction. In either case, this could result in either an increase or a reduction in financial results depending upon the nature of the change.

New risks to AstraZeneca as a result of the Transaction

AstraZeneca Shareholders will have a reduced ownership and voting interest in the Combined Group than they currently have in AstraZeneca.

Following Completion, AstraZeneca Shareholders will own a smaller percentage of the Combined Group than they currently own of AstraZeneca. Based on the number of AstraZeneca Shares in issue at the Latest Practicable Date and the total number of AstraZeneca Shares that are expected to be issued in connection with the Transaction, it is expected that, immediately following Completion, existing AstraZeneca Shareholders will own approximately 84.8 per cent. of the Combined Group and former Alexion Shareholders will own approximately 15.2 per cent. of the Combined Group’s share capital. As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by existing AstraZeneca Shareholders in respect of the Combined Group will be reduced.

PART III
SUMMARY OF THE KEY TRANSACTION TERMS

1.       The Merger Agreement

Pursuant to the terms of the Merger Agreement, on Completion, each Alexion Share will be converted automatically into the right to receive US$60 in cash and 2.1243 AstraZeneca ADSs (each New AstraZeneca ADS representing half of an AstraZeneca Share, as evidenced by ADRs) for each Alexion Share. If they elect, Alexion Shareholders may receive their allocation of New AstraZeneca ADSs in the form of a corresponding number of AstraZeneca Shares in addition to the cash consideration.

The Transaction will take place by way of a statutory merger under the laws of Delaware, pursuant to which Merger Sub I, a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca, will merge with and into Alexion, with Alexion surviving the merger. Alexion will then merge with and into Merger Sub II, a Delaware limited liability company and an indirect wholly owned subsidiary of AstraZeneca, with Merger Sub II surviving as an indirect wholly owned subsidiary of AstraZeneca.

No fractional AstraZeneca Shares or AstraZeneca ADSs will be issued to any Alexion Shareholder. All fractional AstraZeneca Shares or AstraZeneca ADSs that any Alexion Shareholder would be otherwise entitled to receive pursuant to the Merger Agreement will be aggregated and rounded to three decimal places. Any Alexion Shareholder otherwise entitled to receive a fractional AstraZeneca Shares or Astra-Zeneca ADSs will be entitled to receive a cash payment, without interest, in lieu of any such fractional share, in an amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale in the market by the Exchange Agent of such fractional AstraZeneca Shares or AstraZeneca ADSs, as applicable, that would otherwise be issued.

1.1       Conditions

AstraZeneca and Alexion shall not be obliged to complete the Transaction if any of the Conditions have not been met, or have not been waived, if applicable. These include:

(a)	Regulatory Conditions, being:

(i)	expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act, as amended; and

(ii)	antitrust and/or foreign investment approval or expiration or termination of the applicable waiting period in certain jurisdictions including the EU and the UK;

(b)	AstraZeneca Shareholder approvals:

(i)	the approval of the Merger Agreement by a majority of AstraZeneca Shareholders attending, whether in person or by proxy, and voting at the AstraZeneca General Meeting;

(c)	Alexion Shareholder approvals:

(i)	approval of the Merger Agreement by the holders of a majority of the outstanding Alexion Shares entitled to vote at the Alexion Special Meeting;

(d)	Admission of New AstraZeneca Shares to listing on the London Stock Exchange and New AstraZeneca ADSs on the Nasdaq Stock Exchange:

(i)	approval for admission of the New AstraZeneca Shares to the premium listing segment of the Official List of the FCA and to trading on the main market for listed securities of the London Stock Exchange subject only to the issue of such New AstraZeneca Shares upon Completion; and

(ii)	approval for listing on the Nasdaq Stock Exchange of the New AstraZeneca ADSs issuable to Alexion Shareholders as the share portion of the Merger Consideration (subject to official notice of issuance);

(e)	Registration statements declared effective by the SEC:

(i)	declaration by the SEC of the effectiveness of the registration statements filed on Form F-4 (with respect to the New AstraZeneca Shares) and Form F-6 (with respect to the New AstraZeneca ADSs) to be issued as the share portion of the Merger Consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

(f)	Other conditions:

(i)	if required, the filing of a prospectus by AstraZeneca with the FCA, the approval of such prospectus by the FCA and the mailing of such prospectus in accordance with applicable rules and regulations (which AstraZeneca does not expect will be required);

(ii)	the filing of this document with the FCA, the approval of this document by the FCA and the mailing of this document, in accordance with applicable rules and regulations;

(iii)	absence of any injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity that prevents, makes illegal or prohibits Completion;

(iv)	accuracy of the representations and warranties made in the Merger Agreement by the other party, subject to certain exceptions and materiality standards provided in the Merger Agreement;

(v)	performance, in all material respects of the obligations required under the Merger Agreement to be performed by each party at or prior to Completion;

(vi)	receipt of a certificate from an executive officer of the other party confirming the satisfaction by such party of the conditions described in the preceding two bullets; and

(vii)	receipt by Alexion of an opinion from Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to provide such opinion, Freshfields Bruckhaus Deringer US LLP, confirming that the mergers: (i) will qualify as a “re-organization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) will not result in gain recognition to the stockholders of Alexion pursuant to Section 367(a)(1) of the Internal Revenue Code.

The Transaction will be subject to reviews by a number of antitrust authorities, including the EC, the FTC and the CMA. A number of further merger control and foreign investment clearances will also be sought by AstraZeneca and Alexion in connection with the Transaction. AstraZeneca currently expects these reviews to conclude to allow Completion of the Transaction in the third quarter of 2021.

1.2       Representations, warranties and covenants

Each of AstraZeneca and Alexion has agreed not to solicit proposals, engage in discussions, provide non-public information or enter into any agreement or commitment, in each case, relating to certain alternative transactions. However, each party may, subject to the terms and conditions set forth in the Merger Agreement, (i) provide information to a third party that makes an unsolicited, written acquisition proposal and (ii) engage in discussions and negotiations with a third party that makes an unsolicited, written acquisition proposal that qualifies, or that such party’s board of directors determines in good faith could reasonably be expected to qualify, as a superior proposal to the Transaction (as defined in the Merger Agreement). Under certain circumstances and upon compliance with certain notice and other specified conditions set forth in the Merger Agreement, each party may change the recommendation of its board of directors, and Alexion may terminate the Merger Agreement to accept a superior proposal.

The Merger Agreement contains customary representations and warranties made by each of AstraZeneca, Bidco, the Merger Subs and Alexion. These include, among other matters, representations and warranties in respect of: corporate existence, good standing and qualification to conduct business; due authorisation, execution and validity of the Merger Agreement; financial statements; conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the respective party, in each case since 30 September 2020; absence of undisclosed material liabilities; compliance with laws; litigation; tax matters; employees, employee benefit plans and labour matters (in the case of Alexion only); intellectual property matters; environmental matters (in the case of Alexion only); material contracts; properties; and insurance matters (in the case of Alexion only). Certain of the representations and warranties made by each party are qualified by disclosures that such party delivered to the other party concurrently with the execution of the Merger Agreement.

The Merger Agreement also contains customary covenants made by each of AstraZeneca, Bidco, the Merger Subs and Alexion. The Merger Agreement requires AstraZeneca to call and hold a shareholders’ meeting and, subject to the ability of AstraZeneca’s board of directors to change their recommendation under certain specified circumstances, including as described above, requires the board of directors to recommend that AstraZeneca Shareholders approve the Resolution. The Merger Agreement also requires Alexion to call and hold a special shareholders’ meeting (subject to Alexion’s ability to terminate the Merger Agreement to enter into a superior proposal as described above) and, subject to the ability of Alexion’s board of directors to change their recommendation under certain specified circumstances, including as described above, requires Alexion’s board of directors to recommend that Alexion Shareholders approve the Merger Agreement.

In addition, pursuant to the Merger Agreement, AstraZeneca will take all necessary actions to cause two individuals serving on Alexion’s board of directors to be appointed to AstraZeneca’s board of directors upon Completion. Such directors will be mutually agreed by AstraZeneca and Alexion prior to Completion.

1.3       Termination

The Merger Agreement contains certain customary termination rights for each of AstraZeneca and Alexion, including the right of each party to terminate the Merger Agreement if the Transaction has not been completed on or before the Long Stop Date, subject to an extension by either party of 90 days if, on the initial Long Stop Date, all Conditions have been satisfied or waived except for the Regulatory Conditions. The extension can be requested by either AstraZeneca or Alexion, save that such extension (as well as the related right of termination upon expiration of the Long Stop Date) cannot be requested by a party whose breach of the Merger Agreement is the proximate cause of the failure to close the transaction by the initial Long Stop Date.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, AstraZeneca will be entitled to receive a termination payment of US$1.18 billion from Alexion in the event that:

(a)	prior to the approval of the Transaction by the Alexion Shareholders, AstraZeneca terminates the Merger Agreement following an adverse recommendation change by Alexion, the commencement of a takeover offer of Alexion which Alexion does not publicly reject with 10 business days, or a wilful material breach by Alexion of its no solicit obligations or its obligation to hold the Alexion Special Meeting;

(b)	Alexion terminates the Merger Agreement in order to accept a superior proposal; or

(c)	AstraZeneca or Alexion terminates the Merger Agreement because the required approval by Alexion Shareholders is not obtained, and (i) prior to the special meeting of Alexion Shareholders, a proposal for the acquisition of 50 per cent. or more of the Alexion Shares or the assets of Alexion is publicly announced or made known and not withdrawn at least four days prior to the meeting and (ii) within 12 months after the date on which the Merger Agreement was terminated Alexion enters into a definitive agreement relating to any proposal for the acquisition of 50 per cent. or more of the Alexion Shares or the assets of Alexion or such a proposal is completed.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, AstraZeneca will be entitled to receive a termination payment of US$270 million from Alexion in the event that, subject to certain specified conditions, AstraZeneca or Alexion terminates the Merger Agreement because the required approval of the Alexion Shareholders is not obtained.

Pursuant to the Merger Agreement, if the Merger Agreement is terminated, Alexion will be entitled to receive a termination payment of US$1.415 billion from AstraZeneca in the event that:

(a)	prior to the approval of the Transaction by the AstraZeneca Shareholders, Alexion terminates the Merger Agreement following an adverse recommendation change by AstraZeneca, the commencement of a takeover offer of AstraZeneca which AstraZeneca does not publicly reject with 10 business days, or a wilful material breach by AstraZeneca of its no solicit obligations or its obligation to hold the AstraZeneca General Meeting; or

(b)	subject to certain specified conditions, AstraZeneca or Alexion terminates the Merger Agreement because the required approval of the AstraZeneca Shareholders is not obtained.

1.4       Treatment of Alexion Equity Awards

Alexion Stock Options

At Completion, each compensatory option to purchase Alexion Shares under any Alexion stock plan that is outstanding and unexercised immediately prior to Completion (an “Alexion Stock Option”), whether or not vested, shall be cancelled in consideration for the right to receive the Merger Consideration, with respect to each net option share subject to such Alexion Stock Option (as set out in the Merger Agreement) immediately prior to Completion. The number of net option shares with respect to each Alexion Stock Option will be determined by dividing the spread, or “in-the-money” value of such option by the value of the Merger Consideration.

Alexion Restricted Stock Units

At Completion, each restricted stock unit award with respect to Alexion Shares outstanding under any Alexion stock plan that vests solely based on the passage of time (an “Alexion RSU Award”), will be treated as described below.

If such Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive the Merger Consideration, with respect to each Alexion Share subject to such Alexion RSU Award (or portion thereof) immediately prior to Completion.

Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into such number of equivalent AstraZeneca restricted stock unit awards as calculated under the Merger Agreement, based on the exchange ratio in the Merger (factoring in the cash consideration payable in the Merger).

Alexion Performance Stock Units

At Completion, each restricted stock unit award with respect to Alexion Shares outstanding under any Alexion stock plan that vests based on the achievement of performance goals (an “Alexion PSU Award”) will be assumed by AstraZeneca and will be converted into such number of AstraZeneca restricted stock unit awards as calculated under the Merger Agreement, based on the exchange ratio in the Merger (factoring in the cash consideration payable in the Merger). For these purposes, the applicable performance goals will be deemed to be achieved at the greater of the target level and the actual level of achievement at Completion, subject to a limit of 175 per cent. of target for Alexion PSU Awards granted in 2019 and 150 per cent. of target for Alexion PSU Awards granted in 2020.

The converted restricted stock unit awards held by any continuing employee who remains employed through the first anniversary of Completion that are otherwise scheduled to vest on or before the second anniversary of the Completion will be accelerated so that they vest on the first anniversary of Completion.

The Alexion employee stock purchase plan has been terminated in connection with the merger. Outstanding purchase rights for the last purchase period were exercised on 15 December 2020 in accordance with the terms of the plan, and no new purchase period has begun.

2.       The Transaction Facilities

On 12 December 2020, AstraZeneca and Bidco entered into the underwritten US$17.5 billion Bridge Facility with Morgan Stanley Bank International Limited, J.P. Morgan Securities PLC and Goldman Sachs Bank USA (the “Arrangers”) under which the Arrangers and/or their affiliates each provided a commitment to fund loans under the Bridge Facility.

On 24 December 2020, the Bridge Facility was successfully syndicated to the Bridge Lenders, a number of large, well-regarded international banks, and US$5 billion of the Bridge Facility was cancelled and replaced by a US$5 billion term and revolving Takeout Facilities made available by the Bridge Lenders. The term facilities available under the Takeout Facilities are referred to as “Facility A” and “Facility B”, with an available amount of US$2 billion each. The revolving facility available under the Takeout Facilities is referred to as the “Revolving Facility”, with an available amount of US$1 billion. Together, the Bridge Facility and the Takeout Facilities are referred to as the “Transaction Facilities”.

The Transaction Facilities can be utilised by AstraZeneca and/or Bidco. AstraZeneca guarantees the obligations of each of the borrowers under each of the Transaction Facilities and related finance documents.

The proceeds of the Bridge Facility, Facility A and Facility B, to the extent drawn, are be used to finance or refinance the amounts payable under the Merger Agreement, any financial indebtedness of Alexion or its subsidiaries and any other fees, commissions, costs and expenses in relation to the Transaction. The proceeds of the Revolving Facility, to the extent drawn, are to be used towards the general corporate purposes of the AstraZeneca Group.

The Bridge Facility, Facility A and Facility B are available to be utilised from their respective dates of signing, subject to satisfaction of a limited number of customary conditions precedent (including receipt of required consents relating to the Transaction), until the earlier of: (i) close of business on the date of Completion; (ii) the date of termination of the Merger Agreement; (iii) if the Long Stop Date has not been extended pursuant to the terms of the Merger Agreement, the date falling 12 months after the date the respective Transaction Facilities were entered into; and (iv) if the Long Stop Date has been extended pursuant to the terms of the Merger Agreement, the date falling 15 months after the date the respective Transaction Facilities were entered into. The Revolving Facility is available to be utilised from the date of Completion to the date falling one month before the termination date for the Revolving Facility (as detailed below).

The Bridge Facility will terminate on the date falling 12 months after the earlier of: (i) the date of Completion; and (ii) 12 December 2021, with up to two six month extensions available at the discretion of AstraZeneca.

Facility A will terminate on the date falling two years after the earlier of: (i) the date of Completion; and (ii) 24 December 2021. Facility B will terminate on the date falling three years after the earlier of: (i) the date of Completion; and (ii) 24 December 2021. The Revolving Facility will terminate on the date falling 12 months after the earlier of: (i) the date of Completion; and (ii) 24 December 2021, subject to AstraZeneca’s right (at its option) to extend the term of the Revolving Facility for an additional period of 364 days.

The Transaction Facilities contain: (i) certain mandatory prepayment and cancellation provisions in relation to lender illegality and change of control of AstraZeneca; and (ii) provisions allowing AstraZeneca to replace and cancel an affected lender in respect of increased costs, tax gross-up and tax indemnity of a lender. In addition, the Bridge Facility contains mandatory prepayment and cancellation provisions, subject to certain exceptions, in relation to: (i) the net proceeds received in excess of US$500 million as a result of AstraZeneca or a wholly owned member of AstraZeneca’s group issuing further debt (by way of one or more syndicated loan or capital markets debt issuances but excluding any commercial paper issuance); and (ii) the net proceeds received as a result of any disposal of any asset required by any government authority or agency as a condition of its approval of the Transaction, where such net proceeds are in an amount of US$500 million or greater.

The Transaction Facilities have a floating rate of interest which will initially be based on an interest rate calculated as the aggregate of the applicable margin and applicable US$ LIBOR. As a result of US$ LIBOR being discontinued, the Transaction Facilities each include a rate switch mechanic such that after a rate switch date (to be determined), interest will no longer be calculated with reference to US$ LIBOR and will instead be calculated as the aggregate of the applicable margin, SOFR and a credit adjustment spread. The rate switch date will be the earlier of a date selected by AstraZeneca and the occurrence of one of certain external events, including, in certain circumstances, US$ LIBOR rates ceasing to be published or ceasing to be representative of the underlying market or economic reality.

For the Bridge Facility, the initial margin is 0.30 per cent. per annum which increases 0.10 per cent. per annum every three months until 12 December 2021, after which it increases 0.15 per cent. per annum every three months until 12 March 2023 and 0.10 per cent. per annum every three months thereafter.

For the Takeout Facilities, the initial margins are, per annum, 0.55 per cent. for Facility A, 0.65 per cent. for Facility B and 0.20 per cent. for the Revolving Facility. The margin rates thereafter will vary depending on AstraZeneca’s S&P/Moody’s long-term credit ratings.

The Bridge Facility, Facility A and Facility B accrue a ticking fee on unutilised, uncancelled amounts. For the Bridge Facility, this fee accrues at the rate of 10 per cent. of the then applicable margin per annum from (but excluding) the date falling three months after the signing of the Bridge Facility to and including the date falling six months after the signing of the Bridge Facility, 20 per cent. of the then applicable margin per annum from (but excluding) the date falling six months after the signing of the Bridge Facility to and including the date falling nine months after the signing of the Bridge Facility, and 30 per cent. of the then applicable margin per annum from (but excluding) the date falling nine months after the signing of the Bridge Facility to the last day on which the facility is available for utilisation. For Facility A and Facility B, this fee accrues at the rate of 15, 25 and 35 per cent. of the then applicable margin per annum over the same respective periods. The Revolving Facility accrues a commitment fee of 35 per cent. of the applicable margin per annum, payable on each lender’s available commitment for the duration of the availability period. The Revolving Facility also accrues a utilisation fee of 0.10 per cent. per annum for each day on which the aggregate Revolving Facility loans exceeds 0 per cent. but is less than or equal to 33 1/3 per cent. of the total Revolving Facility, 0.20 per cent. per annum for each day on which the aggregate Revolving Facility loans exceeds 33 1/3 per cent. but is less than or equal to 66 2/3 per cent. of the total Revolving Facility and 0.40 per cent. for each day on which the aggregate Revolving Facility loans exceeds 66 2/3 per cent. of the total Revolving Facility.

The Transaction Facilities contain customary representations and undertakings, including (with certain agreed carve-outs) a negative pledge and Transaction-related undertakings. Each of the Transaction Facilities has a mechanism to introduce further additional borrowers in the future, at the request of AstraZeneca and provided certain customary conditions precedent are satisfied.

The Transaction Facilities also contain customary events of default, including non-payment, misrepresentation, cross default and insolvency, the occurrence of any of which would allow the lenders to cancel the commitments and declare any loans immediately due and payable. The events of default are subject to certain agreed carve-outs and include a clean-up period for events of default arising as a result of the Transaction.

PART IV
HISTORICAL FINANCIAL INFORMATION RELATING TO ALEXION

SECTION A — CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO ALEXION

This Section A of Part IV (Historical Financial Information Relating to Alexion) of this document contains consolidated historical financial information extracted without material adjustment from the audited consolidated historical financial statements of Alexion for the three financial years ended 31 December 2020, 31 December 2019 and 31 December 2018, which has been prepared in accordance with US GAAP.

Consolidated Balance Sheets (amounts in millions, except per share amounts)

	Dec.31 2018	Dec.31 2019	Dec.31 2020
$’m	Actual	Actual	Actual
Assets
Current Assets:
Cash and cash equivalents	1,365.5	2,685.5	2,964.5
Marketable securities	198.3	64.0	34.9
Trade accounts receivable, net	922.3	1,243.2	1,409.3
Inventories	472.5	627.6	775.7
Prepaid expenses and other current assets	426.4	456.1	648.6
Total current assets	3,385.0	5,076.4	5,833.0
Property, plant and equipment, net	1,471.5	1,163.3	1,238.8
Intangible assets, net	3,641.3	3,344.3	3,002.4
Goodwill	5,037.4	5,037.4	5,100.1
Right of use operating assets	—	204.0	223.1
Deferred tax assets	101.8	2,290.2	2,199.4
Other assets	294.9	429.0	506.2
Total assets	13,931.9	17,544.6	18,103.0
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	698.2	74.0	118.6
Revolving Credit Facility	250.0	—	—
Accrued expenses	—	892.7	1,084.7
Current portion of long-term debt	93.8	126.7	142.4
Current portion of contingent consideration	97.6	—	114.9
Other current liabilities	34.4	100.9	164.1
Total current liabilities	1,174.0	1,194.3	1,624.7
Long-term debt, less current portion	2,501.7	2,375.0	2,419.6
Contingent consideration	183.2	192.4	299.4
Facility lease obligations	361.0	—	—
Deferred tax liabilities	391.1	2,081.4	1,632.2
Noncurrent operating lease liabilities	—	164.1	177.1
Other liabilities	155.6	265.6	298.8
Total liabilities	4,766.6	6,272.8	6,451.8
Commitments and contingencies (Note 11)
Stockholders’ Equity:
Common stock, $.0001 par value; 290.0 shares authorized; 236.2, 237.8 and 240.9 shares issued at 2018, 2019 and 2020 respectively	—	—	—
Additional paid-in capital	8,539.1	8,804.7	9,152.9
Treasury stock, at cost, 12.7, 16.5 and 21.4 shares at 2018, 2019 and 2020 respectively	(1,689.9)	(2,105.9)	(2,620.3)
Accumulated other comprehensive loss	(9.7)	(66.8)	(124.6)
Retained earnings	2,325.8	4,639.8	5,243.2
Total stockholders’ equity	9,165.3	11,271.8	11,651.2
Total liabilities and stockholders’ equity	13,931.9	17,544.6	18,103.0

Source: Consolidated Balance Sheet as per annual reports for 2018, 2019 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Operations

	FY18	FY19	FY20
$’m	Actual	Actual	Actual
Revenue
Net product sales	4,130.1	4,990.0	6,069.1
Other revenue	1.1	1.1	0.8
Total revenues	4,131.2	4,991.1	6,069.9
Costs and expenses:
Cost of sales (exclusive of amortization of purchased intangible assets)	(374.3)	(394.5)	(553.5)
Research and development	(730.4)	(886.0)	(1,002.9)
Selling, general and administrative	(1,111.8)	(1,261.1)	(1,399.9)
Acquired in-process research and development	(1,183.0)	4.1	—
Amortization of purchased intangible assets	(320.1)	(309.6)	(253.7)
Change in fair value of contingent consideration	(116.5)	(11.6)	(61.2)
Acquisition-related costs	—	—	(117.6)
Restructuring expenses	(25.5)	(12.0)	(10.3)
Impairment of intangible assets	—	—	(2,053.3)
Gain on sale of asset	—	—	14.8
Total costs and expenses	(3,861.6)	(2,870.7)	(5,437.6)
Operating income	269.6	2,120.4	632.3
Other income and expense:
Investment income, net	65.3	100.3	44.7
Interest expense	(98.2)	(77.8)	(104.7)
Other income and (expense)	5.5	35.9	(3.3)
Income before income taxes	242.2	2,178.8	569.0
Income tax (benefit) expense	(164.6)	225.5	34.4
Net income	77.6	2,404.3	603.4
Other comprehensive income (loss), net of tax:
Foreign currency translation	(0.5)	(1.0)	5.7
Unrealized gains (losses) on debt securities	(0.5)	0.2	0.1
Unrealized (losses) gains on pension obligation	2.2	(6.6)	(1.0)
Unrealized (losses) gains on hedging activities, net of tax (benefit) expense of $7.3, $(14.5) and $(18.8) respectively	23.5	(49.7)	(62.6)
Other comprehensive (loss) income, net of tax	24.7	(57.1)	(57.8)
Comprehensive income	102.3	2,347.2	545.6
Memo:
Earnings per common share
Basic	0.35	10.77	2.74
Diluted	0.35	10.70	2.72
Shares used in computing earnings per common share
Basic	222.7	223.3	220.1
Diluted	224.5	224.8	222.0

Source: Consolidated Statement of Operations as per Form 10K 2021.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Net income	77.6	2,404.3	603.4
Other comprehensive income (loss), net of tax:
Foreign currency translation	(0.5)	(1.0)	5.7
Unrealized gains (losses) on debt securities	(0.5)	0.2	0.1
Unrealized (losses) gains on pension obligation	2.2	(6.6)	(1.0)
Unrealized (losses) gains on hedging activities, net of tax (benefit) expense of $7.3, $(14.5) and $(18.8) respectively	23.5	(49.7)	(62.6)
Other comprehensive (loss) income, net of tax	24.7	(57.1)	(57.8)
Comprehensive income	102.3	2,347.2	545.6

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

						Accumulated
	Common Stock		Additional	Treasury Stock		Other		Total
	Shares		Paid-in	at Cost		Comprehensive	Retained	Stockholders’
$’m	Issued	Amount	Capital	Shares	Amount	Income (Loss)	Earnings	Equity
Balances, December 31, 2017	234.3	—	8,290.3	12.0	(1,604.9)	(34.4)	2,242.1	8,893.1
Repurchase of common stock	—	—	—	0.7	(85.0)	—	—	(85.0)
Issuance of common stock under stock option and stock purchase	—	—	—	—	—	—	—	—
Plans	0.6	—	47.6	—	—	—	—	47.6
Issuance of restricted common stock	1.3	—	(0.3)	—	—	—	—	(0.3)
Share-based compensation expense	—	—	201.5	—	—	—	—	201.5
Net income	—	—	—	—	—	—	77.6	77.6
Other comprehensive income	—	—	—	—	—	24.7	—	24.7
Adoption of new accounting standards	—	—	—	—	—	—	6.1	6.1
Balances, December 31, 2018	236.2	—	8,539.1	12.7	(1,689.9)	(9.7)	2,325.8	9,165.3
Repurchase of common stock	—	—	—	3.8	(416.0)	—	—	(416.0)
Issuance of common stock under stock option and stock purchase	—	—	—	—	—	—	—	—
Plans	0.4	—	29.9	—	—	—	—	29.9
Issuance of restricted common stock	1.2	—	—	—	—	—	—	—
Share-based compensation expense	—	—	235.7	—	—	—	—	235.7
Net income	—	—	—	—	—	—	2,404.3	2,404.3
Other comprehensive loss	—	—	—	—	—	(57.1)	—	(57.1)
Adoption of new accounting standards	—	—	—	—	—	—	(90.3)	(90.3)
Balances, December 31, 2019	237.8	—	8,804.7	16.5	(2,105.9)	(66.8)	4,639.8	11,271.8
Repurchase of common stock	—	—	—	4.9	(510.8)	—	—	(510.8)
Issuance of common stock under stock option and stock purchase	—	—	—	—	—	—	—	—
Plans	0.9	—	60.2	—	—	—	—	60.2
Issuance of restricted common stock	2.2	—	—	—	—	—	—	—
Share-based compensation expense	—	—	280.8	—	(3.6)	—	—	277.2
Portola replacement equity awards attributable to the pre-combination period	—	—	7.2	—	—	—	—	7.2
Net income	—	—	—	—	—	—	603.4	603.4
Other comprehensive loss	—	—	—	—	—	(57.8)	—	(57.8)
Balances, December 31, 2020	240.9	—	9,152.9	21.4	(2,620.3)	(124.6)	5,243.2	11,651.2

Consolidated Statements of Cash Flows

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Cash flows from operating activities:
Net income	77.6	2,404.3	603.4
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	405.3	376.8	329.4
Impairment of intangible assets	13.5	—	2,053.3
Change in fair value of contingent consideration	116.5	11.6	61.2
Payments of contingent consideration	—	(100.0)	—
Share-based compensation expense	203.0	237.0	281.1
Non-cash expense for acquired IPR&D	64.6	—	—
Deferred tax (benefit) expense	32.9	(455.4)	(283.4)
Unrealized foreign currency (gain) loss	4.8	(2.1)	(5.2)
Unrealized loss (gain) on forward contracts	(15.8)	(16.5)	6.4
Unrealized loss (gain) on strategic equity investments	(40.2)	(26.9)	3.0
Gain on sale of strategic equity investments	—	(32.8)	—
Gain on sale of asset	—	—	(14.8)
Gain on modification of purchase option	—	(32.0)	—
Gain on derecognition of Portola strategic equity investment	—	—	(29.7)
Inventory obsolescence charge	20.5	3.3	27.5
Other	(2.0)	(2.7)	4.5
Changes in operating assets and liabilities, excluding the effect of acquisitions:
Accounts receivable	(208.8)	(319.2)	(139.4)
Inventories	(35.2)	(160.2)	95.0
Prepaid expenses, right of use operating assets and other assets	(155.6)	(31.0)	(111.9)
Accounts payable, accrued expenses, lease liabilities and other liabilities	(55.1)	230.7	122.5
Net cash provided by operating activities	426.0	2,084.9	3,002.9
Cash flows from investing activities:
Purchases of available-for-sale debt securities	(782.7)	(80.2)	(19.4)
Proceeds from maturity or sale of available-for-sale debt securities	1,473.5	222.2	184.2
Purchases of mutual funds related to nonqualified deferred compensation plan	(12.1)	(17.6)	(19.7)
Proceeds from sale of mutual funds related to nonqualified deferred compensation plan	12.3	14.7	12.1
Purchases of property, plant and equipment	(213.0)	(154.7)	(106.7)
Payments for acquisitions of businesses, net of cash and restricted cash acquired	—	—	(2,111.9)
Purchases of strategic equity investments and options	(10.3)	(73.3)	(38.1)
Proceeds from sale of strategic equity investments	—	114.7	—
Purchases of intangible assets	—	(16.0)	—
Other	2.8	(0.1)	—
Net cash (used in) provided by investing activities	470.5	9.7	(2,099.5)
Cash flows from financing activities:
Proceeds from revolving credit facility	250.0	—	—
Payments on revolving credit facility	—	(250.0)	—
Payments on term loan	(293.8)	(98.0)	(130.6)
Repurchase of common stock	(85.0)	(416.0)	(510.8)
Net proceeds from issuance of stock under share-based compensation arrangements	47.3	29.9	58.7
Other	(20.9)	(5.0)	(29.2)
Net cash used in financing activities	(102.4)	(739.1)	(611.9)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(11.2)	0.8	19.5
Net change in cash and cash equivalents and restricted cash	782.9	1,356.3	311.0
Cash and cash equivalents and restricted cash at beginning of period	584.4	1,367.3	2,723.6
Cash and cash equivalents and restricted cash at end of period	1,367.3	2,723.6	3,034.6

The accompanying notes are an integral part of these consolidated financial statements.

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Supplemental cash flow disclosures:
Cash paid for interest (net of amounts capitalized)	99.9	72.6	90.9
Cash paid for income taxes	248.9	187.9	163.9
Supplemental non-cash disclosures from investing and financing activities:
Fair value of strategic investment and purchase option acquired, less upfront cash paid	—	75.0	—
Operating ROU lease assets obtained in exchange for operating lease liabilities	31.6	27.5	—
Capitalization of construction costs related to facility lease obligations	—	—	44.8
Accounts payable and accrued expenses for purchases of property, plant and equipment and intangible assets	14.9	13.3	21.4
Contingent consideration issued in acquisition	155.0	—	—
Fair value of equity shares in Portola settled at closing of the acquisition	47.8	—	—
Fair value of replacement equity awards issued to Portola employees attributable to the pre-combination period	7.2	—	—
Exchange of intellectual property rights for equity shares in Inozyme	14.8	—	—

The following provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the total of such amounts shown in the consolidated statement of cash flows:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Cash and cash equivalents	1,365.5	2,685.5	2,964.5
Restricted cash included in other current assets	0.1	37.8	70.0
Restricted cash included in other noncurrent assets	1.7	0.3	0.1
Total cash and cash equivalents and restricted cash reported in the consolidated statement of cash flows	1,367.3	2,723.6	3,034.6

Amounts included in restricted cash primarily represent funds placed in escrow as a result of the judicial order issued by the Federal Court of Canada related to SOLIRIS pricing (Note 11, Commitments and Contingencies).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Historical Financial Information (amounts in millions, except per share amounts)

1.       Business Overview and Summary of Significant Accounting Policies

Business

Alexion Pharmaceuticals, Inc. (Alexion, the Company, we, our or us) is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialization of life-changing medicines.

As a leader in rare diseases for more than 25 years, Alexion has developed and commercializes two approved complement inhibitors to treat patients with paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS), as well as the first and only approved complement inhibitor to treat anti- acetylcholine receptor (AChR) antibody-positive generalized myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD) in patients who are anti-aquaporin-4 (AQP4) antibody positive. Alexion also has two highly innovative enzyme replacement therapies and the first and only approved therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia (HPP) and lysosomal acid lipase deficiency (LAL-D). With the acquisition of Portola Pharmaceuticals, Inc. (Portola) in July 2020, we added the first and only approved Factor Xa inhibitor reversal agent for patients treated with rivaroxaban or apixaban when reversal of anticoagulation is needed due to life-threatening or uncontrolled bleeding.

In addition to our marketed therapies, we have a diverse pipeline resulting from internal innovation and business development. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on the core therapeutic areas of hematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care. We were incorporated in 1992 under the laws of the State of Delaware.

Merger Agreement with AstraZeneca

On December 12, 2020, we entered into an Agreement and Plan of Merger (the Merger Agreement) with AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (AstraZeneca), Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca (Bidco), Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned subsidiary of Bidco (Merger Sub I) and Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco (Merger Sub II). The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein (1) Merger Sub I will merge with and into Alexion (the “First Merger”), with Alexion surviving the First Merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the First Merger (the Effective Time), Alexion will merge with and into Merger Sub II (the Second Merger and, together with the First Merger, the Mergers), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

Under the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (1) 2.1243 American depositary shares of AstraZeneca (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such American depositary shares) and (2) $60.00 in cash, without interest (collectively, the Merger Consideration).

The boards of directors of both companies have unanimously approved the acquisition.

The respective obligations of Alexion and AstraZeneca to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of customary conditions, including: (1) the adoption of the Merger Agreement by Alexion’s stockholders; (2) approval of the transactions contemplated by the Merger Agreement by AstraZeneca’s shareholders; (3) the absence of any law or order prohibiting consummation of the Mergers; (4) AstraZeneca’s registration statement on Form F-4 having been declared effective by the Securities and Exchange Commission; (5) AstraZeneca’s shareholder circular (or, if required, prospectus) having been approved by the U.K. Financial Conduct Authority; (6) the American depository shares of AstraZeneca issuable in the Mergers (and the ordinary shares of AstraZeneca represented thereby) having been approved for listing on the Nasdaq; (7) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Mergers under the antitrust and foreign investment laws of other specified jurisdictions; (8) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement and (9) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement.

Without limiting the generality of the foregoing, we are subject to a variety of specified restrictions under the Merger Agreement. Unless we obtain AstraZeneca’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) and except (i) as required or expressly contemplated by the Merger Agreement, (ii) as required by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Alexion to AstraZeneca, we may not, among other things and subject to certain exceptions and aggregate limitations, incur additional indebtedness, issue additional shares of our common stock outside of our equity incentive plans, repurchase our common stock, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into material contracts or make certain additional capital expenditures.

Under the Merger Agreement, Alexion will be required to make a payment to AstraZeneca equal to $1,180.0 if the Merger Agreement is terminated in certain circumstances, including because the Alexion board of directors has changed its recommendation in favor of the Mergers or we terminated the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal (as defined in the Merger Agreement), and Alexion will be required to make a payment to AstraZeneca equal to $270.0 if the Merger Agreement is terminated because Alexion’s stockholders fail to adopt the Merger Agreement. AstraZeneca will be required to make a payment to Alexion equal to $1,415.0 if the Merger Agreement is terminated in certain circumstances, including because the AstraZeneca board of directors has changed its recommendation in favor of the Mergers or because AstraZeneca’s shareholders fail to approve the transactions contemplated by the Merger Agreement.

The acquisition is expected to close during the third quarter 2021, and upon completion, Alexion stockholders will own approximately 15.0% of the combined company.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Alexion and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. For each of our business combinations, all of the assets acquired, and liabilities assumed were recorded at their respective fair values as of the date of acquisition, and their results of operations are included in the consolidated financial statements from the date of acquisition.

Use of Estimates

Preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent liabilities in our consolidated financial statements.

Due to the COVID-19 pandemic, there has been uncertainty and disruption in the global economy and financial markets. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including sales, expenses, reserves and allowances, manufacturing, clinical trials, research and development costs and employee-related amounts, will depend on future developments that are highly uncertain. We are not aware of any specific event or circumstance that would require an update to our estimates, judgments and assumptions or a revision of the carrying value of our assets or liabilities as of February 8, 2021, the date of issuance of the Annual Report on Form 10-K. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from these estimates under different assumptions or conditions and such differences may be material.

Dividend Policy

We have never paid a cash dividend on shares of our stock. We currently intend to retain our earnings to finance future operations and do not anticipate paying any cash dividends on our stock in the foreseeable future.

Critical Accounting Estimates

The preparation of our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities in our financial statements. We believe the most complex judgments result primarily from the need to make estimates about the effects of matters that are inherently uncertain and are significant to our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We evaluate our estimates, judgments and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions and such differences may be material.

The most significant areas involving estimates, judgments and assumptions used in the preparation of our consolidated financial statements are as follows:

•	Revenue recognition;

•	Contingent liabilities;

•	Share-based compensation;

•	Valuation of acquired assets, including goodwill, intangible assets and inventory;

•	Valuation of contingent consideration; and

•	Income taxes.

Foreign Currency Translation

The financial statements of our subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities, historical exchange rates for stockholders’ equity and weighted average exchange rates for operating results. Translation gains and losses are included in accumulated other comprehensive income (loss), net of tax, in stockholders’ equity. Foreign currency transaction gains and losses are included in the results of operations in other income and expense.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value, and include short-term highly liquid investments with original maturities of three months or less. As of December 31, 2020, 2019 and 2018, cash equivalents were comprised of money market funds and other debt securities with maturities less than three months from the date of purchase.

Fair Value of Financial Instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable, other assets, accounts payable, accrued expenses and other liabilities approximate fair value due to their short-term maturities. Our marketable securities are valued based upon pricing of securities with similar investment characteristics and holdings. Our mutual fund investments and equity securities are valued based on quoted market prices in active markets with no valuation adjustment. Investments in equity securities of publicly traded companies which are subject to holding period restrictions are carried at fair value using an option pricing valuation model and observable market inputs such as the historical volatility of similar companies and risk-free interest rates. Our derivative financial instruments are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Our credit agreement and royalty-based debt obligations are recorded at historical cost, which approximates fair value. Our contingent consideration liabilities related to our acquisitions and derivative liabilities associated with certain option agreements are valued based on various estimates, including probability of success, estimated revenues, discount rates and amount of time until the conditions of the milestone payments are met.

Marketable Securities

We invest our excess cash balances in marketable securities of highly rated financial institutions and investment-grade debt instruments. We seek to diversify our investments and limit the amount of investment concentrations for individual institutions, maturities and investment types. We classify marketable debt securities as available-for-sale and, accordingly, record such securities at fair value. We classify these securities as current assets as these investments are intended to be available to the Company for use in funding current operations.

Credit losses related to our available-for-sale debt securities are recorded through an allowance for credit losses within operating results and are limited to the amount by which the carrying value of the security exceeds its fair value. Unrealized gains and losses on our marketable debt securities related to interest rate changes and other factors are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity.

We sponsor a nonqualified deferred compensation plan which allows certain highly compensated employees to elect to defer income to future periods. Participants in the plan earn a return on their deferrals based on several investment options, which mirror returns on underlying mutual fund investments. We choose to invest in the underlying mutual fund investments to offset the liability associated with our nonqualified deferred compensation plan. These mutual fund investments are valued at net asset value per share and are carried at fair value with gains and losses included in investment income. The changes in the underlying liability to the employee are recorded in operating expenses.

Accounts Receivable

Our standard credit terms vary based on the country of sale and range from 30 to 120 days and all arrangements are payable within one year of the transfer of the product. Our consolidated average days’ sales outstanding ranges from 70 to 80 days which was 60 to 70 days in 2018. We evaluate the creditworthiness of customers on a regular basis. The length of time from sale to receipt of payment in certain countries exceeds our credit terms. In countries in which collections from customers extend beyond normal payment terms, we seek to collect interest. We record interest on customer receivables as interest income when collected. We monitor economic conditions and calculate allowances for estimated credit losses on our trade accounts receivable on a quarterly basis using an expected loss model. We assess whether collectability is probable at the time of sale and on an ongoing basis. We use judgment as to our ability to collect outstanding receivables and provide allowances for the portion of receivables if and when collection becomes doubtful. As of December 31, 2020, 2019 and 2018, allowances on receivables were not material.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk are limited to cash equivalents, marketable securities, accounts receivable and our foreign exchange derivative contracts. We invest our cash reserves in money market funds or high quality marketable debt securities in accordance with our investment policy. The stated objectives of our investment policy are to preserve capital, provide liquidity consistent with forecasted cash flow requirements, maintain appropriate diversification and generate returns relative to these investment objectives and prevailing market conditions.

As of December 31, 2020, four customers accounted for 66.8% of the accounts receivable balance, with these individual customers ranging from 11.7% to 22.1% of the accounts receivable balance. As of December 31, 2019, four customers accounted for 66.9% of the accounts receivable balance, with these individual customers ranging from 11.6% to 20.3% of the accounts receivable balance. At December 31, 2018, three customers accounted for 48.7% of the accounts receivable balance, with these individual customers ranging from 14.0% to 19.1% of the accounts receivable balance.

For the year ended December 31, 2020, three customers accounted for 47.4% of our product sales, with these individual customers ranging from 14.7% to 16.7% of our product sales. For the year ended December 31, 2019, four customers accounted for 56.4% of our product sales, with these individual customers ranging from 10.0% to 16.8% of our product sales. For the year ended December 31, 2018, four customers accounted for 50.3% of our product sales, with these individual customers ranging from 10.0% to 16.4% of our product sales. No other customers accounted for more than 10.0% of accounts receivable or net product sales.

We continue to monitor economic conditions, including volatility associated with international economies and the associated impacts on the financial markets and our business. We disaggregate our trade accounts receivable population into pools of similar risk characteristics based on underlying customer type and geographical location and assess current expected credit loss allowances based on available information. Substantially all of our accounts receivable are due from wholesale distributors, public hospitals and other government entities. We monitor the financial performance of our customers so that we can appropriately respond to changes in their credit worthiness. We operate in certain jurisdictions where weakness in economic conditions can result in extended collection periods. To date, we have not experienced any significant losses with respect to collection of our accounts receivable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined in a manner that approximates average costs. The components of inventory are as follows:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Raw materials	31.4	41.2	91.2
Work-in-process	90.4	180.8	260.8
Finished goods	350.7	405.6	510.3
Total	472.5	627.6	862.3
Balance sheet classification:
Inventories	472.5	627.6	775.7
Other assets	—	—	86.6

Total inventories include ANDEXXA inventory acquired in connection with the July 2, 2020 Portola acquisition, but exclude acquired ANDEXXA validation batches of $60.9 that were manufactured under processes which are subject to regulatory approval. The acquired ANDEXXA inventory includes the acquisition-date fair value step-up, which is expensed within cost of sales as the inventory is sold to customers. For additional information on our acquisition of Portola, please refer to Note 2, Acquisitions.

We classify our inventory costs as long-term when we expect to utilize the inventory beyond our normal operating cycle and include these costs in other assets in our consolidated balance sheets. Inventories classified as long-term relate to ANDEXXA inventory, including inventory acquired in connection with the Portola acquisition.

Capitalization of Inventory Costs

We capitalize inventory produced for commercial sale, which may include costs incurred for certain products awaiting regulatory approval, or for inventory produced at new production facilities, when management considers it probable that the pre-approval inventories will be saleable. We capitalize inventory produced in preparation of product launches sufficient to support estimated initial market demand. Capitalization of such inventory begins when we have (i) obtained positive results in clinical trials that we believe are necessary to support regulatory approval, (ii) concluded that uncertainties regarding regulatory approval of the product and facilities have been sufficiently reduced, and (iii) determined that the inventory has probable future economic benefit. In evaluating whether these conditions have been met, we consider clinical trial results for the underlying product candidate, results from meetings with regulatory authorities, the compilation of the regulatory application, and how far a facility has progressed along the approval process. If we are aware of any material risks or contingencies outside of the standard regulatory review and approval process, or if there are any specific negative issues identified relating to the safety, efficacy, manufacturing, marketing or labeling of the product that would have a significant negative impact on its future economic benefits, the related inventory would not be capitalized. As of December 31, 2020, and 2019, the carrying value of inventory at unapproved production facilities was $39.8 and $60.5, respectively while we had no inventory capitalized for products awaiting regulatory approvals as of December 31, 2018. We also capitalize costs associated with technology transfer, including engineering and validation activities, to our external CMO’s within prepaid expenses and other current assets and other assets in our consolidated balance sheets. Upon regulatory approval, saleable inventory produced during the validation process is reclassified to inventory and expensed to cost of goods sold as the product is sold. Any costs associated with non-saleable inventory will remain in prepaid expenses and other current assets and other assets in our consolidated balance sheets and will be amortized to costs of goods sold over the remaining life of the contract.

Products that have been approved by the U.S. Food and Drug Administration (FDA) or other regulatory authorities are also used in clinical programs to assess the safety and efficacy of the products for usage in diseases that have not been approved by the FDA or other regulatory authorities. The form of the products utilized for both commercial and clinical programs is identical and, as a result, the inventory has an “alternative future use” as defined in authoritative guidance. Raw materials and purchased drug product associated with clinical development programs are included in inventory and charged to research and development expense when the product enters the research and development process and no longer can be used for commercial purposes and, therefore, does not have an “alternative future use”.

For products which are under development and have not yet been approved by regulatory authorities, purchased drug product is charged to research and development expense upon delivery. Delivery occurs when the inventory passes quality inspection and ownership transfers to us. Nonrefundable advance payments for research and development activities, including production of purchased drug product, are deferred and capitalized until the goods are delivered. We also recognize expense for raw materials purchased for developmental purposes when the raw materials pass quality inspection and we have an obligation to pay for the materials.

Inventory Write-Offs

We analyze our inventory levels to identify inventory that may expire prior to sale, inventory that has a cost basis in excess of its estimated realizable value, or inventory in excess of expected sales requirements. Although the manufacturing of our products are subject to strict quality control, certain batches or units of product may no longer meet quality specifications or may expire, which requires adjustments to our inventory values. We also apply judgment related to the results of quality tests that we perform throughout the production process, as well as our understanding of regulatory guidelines, to determine if it is probable that inventory will be saleable. These quality tests are performed throughout the pre-and post-production process, and we continually gather additional information regarding product quality for periods after the manufacture date. Our products currently have a maximum estimated life ranging from 36 to 48 months, and based on our sales forecasts, we expect to realize the carrying value of our inventory. In the future, reduced demand, quality issues or excess supply beyond those anticipated by management may result in a material adjustment to inventory levels, which would be recorded as an increase to cost of sales.

The determination of whether or not inventory costs will be realizable requires estimates by our management. A critical input in this determination is future expected inventory requirements based on internal sales forecasts. We then compare these requirements to the expiry dates of inventory on hand. For inventories that are capitalized in preparation of product launch, we also consider the expected approval date in assessing realizability. To the extent that inventory is expected to expire prior to being sold, we will write down the value of inventory.

Derivative Instruments

We record the fair value of derivative instruments as either assets or liabilities on the balance sheet. The accounting for gains and losses resulting from changes in fair value is dependent on the use of the derivative and whether it is designated and qualifies for hedge accounting.

All qualifying hedging activities are documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash. On a quarterly basis, we perform an assessment to confirm that outstanding hedges remain highly effective and continue to qualify for hedge accounting. We record the fair value of the qualifying hedges in prepaid expenses and other current assets, other assets, other current liabilities and other liabilities. All unrealized gains and losses on derivatives that are designated and qualify for hedge accounting are reported in other comprehensive income (loss) and recognized when the underlying hedged transaction affects earnings. When the forecasted transaction occurs, this amount is reclassified into the consolidated statement of operations and presented in the same financial statement line item as the hedged item.

Derivative instruments for which hedge accounting is not applied are recorded at fair value in prepaid expenses and other current assets and other current liabilities. Unrealized gains and losses resulting from changes in the fair value of these derivatives are reported in other income and expense.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. We estimate economic lives as follows:

•	Building and improvements—fifteen to thirty-five years

•	Machinery and laboratory equipment—five to fifteen years

•	Computer hardware and software—three to seven years

•	Furniture and office equipment—five to ten years

Leasehold improvements and assets under financing lease arrangements are amortized over the lesser of the asset’s estimated useful life or the term of the respective lease. Maintenance costs are expensed as incurred.

Construction-in-progress reflects amounts incurred for property, plant, or equipment construction or improvements that have not been placed in service.

Assets held for Sale

We classify assets as held for sale when the following criteria are met: i) management, having the authority to approve the action, commits to a plan to sell the asset, ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of similar assets, iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Assets that are classified as held for sale are recorded at the lower of their carrying value or their fair value less the costs to sell.

In the third quarter 2017, we announced our intention to close the Alexion Rhode Island Manufacturing Facility (ARIMF). In the fourth quarter 2017, we met the criteria for assets held for sale and reclassified the ARIMF assets from property, plant and equipment to assets held for sale recorded within prepaid expenses and other current assets. We subsequently sold ARIMF during the third quarter of 2018.

Leases

In February 2016, the FASB issued a new standard that requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. We adopted the new standard on January 1, 2019 using the modified retrospective approach. Upon adoption of the new lease standard, on January 1, 2019, we derecognized $472.8 of property, plant and equipment and other assets and $372.2 of facility lease obligations associated with previously existing build-to suit arrangements. We capitalized right of use (ROU) assets of $326.1, inclusive of opening adjustments of $70.8 primarily related to prepaid rent existing at transition, and $255.3 of lease liabilities, within our consolidated balance sheets upon adoption. At transition, we recorded a decrease of $90.3 to retained earnings, net of tax, primarily related to our derecognition of previously recorded build-to-suit arrangements.

At the inception of an arrangement, we determine if an arrangement is, or contains, a lease based on the unique facts and circumstances present in that arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease we (i) identify lease and non-lease components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease; and (iv) recognize lease ROU assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable and as such, we use our incremental borrowing rate based on the information available at the lease commencement date, which represents an internally developed rate that would be incurred to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in a similar economic environment.

Most leases include options to renew and, or, terminate the lease, which can impact the lease term. The exercise of these options is at our discretion and we do not include any of these options within the expected lease term as we are not reasonably certain we will exercise these options. We have elected to combine lease components (for example fixed payments including rent) with non-lease components (for example, non- dedicated parking and common-area maintenance costs) on our real estate and commercial fleet asset classes. We separate lease and non-lease components on our embedded contract manufacturing organization (CMO) arrangements. Lease and non-lease components on these CMO arrangements are determined based on an allocation of the consideration in the contract to the embedded lease and non-lease components of the arrangement based on the relative standalone prices of these components.

Fixed, or in substance fixed, lease payments on operating leases are recognized over the expected term of the lease on a straight-line basis, while fixed, or in substance fixed, payments on financing leases are recognized using the effective interest method. Variable lease expenses that are not considered fixed, or in substance fixed, are recognized as incurred. Fixed and variable lease expense on operating leases is recognized within operating expenses within our consolidated statements of operations. Financing lease ROU asset amortization and interest costs are recorded within operating expenses and interest expense, respectively, within our consolidated statements of operations. We have operating and financing leases for corporate offices, research and development facilities, regional executive and sales offices, commercial fleet, and CMO embedded lease arrangements. We have elected the short-term lease exemption and, therefore, do not recognize a ROU asset or corresponding liability for lease arrangements with an original term of 12 months or less.

Operating leases are included in right of use operating assets, other current liabilities, and noncurrent operating lease liabilities in our consolidated balance sheet as of December 31, 2020 and 2019. Financing leases are included in property, plant and equipment, other current liabilities, and other liabilities in our consolidated balance sheet as of December 31, 2020 and 2019 and as Facility Lease Obligations for the year ending December 31, 2018.

Manufacturing Facilities

We capitalize costs incurred for the construction of facilities which support commercial manufacturing. We also capitalize costs related to validation activities which are directly attributable to preparing the facility for its intended use, including engineering runs and inventory production necessary to obtain approval of the facility from government regulators for the production of a commercially approved drug. When the facility is substantially complete and ready for its intended use and regulatory approval for commercial production has been received, we will place the asset in service.

The production of inventory for preparing the facility for its intended use requires two types of production: engineering runs which are used for testing purposes only and do not result in saleable inventory, and validation runs which are used for validating equipment and may result in saleable inventory. The costs associated with inventory produced during engineering runs and normal production losses during validation runs are capitalized to fixed assets and depreciated over the asset’s useful life. Saleable inventory produced during the validation process is initially recorded as a fixed asset; however, upon regulatory approval, this inventory is reclassified to inventory and expensed in cost of goods sold as product is sold, or in research and development expenses as product is utilized in R&D activities. Abnormal production costs incurred during the validation process are expensed as incurred.

Acquisitions

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the tangible and intangible assets acquired, and the liabilities assumed are recorded as of the acquisition date at their respective fair values. We evaluate a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits and consists of inputs and substantive processes applied to those inputs that have the ability to contribute to the creation of outputs. If substantially all of the fair value of gross assets acquired is concentrated in a single asset or group of similar identifiable assets, the assets do not represent a business. In an acquisition of a business, the excess of the fair value of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill.

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in an asset acquisition. Intangible assets that are acquired in an asset acquisition for use in research and development activities which have an alternative future use are capitalized as in-process research and development (IPR&D). Acquired IPR&D which has no alternative future use is recognized as research and development expense at acquisition. Contingent milestone payments associated with asset acquisitions are recognized when probable and estimable. These amounts are expensed to research and development if there is no alternative future use associated with the asset or capitalized as an intangible asset if alternative future use of the asset exists.

Our consolidated financial statements include the results of operations of an acquired business after the completion of the acquisition.

Contingent Consideration

We record contingent consideration resulting from a business combination at fair value on the acquisition date. On a quarterly basis, we revalue these obligations and record increases or decreases in their fair value as an adjustment to operating earnings. Changes to contingent consideration obligations can result from adjustments to discount rates, accretion of the liability due to the passage of time, changes in our estimates of the likelihood or timing of achieving development or commercial milestones, changes in the probability of certain clinical events or changes in the assumed probability associated with regulatory approval.

Intangible Assets

Our intangible assets generally consist of licensing rights, patents, purchased technology, acquired IPR&D and other intangibles. Intangible assets with definite lives are amortized based on their pattern of economic benefit over their estimated useful lives and reviewed periodically for impairment.

Intangible assets related to IPR&D projects are considered to be indefinite lived until the completion or abandonment of the associated research and development efforts. During the period the assets are considered indefinite-lived, they will not be amortized but will be tested for impairment. Impairment testing is performed at least annually or when a triggering event occurs that could indicate a potential impairment. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets are deemed finite-lived and are amortized over a period that best reflects the economic benefits provided by these assets.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination and is not amortized. Goodwill is subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. We are organized and operate as a single reporting unit and therefore the goodwill impairment test is performed using our overall market value, as determined by our traded share price, compared to our book value of net assets.

Impairment of Long-Lived Assets

Our long-lived assets are primarily comprised of intangible assets, right of use assets and property, plant and equipment. We evaluate our finite-lived intangible assets, right of use assets and property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset or group of assets is not recoverable. If these circumstances exist, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In addition, indefinite-lived intangible assets, comprised of IPR&D, are reviewed for impairment annually and whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired by comparing the fair value to the carrying value of the asset.

If the carrying value of a finite-lived intangible asset is not recoverable, or if there is an indicator of impairment on an indefinite-lived intangible asset, we will recognize an impairment in the amount by which the carrying value of the asset exceeds its fair value. We calculate the fair value of these assets using discounted cash flow models which require the use of significant estimates and judgements which include, but are not limited to, timing and costs to complete the in-process projects, timing and probability of success of clinical events or regulatory approvals, estimated future cash flows from product sales resulting from completed products and in-process projects, tax rates and discount rates. Changes to assumptions used in our cash flow projections could result in an impairment. Impairments are recorded within impairment of intangible assets in our consolidated statements of operations.

During the year-ended December 31, 2020, we recognized impairment charges of $2,053.3, related to a $2,042.3 impairment charge of our KANUMA intangible asset and an impairment charge of $11.0 to write off the cost basis of our ACHN-4471 (ALXN2040) acquired in- process research and development asset. Refer to Note 4, Intangible Assets and Goodwill, for additional information on the impairment charges recorded.

Other Investments

From time to time, we make strategic investments in equity securities of certain biotechnology companies which we acquire in connection with license and option agreements. Our strategic investment portfolio may include equity securities in publicly traded companies, as well as investments in companies with securities that are not publicly traded and where fair value is not readily available. These investments are included in other assets in our consolidated balance sheets.

We record our investments in securities that are not publicly traded at cost, less impairments and also adjust the investment for any changes resulting from an observable price change in an orderly transaction for identical or similar investments of the same issuer. We assess relevant transactions that occur on or before the balance sheet date to identify observable price changes, and we regularly monitor these investments to evaluate whether there is an indication that the investment is impaired, based on the implied value of recent company financings, public market prices of comparable companies, and general market conditions.

Our investments in equity securities in publicly traded companies which are unrestricted are regularly measured and carried at fair value and classified as Level 1 equity securities within the fair value hierarchy. Investments in publicly traded companies which are subject to holding period restrictions are carried at fair value using an option pricing valuation model and classified as Level 2 equity securities within the fair value hierarchy. The most significant assumptions within the option pricing valuation model are the term of the restrictions and the stock price volatility, which is based upon the historical volatility of the applicable company or similar companies.

Contingent Liabilities

We are currently involved in various claims and legal proceedings. On a quarterly basis, we review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Because of uncertainties related to claims and litigation, accruals are based on the best information available at the time of our assessment including the legal facts and circumstances of the case, status of the proceedings, applicable law and the likelihood of settlement, if any. On a periodic basis, as additional information becomes available, or based on specific events such as the outcome of litigation or settlement of claims (and our offers of settlement), we may reassess the potential liability related to these matters and may revise these estimates when facts and circumstances indicate the need for changes.

Treasury Stock

Treasury stock is accounted for using the cost method, with the purchase price of the common stock recorded separately as a deduction from stockholders’ equity.

Revenue Recognition

In May 2014, the FASB issued a comprehensive new standard which amends revenue recognition principles. We adopted the new standard on January 1, 2018 by applying the modified retrospective method to all contracts that were not completed as of that date. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. Revenue is recognized through a five-step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) a performance obligation is satisfied. The Company only applies the five- step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines those that are performance obligations. Revenue is recognized for the applicable performance element when each distinct performance obligation is satisfied.

Upon adoption of the new revenue recognition standard, on January 1, 2018, we reduced our deferred revenue balance by $10.4, with an offsetting increase of $6.0 in retained earnings due to the cumulative impact of adopting this new standard. The impact to net product sales and net income for the year ended December 31, 2018 was an increase of $5.3 and $4.8, respectively. The new standard also resulted in a decrease of $17.9 in deferred revenue and an increase of $10.8 in retained earnings as of December 31, 2018. The adoption of the new revenue standard did not have a material impact on any other balances within the consolidated financial statements as of and for the year ended December 31, 2018. The adoption of the new standard did not significantly change our accounting policies.

Nature of Products

Our principal source of revenue is product sales. Our contracts with customers generally contain a single performance obligation and we recognize revenue from product sales when we have satisfied our performance obligation by transferring control of the product to our customers. Control of the product generally transfers to the customer upon delivery. In certain countries, we sell to distributors on a consignment basis and record revenue when control of the product transfers to the customer upon sale to the end user.

Our customers are primarily comprised of distributors, pharmacies, hospitals, hospital buying groups, and other healthcare providers. In some cases, we may also sell to governments and government agencies. In addition to sales in countries where our products are commercially available, we have also recorded revenue on sales for patients receiving treatment through named-patient programs. The relevant authorities or institutions in those countries have agreed to reimburse for product sold on a named-patient basis where our products have not received final approval for commercial sale.

Revenue is recognized at the amount to which we expect to be entitled in exchange for the sale of our products. This amount includes both fixed and variable consideration and excludes amounts that are collected from customers and remitted to governmental authorities, such as value-added taxes in foreign jurisdictions. Shipping and handling costs associated with outbound freight after control of a product has transferred to our customers are accounted for as a fulfillment cost and are included in operating expenses. The cost for any shipping and handling activities (including customs clearance activities) associated with transactions for which revenue has been recognized are accrued if not completed before the respective period end.

The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Our standard credit terms, which vary based on the country of sale, range from 30 to 120 days and all arrangements are payable within one year of the transfer of the product. We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between the transfer of the promised good to the customer and receipt of payment will be one year or less.

Variable Consideration

We pay distribution fees to our distributors and offer rebates and/or discounts or enter into volume-based reimbursement arrangements with certain customers. We reduce the transaction price on our sales for these amounts. For variable amounts, we estimate the amount of consideration to which we expect to be entitled based on all available historic, current and forecast information. We primarily use the expected value method to estimate variable payments and, in limited circumstances, will apply the most likely method based on the type of variable consideration and what method better predicts the amount of consideration we expect to be entitled to. Consideration that is received from a customer that we expect will need to be refunded in the future is recorded as a refund liability to the customer within accrued expenses. Actual amounts of consideration ultimately received or refunded may differ from our estimates. If actual results in the future vary from our estimates, we adjust these estimates, which would affect net product sales and earnings in the period such variances become known.

Variability in the transaction price for our products pursuant to our contracts with customers primarily arises from the following:

Discounts and Rebates: We offer discounts and rebates to certain distributors and customers under our arrangements. In many cases, these amounts are fixed at the time of sale and the transaction price is reduced accordingly. We also provide for rebates under certain governmental programs, including Medicaid in the U.S. and other programs outside the U.S., which are payable based on actual claim data. We estimate these rebates based on an analysis of historical claim patterns and estimates of customer mix to determine which sales will be subject to rebates and the amount of such rebates. We update our estimates and assumptions each period and record any necessary adjustments, which may have an impact on revenue in the period in which the adjustment is made. Generally, the length of time between product sale and the processing and reporting of the rebates is three to six months.

Volume-Based Arrangements: We have entered into volume-based arrangements with governments in certain countries and other customers in which reimbursement is limited to a contractual amount. Under this type of arrangement, amounts billed in excess of the contractual limitation are repaid to the customer as a rebate. We estimate incremental discounts resulting from these contractual limitations, based on forecasted sales during the limitation period, and we apply the discount percentage to product shipments as a reduction of revenue. Our calculations related to these arrangements require estimation of sales during the limitation period, and adjustments in these estimates may have a material impact in the period in which these estimates change.

Distribution & Other Fees: We pay distribution and other fees to certain customers in connection with the sales of our products. We record distribution and other fees paid to our customers as a reduction of revenue, unless the payment is for a distinct good or service from the customer and we can reasonably estimate the fair value of the goods or services received. If both conditions are met, we record the consideration paid to the customer as an operating expense. These costs are typically known at the time of sale, resulting in minimal adjustments subsequent to the period of sale.

Product Returns: Our contracts with customers for ULTOMIRIS, SOLIRIS, STRENSIQ, and KANUMA generally provide for returns only if the product is damaged or defective upon delivery. Because of factors such as the price of our products, the limited number of patients, the short period from product sale to patient infusion and limited contractual return rights for SOLIRIS, ULTOMIRIS, STRENSIQ and KANUMA, our customers often carry limited inventory. Our contracts with customers for ANDEXXA generally provide for returns if the product is damaged or defective upon delivery and if the product is within an eligible expiry window. While ANDEXXA inventory on hand is also limited, there may be a longer period from product sale to patient use and a greater risk of return for product expiry. We assess our sales transactions and arrangements with customers and monitor inventory within our sales channels to determine whether a provision for returns is warranted and a resulting adjustment to the transaction price is necessary. This assessment is based on historical experience and assumptions as of the date of sale and changes in these estimates could have an impact in the period in which the change occurs.

The amount of variable consideration included in the transaction price is constrained by the amount that is probable will not result in a significant reversal of revenue. We consider our experience with similar transactions and expectations regarding the contract in estimating the amount of variable consideration to which we expect to be entitled and determining whether the estimated variable consideration should be constrained. We do not have any material constraints on the variable consideration included within the transaction price of our current revenue arrangements.

Refer to Note 18, Segment Information for a summary of revenue from contracts with customers by product and geographical region.

Contract Balances and Receivables

Contract liabilities relate to consideration received and/or billed for goods that have not been delivered to the customer and for which the performance obligation has not yet been completed. These amounts are included within other current liabilities in the consolidated statements of operations.

The following table provides information about receivables and contract liabilities from our contracts with customers.

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Receivables, which are included in “trade accounts receivable, net”	922.3	1,243.2	1,409.3
Contract liabilities, which are included in “other current liabilities”	3.4	6.8	3.0

Contract balances and receivables associated with collaboration agreements assumed through the acquisition of Portola in the third quarter 2020, which were included in the table above, were not material as of December 31, 2020.

Research and Development Expenses

Research and development expenses are comprised of costs incurred in performing research and development activities including payroll and benefits, preclinical, clinical trial and related clinical manufacturing costs, manufacturing development and scale-up costs, product development and regulatory costs, contract services and other outside contractor costs, research license fees, depreciation and amortization of lab facilities, and lab supplies. These costs are expensed as incurred. We accrue costs for clinical trial activities based upon estimates of the services received and related expenses incurred that have yet to be invoiced by the contract research organizations, clinical study sites, laboratories, consultants, or other clinical trial vendors that perform the activities.

Share-Based Compensation

We have two share-based compensation plans pursuant to which awards are currently being made: (i) the 2017 Incentive Plan (2017 Plan) and (ii) the 2015 Employee Stock Purchase Plan (ESPP). The 2017 Plan replaced the Amended & Restated 2004 Incentive Plan (2004 Plan), effective May 10, 2017. Under the 2017 Plan, restricted stock, restricted stock units, stock options and other stock-related awards may be granted to our directors, officers, employees and consultants or advisors of the Company or any subsidiary. Under the ESPP, eligible employees can purchase shares of common stock at a discount semi-annually through payroll deductions. To date, share-based compensation issued under the plans consists of incentive and non-qualified stock options, restricted stock and restricted stock units, including restricted stock units with market and non- market performance conditions, and shares issued under our ESPP.

Compensation expense for our share-based awards is recognized based on the estimated fair value of the awards on the grant date. Compensation expense reflects an estimate of the number of awards expected to vest and is primarily recognized on a straight-line basis over the requisite service period of the individual grants, which typically equals the vesting period. Compensation expense for awards with performance conditions is recognized using the graded-vesting method.

Our estimates of employee stock option values rely on estimates of factors we input into the Black-Scholes model. The key factors involve an estimate of future uncertain events. Assumptions include the use of historical volatility to determine the expected stock price volatility. We also estimate expected term until exercise and the reduction in the expense from expected forfeitures. We currently use historical exercise and cancellation patterns as our best estimate of future estimated life.

For our non-market performance-based awards, we estimate the anticipated achievement of the performance targets, including forecasting the achievement of future financial targets. These estimates are revised periodically based on the probability of achieving the performance targets and adjustments are made throughout the performance period as necessary. We use payout simulation models to estimate the grant date fair value of awards with market-based performance conditions. The payout simulation models assume volatility of our common stock and the common stock of a comparator group of companies, as well as correlations of returns of the price of our common stock and the common stock prices of the comparator group.

The purchase price of common stock under our ESPP is equal to 85.0% of the lower of (i) the market value per share of the common stock on the first business day of an offering period or (ii) the market value per share of the common stock on the purchase date. The fair value of the discounted purchases made under our ESPP is calculated using the Black-Scholes model. The fair value of the look-back provision plus the 15.0% discount is recognized as compensation expense over the 6-month purchase period.

Restructuring and Restructuring Related Expenses

We record liabilities associated with one-time employee termination benefits and exit or disposal activities in the period in which the liability is incurred. One-time employee benefits are incurred when communicated to employees and / or where detailed action plans have been approved. For existing benefit arrangements, employee termination costs are accrued when the exit or disposal cost are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive benefits are recognized ratably over the service period.

Restructuring related expenses include accelerated depreciation costs and impairment charges associated with assets impacted by a restructuring exit activity. Accelerated depreciation costs represent the difference between the depreciation expense recognized over the revised useful life of the asset, based upon the anticipated date an impacted site closure, and the depreciation expense as determined using the useful life prior to the restructuring activities.

Earnings Per Common Share

Basic earnings per common share (EPS) is computed by dividing net income by the weighted-average number of shares of common stock outstanding. For purposes of calculating diluted EPS, the denominator reflects the potential dilution that could occur if stock options, unvested restricted stock units or other contracts to issue common stock were exercised or converted into common stock, using the treasury stock method.

The following table summarizes the calculation of basic and diluted EPS for years ended December 31, 2020, 2019 and 2018:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Net income used for basic and diluted calculation	77.6	2,404.3	603.4
Shares used in computing earnings per common share—basic	222.7	223.2	220.1
Weighted-average effect of dilutive securities:
Stock awards	1.8	1.6	1.9
Shares used in computing earnings per common share—diluted	224.5	224.8	222.0
Earnings per common share:
Basic	0.35	10.77	2.74
Diluted	0.35	10.70	2.72

We exclude from EPS the weighted-average number of securities whose effect is anti-dilutive. Excluded from the calculation of EPS for the years ended December 31, 2020, 2019 and 2018 were 1.7, 3.0 and 2.8 shares of common stock, respectively, because their effect is anti-dilutive.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for years in which the temporary differences are expected to reverse. We periodically evaluate the likelihood of the realization of deferred tax assets and reduce the carrying amount of these deferred tax assets by a valuation allowance when it is more likely than not that deferred tax assets will not be realized.

We recognize the benefit of an uncertain tax position that has been taken or we expect to take on income tax returns if such tax position is more likely than not to be sustained. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted, as appropriate, for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, or new information obtained during a tax examination or resolution of an examination. We also accrue for potential interest and penalties related to unrecognized tax benefits as a component of tax expense.

During the fourth quarter of 2013, in connection with the centralization of our global supply chain and technical operations in Ireland, our U.S. parent company became a direct partner in a captive foreign partnership. Our corporate structure, which derives income from multiple jurisdictions, requires us to interpret the related tax laws and regulations within those jurisdictions and develop estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions and the applicability of foreign tax credits. From time to time, we execute intercompany transactions that may impact the valuation of the captive foreign partnership and the corresponding interest allocated to each partner, resulting in a change to deferred taxes. The transactions and related valuations require the application of transfer pricing guidelines issued by the relevant taxing authorities. Significant estimates and assumptions within discounted cash flow models are also required to calculate the valuations.

In December 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted into law. The Tax Act decreased the U.S. federal corporate tax rate to 21.0%, imposed a minimum tax on foreign earnings related to intangible assets (GILTI), a one-time transition tax on previously unremitted foreign earnings, and modified the taxation of other income and expense items. With regard to the GILTI minimum tax, foreign earnings are reduced by the profit attributable to tangible assets and a deductible allowance of up to 50.0%, subject to annual limitations. We have elected to account for the impact of the minimum tax in deferred taxes.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes changes in equity that are excluded from net income, such as changes in pension liabilities, unrealized gains and losses on marketable debt securities, unrealized gains and losses on hedge contracts and foreign currency translation adjustments. These changes in equity are reflected net of tax.

Reclassifications

Certain items in the prior year’s consolidated financial statements have been reclassified to conform to the current presentation.

New Accounting Pronouncements

Accounting Standards Update (ASU) 2019-12, “Income Taxes: Simplifying the Accounting for Income Taxes”:  In December 2019, the Financial Accounting Standards Board (FASB) issued a new standard intended to simplify the accounting for income taxes by eliminating certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for annual periods beginning after December 15, 2020 and interim periods within, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. We adopted the new standard on January 1, 2021. We have substantially completed our assessment of the standard and we do not expect the adoption of this standard to have a material impact on our financial condition and results of operations.

ASU 2020-01, “Investments—Equity Securities, Investments—Equity Method and Joint Ventures, and Derivatives and Hedging Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815”:  In January 2020, the FASB issued a new standard intended to clarify the interactions between Accounting Standards Codification (ASC) 321, ASC 323 and ASC 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. We adopted the new standard on January 1, 2021. The adoption of this standard does not have an impact on our financial condition and results of operations.

ASU 2020-04, “Reference Rate Reform, Facilitation of the Effects of Reference Rate Reform on Financial Reporting”:  In response to concerns about structural risks of interbank offered rates, and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR), regulators around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction- based and less susceptible to manipulation. In March 2020, the FASB issued a new standard that provides optional guidance for a limited time to ease the potential burden in accounting for the effects of reference rate reform, including optional expedients and exceptions for the accounting implications of contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.

The amendments in this new standard only apply to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The expedients and exceptions provided by the standard do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. We are currently reviewing our contracts impacted by reference rate reform and are assessing the impact of this standard on our financial condition and results of operations.

Recently Adopted Accounting Pronouncements

ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a service Contract”:  In August 2018, the FASB issued a new standard on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement (CCA) that aligns the requirements for capitalizing implementation costs in a CCA service contract with existing internal-use software guidance. The standard also provides classification guidance on these implementation costs as well as additional quantitative and qualitative disclosures. The standard is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted, and can be adopted prospectively or retrospectively.

We adopted the new standard on January 1, 2020 on a prospective basis. The adoption of this standard had no impact on our financial statements at the date of adoption; however, we anticipate the adoption of this standard will result in an increase in capitalized assets related to qualifying CCA implementation costs in future periods.

Qualifying CCA implementation, set-up and other upfront costs incurred after January 1, 2020 are capitalized as other assets in our consolidated balance sheets. These assets will be expensed over the term of the hosting arrangement and such expense will be presented within the same line item in our consolidated statements of operations as the expense for fees for the associated hosting arrangement. These capitalized costs will be evaluated for impairment when events or changes in circumstances indicate that the carrying value of the capitalized implementation costs is not recoverable. For the year ended December 31, 2020, capitalized CCA implementation costs were not material.

ASU 2016-13, “Measurement of Credit Losses on Financial Instruments”:  In June 2016, the FASB issued a new standard intended to improve reporting requirements specific to loans, receivables and other financial instruments. The new standard requires that credit losses on financial assets measured at amortized cost be determined using an expected loss model, instead of the current incurred loss model, and requires that credit losses related to available-for-sale debt securities be recorded through an allowance for credit losses and limited to the amount by which carrying value exceeds fair value. The new standard also requires enhanced disclosure of credit risk associated with financial assets. The standard is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted.

We adopted the new standard on January 1, 2020 and completed our assessment of the standard based on the composition of our portfolio of financial instruments and current and forecasted economic conditions at that date. Our significant financial assets that are within the scope of the new standard consist of trade accounts receivable and available for sale debt securities. We have not historically experienced any material credit losses associated with our trade accounts receivable or available for debt securities.

We monitor economic conditions, including volatility associated with international economies and the associated impacts on the financial markets and our business. We disaggregate our trade accounts receivable population into pools of similar risk characteristics based on underlying customer type and geographical location. Current expected credit loss allowances are estimated for each risk pool based on available information, including i) historical credit loss experience, ii) current economic conditions and, iii) reasonable and supportable forecasts of future economic conditions that may affect the collectibility of the recorded amounts. Based on the relevant facts and economic conditions as of the date of adoption, we concluded that the expected credit losses on our trade accounts receivable were immaterial. Additionally, unrealized losses on our available for sale investment portfolio were immaterial.

As of December 31, 2020, we reassessed our estimated credit losses on our trade accounts receivable, including consideration of the potential impacts of the COVID-19 global pandemic. Based on the relevant facts and economic conditions as of December 31, 2020, we concluded that the expected credit losses on our trade accounts receivable continued to be immaterial.

ASU 2016-02, “Leases”:  In February 2016, the FASB issued a new standard that requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right of use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations. We adopted the new standard on January 1, 2019 using the modified retrospective approach. We have elected to apply the transition method that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements and recognize a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. We also elected the “package of practical expedients”, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs

Results for reporting periods beginning on or after January 1, 2019 are presented under the new standard, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Upon adoption of the new lease standard, on January 1, 2019, we derecognized $472.8 of property, plant and equipment and other assets and $372.2 of facility lease obligations associated with previously existing build-to-suit arrangements. We capitalized ROU assets of $326.1, inclusive of opening adjustments of $70.8 primarily related to prepaid rent existing at transition, and $255.3 of lease liabilities, within our consolidated balance sheets upon adoption. At transition, we recorded a decrease of $90.3 to retained earnings, net of tax, primarily related to our derecognition of previously recorded build-to-suit arrangements.

ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”:  In February 2018, the FASB issued a new standard that permits entities to make a one-time reclassification from accumulated other comprehensive income (AOCI) to retained earnings for the stranded tax effects resulting from the newly enacted corporate tax rates under the Tax Cuts and Jobs Act (the Tax Act) that was effective for the year ended December 31, 2017. We adopted the new standard on January 1, 2019 and elected not to reclassify the income tax effects of the Tax Act from AOCI to retained earnings. We continue to release disproportionate income tax effects from AOCI based on the aggregate portfolio approach. The adoption of this standard did not have an impact on our consolidated financial statements.

In May 2014, the FASB issued a comprehensive new standard which amends revenue recognition principles and provides a single set of criteria for revenue recognition among all industries. The new standard provides a five- step framework whereby revenue is recognized when promised goods or services are transferred to a customer at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted the new standard on January 1, 2018.

In January 2017, the FASB issued a new standard that clarifies the definition of a business and determines when an integrated set of assets and activities is not a business. This framework requires that if substantially all of the fair value of gross assets acquired or disposed of is concentrated in a single asset or group of similar identifiable assets, the assets would not represent a business. We adopted the new standard on January 1, 2018 and applied the new guidance prospectively to transactions occurring after adoption. We anticipate that the adoption of this new standard will likely result in more transactions, to the extent that such transactions are undertaken by the Company, being accounted for as asset acquisitions.

In January 2016, the FASB issued a new standard that changes accounting for equity investments, financial liabilities under the fair value option, and presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Equity investments with readily determinable fair values will be measured at fair value with changes in fair value recognized in net income. Companies have the option to either measure equity investments without readily determinable fair values at fair value, or at cost adjusted for changes in observable prices minus impairment. We adopted the new standard on January 1, 2018, and elected to measure our existing equity investments without readily determinable fair values at cost adjusted for changes in observable prices minus impairment. In connection with the adoption of the new standard, we reclassified an immaterial amount of unrealized gains on equity securities from accumulated other comprehensive income to retained earnings. The guidance related to equity investments without readily determinable fair values was applied prospectively to equity investments that existed as of the date of adoption. We will assess equity investments without readily determinable fair values for observable price changes and impairment on a quarterly basis.

In March 2017, the FASB issued a new standard that improves the presentation of net periodic pension cost and net periodic postretirement benefit cost by requiring the bifurcation of net benefit cost. Under the new standard, the service cost component of net benefit cost will be presented with other employee costs in operating expenses, while other components will be reported separately in other income and expense. We adopted the new standard on January 1, 2018. The adoption of this standard did not have a material impact on our consolidated statements of operations.

In November 2016, the FASB issued a new standard that clarifies how entities should present restricted cash in the statement of cash flows. Under the new standard, changes in total cash, inclusive of restricted cash, should be reflected in the statement of cash flows. As a result, transfers between cash and restricted cash will no longer be reflected as activity within the statement of cash flows. We adopted the new standard on January 1, 2018. The adoption of this standard did not have a material impact on our consolidated statements of cash flows.

In August 2017, the FASB issued a new standard intended to improve and simplify certain aspects of the accounting for hedges. The new standard is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We early adopted the new standard in the second quarter 2018 using the modified retrospective method. The adoption of this standard did not have a material impact on our consolidated financial statements.

Impacts of New Revenue Standard

We adopted the new revenue standard by applying the modified retrospective method to all contracts that were not completed as of January 1, 2018.

Results for reporting periods beginning after January 1, 2018 are presented under the new standard, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Upon adoption of the new revenue recognition standard, on January 1, 2018, we reduced our deferred revenue balance by $10.4, with an offsetting increase of $6.0 in retained earnings due to the cumulative impact of adopting this new standard.

The impact to net product sales and net income for the year ended December 31, 2018 was an increase of $5.3 and $4.8, respectively, as a result of adopting the new standard. The new standard also resulted in a decrease of $17.9 in deferred revenue and an increase of $10.8 in retained earnings as of December 31, 2018. The adoption of the new revenue standard did not have a material impact on any other balances within the consolidated financial statements as of and for the year ended December 31, 2018.

2.           Acquisitions

Business Combinations

Achillion Pharmaceuticals, Inc.

In October 2019, Alexion entered into a definitive agreement to acquire Achillion Pharmaceuticals, Inc. (Achillion), a clinical-stage biopharmaceutical company focused on the development of oral Factor D inhibitors. Achillion was developing oral small molecule Factor D inhibitors to treat people with complement alternative pathway-mediated rare diseases, such as PNH and C3 glomerulopathy (C3G). Achillion had two clinical stage medicines in development, including Danicopan (ACH-4471/ALXN2040) and ACH-5228 (ALXN2050).

The acquisition of Achillion closed on January 28, 2020. Under the terms of the agreement, we acquired all outstanding common stock of Achillion for $6.30 per share, or an aggregate of $926.2, inclusive of the settlement of Achillion’s outstanding equity awards. The acquisition was funded with cash on hand. The transaction includes the potential for additional consideration in the form of non-tradeable contingent value rights (CVRs), which will be paid to Achillion shareholders if certain clinical and regulatory milestones are achieved within specified periods. These include $1.00 per share for the U.S. Food and Drug Administration (FDA) approval of Danicopan and $1.00 per share for the initiation of a Phase III clinical trial in ACH-5228.

The transaction was accounted for as a business combination. The following table summarizes the total consideration transferred to acquire Achillion and the estimated fair value of the identified assets acquired, and liabilities assumed at the acquisition date:

$’m

Consideration
Upfront payment to shareholders and option holders	926.2
Upfront payment, fair value of equity compensation attributable to the post-combination service period	(20.0)
Upfront cash paid, net	906.2
Contingent consideration	160.7
Contingent consideration, fair value of equity compensation attributable to the post-combination service period	(5.7)
Total consideration	1,061.2
Assets acquired and liabilities assumed
Cash and cash equivalents	68.5
Marketable securities	106.1
In-process research & development assets (IPR&D)	918.0
Goodwill	37.8
Deferred tax liabilities, net	(62.9)
Other assets and liabilities, net	(6.3)
Total net assets acquired	1,061.2

Our accounting for this acquisition was finalized during the second quarter of 2020. Measurement period adjustments increased goodwill by $3.1 during the second quarter of 2020 due to purchase price allocation increases to deferred tax liabilities, net. Measurement period adjustments were recorded as a result of studies completed during the second quarter of 2020 to determine the tax deductibility of certain acquisition-related costs and the valuation of historical net operating loss and income tax credit carryforwards.

The initial fair value estimate of the contingent consideration in the form of non-tradeable CVRs was $160.7, which was recorded as a noncurrent liability in our consolidated balance sheet, including $5.7 related to compensation attributable to the post-combination service period. We determined the fair value of these milestone-related payment obligations using various estimates, including probabilities of success prior to expiration of the specified period, discount rates and the amount of time until the conditions of the milestone payments are expected to be met. This fair value measurement was based on significant inputs not observable in the market, representing Level 3 measurements within the fair value hierarchy. The resulting probability- weighted cash flows were discounted using a cost of debt rate ranging from 2.1% to 2.3%. The range of estimated milestone payments upon closing of the acquisition is from zero, if no milestones are achieved for any product, to $306.3 if certain development and regulatory milestones are achieved.

Subsequent to the acquisition date, we have adjusted the contingent consideration to fair value with changes in fair value recognized in operating earnings. Changes in fair values reflect new information about the probability and timing of meeting the conditions of the milestone payments. In the absence of new information, changes in fair value will only reflect the interest component of contingent consideration related to changes in the discount rates and the passage of time as development work progresses towards the potential achievement of the milestones. As of December 31, 2020, the fair value of the contingent consideration for the Achillion acquisition was $210.6 based on the probability-weighted cash flows, discounted using a cost of debt ranging from 2.8% to 3.3%. Changes in fair value of the contingent consideration associated with the Achillion acquisition for the year ended December 31, 2020 was $49.9.

The aggregate fair value of equity compensation attributable to the post-combination service period was $25.7. This amount was excluded from the total consideration transferred and was recognized as a charge to acquisition-related costs in our consolidated statements of operations. These amounts were associated with the accelerated vesting of stock options previously granted to Achillion employees. Excluding the $5.7 of contingent consideration related to equity compensation attributable to the post-combination service period, such amounts were paid during the first quarter 2020.

Intangible assets associated with IPR&D relate to two development-stage programs, ACH-4471 (ALXN2040) and ACH-5228 (ALXN2050). The estimated fair value of $918.0 was determined using the excess earnings valuation method, a variation of the income valuation approach. The excess earnings valuation method estimates the value of an intangible asset equal to the present value of the incremental after-tax cash flows attributable to that intangible asset. Some of the more significant assumptions utilized in our asset valuations included the estimated net cash flows for each asset, including net revenues, cost of sales, research and development and other operating expenses, the potential regulatory and commercial success rates, competitive trends impacting the assets, and tax rates. The fair value using the excess earnings valuation method was determined using an estimated weighted average cost of capital for Achillion of 11.5%, which represents a rate of return that a market participant would expect for these assets. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 fair value measurements. In the second quarter 2020, we recognized an impairment charge of $11.0 to write off our ACHN-4471 (ALXN2040) IPR&D asset due to clinical results received during the quarter.

The excess of purchase price over the fair value of the assets acquired and liabilities assumed represents the goodwill resulting from the acquisition. The goodwill, which is not tax-deductible, has been recorded as a noncurrent asset and is not amortized, but is subject to an annual review for impairment. The factors that contributed to the recognition of goodwill include the value of the acquired workforce, synergies that are specific to our business and not available to market participants, and early research in preclinical Factor D inhibitors, as well as the effects of the establishment of a deferred tax liability for the acquired IPR&D intangible assets, which has no tax basis.

We recorded a net deferred tax liability of $62.9, inclusive of measurement period adjustments recorded during the second quarter 2020. This amount was primarily comprised of $205.3 of deferred tax liabilities relating to the IPR&D acquired, offset by $142.4 of deferred tax assets related to net operating loss carryforwards (NOLs), income tax credits, and other temporary differences.

Achillion’s results of operations are included in the consolidated financial statements from the date of acquisition. For the year ended December 31, 2020 we recorded $66.8 of pre-tax operating losses exclusive of acquisition-related costs, $49.9 of changes in contingent consideration and $11.0 of impairment charges, associated with the operations of Achillion in our consolidated statements of operations. We also recorded acquisition-related costs in connection with the acquisition for the year ended December 31, 2020 as presented below. No revenues were recorded in the results of operations for the year ended December 31, 2020 as neither ALXN2040 nor ALXN2050 has been approved for commercial sale by any regulatory agency.

Portola Pharmaceuticals, Inc.

In May 2020, Alexion entered into a definitive merger agreement to acquire Portola Pharmaceuticals, Inc. (Portola), a commercial-stage biopharmaceutical company focused on life-threatening blood-related disorders. Portola’s commercialized medicine, ANDEXXA®, marketed as ONDEXXYA® in Europe, is the first and only approved Factor Xa inhibitor reversal agent, and has demonstrated transformative clinical value by rapidly reversing the anticoagulant effects of Factor Xa inhibitors rivaroxaban and apixaban in severe and uncontrolled bleeding. The acquisition provides the opportunity to grow Alexion’s commercial portfolio and is a strategic fit with our existing expertise in acute care, hematology and neurology.

Alexion completed the acquisition through a tender offer and subsequent merger of Portola which closed on July 2, 2020. Under the terms of the tender offer and merger agreement, Alexion purchased all outstanding common stock of Portola for $18.00 per share, or an aggregate of approximately $1,380.8, including the settlement of certain of Portola’s outstanding equity awards but excluding shares of Portola stock held by Alexion at closing. The acquisition was funded by cash on hand.

Prior to the acquisition of Portola, in March 2020 and April 2020, we purchased $14.5 and $3.6, respectively, of common stock of Portola, which we recorded at fair value. Upon the closing of the acquisition of Portola, the fair value of the equity investment of $47.8 was derecognized and included in the fair value of consideration transferred. For additional information on our Portola equity investment, refer to Note 7, Other Investments.

The aggregate fair value of equity compensation attributable to the post-combination service period was $11.1. This amount was excluded from the total consideration transferred and was recognized as a charge to acquisition-related costs in our consolidated statements of operations. These amounts were primarily associated with the accelerated vesting of stock options previously granted to Portola employees and were paid during the third quarter 2020.

We issued $41.5 of equity compensation replacement awards, of which the portion attributable to services performed prior to the acquisition date, or $7.2, was allocated to purchase consideration. The remaining fair value is attributable to future services and will be expensed as share-based compensation over the remaining service periods. Expense associated with the accelerated-vesting of the replacement awards in connection with employee terminations will be recognized as acquisition-related employee separation costs.

In connection with the acquisition, Alexion also paid $196.9 to settle certain debt held by Portola that was subject to preexisting change of control provisions.

The transaction was accounted for as a business combination. The following table summarizes the total consideration transferred to acquire Portola and the estimated fair value of the identified assets acquired and liabilities assumed at the acquisition date:

$’m

Consideration
Upfront payment to shareholders and equity holders	1,380.8
Upfront payment, fair value of equity compensation attributable to the post-combination service period	(11.1)
Upfront cash paid, net	1,369.7
Fair value of equity shares held by Alexion at closing	47.8
Fair value of replacement equity awards attributable to the pre-combination period	7.2
Total consideration to acquire outstanding equity, net	1,424.7
Total consideration to settle preexisting debt	196.9
Total consideration	1,621.6
Assets Acquired and Liabilities Assumed
Cash and cash equivalents	288.5
Marketable securities	17.8
Inventories, including noncurrent portion of $169.1 and validation batches of $60.9	362.5
Intangible assets	1,051.0
Goodwill	24.9
Deferred tax assets, net	116.6
Other assets	41.9
Accounts payable and accrued expenses	(75.6)
Long-term debt, including current portion of $7.7	(182.0)
Other liabilities	(24.0)
Total net assets acquired	1,621.6

Our accounting for this acquisition was finalized during the fourth quarter of 2020. Measurement period adjustments decreased goodwill by $0.6 during the fourth quarter of 2020 due to purchase price allocation increases to deferred tax assets, net. Measurement period adjustments were recorded as a result of studies completed during the fourth quarter of 2020 to determine the tax deductibility of certain acquisition-related costs and the valuation of historical net operating loss and income tax credit carryforwards.

We acquired $362.5 of ANDEXXA inventory, inclusive of $60.9 of validation batches manufactured under processes which are subject to regulatory approval and expected to be commercially saleable following approval. The estimated fair value of raw material inventory was valued at replacement cost, which is equal to the value a market participant would pay to acquire the inventory. The estimated fair value of work-in-process and finished goods inventory was based on the expected selling price of the inventory, adjusted for incremental costs to complete the manufacturing process, for direct selling efforts, and for a normal profit on the remaining manufacturing and selling costs. Additionally, as the inventory acquired, inclusive of validation batches, is expected to be realized over a period of approximately 3 years, the fair value of the inventory was determined using a discount rate of 17.5%, representing the rate of return that a market participant would expect for the inventory, which shares risk that is similar to the underlying intellectual property. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 fair value measurements. The acquired inventory, inclusive of the acquisition-date fair value step-up, will be expensed within cost of sales as the inventory is sold to customers. We classified the ANDEXXA inventory that is expected to be utilized beyond our normal operating cycle as a long-term asset. The fair value of the non- current portion of inventory, in addition to the validation batches, are classified within other assets in our consolidated balance sheet.

Intangible assets consist of purchased technology of $1,036.0 and IPR&D of $15.0. The purchased technology intangible asset relates to Portola’s lead product ANDEXXA. The estimated fair value was determined using the excess earnings valuation method, a variation of the income valuation approach. The excess earnings valuation method estimates the value of an intangible asset equal to the present value of the incremental after-tax cash flows attributable to that intangible asset. Some of the more significant assumptions utilized in our asset valuation included the estimated net cash flows for ANDEXXA, including net revenues, cost of sales, research and development and other operating expenses, the potential regulatory and commercial success rates associated with ANDEXXA’s current conditional approval status and planned extension into the urgent surgery setting, competitive trends impacting the assets, and tax rates. The fair value using the excess earnings valuation method was determined using a discount rate commensurate with the risks of ANDEXXA of 17.5%, which represents a rate of return that a market participant would expect for the asset. The acquired purchased technology intangible asset is being amortized over an estimated useful life of approximately 10 years. IPR&D relates to the Cerdulatinib development-stage asset. The estimated fair value of the IPR&D asset was determined using a relief from royalty (RFR) method, a variation of the income approach that is based on the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties on revenues earned through the use of the asset. The RFR method was modified to reflect the cash flow forecast of Portola’s pre-existing in-license of Cerdulatinib from Astellas Pharma, Inc. The acquired fair value of $15.0 represents an increase in the value of the asset relative to when it was initially in-licensed by Portola. Some of the more significant assumptions utilized in the IPR&D asset valuation included the estimated net revenue, royalty rate, and tax rates. The fair value using the RFR method was determined using an estimated discount rate commensurate with the risks of Cerdulatinib of 17.5%, which represents a rate of return that a market participant would expect for the asset. These fair value measurements were based on significant inputs not observable in the market and thus represent Level 3 fair value measurements.

In connection with the acquisition, we assumed royalty-based debt which requires repayment through tiered royalties on future net worldwide sales of ANDEXXA. Total potential royalty payments are capped at $290.6, of which $13.7 were paid by Portola prior to the acquisition. The fair value of the remaining $276.9 in royalty- based payments as of the date of acquisition was $182.0. The estimated fair value was measured using Level 3 inputs and was calculated using a real options method, which runs simulations using various estimates, including probability-weighted net sales of ANDEXXA and volatility. Using the simulation results, the fair value was calculated based on the expected probability-weighted risk-neutral royalties, discounted at our estimated cost of debt, ranging from 3.3% to 7.1%, commensurate with the cost of debt at each period in which the royalty-based payments are estimated to be made.

We recorded net deferred tax assets of $116.6, inclusive of measurement period adjustments recorded during the fourth quarter 2020. This amount was primarily comprised of $301.6, $41.8, $42.4 and $39.3 of deferred tax assets relating to net operating loss carryforwards (NOLs), income tax credits, royalty-based debt, and other temporary differences, respectively, offset by $245.1 and $63.4 of deferred tax liabilities relating to intangible assets acquired and inventory fair value adjustments, respectively.

The excess of purchase price over the fair value of the assets acquired and liabilities assumed represents the goodwill resulting from the acquisition. The goodwill, which is not tax-deductible, has been recorded as a noncurrent asset and is not amortized, but is subject to an annual review for impairment. The factors that contributed to the recognition of goodwill primarily include the value of the acquired workforce and the effects of the establishment of a deferred tax liability for the fair value step-up of acquired inventory and intangible assets which exceed the incremental book value of acquired deferred tax assets over their fair value.

Portola’s results of operations are included in the consolidated financial statements from the date of acquisition. For the year ended December 31, 2020, we recorded $78.8 of revenue primarily associated with ANDEXXA in our consolidated statements of operations. For the year ended December 31, 2020, we recorded $80.5 of pre-tax operating losses excluding acquisition-related costs and $51.8 of intangible asset amortization, associated with the operations of Portola in our consolidated statements of operations. We also recorded acquisition-related costs in connection with the acquisition during the year ended December 31, 2020 as presented below.

Pro forma financial information (unaudited)

The following unaudited pro forma information presents the combined results of Alexion, Achillion, and Portola as if the acquisitions of Achillion and Portola had been completed on January 1, 2019, with adjustments to give effect to pro forma events that are directly attributable to the acquisitions. The unaudited pro forma results do not reflect operating efficiencies or potential cost savings that may have resulted from the consolidation of operations. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations had we completed the transaction on January 1, 2019.

$’m	FY19 Actual	FY20 Actual
Pro forma revenue	5,107.70	6,118.30
Pro forma net income	1,813.60	519.90

The unaudited pro forma consolidated results for the years ended December 31, 2020 and 2019 primarily include the following pro forma adjustments related to non-recurring activity, net of tax:

•	Reclassification of Alexion, Achillion and Portola acquisition-related costs. Acquisition-related costs of $150.8 were excluded from net income for the year ended December 31, 2020. Expenses of $136.4 were included in net income for the year ended December 31, 2019.

•	Incremental amortization expense related to Portola purchased technology intangible assets for the year ended December 31, 2020 was $39.8 and for the year ended December 31, 2019 was $79.5.

•	Incremental cost of goods sold related to Portola inventory fair value step-up adjustments calculated based on the fair value of finished goods inventory for the year ended December 31, 2020 was $11.0 and for the year ended December 31, 2019 was $24.4.

Acquisition-Related Costs

Acquisition-related costs recorded within the consolidated statement of operations associated with our acquisitions of Achillion and Portola and our definitive merger agreement with AstraZeneca for the years ended December 31, 2020, 2019 and 2018 include the following:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Transaction costs (1)	—	—	9.9
Integration costs	—	—	13.0
Fair value of equity compensation attributable to the post-combination service period	—	—	36.8
Employee separation costs (2)	—	—	57.9
Total	—	—	117.6

(1)	Transaction costs primarily include legal fees related to the acquisition of Portola as well as costs incurred to effectuate the settlement of the Achillion outstanding options.

(2)	Employee separation costs include liabilities recognized, and subsequent changes in estimates recorded for, severance payments, one- time short-term retention awards agreed to in connection with the acquisition of Achillion and share-based compensation expense relating to awards accelerated in connection with terminations of Portola employees.

Acquisition-related costs attributable to the Achillion acquisition for the year ended December 31, 2020 were $38.1. Acquisition-related costs attributable to the Portola acquisition for the year ended December 31, 2020 were $77.5. Acquisition-related costs attributable to the Merger Agreement with AstraZeneca for the year ended December 31, 2020 were $2.0.

Asset Acquisitions

Wilson Therapeutics AB

On May 25, 2018, we completed the acquisition of Wilson Therapeutics AB (publ), a biopharmaceutical company based in Stockholm, Sweden (Wilson Therapeutics) that developed a novel therapy for patients with rare copper-mediated disorders, pursuant to a recommended public cash offer of SEK 232 for each share of stock of Wilson Therapeutics. As a result of the acquisition, we added WTX101 (ALXN1840), a highly innovative drug candidate that is currently in Phase III clinical trials for the treatment of patients with Wilson disease, to our clinical pipeline.

The acquisition of Wilson Therapeutics was accounted for as an asset acquisition, as substantially all of the fair value of the gross assets acquired was concentrated in a single asset, WTX101.

The following table summarizes the total consideration for the acquisition and the value of assets acquired and liabilities assumed:

$’m

Consideration
Cash paid for acquisition of Wilson Therapeutics outstanding shares	749.30
Transaction costs	15.10
Total consideration	764.40
Assets Acquired and Liabilities Assumed
Cash	45.10
In-process research & development	803.70
Employee related liabilities	(71.4)
Other assets and liabilities	(13.0)
Total net assets acquired	764.40

The acquired in-process research and development asset relates to WTX101. Due to the stage of development of this asset at the date of acquisition, significant risk remained, and it was not yet probable that there was future economic benefit from this asset. Absent successful clinical results and regulatory approval for the asset, there was no alternative future use associated with WTX101. Accordingly, the value of this asset was expensed during the second quarter of 2018.

Employee related liabilities include the value of outstanding employee equity incentive awards that were accelerated in connection with the Wilson Therapeutics acquisition that have been settled in cash. Also included in this amount were employer tax obligations associated with the employee equity incentive awards.

In connection with rights to WTX101 that were previously acquired by Wilson Therapeutics from third parties, we could be required to pay up to approximately $19.0 if certain development, regulatory and commercial milestones are met over time, as well as royalties on commercial sales.

Syntimmune, Inc.

In September 2018, we entered into a definitive agreement to acquire Syntimmune, Inc. (Syntimmune), a clinical-stage biotechnology company developing an antibody therapy targeting the FcRn. Syntimmune’s lead candidate, SYNT001 (ALXN1830), is a monoclonal antibody that is designed to inhibit the interaction of FcRn with Immunoglobulin G (IgG) and IgG immune complexes, that is being studied for the treatment of IgG- mediated autoimmune diseases. The acquisition of Syntimmune closed in November 2018. Under the terms of the acquisition agreement, Alexion acquired Syntimmune for an upfront cash payment of $400.0, with the potential for additional milestone- dependent payments of up to $800.0, for a total potential value of up to $1,200.0.

The acquisition of Syntimmune was accounted for as an asset acquisition, as substantially all of the fair value of the gross assets acquired was concentrated in a single in-process research and development asset, SYNT001.

In connection with the agreement of the final working capital adjustment for the Syntimmune acquisition, we recognized a benefit of $4.1 associated with previously acquired in-process research and development in the second quarter 2019.

The following table summarizes the total consideration for the acquisition and the value of the assets acquired and liabilities assumed:

$’m

Consideration
Upfront payment for acquisition of Syntimmune outstanding shares	400.0
Cash acquired	4.2
Working capital adjustment	2.3
Transaction costs	0.9
Total consideration	407.4
Assets Acquired and Liabilities Assumed
Cash	4.2
In-process research & development	375.2
Deferred tax assets	25.1
Other assets and liabilities	2.9
Total net assets acquired	407.4

The acquired in-process research and development asset relates to SYNT001. Due to the stage of development of this asset at the date of acquisition, significant risk remained, and it was not yet probable that there was future economic benefit from this asset. Absent successful clinical results and regulatory approval for the asset, there was no alternative future use associated with SYNT001. Accordingly, the value of this asset was expensed during the fourth quarter of 2018.

3.       Property, Plant and Equipment, Net

A summary of property, plant and equipment is as follows:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Land	9.6	9.6	9.6
Buildings and improvements	520.1	208.7	216.7
Machinery and laboratory equipment	161.7	126.0	134.1
Computer hardware and software	144.8	155.1	171.9
Furniture and office equipment	27.5	23.4	24.9
Construction-in-progress	827.1	734.2	828.7
Financing lease right of use assets	—	127.2	127.2
Total Cost of Assets	1,690.8	1,384.2	1,513.1
Less: accumulated depreciation and amortization	(219.3)	(220.9)	(274.3)
Net Book Value	1,471.5	1,163.3	1,238.8

Depreciation and amortization of property, plant and equipment was $56.3, $56.8 and $77.9 recorded within our consolidated statement of operations for the years ended December 31, 2020, 2019 and 2018, respectively. Included within this amount for the year ended December 31, 2018 were charges related to the 2017 restructuring activities. Refer to Note 17, Restructuring and Related Expenses for additional information.

As of December 31, 2020, 2019 and 2018, computer software costs included in property, plant and equipment were $53.1, $53.4 and $50.3 respectively. Depreciation and amortization expense for capitalized computer software costs was $16.4, $15.3 and $17.4 for the years ended December 31, 2020, 2019 and 2018, respectively.

4.       Intangible Assets and Goodwill

The following table summarizes the carrying amount of our intangible assets and goodwill, net of amortization:

		December 31, 2018			December 31, 2019			December 31, 2020
		Accumulated			Accumulated			Accumulated
$’m	Estimated Life (years)	Cost Actual	Amortization Actual	Net Actual	Cost Actual	Amortization Actual	Net Actual	Cost Actual	Amortization Actual		Net Actual
Licensing Rights	3–8	39.0	(29.3)	9.7	57.0	(34.7)	22.3	57.0	(38.5)		18.5
Patents	7.0	10.5	(10.5)	—	10.5	(10.5)	—	10.5	(10.5)		—
Purchased technology	6–16	4,710.5	(1,079.1)	3,631.4	4,710.5	(1,388.7)	3,321.8	5,746.5	(3,684.7	)(a)	2,061.8
Other Intangibles	5.0	0.4	(0.2)	0.2	0.4	(0.2)	0.2	0.4	(0.3)		0.1
Acquired IPR&D	Indefinite	—	—	—	—	—	—	922.0	—		922.0
Total		4,760.4	(1,119.1)	3,641.3	4,778.4	(1,434.1)	3,344.3	6,736.4	(3,734.0)		3,002.4
Goodwill	Indefinite	5,040.3	(2.9)	5,037.4	5,040.3	(2.9)	5,037.4	5,103.0	(2.9)		5,100.1

(a)     Includes an impairment charge of $2,042.3 recognized during the second quarter related to the KANUMA intangible asset.

In connection with our acquisition of Achillion during the first quarter 2020, we acquired IPR&D programs with a fair value of $918.0 and recorded goodwill of $37.8. For additional information on our acquisition of Achillion, refer to Note 2, Acquisitions. In the second quarter 2020, we recognized an impairment charge of $11.0 to write off the cost basis of our ACHN-4471 (ALXN2040) acquired in-process research and development asset due to clinical results received during the quarter.

In connection with our acquisition of Portola during the third quarter 2020, we acquired purchased technology and IPR&D programs with a fair value of $1,036.0 and $15.0, respectively and recorded goodwill of $24.9. For additional information on our acquisition of Portola, refer to Note 2, Acquisitions.

During the year ended December 31, 2019 we capitalized $18.0 related to regulatory approval and commercial milestones related to in- licensing arrangements.

Amortization expense was $321.1, $315.0 and $257.6 for the years ended December 31, 2018, 2019 and 2020, respectively. Assuming no changes in the gross cost basis of intangible assets, the total estimated amortization expense for finite-lived intangible assets is approximately $216.0 for each of the years ending December 31, 2021 through December 31, 2025.

During the quarter ended June 30, 2020, based on continued challenges expanding patient growth and new alternative commercial opportunities, we revised our strategic view of KANUMA and determined that we have exhausted commercially viable initiatives related to KANUMA and will have difficulty expanding patient growth over the long term as we focus on promoting other commercial programs and growing our pipeline. As a result, we no longer expect to increase the number of KANUMA patients in the long term at the rate previously assumed. This determination resulted in reduced cash flow projections for KANUMA, which indicated that the related intangible asset value was not fully recoverable on an undiscounted cash flows basis. As of June 30, 2020, we utilized market participant assumptions to determine its best estimate of the fair value of the intangible asset related to KANUMA that, when compared with its related carrying value, resulted in an impairment charge of $2,042.3.

The estimated fair value of the KANUMA asset as of June 30, 2020 was determined using the excess earnings method, a variation of the income approach. The excess earnings method estimates the value of an intangible asset equal to the present value of the incremental after-tax cash flows attributable to that intangible asset over its remaining economic life. Long term cash flow projections for the asset require the use of significant estimates and judgements, including forecasted revenue growth rates, forecasted cost of goods sold and the discount rate, and were based on our most recent strategic plan. The fair value of the asset was determined using an estimated weighted average cost of capital of 10.0%, which reflects the risks inherent in future cash flow projections and represents a rate of return that a market participant would expect for this asset. The estimated revenue growth rates fluctuate over the life of the asset, with a weighted average growth rate in the low single digits. We believe our assumptions are consistent with the plans and estimates that a market participant would use to manage the business. The estimated fair value of the KANUMA intangible asset as of June 30, 2020 was $820.0 and will continue to be amortized over its remaining estimated useful life. This fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 fair value measurement. The carrying value of the KANUMA intangible asset as of December 31, 2020 was $782.7.

The following summarizes the changes in the carrying amount of goodwill:

$’m	FY20 Actuals
Balance as of December 31, 2019	5,037.4
Goodwill resulting from the acquisitions of Achillion and Portola	62.7
Balance as of December 31, 2020	5,100.1

5.       Marketable Securities

The proceeds from maturities and sales of available-for-sale debt securities and resulting realized gains and losses are summarized below. In the second quarter of 2020, we liquidated all of our available-for-sale debt securities to fund the acquisition of Portola. Additionally, we liquidated all available-for-sale debt securities acquired in connection with the Portola acquisition.

$’m	FY18	FY19	FY20
Proceeds from maturities and sales (1)	10,196.8	2,832.8	1,042.5
Realized gains	1.1	—	—
Realized losses	0.4	—	—

(1)	Proceeds from maturities and sales of available-for-sale debt securities include securities previously classified as cash and cash equivalents and marketable securities in the consolidated balance sheet.

We utilize the specific identification method in computing realized gains and losses.

The fair values of available-for-sale debt securities by classification in the consolidated balance sheet were as follows:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Cash and cash equivalents	43.8	328.1	—
Marketable securities	181.8	40.9	—
Total	225.6	369.0	—

As a result of our liquidation of all available-for-sale debt securities during the second quarter 2020, we have no remaining available-for-sale debt securities as of December 31, 2020. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale debt securities by type of security as of December 31, 2019 were as follows:

	FY19
$’m	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Commercial paper	246.9	—	—	246.9
Corporate bonds	24.3	—	—	24.3
Other government related obligations:
U.S.	70.4	—	—	70.4
Bank certificates of deposit	27.4	—	—	27.4
Total available-for-sale debt securities	369.0	0.0	0.0	369.0

The aggregate fair value of available-for-sale debt securities in an unrealized loss position as of December 31, 2019 was $21.5. We did not have any investments in a continuous unrealized loss position for more than twelve months as of December 31, 2019.

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available- for-sale debt securities by type of security as of December 31, 2018 were as follows:

	FY18
$’m	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Commercial paper	52.1	—	—	52.1
Corporate bonds	122.9	—	(0.1)	122.8
Other government related obligations:
U.S.	17.5	—	—	17.5
Bank certificates of deposit	33.2	—	—	33.2
Total available-for-sale debt securities	225.7	0.0	(0.1)	225.6

The aggregate fair value of available-for-sale debt securities in an unrealized loss position as of December 31, 2018 was $128.87. We did not have any investments in a continuous unrealized loss position for more than twelve months as of December 31, 2018.

We sponsor a nonqualified deferred compensation plan which allows certain highly compensated employees to make voluntary deferrals of up to 80% of their base salary and incentive bonuses. The plan is designed to work in conjunction with the 401(k) plan and provides for a total combined employer match of up to 6% of an employee’s eligible earnings, up to the IRS annual 401(k) contribution limitations. Participants in the plan earn a return on their deferrals based on several investment options, which mirror returns on underlying mutual fund investments. We choose to invest in the underlying mutual fund investments to offset the liability associated with our nonqualified deferred compensation plan. These mutual fund investments are valued at net asset value per share and are carried at fair value with gains and losses included in investment income. The changes in the underlying liability to the employee are recorded in operating expenses. As of December 31, 2020, and December 31, 2019, the fair value of these investments was $34.9 and $23.1, respectively. Employer matching contributions under the plan for the years ended December 31, 2020, 2019 and 2018 were not material.

6.       Derivative Instruments and Hedging Activities

We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign currency exchange rates. The exposures result from portions of our revenues, as well as the related receivables, and expenses that are denominated in currencies other than the U.S. dollar, primarily the Euro and Japanese Yen. We are also exposed to fluctuations in interest rates on outstanding borrowings under our revolving credit facility, if any, and term loan facility. We manage these exposures within specified guidelines through the use of derivatives. All of our derivative instruments are utilized for risk management purposes, and we do not use derivatives for speculative trading purposes.

We enter into foreign exchange forward contracts to hedge exposures resulting from portions of our forecasted revenues, including intercompany revenues, and certain forecasted expenses that are denominated in currencies other than the U.S. dollar. Revenue and expense related foreign exchange forward contracts in effect as of December 31, 2020 had durations of up to 23 months and 60 months, respectively. The purpose of these hedges is to reduce the volatility of exchange rate fluctuations on our operating results. These hedges are designated as cash flow hedges upon contract inception. As of December 31, 2020, we had open revenue related foreign exchange forward contracts with notional amounts totaling $1,174.7 that qualified for hedge accounting with current contract maturities through June 2022. As of December 31, 2020, we had open expense related foreign exchange forward contracts with notional amounts totaling $8.7 that qualified for hedge accounting with contract maturities through September 2022.

To achieve a desired mix of floating and fixed interest rates on our term loan, we enter into interest rate swap agreements that qualify for and are designated as cash flow hedges. These contracts convert the floating interest rate on a portion of our debt to a fixed rate, plus a borrowing spread.

The following table summarizes the total interest rate swap contracts executed as of December 31, 2020:

	Notional	Effective	Termination	Fixed Interest
Type of Interest Rate Swap	Amount	Date	Date	Rate or Rate Range
Floating to Fixed	$450.00	December 2018	December 2022	2.60%–2.79%
Floating to Fixed	$1,300.00	December 2019	December 2022	2.37%–2.83%

The amount of gains and (losses) recognized in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020 from foreign exchange and interest rate swap contracts that qualified as cash flow hedges were as follows:

Financial Statement Line Item in which the Effects of Cash Flow Hedges are Recorded

	FY18		FY19		FY20
$’m	Net Product Sales	Interest Expense	Net Product Sales	Interest Expense	Net Product Sales	Interest Expense
Total amount presented in the consolidated statements of operations	4,130.1	(98.2)	4,990.0	(77.8)	6,069.1	(104.7)
Impact of cash flow hedging relationships:
Foreign exchange forward contracts	(1.8)	—	36.8	—	4.7	—
Interest rate swap contracts	—	13.6	—	13.3	—	(37.5)

The impact on accumulated other comprehensive income (AOCI) and earnings from foreign exchange and interest rate swap contracts that qualified as cash flow hedges, for the years ended December 31, 2018, 2019, and 2020 were as follows:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Foreign Exchange Forward Contracts:
(Loss) gain recognized in AOCI, net of tax	37.7	27.9	(36.4)
Gain (loss) reclassified from AOCI to net product sales, net of tax	(1.4)	28.4	3.6
Interest Rate Swap Contracts:
Loss recognized in AOCI, net of tax	(4.8)	(39.0)	(52.3)
(Loss) gain reclassified from AOCI to interest expense, net of tax	10.8	10.2	(29.1)

Assuming no change in foreign exchange rates from market rates at December 31, 2020, $44.2 of losses recognized in AOCI will be reclassified to revenue over the next 12 months. Assuming no change in LIBOR- based interest rates from market rates at December 31, 2020, $45.9 of losses recognized in AOCI will be reclassified to interest expense over the next 12 months. Amounts recognized in AOCI for expense related foreign exchange forward contracts were immaterial as of December 31, 2020.

We enter into foreign exchange forward contracts designed to limit the balance sheet exposure of monetary assets and liabilities. We enter into these hedges to reduce the impact of fluctuating exchange rates on our operating results. Balance sheet hedges related foreign exchange forward contracts in effect as of December 31, 2020 had durations of up to 6 months. Hedge accounting is not applied to these derivative instruments as gains and losses on these hedge transactions are designed to offset gains and losses on underlying balance sheet exposures. As of December 31, 2020, the notional amount of foreign exchange contracts where hedge accounting is not applied was $2,070.1.

We recognized a (loss) gain of $23.0, $(0.4) and $(3.6), in other income and (expense) for the years ended December 31, 2018, 2019 and 2020, respectively, associated with the foreign exchange contracts not designated as hedging instruments. These amounts were partially offset by gains or losses on monetary assets and liabilities.

The following tables summarize the fair value of outstanding derivatives as of December 31, 2020, 2019 and 2018:

	FY20
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value ($’m)	Balance Sheet Location	Fair Value ($’m)
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	—	Other current liabilities	44.30
Foreign exchange forward contracts	Other assets		Other liabilities	1.20
Interest rate contracts	Prepaid expenses and other current assets		Other current liabilities	45.90
Interest rate contracts	Other assets		Other liabilities	45.40
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	26.1	Other current liabilities	35.80
Total fair value of derivative instruments		26.1		172.60

	FY19
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value ($’m)	Balance Sheet Location	Fair Value ($’m)
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	12.7	Other current liabilities	6.2
Foreign exchange forward contracts	Other assets	0.6	Other liabilities	1.1
Interest rate contracts	Prepaid expenses and other current assets		Other current liabilities	19.5
Interest rate contracts	Other assets		Other liabilities	41.9
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	17.2	Other current liabilities	20.4
Total fair value of derivative instruments		30.5		89.1

	FY18
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value ($’m)	Balance Sheet Location	Fair Value ($’m)
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	16.9	Other current liabilities	7.30
Foreign exchange forward contracts	Other assets	0.3	Other liabilities	3.10
Interest rate contracts	Prepaid expenses and other current assets	20.1	Other current liabilities	0.80
Interest rate contracts	Other assets	—	Other liabilities	17.30
Derivatives not designated as hedging instruments:	Foreign exchange forward contracts Prepaid expenses and other current assets	23.6	Other current liabilities	11.50
Total fair value of derivative instruments		60.9		40.00

Although we do not offset derivative assets and liabilities within our consolidated balance sheets, our International Swap and Derivatives Association agreements provide for net settlement of transactions that are due to or from the same counterparty upon early termination of the agreement due to an event of default or other termination event. The following tables summarize the potential effect on our consolidated balance sheets of offsetting our foreign exchange forward contracts and interest rate contracts subject to such provisions:

	FY20
				Gross Amounts not offset in Consolidated Balance Sheet
Description	Gross Amounts of Recognized Assets/Liab.	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets/Liabilities Presented in the Consolidated Balance Sheet	Derivative Financial Instruments	Cash Collateral Received (Pledged)	Net Amount
Derivative assets	26.1	—	26.1	(26.1)	—	—
Derivative liabilities	(172.6)	—	(172.6)	26.1	—	—

	FY19
				Gross Amounts not offset in Consolidated Balance Sheet
Description	Gross Amounts of Recognized Assets/Liab.	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets/Liabilities Presented in the Consolidated Balance Sheet	Derivative Financial Instruments	Cash Collateral Received (Pledged)	Net Amount
Derivative assets	30.5	—	30.5	(21.4)	—	9.1
Derivative liabilities	(89.1)	—	(89.1)	21.4	—	(67.7)

	FY18
				Gross Amounts not offset in Consolidated Balance Sheet
Description	Gross Amounts of Recognized Assets/Liab.	Gross Amounts Offset in the Consolidated Balance Sheet	Net Amounts of Assets/Liabilities Presented in the Consolidated Balance Sheet	Derivative Financial Instruments	Cash Collateral Received (Pledged)	Net Amount
Derivative assets	60.9	—	60.9	(30.2)	—	30.7
Derivative liabilities	(40.0)	—	(40.0)	30.2	—	(9.8)

7.       Other Investments

Other investments include strategic investments in equity securities of certain biotechnology companies which we acquired in connection with strategic business development transactions, including license and option agreements. These investments are included in other assets in our consolidated balance sheets.

Moderna

During 2014, we purchased $37.5 of preferred stock of Moderna Therapeutics, Inc. (Moderna), a privately held biotechnology company, which was recorded at cost. During the first quarter 2018, Moderna announced the completion of a new round of financing. We considered this transaction and the rights of the new shares issued in the new round, compared to the rights of the preferred equity that we held, and concluded that Moderna’s new round of financing represented an observable price change in an orderly transaction for a similar investment. We further concluded, based on the respective rights of the stock and consideration of potential liquidity events, that the value of our preferred stock was equivalent to the value of the newly issued preferred stock. As a result, we recognized an unrealized gain of $100.8 in investment income during the first quarter 2018 to adjust our equity investment in Moderna to fair value as of the date of the observable price change, based on the per share price in Moderna’s new round of financing.

On December 6, 2018, Moderna completed its initial public offering (IPO) and shares of Moderna began trading on the Nasdaq Global Select Market under the symbol “MRNA.” As part of the IPO, our preferred stock was converted into Moderna common stock and subject to a one year lock-up period. As our equity investment in Moderna common stock now had a readily determinable fair value, we began to record the investment at fair value, with the effects of the holding period restriction estimated using an option pricing valuation model. During the fourth quarter 2018, we recognized an unrealized loss of $56.4 in investment income to adjust our investment in Moderna to fair value as of December 31, 2018.

On December 9, 2019, we sold our investment in Moderna. We received $114.7 in net proceeds, resulting in a realized gain of $77.2 on our initial investment. During the year ended December 31, 2019, we recognized a gain of $32.8 in investment income.

Dicerna

In October 2018, we purchased $10.3 of Dicerna Pharmaceuticals Inc. (Dicerna) common stock in connection with an agreement that we entered into with Dicerna, a publicly-traded biopharmaceutical company. As our equity investment in Dicerna common stock has a readily determinable fair value, we are recording the investment at fair value. During the year ended December 31, 2020, there was no unrealized gain or loss recognized in investment income as the fair value of the common stock as of December 31, 2020 was consistent with the fair value as of December 31, 2019. During the years ended December 31, 2019 and 2018, we recognized an unrealized gain of $9.5 and an unrealized loss of $1.4, respectively, in investment income to adjust our equity investment in Dicerna to fair value.

The fair value of this investment was $18.4 as of December 31, 2020 and 2019.

Caelum

In January 2019, we purchased $41.0 of preferred stock of Caelum Biosciences (Caelum), a privately-held biotechnology company, and a $16.1 option to acquire the remaining equity in Caelum, based on Phase II data, in connection with an agreement that we entered into with Caelum. Following discussions with the FDA, Caelum changed its clinical development plan for CAEL-101 in the fourth quarter 2019. In December 2019, we amended the terms of the agreement with respect to the option to acquire the remaining equity in Caelum based on data from the modified Phase II/III trials. We accounted for the amendment as an exchange transaction as the terms of the modified option were determined to be substantially different than the terms of the original option. In conjunction with this amendment, we recognized a gain of $32.0 during the fourth quarter 2019 in other income and (expense), which reflects an increase in the fair value of the option, less $20.0 in incremental upfront funding which we accrued as of December 31, 2019 and paid during the first quarter 2020, and $4.1 associated with the change in the fair value of contingent payments which we also modified as part of the amendment. Refer to Note 11, Commitments and Contingencies, for additional information on the agreement. As our equity investment in Caelum and the option to acquire the remaining equity in Caelum does not have a readily determinable fair value, we only adjust the carrying value of the assets for impairment and any subsequent changes resulting from an observable price change in an orderly transaction for identical or similar equity securities of the same issuer.

There were no observable price changes associated with these assets during the year ended December 31, 2020 and 2019. A Phase II trial for CAEL-101 commenced during the first quarter of 2020 and met its primary objectives, supporting the safety and tolerability of CAEL- 101 and confirmed the dose and regimen to be adopted for the Phase III studies. In September 2020, Alexion and Caelum announced the initiation of the Cardiac Amyloid Reaching for Extended Survival (CARES) program. This includes two parallel Phase III trials to evaluate the survival benefits of CAEL-101. In December 2020, in connection with entering into the Merger Agreement with AstraZeneca (refer to Note 1, Business Overview and Summary of Significant Accounting Policies), we determined that the fair value of our option to acquire the remaining equity of Caelum decreased as a result of a change to the expected option exercise date. This resulted in a $49.0 impairment charge which we recorded to investment income, net. The carrying value of the preferred stock was unaffected.

As of December 31, 2020, the carrying value of the investment and option, respectively, was $41.0 and $15.0. As of December 31, 2019, the carrying value of the investment and option, respectively, was $41.0 and $64.0.

Zealand

In March 2019, we purchased $13.8 (Kr. 90.9) of Zealand Pharma A/S (Zealand) common stock in connection with an agreement that we entered into with Zealand, a publicly traded biopharmaceutical company based in Copenhagen, Denmark. Refer to Note 11, Commitments and Contingencies for additional information on the agreement. As our equity investment in Zealand common stock has a readily determinable fair value, we are recording the investment at fair value. During the years ended December 31, 2020 and 2019, we recognized an unrealized loss of $1.9 and an unrealized gain of $14.7, respectively, in investment income to adjust our equity investment in Zealand to fair value.

The fair value of this investment was $29.1 and $28.5 as of December 31, 2020 and 2019, respectively.

Eidos

In September 2019, we purchased $19.9 of Eidos Therapeutics, Inc. (Eidos) common stock, in connection with an agreement that we entered into with Eidos, a publicly-traded biopharmaceutical company and subsidiary of BridgeBio Pharma, Inc. Refer to Note 11, Commitments and Contingencies, for additional information on the agreement. As our equity investment in Eidos common stock has a readily determinable fair value, we are recording the investment at fair value. During the years ended December 31, 2020 and 2019, we recognized an unrealized gain of $45.4 and $7.9, respectively, in investment income to adjust our equity investment in Eidos to fair value.

The fair value of this investment was $73.2 and $27.8 as of December 31, 2020 and 2019, respectively.

Stealth

In October 2019, we purchased $9.6 of Stealth BioTherapeutics Corp. (Stealth) common stock, in connection with an agreement that we entered into with Stealth, a publicly traded clinical-stage biotechnology company. As our equity investment in Stealth common stock has a readily determinable fair value, we are recording the investment at fair value. During the years ended December 31, 2020 and 2019, we recognized an unrealized loss of $2.4 and $5.2, respectively, in investment income to adjust our equity investment in Stealth to fair value.

The fair value of this investment was $2.0 and $4.4 as of December 31, 2020 and 2019, respectively.

Portola

In March 2020 and April 2020, we purchased $14.5 and $3.6, respectively, of common stock of Portola Pharmaceuticals, Inc., a publicly traded commercial-stage biological company which we acquired on July 2, 2020. As our equity investment in Portola common stock had a readily determinable fair value, we recorded the investment at fair value. Upon the closing of the acquisition of Portola on July 2, 2020, the fair value of the equity investment of $47.8 was derecognized and included in the fair value of consideration transferred, resulting in a realized gain of $29.7 in investment income on our initial investment. Refer to Note 2, Acquisitions, for additional information.

Inozyme

On July 17, 2020, we sold certain intellectual property rights and assets focusing on ENPP1 gene deficiencies to Inozyme Pharma (Inozyme), a publicly traded biopharmaceutical company, in exchange for $14.8 of Inozyme Pharma common stock, which was initially recorded at its IPO offering price, net of the effects of a nine month holding period restriction. We recognized the $14.8 of consideration received as a gain within gain on sale of asset in our consolidated statement of operations. As our equity investment in Inozyme common stock has a readily determinable fair value, we are recording the investment at fair value, with the effects of a nine month holding period restriction estimated using an option pricing valuation model. During the year ended December 31, 2020, we recognized an unrealized gain of $5.7 in investment income to adjust our equity investment in Inozyme to fair value.

The fair value of this investment was $20.5 as of December 31, 2020.

8.       Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

$’m	FY18 Actual	FY19 Actual	FY20 Actual
Accounts payable	74.4	74.0	118.6
Royalties	27.0	20.1	27.6
Payroll and employee benefits	170.4	187.5	242.3
Taxes payable	24.4	103.9	150.9
Rebates payable	122.8	250.1	333.3
Clinical	58.6	67.3	97.0
Manufacturing	72.0	72.8	58.2
Accrued severance and restructuring costs	4.2	12.8	31.7
Other	144.4	178.2	143.7
Total	698.2	966.7	1,203.3

9.       Debt

Credit Agreement

On June 7, 2018, we entered into an Amended and Restated Credit Agreement (the Credit Agreement), with Bank of America, N.A. as Administrative Agent. The Credit Agreement amended and restated our credit agreement dated as of June 22, 2015 (the Prior Credit Agreement).

The Credit Agreement provides for a $1,000.0 revolving credit facility and a $2,612.5 term loan facility. The revolving credit facility and the term loan facility mature on June 7, 2023. Beginning with the quarter ended June 30, 2019, we are required to make payments of 5.0% of the original principal amount of the term loan facility annually, payable in equal quarterly installments.

Loans under the Credit Agreement bear interest, at our option, at either a base rate or a Eurodollar rate, in each case plus an applicable margin. Under the Credit Agreement, the applicable margins on base rate loans range from 0.25% to 1.00% and the applicable margins on Eurodollar loans range from 1.25% to 2.00%, in each case based on our consolidated net leverage ratio (as calculated in accordance with the Credit Agreement). As of December 31, 2020, the interest rate on our outstanding loans under the Credit Agreement was 1.4%. Our obligations under the Credit Agreement are guaranteed by certain of Alexion Pharmaceuticals, Inc.’s foreign and domestic subsidiaries and secured by liens on certain of our subsidiaries’ equity interests, subject to certain exceptions. Under the terms of the Credit Agreement, we must maintain a ratio of total net debt to EBITDA of 3.50 to 1.00 (subject to certain limited adjustments) and EBITDA to cash interest expense ratio of at least 3.50 to 1.00, in each case as calculated in accordance with the Credit Agreement. We were in compliance with all applicable covenants under the Credit Agreement as of December 31, 2020.

The Credit Agreement contains certain representations and warranties, affirmative and negative covenants and events of default. The negative covenants in the Credit Agreement restrict Alexion’s and its subsidiaries’ ability, subject to certain baskets and exceptions, to (among other things) incur liens or indebtedness, make investments, enter into mergers and other fundamental changes, make dispositions or pay dividends. The restriction on dividend payments includes an exception that permits us to pay dividends and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect thereto, we have a consolidated net leverage ratio, as defined in the Credit Agreement, within predefined ranges, subject to certain increases following designated material acquisitions.

In connection with entering into the Credit Agreement and the Prior Credit Agreement, we paid an aggregate of $53.1 in financing costs in 2018. Financing costs are amortized as interest expense over the life of the debt. Amortization expense associated with deferred financing costs for the years ended December 31, 2020, 2019, and 2018 was $4.7, $5.0 and $8.0, respectively. Remaining unamortized deferred financing costs as of December 31, 2020 and 2019 were $11.1 and $15.8, respectively.

We made principal payments of $130.6 on the term loan during 2020 and as of December 31, 2020, we had $2,383.9 outstanding on the term loan. We made principal payments of $98.0 on the term loan during 2019 and as of December 31, 2019, we had $2,514.5 outstanding on the term loan. We had no outstanding borrowings under the revolving credit facility during the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, we had open letters of credit of $1.0 that offset our availability in the revolving facility.

The amount outstanding under the term loan of $2,383.9 as of December 31, 2020 is subject to variable interest rates, which are based on current market rates, and as such, the Company believes the carrying amount of the obligation approximates fair value.

In connection with the planned merger with AstraZeneca, we evaluated the terms of the Credit Agreement and determined that the agreement could require acceleration of payments upon a change of control.

Royalty-based Financing

In connection with our acquisition of Portola during the third quarter 2020, we assumed royalty-based debt relating to a royalty sales agreement Portola had entered into with HealthCare Royalty Partners (HCR) whereby HCR acquired a tiered royalty interest in future worldwide net sales of ANDEXXA. Portola received $50.0 upon closing of the agreement in February 2017 and an additional $100.0 following the U.S. regulatory approval of ANDEXXA in May 2018. Tiered royalties ranging from 4.2% to 8.5% are required to be paid to HCR based on net worldwide sales of ANDEXXA. The applicable rate decreases as worldwide net annual sales levels increase above defined thresholds. Total potential royalty payments are capped at 195.0% of the funding received less certain transaction expenses, or $290.6. As of the date of acquisition, the remaining due to HCR was $276.9 in royalty-based payments.

We recorded the HCR debt at its fair value of $182.0 upon closing of the acquisition, representing an initial debt discount of $94.9. We have also recognized a deferred tax asset of $42.4 related to the royalty-based debt as of the acquisition date. For additional information on our acquisition of Portola, refer to Note 2, Acquisitions. Interest expense is recognized using the effective interest rate method over the estimated period the related debt will be paid. This requires estimation of the timing and amount of future royalty payments to be generated from future sales of ANDEXXA. We reassess the expected royalty payments each reporting period and account for any changes through an adjustment to the effective interest rate on a prospective basis. The assumptions used in determining the expected repayment term of the debt require that we make estimates that could impact the short and long term classification of the debt carrying values.

Each period, we amortize the initial debt discount using the effective interest rate implied from the projected timing of royalty payments to HCR. The effective interest rate for the HCR royalty-based debt as of December 31, 2020 was 11.5%. During the year ended December 31, 2020, we recognized interest expense associated with the amortization of the debt discount of $10.0. We made royalty-based debt payments of $5.0 during 2020.

As of December 31, 2020, the carrying value of the royalty-based debt includes approximately $3.0 of royalty payments on fourth quarter sales of ANDEXXA which will be paid during the first quarter 2021.

As of December 31, 2020, the carrying value of the HCR royalty-based debt was $187.0, of which $15.5 was recorded within current portion of long-term debt and $171.5 was recorded within long-term debt, less current portion on our consolidated balance sheet. Our payment obligations for HCR royalty-based debt are as follows:

$’m	FY20 Actuals
Total repayment obligation as of the acquisition date	276.9
Less: interest to be accreted in future periods	(84.9)
Less: payments made	(5.0)
Carrying value as of December 31, 2020	187.0

The carrying value of the royalty-based debt as of December 31, 2020 approximates fair value.

Contractual Maturities

The contractual maturities of our Credit Agreement and estimated royalty-based debt obligations due subsequent to December 31, 2020 are as follows:

Year	$’m

2021	146.1
2022	158.4
2023	2,167.7
2024	63.6
2025	76.5
Thereafter	43.5

10.       Leases

The following table summarizes our lease assets and liabilities as of December 31, 2020:

ROU Assets and Liabilities ($’m)	Balance Sheet Location	Financing	Operating

ROU—Asset	Right of use operating assets	—	223.1
ROU—Asset	Property, plant, and equipment	105.4	—
Lease liabilities (current)	Other current liabilities	5.6	28.1
Lease liabilities (noncurrent)	Noncurrent operating lease liabilities	—	177.1
Lease liabilities (noncurrent)	Other liabilities	67.3	—

The following table summarizes our lease assets and liabilities as of December 31, 2019:

ROU Assets and Liabilities ($’m)	Balance Sheet Location	Financing	Operating

ROU—Asset	Right of use operating assets	—	204.0
ROU—Asset	Property, plant, and equipment	116.3	—
Lease liabilities (current)	Other current liabilities	5.2	18.8
Lease liabilities (noncurrent)	Noncurrent operating lease liabilities	—	164.1
Lease liabilities (noncurrent)	Other liabilities	72.9	—

The following table summarizes our lease related costs for the years ended December 31, 2020 and 2019:

Lease Cost ($’m):

	Statement of Operations Location	December 31, 2019	December 31, 2020

Financing Lease Cost		14.80	14.50
Amortization of ROU Assets	Operating Expenses	10.90	10.90
Interest on Lease Liabilities	Interest Expense	3.90	3.60
Operating Lease Cost	Operating Expenses	34.30	38.10
Variable Lease Cost	Operating Expenses	11.80	8.70
Total Lease Cost		60.90	61.30

Amounts above include $11.9 and $15.6, of lease costs associated with our CMO embedded lease arrangement for the years ended December 31, 2020 and 2019, respectively, which have been capitalized as part of the cost of product being manufactured at the site.

The following table summarizes supplemental cash flow information for the years ended December 31, 2020 and 2019:

Other Information

	Years ended
$’m	December 31, 2019	December 31, 2020
Cash Paid for Amounts Included in Measurement of Liabilities	32.3	39.4
Operating Cash Flows from Financing Leases	3.9	3.6
Operating Cash Flows from Operating Leases	23.5	30.7
Financing Cash Flows from Financing Leases	4.9	5.1
ROU Assets Obtained in Exchange For New Financing Liabilities (1)	—	—
ROU Assets Obtained in Exchange for New Operating Liabilities (2)	27.5	31.6

(1)    We capitalized $83.1 of ROU financing assets upon adoption of the new lease standard in the first quarter of 2019 that are excluded from the figures for the year ended December 31, 2019. This figure excludes $44.2 of opening adjustments to ROU finance assets related, primarily, to prepayments of rent.

(2)    We capitalized $172.2 of ROU operating assets upon adoption of the new lease standard in the first quarter of 2019 that are excluded from the figures for the year ended December 31, 2019. This figure excludes $26.6 of opening adjustments to ROU operating assets related, primarily, to prepayments of rent.

The following tables summarize maturities of lease liabilities and the reconciliation of lease liabilities as of December 31, 2020:

Lease Liability Maturity Summary ($’m) Year	Financing	Operating	Total

2021	9.0	34.4	43.4
2022	9.2	32.0	41.2
2023	9.2	25.2	34.4
2024	9.4	22.5	31.9
2025	9.6	20.7	30.3
Thereafter	45.0	103.1	148.1

Reconciliation of Lease Liabilities:	Financing	Operating	Total
Weighted-average Remaining Lease Term (years)	9.67	8.87	9.08
Weighted-average Discount Rate	4.9%	3.4%	3.8%
Total Undiscounted Lease Liability	91.4	237.9	329.3
Imputed Interest	18.5	32.7	51.2
Total Discounted Lease Liability	72.9	205.2	278.1

The following table summarizes the reconciliation of lease liabilities as of December 31, 2019:

Reconciliation of Lease Liabilities:	Financing	Operating	Total
Weighted-average Remaining Lease Term (years)	10.7	10.2	10.3
Weighted-average Discount Rate	4.9%	4.1%	4.3%
Total Undiscounted Lease Liability	100.2	223.6	323.8
Imputed Interest	22.1	40.7	62.8
Total Discounted Lease Liability	78.1	182.9	261.0

For comparable purposes, our aggregate future minimum non-cancellable commitments under leases as of December 31, 2018 were as follows:

Year	$’m

2019	27.8
2020	24.7
2021	21.3
2022	19.9
2023	19.7
Thereafter	132.2

Excluded from the table above are commitments with Lonza Group AG and its affiliates (Lonza), a third party manufacturer that produces a portion of commercial and clinical quantities of our commercial products and product candidates. During the third quarter 2015, we entered into an agreement with Lonza whereby Lonza constructed a facility to be used to manufacture product under a supply agreement for Alexion at one of its existing facilities, resulting in the determination that the CMO arrangement contained a lease. This agreement requires us to make certain payments during the construction of the manufacturing facility and annual payments for ten years thereafter. As the arrangement contains both a lease and non-lease component, related to the supply of product, the consideration paid to Lonza is allocated between these components. As of December 31, 2018, we had various manufacturing and licensing agreements with Lonza, with remaining total non-cancellable future commitments of approximately $1,084.6. This amount included $88.7 of undiscounted, fixed payments applicable to our CMO embedded lease arrangement with Lonza, based on the relative standalone price of the lease and non-lease components of the arrangement at that time.

11.       Commitments and Contingencies

Asset Acquisition and In-License Agreements

We have entered into asset purchase agreements, license agreements, and option arrangements in order to advance and obtain technologies and services related to our business. These agreements generally require us to pay an initial fee and certain agreements call for future payments upon the attainment of agreed upon development, regulatory and/or commercial milestones. These agreements may also require minimum royalty payments based on sales of products developed from the applicable technologies, if any.

In January 2019, we entered into an agreement with Caelum, a biotechnology company that is developing CAEL-101 for light chain (AL) amyloidosis. Under the terms of the agreement, we acquired a minority equity interest in preferred stock of Caelum and an exclusive option to acquire the remaining equity in Caelum based on Phase II data, for pre-negotiated economics. We paid $30.0 in the first quarter 2019 and agreed to pay up to an additional $30.0 in contingent development milestones prior to exercising the option to acquire the remaining equity in Caelum. These contingent payments meet the definition of a derivative liability and were initially recorded at fair value of $27.1. We allocated the total consideration of $57.1, inclusive of the fair value of the contingent payments, to the equity investment in Caelum and the option to acquire the remaining equity in Caelum based on the relative fair values of the assets. Following discussions with the FDA, Caelum changed its clinical development plan for CAEL-101 in the fourth quarter 2019. In December 2019, we amended the terms of the agreement with Caelum to modify the option to acquire the remaining equity in Caelum based on data from the modified Phase II/III trials. The amendment also modified the development- related milestone events associated with the initial $30.0 in contingent payments, provided for an additional $20.0 in upfront funding, which we accrued as of December 31, 2019 as well as funding of $60.0 in exchange for an additional equity interest at fair value upon achievement of a specific development-related milestone event. We paid the additional $20.0 in upfront funding and the initial $30.0 in contingent payments in 2020. The agreement with Caelum also provides for additional payments, in the event Alexion exercises the purchase option, for up to $500.0, which includes an upfront option exercise payment and potential regulatory and commercial milestone payments. A Phase II trial for CAEL-101 commenced during the first quarter of 2020 and met its primary objectives, supporting the safety and tolerability of CAEL-101 and confirmed the dose and regimen to be adopted for the Phase III studies. In September 2020, Alexion and Caelum announced the initiation of the Cardiac Amyloid Reaching for Extended Survival (CARES) program. This includes two parallel Phase III trials to evaluate the survival benefits of CAEL-101. In December 2020, in connection with entering into the Merger Agreement with AstraZeneca, we determined that the fair value of our option to acquire the remaining equity of Caelum decreased as a result of a change to the expected option exercise date. This resulted in a $49.0 impairment charge which we recorded to investment income, net (refer to Note 7, Other Investments).

In March 2019, we entered into an agreement with Zealand which provides us with exclusive worldwide licenses, as well as development and commercial rights, for subcutaneously delivered preclinical peptide therapies directed at up to four complement pathway targets. Pursuant to the agreement, Zealand will lead joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with the investigational new drug filing and Phase I studies. In addition to the agreement, we made an equity investment in Zealand (refer to Note 7, Other Investments). Under the terms of the agreement, we made an upfront payment of $40.0 for an exclusive license to the lead target and the equity investment, as well as for preclinical research services to be performed by Zealand in relation to the lead target. The market value of the equity investment was $13.8 as of the date of acquisition, which we recorded in other assets in our consolidated balance sheets. We also recognized prepaid research and development expense of $5.0 within the consolidated balance sheets associated with the research activities to be performed by Zealand. Due to the early stage of the asset we are licensing, we recorded the upfront license payment of $21.2 as research and development expense during the first quarter 2019. As of December 31, 2020, we could be required to pay up to $610.0, for the lead target, upon the achievement of specified development, regulatory and commercial milestones, as well as royalties on commercial sales. In addition, we could be required to pay up to an additional $115.0 in development and regulatory milestones if both a long-acting and short-acting product are developed with respect to the lead target. Each of the three subsequent targets can be selected for an option fee of $15.0 and has the potential for additional development, regulatory and commercial milestones, as well as royalty payments, at a reduced price to the lead target.

In April 2019, we entered into an agreement with Affibody AB (Affibody), through which Alexion obtained an exclusive worldwide license, as well as development and commercial rights, to ABY-039, a bivalent antibody- mimetic that targets the neonatal Fc receptor (FcRn). Under the terms of the agreement, we made an upfront payment of $25.0 for the exclusive license to ABY-039. Due to the early stage of the asset we licensed, we recorded the upfront license payment as research and development expense during the second quarter 2019. In February 2020, based on data from our Phase I study, we terminated the agreement to co-develop ABY-039 with Affibody.

In September 2019, we entered into an agreement with Eidos through which Alexion obtained an exclusive license to develop and commercialize AG10 in Japan. AG10 is a small molecule designed to treat the root cause of transthyretin amyloidosis (ATTR) and is currently in a Phase III study in the U.S., Europe, and Japan for ATTR cardiomyopathy (ATTR-CM). In addition, we made an equity investment in Eidos (refer to Note 7, Other Investments). Under the terms of the agreement, we made an upfront payment of $50.0 for the exclusive license to AG10 in Japan and the equity investment. The market value of the equity investment was $19.9 as of the date of acquisition, which we recorded in other assets in our consolidated balance sheets. Due to the early stage of the asset we are licensing, we recorded the upfront license payment of $30.1 as research and development expense during the third quarter 2019. As of December 31, 2020, we could also be required to pay $30.0 upon achievement of a Japanese-based regulatory milestone as well as royalties on commercial sales.

In October 2019, we entered into an option agreement with Stealth BioTherapeutics Corp. (Stealth), a clinical- stage biotechnology company whose lead product candidate, elamipretide, was being investigated in late-stage clinical studies in three primary mitochondrial diseases—primary mitochondrial myopathy (PMM), Barth syndrome and Leber’s hereditary optic neuropathy. Under the terms of the agreement, we made an upfront payment of $30.0 for an equity investment in Stealth and an exclusive option to partner with Stealth in the development of subcutaneous elamipretide based on final results from the Phase III study in PMM. The market value of the equity investment was $9.6 as of the date of acquisition, which we recorded in other assets in our consolidated balance sheets. Due to the early stage of the asset for which we have an option to license, we recorded the upfront option payment of $20.4 as research and development expense during the fourth quarter 2019. In December 2019, Stealth announced that based on top-line data from the Phase 3 study in PMM, the study did not meet its primary endpoints. Following review of the Phase 3 data released in December 2019, we notified Stealth that we will not exercise the co-development option agreement.

In October 2018, we entered into a collaboration agreement with Dicerna that provides us with exclusive worldwide licenses and development and commercial rights for two preclinical RNA interference (RNAi) subcutaneously delivered molecules for complement- mediated diseases, as well as an exclusive option for other preclinical RNAi molecules for two additional targets within the complement pathway. In addition to the collaboration agreement, we made an equity investment in Dicerna. Under the terms of the agreements, we made an upfront payment of $37.0 for the exclusive licenses and the equity investment. The market value of the equity investment was $10.3 as of the date of acquisition, which we recorded in other assets in our consolidated balance sheets. Due to the early stage of the assets we are licensing, we recorded the upfront license payment of $26.7 as research and development expense during the fourth quarter 2018. In December 2019, we exercised our option for exclusive rights to two additional targets within the complement pathway under an existing agreement with Dicerna, which expands our existing research collaboration and license agreement with Dicerna to include a total of four targets within the complement pathway. In connection with the option exercise, we paid Dicerna $20.0, which we recorded as research and development expense in the fourth quarter 2019. As of December 31, 2020, excluding accrued milestones, we could be required to pay up to $604.1 for amounts due upon the achievement of specified research, development, regulatory and commercial milestones on the four licensed targets, as well as royalties on commercial sales.

In December 2017, we entered into a collaboration and license agreement with Halozyme Therapeutics, Inc. that allows us to use drug- delivery technology in the development of subcutaneous formulations for our portfolio of products for up to four targets. Under the terms of the agreement, we made an upfront payment of $40.0 for an exclusive license to two of the four potential targets and due to the early stage of the assets we are licensing, we recorded an expense for the upfront payment during the fourth quarter 2017. During the second quarter 2020, we forfeited our rights to one of the two targets we initially licensed. As of December 31, 2020, we could be required to pay up to $155.0 for the remaining licensed target upon achievement of specified development, regulatory and sales-based milestones, as well as royalties on commercial sales. Each of the two subsequent targets can be licensed for an option fee of $8.0, with contingent payments of up to $160.0 per target, subject to development, regulatory and commercial milestones, as well as royalties on commercial sales.

In connection with our prior acquisition of Syntimmune, Inc., a clinical-stage biotechnology company developing an antibody therapy targeting the FcRn, we could be required to pay up to $800.0 upon the achievement of specified development, regulatory and commercial milestones, of which $130.0 is specific to the subcutaneous formulation. We are currently subject to a claim in litigation in connection with the Syntimmune acquisition alleging that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones and plaintiff has requested payment of the full earn-out amount.

In addition, excluding accrued milestones, as of December 31, 2020, we have other license agreements under which we may be required to pay up to an additional $114.0 for currently licensed targets, if certain development, regulatory and commercial milestones are met, including up to $71.5 for the development of cerdulatinib in multiple indications pursuant to an in-licensing agreement with Astellas Pharma, Inc. which was assumed through the acquisition of Portola in the third quarter 2020. Additional amounts may be payable if we elect to acquire licenses to additional targets, as applicable, under the terms of these agreements.

During the next 12 months, we may make milestone payments related to our asset acquisitions, option and in- license agreements of approximately $71.1, excluding milestones accrued as of December 31, 2020.

Asset Sale and Out-License Arrangements

In connection with prior asset sale and out-license arrangements, including those assumed by Alexion through the acquisition of Portola in the third quarter 2020, Alexion is entitled to receive contingent payments upon the achievement of various regulatory and commercial milestones and other events, as well as royalties on commercial sales. The amount of contingent consideration related to these agreements is fully constrained and therefore has not been recognized as of December 31, 2020.

Manufacturing Agreements

We have various manufacturing development and license agreements to support our clinical and commercial product needs.

We rely on Lonza, a third party manufacturer, to produce a portion of commercial and clinical quantities of our commercial products and product candidates. We have various manufacturing and license agreements with Lonza, with remaining total non-cancellable future commitments of approximately $1,137.8 through 2030. This amount includes $100.5 of undiscounted, fixed payments applicable to our Contract Manufacturing Organization (CMO) embedded lease arrangement with Lonza. If we terminate certain supply agreements with Lonza without cause, we will be required to pay for product scheduled for manufacture under our arrangement. Under an existing arrangement with Lonza, we pay Lonza a royalty on the sales of SOLIRIS and ULTOMIRIS manufactured at Lonza facilities.

In addition to our commitments with Lonza, as of December 31, 2020 we have non-cancellable commitments of approximately $175.6 through 2023 with other third-party manufacturers.

Contingent Liabilities

We are currently involved in various claims, disputes, lawsuits, investigations, administrative proceedings and legal proceedings. On a quarterly basis, we review the status of each significant matter and assess its potential financial exposure. In accordance with generally accepted accounting principles, if the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Because of uncertainties related to claims, proceedings and litigation, accruals are based on our best estimates based on information available at the time of the assessment. On a periodic basis, as additional information becomes available, or based on specific events such as the outcome of litigation, court decisions or settlement of claims (and offers of settlement), we may reassess the potential liability related to these matters and may revise these estimates, which could result in a material adverse adjustment to our operating results. Costs associated with our involvement in legal proceedings are expensed as incurred. The outcome of any such proceedings, regardless of the merits, is inherently uncertain. If we were unable to prevail in any such proceedings, our consolidated financial position, results of operations, and future cash flows may be materially impacted.

We have received, and may in the future receive, notices from third parties claiming that their patents may be infringed by the use, development, manufacture, importation or sale of our products or product candidates. Under the guidance of ASC 450, Contingencies, we record a royalty accrual based on our best estimate of the fair value percent of net sales of our products that we could be required to pay the owners of patents for technology used in the manufacture and sale of our products. A costly license, or inability to obtain a necessary license, could have a material adverse effect on our financial results.

In May 2015, we received a subpoena in connection with an investigation by the Enforcement Division of the Securities and Exchange Commission (SEC) requesting information related to our grant-making activities and compliance with the Foreign Corrupt Practices Act (FCPA) in various countries. In addition, in October 2015, we received a request from the Department of Justice (DOJ) for the voluntary production of documents and other information pertaining to Alexion’s compliance with the FCPA. The SEC and DOJ also sought information related to Alexion’s recalls of specific lots of SOLIRIS and related securities disclosures.

The investigations focused on operations in various countries, including Brazil, Colombia, Japan, Russia and Turkey, and Alexion’s compliance with the FCPA and other applicable laws.

In May 2020, DOJ informed us that it has closed its inquiry into these matters.

On July 2, 2020, we reached a civil settlement with the SEC fully resolving the SEC’s investigation into possible violations of the FCPA. Alexion neither admitted nor denied any wrongdoing in connection with the settlement but agreed to pay $21.5 to the SEC, consisting of amounts attributable to disgorgement, civil penalties, and pre-judgment interest. In connection with this settlement, in July 2020, we paid $21.5 to the SEC.

Following the settlement with the SEC, the Ministry of Health in Turkey initiated an investigation regarding the matters referenced in the SEC Order as they relate to the Company’s operations in Turkey between 2010 and 2015. We are cooperating with this investigation.

Alexion is committed to continually focusing on its compliance program and continues to enhance its comprehensive company-wide program that is designed to enhance our business processes, structures, controls, training, talent, and systems across Alexion’s global operations.

As previously reported, on December 29, 2016, a shareholder filed a putative class action against the Company and certain former employees in the U.S. District Court for the District of Connecticut, alleging that defendants made misrepresentations and omissions about SOLIRIS. On April 12, 2017, the court appointed a lead plaintiff. On July 14, 2017, the lead plaintiff filed an amended putative class action complaint against the Company and seven current or former employees. Defendants moved to dismiss the amended complaint on September 12, 2017. Plaintiffs filed an opposition to defendants’ motion to dismiss on November 13, 2017, and defendants filed a reply brief in further support of their motion on December 28, 2017. On March 26, 2019, the court held a telephonic status conference. During that conference, the court informed counsel that it was preparing a ruling granting the defendants’ pending motion to dismiss. The court inquired of plaintiffs’ counsel whether they intended to seek leave to amend their complaint, and indicated that if they wished to file a second amended complaint, they would be allowed to do so. On April 2, 2019, the court granted plaintiffs until May 31, 2019 to file a second amended complaint, thereby rendering moot defendants’ pending motion to dismiss. On June 2, 2019, plaintiffs filed a second amended complaint against the same defendants. The complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning the Company’s SOLIRIS sales practices, management changes, and related investigations, between January 30, 2014 and May 26, 2017, and that the Company’s stock price dropped upon the purported disclosure of the alleged fraud. The plaintiffs seek to recover unspecified monetary relief, unspecified equitable and injunctive relief, interest, and attorneys’ fees and costs. Defendants’ filed a motion to dismiss the amended complaint on August 2, 2019; plaintiffs’ filed their opposition to that motion on October 2, 2019; and defendants’ filed their reply in further support of their motion on November 15, 2019. Given the early stage of these proceedings, we cannot presently predict the likelihood of obtaining dismissal of the case (or the ultimate outcome of the case if the motion to dismiss is denied by the court), nor can we estimate the possible loss or range of loss at this time.

In December 2016, we received a subpoena from the U.S. Attorney’s Office for the District of Massachusetts requesting documents relating generally to our support of Patient Services, Inc. (PSI) and National Organization for Rare Disorders (NORD), 501(c)(3) organizations that provide financial assistance to Medicare patients taking drugs sold by Alexion; Alexion’s provision of free drug to Medicare patients; and Alexion compliance policies and training materials concerning the anti-kickback statute and information on donations to PSI and NORD from 2010 through 2016. In April 2019, we entered into a civil settlement agreement with the DOJ and the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services to resolve this matter. As part of the settlement agreement, Alexion paid $13.1 to the DOJ and OIG. OIG did not require a Corporate Integrity Agreement with Alexion because it made fundamental organizational changes, including hiring a new executive leadership team, replacing half of the members of its Board of Directors, and effecting a significant change in the workforce.

In May 2017, Brazilian authorities seized records and data from our São Paulo, Brazil offices as part of an investigation being conducted into Alexion’s Brazilian operations. We are cooperating with this inquiry.

In June 2017, we received a demand to inspect certain of our books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware on behalf of a purported stockholder. Among other things, the demand sought to determine whether to institute a derivative lawsuit against certain of the Company’s directors and officers in relation to the investigation by our Audit and Finance Committee announced in November 2016 and the investigations instituted by the SEC, DOJ, U.S. Attorney’s Office for the District of Massachusetts, and Brazilian law enforcement officials that are described above. We have responded to the demand. Given the early stages of this matter, an estimate of the possible loss or range of loss cannot be made at this time.

On September 27, 2017, a hearing panel of the Canadian Patented Medicine Prices Review Board (PMPRB) issued a decision in a previously pending administrative pricing matter that we had excessively priced SOLIRIS in a manner inconsistent with the Canadian pricing rules and guidelines. In its decision, the PMPRB ordered Alexion to decrease the price of SOLIRIS to an upper limit based upon pricing in certain other countries, and to forfeit excess revenues for the period between 2009 and 2017. The amount of excess revenues for the period between 2009 and 2017 was determined not to be a material amount and was paid in 2018. In October 2017, Alexion filed an application for judicial review of the PMPRB’s decision in the Federal Court of Canada. On May 23, 2019, the Federal Court of Canada dismissed Alexion’s application for judicial review and, as a consequence, affirmed the decision of the PMPRB that we had excessively priced SOLIRIS. On June 21, 2019, Alexion filed a notice of appeal of the Federal Court of Canada’s ruling, and, on October 17, 2019, Alexion filed a memorandum of fact and law in support of the appeal. On December 3, 2019, the Attorney General of Canada filed its memorandum of fact and law in support of the Federal Court of Canada’s dismissal of Alexion’s appeal of the PMPRB’s decision. On December 19, 2019, the intervenor, the Minister of Health for the Province of British Columbia, filed a separate memorandum of fact and law in support of the Federal Court of Canada’s decision. The Canadian Federal Court of Appeal heard the appeal on October 21 and 22, 2020, but has not issued a decision as of the date of this filing. Pursuant to an order made by the Federal Court of Canada, as of February 4, 2021, we have placed approximately $70.7 in escrow to secure our obligations pending the final resolution of all appeals in this matter. This amount reflects the difference between the list price for SOLIRIS and the price determined by the PMPRB to be non-excessive for sales of SOLIRIS in Canada for the period beginning September 2017 through December 31, 2020. In addition, on a quarterly basis, until the appeals process has concluded, Alexion will be required to place amounts into escrow for each vial of SOLIRIS sold in the applicable quarter equal to the difference between the list price for SOLIRIS and the price determined by the PMPRB to be non-excessive. Our revenues in Canada have been reduced by $49.2 cumulatively to date, which is our current best estimate of our liability through December 31, 2020 if we lose the appeal of this matter (the amount of our ultimate liability, however, may be greater than this estimate when the appeal process for this matter is concluded).

Chugai Pharmaceutical Co., Ltd. has filed three lawsuits against Alexion. The first was filed in November 2018 in the United States District Court for the District of Delaware against Alexion Pharmaceuticals, Inc. alleging that ULTOMIRIS infringes one U.S. patent held by Chugai Pharmaceutical Co., Ltd. Upon issuance of a new U.S. patent on November 12, 2019, Chugai filed a second lawsuit in the United States alleging that ULTOMIRIS infringes the new patent. The parties have agreed to consolidate the November 2018 and November 2019 lawsuits. Chugai filed a third lawsuit in December 2018 in the Tokyo District Court against Alexion Pharma GK (a wholly-owned subsidiary of Alexion) in Japan, and alleges that ULTOMIRIS infringes two Japanese patents held by Chugai Pharmaceutical Co., Ltd. Chugai’s complaints seek unspecified damages and certain injunctive relief. On March 5, 2020, the Supreme Court of Japan dismissed Chugai’s appeal against an earlier IP High Court of Japan decision which held that one of the Chugai patents-in-suit is invalid. Subsequently Chugai filed a correction to the claims of this patents-in-suit and Alexion has countered that the corrected claims are still invalid and not infringed. In all cases, Alexion has denied the charges and countered that the patents are neither valid nor infringed. A trial date for the U.S. case which was initially set for July 2021 has been re-scheduled for January 2022. The case is still at the briefing stage in Japan. Given the early stages of these litigations, an estimate of the possible loss or range of loss cannot be made at this time.

On February 28, 2019, Amgen Inc. (Amgen) petitioned the U.S. Patent and Trademark Office (PTO) to institute Inter Partes Review (IPR) of three patents owned by Alexion that relate to SOLIRIS: U.S. Patent Nos. 9,725,504; 9,718,880; and 9,732,149. In each case, Amgen alleged the patented subject matter was anticipated and/or obvious in view of prior art, and that the patent claims are therefore invalid. On August 30, 2019, the PTO instituted IPRs of each of the three patents. On May 28, 2020, we entered into a Confidential Settlement and License Agreement (the “Settlement Agreement”) with Amgen to settle the three IPRs at the Patent Trial and Appeal Board (“PTAB”) of the PTO. Pursuant to the Settlement Agreement, Alexion and Amgen have terminated each of the pending IPRs. In addition, effective March 1, 2025 (or an earlier date in certain circumstances), the Company grants to Amgen (and its affiliates and certain partners) a non-exclusive, royalty- free, license under U.S. patents and patent applications related to eculizumab and various aspects of the eculizumab product that Alexion currently markets and sells under the tradename SOLIRIS. This license will allow Amgen (and its affiliates and certain partners), effective March 1, 2025, the right to make, have made, use, import, have imported, sell, have sold, offer for sale, have offered for sale, distribute, and have distributed in, or for, the U.S., an eculizumab product.

In connection with an ongoing matter, in August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the “Tax Assessment”) to two Alexion subsidiaries (the “Brazil Subsidiaries”), as well as to two additional entities, a logistics provider utilized by Alexion and a distributor. The Tax Assessment focuses on the importation of SOLIRIS vials pursuant to Alexion’s free drug supply to patients program (referred to as Global Access to Medicines, or GATM) in Brazil. In September 2019, the Brazil Subsidiaries filed defenses to the Tax Assessment disputing the basis for liability under the Tax Assessment, based on, among others, the following: in connection with the operation of GATM, during the period from September 2014 to June 2019: (i) the importers responsible for the importation of the GATM SOLIRIS vials into Brazil were correctly identified and (ii) the correct customs value was utilized for the purpose of importing the GATM SOLIRIS vials provided to the patients free of charge. The defenses filed by Alexion are pending judgment at the first level of administrative appeals within the Brazilian federal administrative proceeding system. There are three separate levels of administrative appeals within the Brazilian federal administrative proceeding system and, if the outcome of these administrative appeals is unfavorable, the final decision of the federal administrative proceeding system can be disputed to the federal court systems in Brazil (at this time, Alexion intends to appeal the Tax Assessment if it is not overturned in the course of administrative appeals). Given the early stage of these proceedings, Alexion is unable to predict the duration, scope or outcome of this matter, but we expect that a final resolution will take three years or more. While it is possible that a loss related to the Tax Assessment may be incurred, given its ongoing nature, we cannot reasonably estimate the potential magnitude of any such possible loss or range of loss, or the cost of the ongoing administrative appeals (and potential appeals to the federal court system) of the Tax Assessment. Any determination that any aspects of the importation of free of charge medications into Brazil as set forth in the Tax Assessment are not, or were not, in compliance with existing laws or regulations could result in the imposition of fines, civil penalties and, potentially criminal penalties, and/or other sanctions against us, and could have an adverse impact on our Brazilian operations.

In connection with Alexion’s acquisition of Portola, we have assumed litigation to which Portola was a party. Among the litigation assumed is a securities fraud class action filed against Portola and certain of its officers, directors and underwriters (“Defendants”) under the Securities Act of 1933 and the Securities Exchange Act of 1934. Specifically, on January 16, 2020, February 7, 2020, and February 28, 2020, stockholders filed three putative class actions in the U.S. District Court for the Northern District of California, captioned Hayden v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-00367-VC (N.D. Cal.); McCutcheon v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-00949 (N.D. Cal.); and Southeastern Pennsylvania Transportation Authority v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-01501 (N.D. Cal.). These cases have since been consolidated, and on April 22, 2020, the Court issued an Order appointing the Alameda County Employees’ Retirement Association (“ACERA”) as Lead Plaintiff in the litigation. ACERA filed its amended consolidated complaint on May 20, 2020, asserting that Defendants made misrepresentations and omissions in public disclosures (including in materials issued in connection with the August 7, 2019 securities offering) concerning Portola’s sales of andexanet alfa, marketed as ANDEXXA in the United States and ONDEXXYA in Europe, between January 8, 2019 and February 26, 2020. Specifically, plaintiffs allege that Defendants made materially false and/or misleading statements about the demand for ANDEXXA, usage of ANDEXXA by hospitals and healthcare organizations, and about Portola’s accounting for its return reserves. Plaintiffs contend that the alleged fraud was revealed on January 9, 2020, when Portola announced its preliminary unaudited financial results for the fourth quarter of 2019, and again on February 26, 2020, when Portola issued its fourth quarter 2019 financial results. In July 2020, Portola and the Portola Defendants filed a motion to dismiss with the Court. The court heard oral argument on September 24, 2020 and granted defendants’ pending motion to dismiss, but with leave for plaintiffs to amend further their complaint. Plaintiffs filed an amended complaint on November 5, 2020. In December 2020, Portola and Portola Defendants filed a motion to dismiss with the Court. Oral argument is scheduled for February 25, 2021. Plaintiffs seek to recover unspecified monetary relief, interest, and attorneys’ fees and costs. Given the early stage of these proceedings, we cannot presently predict the likelihood of obtaining dismissal of the case (or the ultimate outcome of the case if that motion to dismiss is denied by the court), nor can we estimate the possible loss or range of loss at this time.

12.       Income Taxes

Income tax expense is based on income before income taxes as follows:

$’m	Year ended December 31, 2018 Actual	Year ended December 31, 2019 Actual	Year ended December 31, 2020 Actual
U.S.	(451.4)	2.0	(1,098.5)
Non-U.S.	693.6	2,176.8	1,667.5
Total	242.2	2,178.8	569.0

During the fourth quarter of 2013, in connection with the centralization of our global supply chain and technical operations in Ireland, our U.S. parent company became a direct partner in a captive foreign partnership. The partnership income, which is derived in foreign jurisdictions, is classified as “non- U.S. income” for purposes of financial reporting. Substantially all non-U.S. income relates to income from our captive foreign partnership.

The components of income tax expense are as follows:

$’m	Year ended December 31, 2018 Actual	Year ended December 31, 2019 Actual	Year ended December 31, 2020 Actual
Domestic
Current	57.0	71.8	3.1
Deferred	49.5	1,731.0	(382.1)
	106.5	1,802.8	(379.0)
Foreign
Current	74.7	158.2	245.9
Deferred	(16.6)	(2,186.5)	98.7
	58.1	(2,028.3)	344.6
Total
Current	131.7	230.0	249.0
Deferred	32.9	(455.5)	(283.4)
Total	164.6	(225.5)	(34.4)

We continue to pay cash taxes in U.S. federal, various U.S. state, and foreign jurisdictions where we have utilized all of our tax attributes or have met the applicable limitation for attribute utilization.

Effective Tax Rate

The provision (benefit) for income taxes differs from the U.S. federal statutory tax rate. The reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year ended December 31, 2018 Actual	Year ended December 31, 2019 Actual	Year ended December 31, 2020 Actual
U.S. federal statutory tax rate	21.0%	21.0%	21.0%
Benefit of foreign earnings	(71.2)%	(12.6)%	(15.5)%
Tax credits	(17.0)%	(0.7)%	(7.3)%
Tax reserves	12.1%	(0.1)%	(0.6)%
Acquired in-process research & development	102.6%	—	—
Intra-entity asset transfer of intellectual property	—	(17.5)%	0.4%
Foreign-derived intangible income	(4.5)%	(1.6)%	(10.0)%
U.S. state taxes	14.2%	0.7%	(1.6)%
IRC 162(m) executive compensation	2.2%	0.2%	4.1%
Other permanent differences	8.6%	0.3%	3.5%
Effective Income Tax Rate	68.0%	(10.3)%	(6.0)%

In our reconciliation of our statutory U.S. federal income tax rate to our effective tax rate above, we have included a benefit of foreign earnings amount which encapsulates the various tax impacts that result from our non-U.S. income. As a result of the Tax Cuts and Jobs Act of 2017 (Tax Act), a substantial portion of our foreign earnings are subject to the GILTI minimum tax at an effective rate which is lower than the U.S. statutory tax rate of 21.0%. While we are also subject to tax in foreign jurisdictions locally, the majority of these taxes are creditable against U.S. taxes imposed on foreign earnings. As a result, the effective tax rate on our foreign earnings is lower than the U.S. statutory rate.

In the year ended December 31, 2020, the benefit of foreign earnings includes foreign local tax expense of $270.8, which is offset by the benefit from U.S. foreign tax credits of $240.6, resulting in a net increase to the effective tax rate of 5.3%. We incurred U.S. tax expense on our foreign earnings of $201.5, which includes GILTI minimum tax. The U.S. tax on our foreign earnings reflects a benefit of $148.7, or 26.1%, primarily related to the Section 250(a) deduction, compared to the U.S. statutory rate. The benefit from foreign earnings also includes the impact of certain current year events as described below.

In the year ended December 31, 2020, other permanent differences includes an increase to the effective tax rate of 1.5%, or $8.5, associated with nondeductible contingent consideration in the form of non-tradeable contingent value rights (CVRs) relating to the Achillion acquisition. Also included in other permanent differences is a decrease to the effective tax rate of 1.1%, or $6.2, associated with a nontaxable gain from our Portola equity investment which was included in the fair value of consideration transferred in connection with the Portola acquisition.

During the second quarter 2020, we recognized an impairment charge of $2,042.3 related to the KANUMA intangible asset, resulting in a deferred tax benefit of $377.3. Refer to Note 4, Intangible Assets and Goodwill, for additional information on the impairment charge. These deferred tax benefits decreased the effective tax rate for the year ended December 31, 2020 by approximately 19.2%.

In August 2020, we received a notice of examination from the Dutch Tax Authorities (“DTA”) regarding certain matters relating to our 2014 through 2017 tax years. We entered into an agreement with the DTA in December 2020 and have agreed to pay approximately $73.8 in connection with the settlement, inclusive of the 2018 and 2019 tax years. After taking into account the $56.1 U.S. foreign tax credit claimed on the settlement, the net cash outflow was $17.7, representing a 3.1% net increase to the effective tax rate. This net tax expense is reflected within benefit from foreign earnings.

In April 2020 we became aware of a European withholding tax regulation that could be interpreted to apply to certain of our previous intra-group transactions. We continue to evaluate whether the interpretation of this regulation applies to our facts and circumstances, and, based on our preliminary analysis, we recorded an immaterial reserve related to this matter during the second quarter of 2020.

In the year ended December 31, 2019, the benefit of foreign earnings includes foreign local tax expense of $193.2, which is offset by the benefit from U.S. foreign tax credits of $196.1, resulting in a net decrease to the effective tax rate of 0.1%. We incurred U.S. tax expense on our foreign earnings of $187.6, which includes GILTI minimum tax. The U.S. tax on our foreign earnings reflects a benefit of $269.5, or 12.4%, primarily related to the Section 250(a) deduction, compared to the U.S. statutory rate. The benefit from foreign earnings also includes certain one-time tax benefits associated with the intellectual property of Wilson Therapeutics. The deferred tax benefits include $95.7 and $30.3 associated with a tax election made with respect to intellectual property of Wilson Therapeutics and a valuation allowance release and corresponding recognition of net operating losses, respectively. On July 1, 2019, the Wilson Therapeutics intellectual property was integrated into the Alexion corporate structure, resulting in income tax expense of approximately $10.2.

A comprehensive analysis of our prior year estimate related to our foreign-derived intangible income (“FDII”) was completed during the third quarter 2019 based on additional guidance provided in the proposed regulations issued by the U.S. Treasury Department in 2019. The analysis resulted in income tax benefit of $17.0 related to prior year, which was recorded as a change in estimate in income tax expense in our consolidated statements of operations, resulting in a decrease of approximately 0.8% to our effective tax rate.

In the year ended December 31, 2019, the Company completed an intra-entity asset transfer of certain intellectual property to an Irish subsidiary within our captive foreign partnership. The Company recognized deferred tax benefits of $2,221.5 which represents the difference between the basis of the intellectual property for financial statement purposes and the basis of the intellectual property for tax purposes, applying the appropriate enacted statutory tax rates. The Company will receive future tax deductions associated with amortization of the intellectual property, and any amortization not deducted for tax purposes will be carried forward indefinitely under Irish tax law. An offsetting deferred tax expense of $1,839.3 has been recognized to reflect the reduction of future foreign tax credits associated with the foreign local tax amortization deductions. These net deferred tax benefits resulted in a decrease of approximately 17.5% to our effective tax rate.

In the year ended December 31, 2018, the benefit of foreign earnings includes foreign local tax expense of $58.1, substantially all of which is offset by the benefit from U.S. foreign tax credits of $54.2, resulting in a net increase to the effective tax rate of 1.6%. We incurred U.S. tax expense on our foreign earnings of $206.1, which includes GILTI minimum tax. The U.S. tax on our foreign earnings reflects a benefit of $108.7, or 44.8%, primarily related to the Section 250(a) deduction, compared to the U.S. statutory rate. Also included in this component is a benefit of $67.7 from adjustments to 2018 provisional accounting for the Tax Act, which resulted in a decrease to our effective tax rate of approximately 28.0%.

The effective tax rate reconciliation includes the tax impact of acquisitions of IPR&D assets. Absent successful clinical results and regulatory approval, there is no alternative use for certain acquired IPR&D assets. An increase to the effective tax rate results when the value of such assets are expensed, and no tax benefit is recognized. In the year ended December 31, 2018, this component of the effective tax rate includes an increase to tax expense of $248.4 related to the acquired IPR&D costs for the acquisitions of Wilson Therapeutics and Syntimmune, which increased our effective tax rate by 69.7% and 32.9%, respectively.

In the year ended December 31, 2018, other permanent differences include tax expense of $15.8 or 6.5% related to other nondeductible compensation.

The Tax Act

In December 2017, the Tax Act was enacted into law. The Tax Act decreased the US federal corporate tax rate to 21.0%, imposed a minimum tax on foreign earnings related to intangible assets (GILTI), a one-time transition tax on previously unremitted foreign earnings, and modified the taxation of other income and expense items. With regard to the GILTI minimum tax, foreign earnings are reduced by the profit attributable to tangible assets and a deductible allowance of up to 50.0%, subject to annual limitations. We have elected to account for the impact of the minimum tax in deferred taxes.

We calculated provisional amounts for the tax effects of the Tax Act that could be reasonably estimated, but not completed, in our results for the year ended December 31, 2017. As of the fourth quarter 2018 we had completed our analysis of all provisional estimates, and concluded as follows:

(a)	We calculated a reasonable estimate of the one-time transition tax on previously unremitted earnings, which resulted in an increase to U.S. Federal tax expense of $177.9 and an increase to taxes payable, net of tax credits, of $28.0 in the period ended December 31, 2017. Our initial accounting for the transition tax was not complete as of December 31, 2017 because there was uncertainty regarding the calculation of the amounts subject to the tax. We completed our analysis of the transition tax and related interpretive guidance during the third quarter 2018. No significant measurement period adjustment to our initial accounting was required.

(b)	We calculated a reasonable estimate of the impact of the GILTI minimum tax on deferred taxes, which resulted in an increase to U.S. Federal tax expense and the deferred tax liability of $236.9 in the period ended December 31, 2017. Our initial accounting for the minimum tax was incomplete because there was uncertainty regarding the calculation of the temporary differences subject to the minimum tax. We completed our analyses of these temporary differences and the expected timing and manner of their reversal during the fourth quarter 2018. We recorded measurement period adjustments during 2018 which resulted in a decrease to U.S. federal tax expense of $67.7.

(c)	We calculated a reasonable estimate of the Tax Act’s limits on deductions for employee remuneration, including remuneration in kind, which resulted in an insignificant impact to tax expense, taxes payable, and deferred taxes in the period ended December 31, 2017. Our initial accounting for these limits was incomplete because there was uncertainty regarding the value of the deduction- limited remuneration. We completed our analysis of the relevant employee remuneration arrangements during the third quarter 2018. No measurement period adjustment to our initial accounting was required.

(d)	We calculated a reasonable estimate of the impact of the Tax Act to U.S. state income taxes, which resulted in an increase to tax expense, taxes payable, and deferred taxes of $2.9, $2.2, and $0.7, respectively, in the period ended December 31, 2017. We interpreted the effect of the Tax Act’s changes to federal law on each U.S. state’s system of taxation as of the date of enactment. We completed additional analysis of the effect of modifications to federal deductions and income inclusions on U.S. state tax systems in the fourth quarter 2018. No measurement period adjustment to our initial accounting was required.

(e)	We calculated the deferred tax liability related to our foreign captive partnership in the period ended December 31, 2017 consistent with our calculation in periods prior to enactment of the Tax Act. As a result, the deferred tax liability we recorded as of December 31, 2017 of $533.4 related to our foreign captive partnership was provisional. We completed additional analysis of the direct and indirect effects of the Tax Act during the fourth quarter 2018. We recorded measurement period adjustments during 2018 which resulted in an increase to U.S. state income tax expense and deferred taxes of $11.1.

Deferred Taxes

Provisions have been made for deferred taxes based on the differences between the basis of the assets and liabilities for financial statement purposes and the basis of the assets and liabilities for tax purposes using currently enacted tax rates and regulations that will be in effect when the differences are expected to be recovered or settled. The components of the deferred tax assets and liabilities are as follows:

$’m	Year ended December 31, 2018 Actual	Year ended December 31, 2019 Actual	Year ended December 31, 2020 Actual
Deferred tax assets:
Net operating losses	41.8	102.9	318.1
Income tax credits	371.6	328.1	465.1
Stock compensation	47.6	57.1	58.6
Accruals and allowances	105.8	65.2	138.8
Unrealized losses	—	18.8	25.4
Research and development expenses	5.2	3.5	1.9
Accrued royalties	89.1	0.8	1.2
ROU leases	—	46.2	45.8
Intangible assets	—	1,967.3	1,892.0
	661.1	2,589.9	2,946.9
Valuation allowance	(19.6)	(72.6)	(276.0)
Total deferred tax assets	641.5	2,517.3	2,670.9
Deferred tax liabilities:
Depreciable assets	(88.7)	(5.1)	(5.6)
Unrealized gains	(6.6)	—	—
Inventory fair value step-up	—	—	(53.5)
Investment in foreign partnership	(566.6)	(2,249.5)	(1,992.7)
Intangible Liabilities	(268.8)	—	—
ROU leases	—	(53.9)	(51.9)
Total deferred tax liabilities	(930.7)	(2,308.5)	(2,103.7)
Net deferred tax (liability) asset	(289.2)	208.8	567.2

As of December 31, 2020, we have tax effected federal and state net operating loss carryforwards of $210.4 and $108.1, respectively. Our net operating losses expire between 2022 and 2043, with the exception of $112.8 of federal and $1.9 state net operating losses that can be carried forward indefinitely. We also have federal and state income tax credit carryforwards of $417.0 and $83.5, respectively. The federal income tax credits expire between 2033 and 2040, whereas $51.6 of state income tax credit carryforwards expire between 2021 and 2035. The remaining $31.9 of state income tax credits can be carried forward indefinitely.

Included in the year ended December 31, 2020 are $75.7 of Connecticut state net operating loss carryforwards and $53.7 of Connecticut state income tax credit carryforwards. A change in the Connecticut state tax regime signed into law during 2019 phases out the capital-based component of the business tax. Once fully phased out in 2024, the Company will be subject to income-based taxes in the state of Connecticut. The Company anticipates generating tax credits in future years that exceed the amount that can otherwise be utilized. As a result, a full valuation allowance has been established against these carryforward attributes.

The increase in our net operating losses, income tax credits and valuation allowance primarily relate to the Achillion and Portola acquisitions. Refer to Note 2, Acquisitions, for additional information. We continue to maintain a valuation allowance against other certain deferred tax assets where realization is not certain. The following table represents a roll-forward of our valuation allowance on deferred tax assets:

Assets	Valuation Allowance on Deferred Tax Assets
Balances, December 31, 2017	(3.4)
Additions charged to income tax expense	—
Additions charged to acquired in-process research and development	(17.1)
Reductions credited to income tax expense	0.9
Balances, December 31, 2018	(19.6)
Additions charged to income tax expense	(68.6)
Reductions credited to income tax expense	15.6
Balances, December 31, 2019	(72.6)
Additions charged to income tax expense	(18.8)
Additions charged to goodwill	(184.6)
Reductions credited to income tax expense	—
Balances, December 31, 2020	(276.0)

Included in our investment in foreign partnership above is a deferred tax liability of $1,194.3 associated with GILTI minimum tax.

Unrecognized Tax Benefits

We follow authoritative guidance regarding accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The beginning and ending amounts of unrecognized tax benefits reconciles as follows:

$’m	2018 Actual	2019 Actual	2020 Actual
Beginning of period balance	60.9	92.7	133.8
Increases for tax positions taken during a prior period	9.1	3.4	27.6
Decreases for tax positions taken during a prior period	(5.8)	(4.9)	(10.0)
Increases for tax positions taken during the current period	28.8	43.8	28.0
Decreases for tax positions related to settlements	—	—	(13.9)
Decreases for tax positions related to lapse of statute	(0.3)	(1.2)	(2.1)
Total	92.7	133.8	163.4

The total amount of accrued interest and penalties were not significant as of December 31, 2020. The total amount of tax benefit recorded during 2020, 2019, and 2018 which related to unrecognized tax benefits was $21.4, $4.6 and $35.4, respectively. All of our unrecognized tax benefits, if recognized, would have a favorable impact on the effective tax rate.

It is reasonably possible that a portion of our unrecognized tax benefits could reverse within the next twelve months. Reversal of these amounts is contingent upon the completion of field audits by the taxing authorities in several jurisdictions, whether a tax adjustment is proposed, the nature and amount of any adjustment, and the administrative path to resolving the proposed adjustment. We cannot reasonably estimate the range of the potential change.

Tax Audits

We file federal and state income tax returns in the U.S. and in numerous foreign jurisdictions. The U.S. and foreign jurisdictions have statutes of limitations ranging from 3 to 6 years. However, the limitation period could be extended due to our tax attribute carryforward position in a number of our jurisdictions. The tax authorities generally have the ability to review income tax returns for periods where the limitation period has previously expired and can subsequently adjust tax attribute values.

In 2017, the Internal Revenue Service (IRS) commenced an examination of our U.S. income tax returns for 2015. During the second quarter of 2020 we received a Revenue Agent Report (RAR) and held discussions with the IRS regarding a proposed adjustment related to the valuation of certain intellectual property that was contributed into our captive partnership during 2015. The Company agreed with the adjustment outlined in the RAR and recognized a previously unrecognized tax benefit in the second quarter of 2020 that did not result in a significant impact to the financial statements. The IRS concluded its examination during the third quarter 2020 without additional adjustments.

As described above, we entered into an agreement with the DTA in December 2020 and have agreed to pay approximately $73.8 in connection with a settlement regarding certain matters relating to our 2014 through 2019 tax years.

Undistributed Earnings

We have recorded tax on the undistributed earnings of our controlled foreign corporation (CFC) subsidiaries. To the extent CFC earnings may not be repatriated to the U.S. as a dividend distribution due to limitations imposed by law, we have not recorded the related potential withholding, foreign local, and U.S. state income taxes.

Coronavirus Aid, Relief and Economic Security Act

In response to the market volatility and instability resulting from the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020. The CARES Act lifts certain deduction limitations originally imposed by the Tax Act. Under the Tax Act, federal net operating losses (NOLs) generated after 2017 could not be carried back and utilization was limited to 80% of taxable income. The CARES Act allows for a five-year carryback of federal NOLs generated in 2018 through 2020 and eliminates the 80% taxable income limitation by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018 through 2020. In addition, the CARES Act generally allows taxpayers to deduct interest up to 50% of adjusted taxable income (30% limit under the Tax Act) for tax years 2019 and 2020. The CARES Act also allows taxpayers with prior year alternative minimum tax (repealed by the Tax Act) (AMT) credits to accelerate refund claims to tax years beginning in 2018 and 2019 instead of recovering the credits over a period of years, as originally enacted by the Tax Act.

Additionally, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and provides a technical correction to the Tax Act to generally provide qualified improvement property a 15-year cost-recovery period and allow 100% bonus depreciation. The enactment of the CARES Act did not result in any material adjustments to our income tax provision for the year ended December 31, 2020, or to our U.S. federal and state net deferred tax liabilities as of December 31, 2020.

13.       Share-based Compensation

The 2017 Plan was approved by our stockholders in May 2017 and replaced the 2004 Plan effective May 10, 2017. The 2017 Plan is a broad based plan that provides for the grant of equity awards including restricted stock and restricted stock units (collectively referred to as Restricted Stock), incentive and non-qualified stock options, and other stock-related awards to our directors, officers, key employees and consultants, for up to a maximum of 18.2 shares in addition to awards outstanding under the 2004 Incentive Plan on or after March 14, 2017 that are subsequently canceled, cash settled, expired, forfeited, or otherwise terminated without the delivery of such shares, subject to the limitations in the 2017 Plan. Stock options granted under the 2017 Plan have a maximum contractual term of ten years from the date of grant, have an exercise price not less than the fair value of the stock on the grant date and generally vest over four years. Restricted Stock awards also generally vest over four years, with performance-based restricted stock units having a three-year vesting period.

Stock Options

A summary of the status of our stock options as of December 31, 2020, and changes during the year then ended is presented in the table and narrative below:

	No. of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual term (in years)	Aggregate Intrinsic Value ($)

Outstanding at December 31, 2017	5.3	124.7	—	—
Granted	—	—	—	—
Exercised	(0.5)	82.7	—	—
Forfeited and canceled	(1.2)	156.2	—	—
Outstanding at December 31, 2018	3.6	119.7	4.7	44.5
Vested and unvested expected to vest at December 31, 2018	3.6	119.6	4.7	44.5
Exercisable at December 31, 2018	3.2	117.7	4.4	44.5
Outstanding as of December 31, 2019	3.0	119.5	—	—
Granted	—	75.1	—	—
Exercised	(0.7)	64.8	—	—
Forfeited and canceled	(0.1)	146.2	—	—
Outstanding as of December 31, 2020	2.2	134.2	3.5	67.3
Vested and unvested expected to vest as of December 31, 2020	2.2	134.2	3.5	67.2
Exercisable as of December 31, 2020	2.2	134.4	3.5	66.3

Total intrinsic value of stock options exercised during the years ended December 31, 2020, 2019 and 2018 was $39.3, $14.7 and $27.5, respectively. We primarily utilize newly issued shares to satisfy the exercise of stock options. The total fair value of options vested during the years ended December 31, 2020, 2019 and 2018 was $4.8, $10.1 and $27.2, respectively.

We did not grant any stock options during the years ended December 31, 2020, 2019 and 2018.

Restricted Stock

A summary of the status of our non-vested Restricted Stock as of December 31, 2020 and changes during the year then ended is as follows:

Weighted Average Grant
Date Fair
	Number of Shares	Value ($)

Non-vested Restricted Stock at December 31, 2017	3.6	130.8
Shares granted	2.1	119.3
Shares forfeited	(0.7)	126.8
Shares vested	(1.3)	135.2
Non-vested Restricted Stock at December 31, 2018	3.7	123.3
Non-vested Restricted Stock as of December 31, 2019	4.3	128.2
Shares granted	3.9	101.0
Shares forfeited	(0.6)	119.1
Shares vested	(2.2)	122.9
Non-vested Restricted Stock as of December 31, 2020	5.4	111.5

The fair value of Restricted Stock at the date of grant is based on the fair market value of the shares of common stock underlying the awards on the date of grant. The weighted average fair value at the date of grant for Restricted Stock awards granted during the years ended December 31, 2020, 2019 and 2018, including restricted stock units with performance conditions, was $100.95, $133.89 and $119.27 per share, respectively. Included in the number of shares granted during 2020 is 0.4 shares of replacement awards related to our acquisition of Portola and 0.3 shares relating to incremental shares earned for performance-based awards granted in prior years.

The total fair value of Restricted Stock vested during the years ended December 31, 2020, 2019 and 2018 was $271.3, $161.3 and $181.7, respectively. Restricted Stock vested during 2020 includes 0.6 shares with a total fair value of $71.8 due to accelerated vesting of Restricted Stock and performance-based awards.

During 2020, we granted 0.5 shares to senior management that include both market-based and non-market- based performance conditions which provide the recipient the right to receive restricted stock at the end of a three year performance period. We used payout simulation models to estimate the grant date fair value of these awards. The grant date fair value of these awards was estimated to be $94.03 based on the probable achievement of the performance targets. The expense recognized for performance-based awards during the years ended December 31, 2020, 2019 and 2018 was $66.6, $46.3 and $14.9, respectively.

Employee Stock Purchase Plan

During 2015, the Company adopted the ESPP under which employees can purchase shares of our common stock based on a percentage of their compensation subject to certain limits. The purchase price per share is equal to the lower of 85.0% of the fair market value of our common stock on the offering date or the purchase date with a six-month look-back feature. Under the ESPP, up to 1.0 shares of common stock may be issued to eligible employees who elect to participate in the purchase plan. Shares issued and compensation expense recognized under the ESPP for the years ended December 31, 2020, 2019 and 2018 was not material.

Share-Based Compensation Expense

The following table summarizes the share-based compensation expense in the consolidated statements of operations:

	Year Ended December 31,
	2020	2019	2018

Cost of sales (exclusive of amortization of purchased intangible assets)	12.4	14.1	16.0
Research and development	68.6	61.8	57.5
Selling, general and administrative	179.7	161.1	129.5
Acquisition-related costs	20.4	—	—
Total share-based compensation expense	281.1	237.0	203.0
Income tax effect	(65.3)	(55.0)	(46.5)
Total share-based compensation expense, net of tax	215.8	182.0	156.5

Share-based compensation expense capitalized to inventory during the years ended December 31, 2020, 2019 and 2018 was $11.9, $12.9, and $14.5, respectively.

As of December 31, 2020, there was $366.3 of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted under our share-based compensation plans. The expense is expected to be recognized over a weighted-average period of 1.68 years.

14.       Stockholders’ Equity

Share Repurchases

In November 2012, our Board of Directors authorized a share repurchase program. In February 2017, our Board of Directors increased the amount that we are authorized to expend on future repurchases to $1,000.0 under our repurchase program, which superseded all prior repurchase programs. The entire amount authorized pursuant to this February 2017 Board approval has been utilized. On October 22, 2019, the Board of Directors approved a share repurchase authorization of up to $1,000.0. On July 28, 2020, the Board of Directors approved a new share repurchase authorization of up to an additional $1,500.0. The repurchase program does not have an expiration date and we are not obligated to acquire a particular number of shares. The repurchase program may be discontinued at any time at our discretion. Under the program, we repurchased 4.9 and 3.8 shares of our common stock at a cost of $510.8 and $416.0 during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, there is a total of $2,024.7 remaining for repurchases under the repurchase programs.

15.       Other Comprehensive Income and Accumulated Other Comprehensive Income

The following table summarizes the changes in AOCI, by component, for the years ended December 31, 2020, 2019 and 2018:

	Defined Benefit Pension Plans	Unrealized Gains (Losses) from Debt Securities	Unrealized Gains (Losses) from Hedging Activities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)

Balances, December 31, 2017	(4.8)	0.2	(13.9)	(15.9)	(34.4)
Other comprehensive income (loss) before reclassifications	1.5	0.1	32.9	(0.5)	34.0
Amounts reclassified from other comprehensive income	0.7	(0.6)	(9.4)	—	(9.3)
Net other comprehensive income (loss)	2.2	(0.5)	23.5	(0.5)	24.7
Balances, December 31, 2018	(2.6)	(0.3)	9.6	(16.4)	(9.7)
Other comprehensive income (loss) before reclassifications	(6.6)	0.2	(11.1)	(1.0)	(18.5)
Amounts reclassified from other comprehensive income	—	—	(38.6)	—	(38.6)
Net other comprehensive income (loss)	(6.6)	0.2	(49.7)	(1.0)	(57.1)
Balances, December 31, 2019	(9.2)	(0.1)	(40.1)	(17.4)	(66.8)
Other comprehensive income (loss) before reclassifications	(1.5)	0.1	(88.1)	5.7	(83.8)
Amounts reclassified from other comprehensive income	0.5	—	25.5	—	26.0
Net other comprehensive income (loss)	(1.0)	0.1	(62.6)	5.7	(57.8)
Balances, December 31, 2020	(10.2)	—	(102.7)	(11.7)	(124.6)

The table below provides details regarding significant reclassifications from AOCI during the years ended December 31, 2020, 2019 and 2018:

Details about Accumulated Other	Amount Reclassified from Accumulated Other Comprehensive Income during the year ended December 31,			Affected Line Item in the Consolidated Statements of
Comprehensive Income Components	2020	2019	2018	Operations

Unrealized Gains (Losses) on Hedging Activity
Forward exchange forward contracts	4.7	36.8	(1.8)	Net product sales
Interest rate swap contracts	(37.5)	13.3	13.6	Interest expense
	(32.8)	50.1	11.8
	7.3	(11.5)	(2.4)	Income tax (benefit) expense
	(25.5)	38.6	9.4
Defined Benefit Pension Items
Amortization of prior service costs and actuarial losses	(0.7)	—	(0.3)
Curtailment	—	—	(0.6)
	(0.7)	—	(0.9)
	0.2	—	0.2	Income tax (benefit) expense
	(0.5)	—	(0.7)

16.       Fair Value Measurement

Authoritative guidance establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020, 2019 and 2018 and indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value.

Fair Value Measurement at December 31, 2020

Balance Sheet Classification	Type of Instrument	Total	Level 1	Level 2	Level 3

Cash equivalents	Money market funds	833.7	—	833.7	—
Marketable securities	Mutual funds	34.9	34.9	—	—
Other assets	Equity securities	143.2	122.7	20.5
Prepaid expenses and other current assets	Foreign exchange forward contracts	26.1	—	26.1	—
Other current liabilities	Foreign exchange forward contracts	80.1	—	80.1	—
Other liabilities	Foreign exchange forward contracts	1.2	—	1.2	—
Other current liabilities	Interest rate contracts	45.9	—	45.9	—
Other liabilities	Interest rate contracts	45.4	—	45.4	—
Current portion of contingent consideration	Acquisition-related contingent consideration	114.9	—	—	114.9
Contingent consideration	Acquisition-related contingent consideration	299.4	—	—	299.4

			Fair Value Measurement at December 31, 2019
Balance Sheet Classification	Type of Instrument	Total	Level 1	Level 2	Level 3

Cash equivalents	Money market funds	635.9	—	635.9	—
Cash equivalents	Commercial paper	227.9	—	227.9	—
Cash equivalents	Corporate bonds	20.6	—	20.6	—
Cash equivalents	Bank certificates of deposit	19.2	—	19.2	—
Cash equivalents	Other government-related obligations	60.4	—	60.4	—
Marketable securities	Mutual funds	23.1	23.1	—	—
Marketable securities	Commercial paper	19.0	—	19.0	—
Marketable securities	Corporate bonds	3.7	—	3.7	—
Marketable securities	Other government-related obligations	10.0	—	10.0	—
Marketable securities	Bank certificates of deposit	8.2	—	8.2	—
Other assets	Equity securities	79.0	51.2	27.8	—
Prepaid expenses and other current assets	Foreign exchange forward contracts	29.9	—	29.9
Other assets	Foreign exchange forward contracts	0.6	—	0.6
Other current liabilities	Foreign exchange forward contracts	26.6	—	26.6
Other liabilities	Foreign exchange forward contracts	1.1	—	1.1
Other current liabilities	Interest rate contracts	19.5	—	19.5
Other liabilities	Interest rate contracts	41.9	—	41.9	—
Contingent consideration	Acquisition-related contingent consideration	192.4	—	—	192.4
Other current liabilities	Other contingent payments	24.0	—	—	24.0

There were no securities transferred between Level 1, 2 and 3 during the year ended December 31, 2020.

The following tables present information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018 and 2017 and indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value as from Annual report for year 2018.

Balance Sheet Classification	Type of Instrument	Total	Level 1	Level 2	Level 3

Cash equivalents	Money market funds	569.4	—	569.4	—
Cash equivalents	Commercial paper	35.4	—	35.4	—
Cash equivalents	Corporate bonds	0.2	—	0.2	—
Cash equivalents	Other government-related obligations	8.2	—	8.2	—
Marketable securities	Mutual funds	16.5	16.5	—	—
Marketable securities	Commercial paper	16.7	—	16.7	—
Marketable securities	Corporate bonds	122.6	—	122.6	—
Marketable securities	Other government-related obligations	9.3	—	9.3	—
Marketable securities	Bank certificates of deposit	33.2	—	33.2	—
Other assets	Equity securities	90.8	8.9	81.9	—
Prepaid expenses and other current assets	Foreign exchange forward contracts	40.5	—	40.5	—
Other assets	Foreign exchange forward contracts	0.3	—	0.3	—
Other current liabilities	Foreign exchange forward contracts	18.8	—	18.8	—
Other liabilities	Foreign exchange forward contracts	3.1	—	3.1	—
Prepaid expenses and other current assets	Interest rate contracts	20.1	—	20.1	—
Other current liabilities	Interest rate contracts	0.8	—	0.8	—
Other liabilities	Interest rate contracts	17.3	—	17.3	—
Current portion of contingent consideration	Acquisition-related contingent consideration	97.6	—	—	97.6
Contingent consideration	Acquisition-related contingent consideration	183.2	—	—	183.2

Valuation Techniques

We classify mutual fund investments and equity securities, which are valued based on quoted market prices in active markets with no valuation adjustment, as Level 1 assets within the fair value hierarchy.

Cash equivalents and marketable securities classified as Level 2 within the valuation hierarchy include money market funds, commercial paper, U.S. and foreign government-related debt, corporate debt securities and certificates of deposit. We estimate the fair values of these marketable securities by taking into consideration valuations obtained from third-party pricing sources. These pricing sources utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate fair value. These inputs include market pricing based on real-time trade data for similar securities, issuer credit spreads, benchmark yields, and other observable inputs. We validate the prices provided by our third-party pricing sources by understanding the models used, obtaining market values from other pricing sources and analyzing pricing data in certain instances.

Other investments in equity securities of publicly traded companies which are subject to holding period restrictions are carried at fair value using an option pricing valuation model and classified as Level 2 equity securities within the fair value hierarchy. The most significant assumptions within the option pricing valuation model are the term of the restrictions and the stock price volatility, which is based upon the historical volatility of the applicable company or similar companies. We also use a constant maturity risk-free interest rate to match the remaining term of the restrictions on such investments.

Our derivative assets and liabilities include foreign exchange and interest rate derivatives that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk as well as an evaluation of our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy.

Contingent consideration liabilities related to business acquisitions and derivative liabilities associated with other contingent payments are classified as Level 3 within the valuation hierarchy and are valued based on various estimates, including probability of success, discount rates and amount of time until the conditions of the milestone payments are met.

As of December 31, 2020, there has not been any impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

Acquisition-Related Contingent Consideration

In connection with prior business combinations, we may be required to pay future consideration that is contingent upon the achievement of specified development, regulatory approvals or sales-based milestone events. We determine the fair value of these obligations using various estimates that are not observable in the market and represent a Level 3 measurement within the fair value hierarchy. As of December 31, 2020, the resulting probability-weighted cash flows were discounted using a cost of debt ranging from 2.8% to 3.3% for developmental and regulatory milestones and a weighted average cost of capital of 9.0% for sales-based milestones.

Each reporting period, we adjust the contingent consideration to fair value with changes in fair value recognized in operating earnings. Changes in fair values reflect new information about the probability and timing of meeting the conditions of the milestone payments. In the absence of new information, changes in fair value will only reflect the interest component of contingent consideration related to the passage of time.

As of December 31, 2020, estimated future contingent milestone payments related to prior business combinations range from zero if no milestone events are achieved, to a maximum of $905.6 if all development, regulatory and sales-based milestones are reached. As of December 31, 2020, the fair value of acquisition- related contingent consideration was $414.3. During the next 12 months, we expect to make milestone payments of $120.0 associated with our prior business combinations. The following table represents a roll- forward of our acquisition-related contingent consideration:

Year ended December 31 2020
Balance at beginning of 2018	168.9
Amounts derecognized upon sale of asset	(4.6)
Changes in fair value	116.5
Balance as of December 31, 2018	280.8
Milestone payments	(100.0)
Changes in fair value	11.6
Balance as of December 31, 2019	192.4
Amounts issued	160.7
Changes in fair value	61.2
Balance as of December 31, 2020	414.3

Other Contingent Payments

In January 2019, we entered into an agreement with Caelum, a biotechnology company that is developing CAEL-101 for light chain (AL) amyloidosis. Under the terms of the agreement, we acquired a minority equity interest in preferred stock of Caelum and an exclusive option to acquire the remaining equity in Caelum based on Phase II data, for pre-negotiated economics. We paid $30.0 during the first quarter 2019 and agreed to pay up to an additional $30.0 in contingent development milestones prior to our exercise of the option to acquire the remaining equity in Caelum. These contingent payments met the definition of a derivative liability and were initially recorded at fair value of $27.1, based on the probability-weighted cash flows, discounted using a cost of debt ranging from 3.3% to 3.5%.

In December 2019, following FDA feedback which resulted in the redesign and expansion of Caelum’s planned clinical development program for CAEL-101, we amended the terms of our existing option agreement with Caelum. The amendment modified the terms of the option to acquire the remaining equity in Caelum based on data from the expanded Phase II/III trials. The amendment also modified the development-related milestone events associated with the initial $30.0 in contingent payments, provided for an additional $20.0 in upfront funding, as well as funding of $60.0 in exchange for an additional equity interest at fair value upon achievement of a specific development-related milestone event. As of December 31, 2019 and in connection with the amendment, we remeasured the derivative liability related to the initial $30.0 in contingent payments to its fair value, or $24.0, based on the probability-weighted cash flows, discounted using a cost of debt of 2.1% and accrued for the additional $20.0 in upfront funding. We paid the additional $20.0 in upfront funding and the initial $30.0 in contingent payments in 2020.

Each reporting period, we adjust the derivative liability associated with the contingent payments to fair value with changes in fair value recognized in other income and (expense). Changes in fair values reflect new information about the probability and anticipated timing of meeting the conditions of the milestone payments. In the absence of new information, changes in fair value will only reflect the interest component of the liability related to the passage of time. The aggregate $30.0 milestone payments made during 2020 settled the derivative liability and reduced the derivative liability balance to zero. We recorded $6.0 of expense in other income and (expense) during the year ended December 31, 2020. We recorded $3.1 of income in other income and (expense) during the year ended December 31, 2019, including $4.1 as a result of the amendment to our agreement with Caelum.

17.       Restructuring and Related Expenses

During the third quarter 2020, we initiated restructuring activities primarily within our commercial organization as part of an initiative intended to redefine our operating model. The actions are intended to reallocate resources necessary to align our organization with our diversifying portfolio of new products and strategic objectives, and will include investments in digital capabilities, technologies and solutions to support a more virtual and digital customer experience and tailored to the markets in which we operate.

The actions are expected to be substantially completed during 2021, with the cumulative pretax costs to be incurred by the Company to implement the program estimated to be approximately $10.0, which has primarily been recognized during the year ended December 31, 2020. We expect that the pretax costs will primarily result in cash outlays, as the costs primarily relate to employee separation expenses.

In the first quarter 2019, we initiated corporate restructuring activities to re-align our international commercial organization through re-prioritization of certain geographical markets and to implement operational excellence through strategic reallocation of resources. Actions under the first quarter 2019 restructuring program have been completed.

In the first quarter 2017, we initiated a company-wide restructuring designed to help position the Company for sustainable, long-term growth that we believe will further allow us to fulfill our mission of serving patients and families with rare diseases. In September 2017, we committed to an operational plan to re-align the global organization with its refocused corporate strategy. The re-alignment included the relocation of the Company’s headquarters to Boston, Massachusetts and a reduction of the Company’s global workforce. The restructuring was designed to result in cost savings by focusing the development portfolio, simplifying business structures and process across the Company’s global operations, and closing multiple Alexion sites. Costs incurred during 2018 relate to the 2017 restructuring plan. Actions under the 2017 restructuring programs have been completed.

The following table summarizes the total expenses recorded related to the restructuring activities by type of activity and the locations recognized within the consolidated statements of operations:

	Dec-18					Dec-19				Dec-20
	Employee Separation Cost	Asset related Charges	Other	Total	Employee Separation Cost	Asset related Charges	Other	Total	Employee Separation Cost	Asset related Charges	Other	Total
Cost of sales (exclusive of amortization on purchased intangible assets)	—	5.8	—	5.8	—	—	—	—	—	—	—	—
Research and development	—	0.1	—	0.1	—	—	—	—	—	—	—	—
Selling, general and administrative	—	19.4	—	19.4	—	—	—	—	—	—	—	—
Restructuring expenses	4.6	—	20.9	25.5	8.4	—	3.6	12.0	8.4	—	1.9	10.3
Other Income and (expense)	—	—	(0.1)	(0.1)	—	—	—	—		—
	4.6	25.3	20.8	50.7	8.4	—	3.6	12.0	8.4	—	1.9	10.3

Employee separation costs are associated with headcount reductions.

Asset-related charges consist of accelerated depreciation costs and asset impairment charges. Accelerated depreciation costs primarily relates to site closures, including ARIMF (which was sold to a third-party in 2018). Accelerated depreciation costs represent the difference between the depreciation expense recognized over the revised useful life of the asset, based upon the anticipated date the site closure, and the depreciation expense as determined using the useful life prior to the restructuring activities. Asset impairment charges primarily related to manufacturing assets that will no longer be utilized due to the 2017 restructuring activities.

Other costs consist of contract termination expenses, relocation costs, and other costs incurred as a direct result of an exit plan.

The following table presents a reconciliation of the restructuring reserve recorded within accounts payable and accrued expenses on the Company’s consolidated balance sheets for the years ended December 31, 2020 and 2019:

The restructuring reserve of $8.2 and $6.8 is recorded in accounts payable and accrued expenses on the Company’s consolidated balance sheet as of December 31, 2020 and 2019, respectively. The accrued amounts are expected to be paid in the next twelve months. We currently estimate incurring an immaterial amount of restructuring expenses in 2021 related to the third quarter 2020 action.

	December 31, 2020			December 31, 2019
	Employee Separation Costs	Other	Total	Employee Separation Costs	Other	Total
Liability, beginning of year	3.3	3.5	6.8	4.2	—	4.2
Charges	14.3	2.4	16.7	14.2	3.0	17.2
Settlements	(3.5)	(5.4)	(8.9)	(9.3)	(0.1)	(9.4)
Adjustments to previous estimates	(5.9)	(0.5)	(6.4)	(5.8)	0.6	(5.2)
Liability, end of year	8.2	—	8.2	3.3	3.5	6.8

	December 31, 2018
	Employee Separation Costs	Asset- Related Charges	Other	Total
Liability, beginning of year	53.8	—	4.4	58.2
Charges	5.8	25.3	21.1	52.2
Settlements	(54.2)	—	(25.2)	(79.4)
Adjustments to previous estimates	(1.2)	—	(0.3)	(1.5)
Non-Cash Activity	—	(25.3)	—	(25.3)
Liability, end of year	4.2	—	—	4.2

The restructuring reserve of $4.2 is recorded in accounts payable and accrued expenses on the Company’s consolidated balance sheet as of December 31, 2018.

18.       Segment Information

We operate in a single segment, focusing on serving patients affected by rare diseases and devastating conditions through the discovery, development and commercialization of life-changing therapies. Consistent with our operational structure, our chief operating decision maker manages and allocates resources at a global, consolidated level. Therefore, results of our operations are reported on a consolidated basis for purposes of segment reporting, consistent with our management reporting. Disclosures about net product sales and long-lived assets by geographic area are presented below.

Net Product Sales

Net product sales by product and geographic region are as follows:

				% Change
	Year Ended December 31,			2020 compared	2019 compared
	2020	2019	2018	to 2019	to 2018
SOLIRIS
United States	2,259.7	2,014.0	1,588.4	12.2%	26.8%
Europe	1,033.3	1,049.8	1,036.7	(1.6)%	1.3%
Asia Pacific	343.0	423.5	382.0	(19.0)%	10.9%
Rest of World	428.2	459.1	555.9	(6.7)%	(17.4)%
	4,064.2	3,946.4	3,563.0	3.0%	10.8%
ULTOMIRIS
United States	646.0	236.8	—	172.8%	* *
Europe	170.4	52.2	—	226.4%	* *
Asia Pacific	255.3	49.9	—	411.6%	* *
Rest of World	5.0	—	—	* *	* *
	1,076.7	338. 9	—	* *	* *
STRENSIQ
United States	562.9	451.7	374.3	24.6%	20.7%
Europe	80.8	77.0	61.7	4.9%	24.8%
Asia Pacific	61.0	50.4	27.9	21.0%	80.6%
Rest of World	27.1	13.4	11.2	102.2%	19.6%
	731.8	592.5	475.1	23.5%	24.7%
ANDEXXA
United States	71.7	—	—	* *	* *
Europe	6.8	—	—	* *	* *
Asia Pacific	—	—	—	* *	* *
Rest of World	—	—	—	* *	* *
	78.5	—	—	* *	* *
KANUMA
United States	63.7	60.0	51.3	6.2%	17.0%
Europe	35.6	27.1	21.6	31.4%	25.5%
Asia Pacific	4.3	4.6	3.7	(6.5)%	24.3%
Rest of World	14.3	20.5	15.4	(30.2)%	33.1%
	117.9	112.2	92.0	5.1%	22.0%
Total Net Product Sales	6,069.1	4,990.0	4,130.1	21.6%	20.8%

**       Percentages not meaningful

Long-Lived Assets

Long-lived assets consist of property, plant and equipment.

Regions	2018	2019	2020
United States	468.3	272.8	261.0
Europe	1,001.1	889.6	976.2
Other	2.1	0.9	1.6
Total	1,471.5	1,163.3	1,238.8

19.       Quarterly Financial Information (unaudited)

The following condensed quarterly financial information is for the years ended December 31, 2020, 2019 and 2018:

2020 ($’m)	March 31	June 30		September 30	December 31
Total revenues	1,444.8	1,444.6		1,588.7	1,591.8
Cost of sales (exclusive of amortization of purchased intangible assets) (A)	111.7	144.9		144.7	152.2
Gross profit	1,333.1	1,299.7		1,444.0	1,439.6
Operating expenses	637.6	2,669.9	(1)	759.1	817.5
Operating income (loss)	695.5	(1,370.2	)(1)	684.9	622.1
Net income (loss)	557.6	(1,068.1	)(1)	578.1	535.8
Earnings (loss) per common share ($)
Basic	2.52	(4.84)		2.64	2.45
Diluted	2.50	(4.84)		2.62	2.42

2019 ($’m)	March 31		June 30	September 30	December 31
Revenues	1,140.40		1,203.30	1,263.10	1,384.30
Cost of sales (exclusive of amortization of purchased intangible asset)	85.80		99.20	95.20	114.30
Gross Profit	1,054.60		1,104.10	1,167.90	1,270.00
Operating expenses	537.80		571.50	637.90	729.00
Operating income	516.80		532.60	530.00	541.00
Net income	587.90	(2)	459.80	467.60	889.00	(3)
Earnings per common share ($)
Basic	2.63		2.05	2.09	4.02
Diluted	2.61		2.04	2.08	4.00

2018 ($’m)	March 31	June 30	September 30	December 31
Revenues	930.9	1,045.0	1,026.5	1,128.8
Cost of sales	91.6	95.3	90.6	96.8
Operating expenses	571.9	1,349.8	577.3	988.3
Operating income	267.4	(400.1)	358.6	43.7
Net income	249.1	(457.4)	330.9	(45.0)
Earnings per common share
Basic	1.1	(2.1)	1.5	(0.2)
Diluted	1.1	(2.1)	1.5	(0.2)

(A)	Gross profit is calculated as total revenues less cost of sales

(1)	Included within operating expenses for the second quarter 2020, we recorded an impairment charge of $2,042.3 to write-down the KANUMA intangible asset to fair value. The KANUMA intangible asset impairment resulted in a deferred tax benefit of $377.3. Refer to Note 4, Intangible Assets and Goodwill for additional information.

(2)	During the first quarter 2019, we recognized one-time tax benefits of $95.7 and $30.3 associated with a tax election made with respect to intellectual property of Wilson Therapeutics AB and a release of an existing valuation allowance, respectively. Refer to Note 12, Income Taxes for additional information.

(3)	During the fourth quarter 2019, we recognized a one-time tax benefit of $382.2 related to an intra-entity asset transfer of certain intellectual property within our captive foreign partnership. Refer to Note 12, Income Taxes for additional information.

20.       Subsequent Events

In January 2021, Alexion entered into a definitive asset purchase agreement with Rhythm Pharmaceuticals, Inc. (“Rhythm”) to acquire its Rare Pediatric Disease Priority Review Voucher (PRV) for $100.0. Alexion’s acquisition of Rhythm’s PRV is subject to the satisfaction of customary closing conditions and approval from relevant regulatory agencies, including the expiration or early termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act. Upon closing, we will make a $100.0 cash payment and we expect to capitalize the PRV as an acquired IPR&D intangible asset.

SECTION B — UNAUDITED RECONCILIATION OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO ALEXION

The consolidated financial information for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, as previously published by Alexion and set out in Section A of this Part IV (Historical Financial Information Relating to Alexion), has been prepared in accordance with US GAAP, which differ in certain respects from IFRS as applied by AstraZeneca in its audited consolidated financial statements for the year ended 31 December 2020.

These differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The reconciliation does not seek to reflect any changes to accounting estimates made by Alexion in preparing the underlying Alexion Group financial information and does not reflect any fair value adjustments which the directors of AstraZeneca may make as a result of the Transaction or may have made had the Transaction happened at any other date during the historical period shown.

The following unaudited reconciliations present the effect of the material differences between Alexion Group’s US GAAP accounting policies and the IFRS accounting policies applied by AstraZeneca on the consolidated profit and the net assets of the Alexion Group.

The adjustments to the Alexion Group’s net assets at each period end are cumulative adjustments to reflect AstraZeneca’s IFRS accounting policies. In contrast, the adjustments to profit in each period represent the effect for that reporting period only.

Unaudited reconciliation of Alexion’s net income for the years ended 31 December 2020, 2019 and 2018

		For the year ended 31 December
	Note	2020	2019	2018
		US$ m	US$ m	US$ m
Consolidated net income for the period attributable to Alexion as reported by Alexion (US GAAP)	1	603	2,404	78
Adjusted for differences from AstraZeneca accounting policies
Capitalised R&D	2	5	70	1,229
Impairment	3	(46)	(379)	—
Leases	4	(2)	(3)	(102)
Financial instruments	5	(56)	(69)	(24)
Other	6	(4)	(4)	(4)
Tax impact of accounting adjustments above	7	26	(94)	15
Tax accounting adjustments	8	15	(10)	35
Consolidated profit for the period attributable to Alexion under AstraZeneca accounting policies (IFRS)		541	1,915	1,227

Unaudited reconciliation of Alexion’s net assets as at 31 December 2020, 2019 and 2018

		As at 31 December
	Note	2020	2019	2018
		US$ m	US$ m	US$ m
Consolidated net assets as reported by Alexion (US GAAP)	1	11,651	11,272	9,165
Adjusted for differences from AstraZeneca accounting policies
Capitalised R&D	2	1,357	1,351	1,282
Impairment	3	(425)	(379)	—
Leases	4	(6)	(4)	(117)
Financial instruments	5	10	15	19
Other	6	11	—	—
Tax impact of accounting adjustments above	7	(126)	(136)	—
Tax accounting adjustments	8	54	16	20
Consolidated net assets of Alexion under AstraZeneca accounting policies (IFRS)		12,526	12,135	10,369

Notes

(1)	The net assets and profit of the Alexion Group as at and for the years ended 31 December 2020, 2019 and 2018 have been extracted without material adjustment from the Alexion Group consolidated financial information set out in Section A of this Part IV (Historical Financial Information Relating to Alexion).

(2)	Under US GAAP, costs incurred to acquire intellectual property (e.g. patents, licenses and development and commercial rights to product candidates) and IPR&D assets were charged to the statement of operations by Alexion. Under IFRS, such costs would be capitalised as intangible assets, or recorded as prepaid R&D. Milestones payable would only be accrued once the relevant performance condition has been satisfied.

Adjustments have been made to reflect the impact of capitalising costs related to acquired intellectual property and IPR&D assets and derecognising accrued milestones to net assets for each of the years ended 31 December 2020, 2019 and 2018 and to profit for each of the years then ended.

(3)	Further to the capitalisation of costs incurred to acquire intellectual property (e.g. patents, licenses and development and commercial rights to product candidates) and IPR&D assets under IFRS, annual impairment tests were performed. Intangible assets in development are not amortised but tested for impairment annually.

Adjustments have been made to record impairment charges related to acquired intellectual property and IPR&D assets to net assets for each of the years ended 31 December 2020 and 2019 and to profit for each of the years then ended.

(4)	Under US GAAP, Right of Use (“ROU”) assets under operating leases are amortised. Amortisation is calculated as the difference between the operating lease expense and the interest accretion amount and Alexion presents the combined operating lease expense (inclusive of the interest accretion portion) within selling, general and administrative costs. Further, Alexion did not separate the lease and non-lease components upon transition to ASC 842 with the exception of Contract Manufacturing Organisation contracts. Prior to transition to ASC 842 (1 January 2019), Alexion capitalised costs related to the construction of leased assets on the basis that, as the lessee, Alexion was deemed the accounting owner of the asset under construction in line with the build to suit designation. Additionally, Alexion capitalised the incremental costs (lease incentive payments made by Alexion and broker fees paid by Alexion) related to a lease modification.

Under IFRS, a straight-line amortisation method is used, based on the shorter of the term of the lease or useful economic life of the underlying asset and AstraZeneca would present the interest accretion portion for all leases within finance expense. AstraZeneca would separate all lease and non-lease components upon transition to IFRS 16. Prior to transition to IFRS 16 (1 January 2019), AstraZeneca would derecognise all amounts with the exception of those which relate to lessee owned assets (leasehold improvements) and amounts reclassified as prepaid rent (tenant improvement works, engineering batches and funding of landlord owned assets) and capitalise the associated lease asset and liability balances for finance leases only. Additionally, AstraZeneca would account for the lease modification by proportionally reducing the lease asset and liability balances, accelerating the amortisation of prepaid balances, impairing the leasehold improvements linked to the exited space and expensing the incremental costs associated with the modification.

Adjustments have been made to reflect the amortisation of ROU assets on a straight-line basis, reclassification of interest accretion and the separation of lease and non-lease components upon transition to IFRS 16. Prior to IFRS 16 transition, adjustments have been made to reflect the derecognition of lessor owned assets, reclassification of prepaid rent balances, capitalisation of finance lease balances and derecognition of finance lease assets due to lease modification. As a result, net assets for each of the years ended 31 December 2020, 2019 and 2018 and profit for each of the years then ended have been adjusted.

(5)	Under US GAAP, when there is a debt modification event, no gain/loss is recognised. Rather a new effective interest rate is established based on the carrying value of the debt and the revised cash flows. Under IFRS, a gain/loss is recognised immediately. Under US GAAP, investments in equity securities are measured at fair value through profit and loss whilst under IFRS, AstraZeneca would measure them at fair value through other comprehensive income. There is no measurement difference on the statement of financial position carrying value.

As a result, net assets for each of the years ended 31 December 2020, 2019 and 2018 have been adjusted to reflect the debt modification event in 2018 and the associated finance expense impact. Profit for each of the years then ended has been adjusted for the finance expense impact of the debt modification and for the reclassification to other comprehensive income of net gains on equity securities, which has no effect on net assets.

(6)	Under US GAAP, Alexion elected to apply the straight-line approach for graded vesting when measuring share-based payment replacement awards. Under IFRS, AstraZeneca would use the graded vesting method, resulting in a higher proportion of cost being allocated to the earlier years. For replacement awards in a business combination, this would result in more goodwill and less acquisition related costs.

Adjustments have been made to reflect the application of the graded vesting method to net assets for the year ended 31 December 2020 and to profit for the years ended 31 December 2020, 2019 and 2018. There is no impact to net assets for the years ended 31 December 2019 and 2018.

(7)	The deferred tax impacts of each adjustment in notes 1 to 5 above at 31 December 2020, 2019 and 2018 or for the years ended 31 December 2020, 2019 and 2018, respectively, is:

Deferred tax asset/(liability)

1.      Capitalised R&D: US$(137) million (2019: US$(134) million, 2018: US$(22) million)

2.      Impairment: US$11 million (2019: US$ nil, 2018: US$ nil)

3.      Leases: US$2 million (2019:US$1 million, 2018: US$26 million)

4.      Financial instruments: US$(2) million (2019: US$(3) million, 2018: US$(4) million)

5.      Share based compensation: $nil (2019: US$ nil, 2018: US$ nil)

Deferred tax benefit/(charge)

1.      Capitalised R&D: US$(2) million (2019: US$(112) million, 2018: US$(11) million)

2.      Impairment: US$11 million (2019: US$ nil, 2018: US$ nil)

3.      Leases: US$1 million (2019: US$1 million, 2018: $23 million)

4.      Financial instruments: US$13 million (2019: US$16 million, 2018: US$6 million)

5.      Share based compensation: US$3 million (2019: US$1 million, 2018: US$(3) million)

(8)	Under US GAAP, Alexion deferred the current tax on the intercompany transfer of inventory which was booked at the seller’s rate, with no deferred tax impact being booked. Under IFRS, the current tax impact is recorded in the income statement (also at the seller’s rate) with a corresponding deferred tax asset recorded at the buyer’s rate.

This adjustment results in a decrease to the reported net deferred tax liabilities and a reduction in prepaid tax balances. The decrease in net deferred tax liabilities is higher than the reduction in prepaid tax balances because of differences in tax rates between buying and selling companies.

Under US GAAP, Alexion measured deferred tax on stock based compensation based on the related expense in the statement of operations as it accrued. Under IFRS, AstraZeneca would measure the deferred tax asset based on the estimated future tax deduction by reference to the share price at the statement of financial position date. Where this estimate exceeds the associated cumulative expense within the income statement, the excess is recognised directly in equity.

These changes have resulted in a decrease in net deferred tax liabilities in 2020 and higher net deferred tax liabilities in 2019 and 2018, reflecting the different approach to measuring the deferred tax asset under IFRS.

SECTION C — ACCOUNTANTS’ REPORT ON THE UNAUDITED RECONCILIATION OF CONSOLIDATED HISTORICAL FINANCIAL INFORMATION RELATING TO ALEXION

The directors (the “Directors”)

AstraZeneca plc

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge

United Kingdom

CB2 0AA

Evercore Partners International LLP

15 Stanhope Gate

London

United Kingdom W1K 1LN

12 April 2021

Dear Ladies and Gentlemen

AstraZeneca plc (the “Company”): Proposed acquisition of Alexion Pharmaceuticals, Inc. (“Alexion”)

We report on the unaudited reconciliation of consolidated net income for each of the years in the three-year period ended 31 December 2020 and of the consolidated net assets as at 31 December 2018, 2019 and 2020, together the "Financial Information", as previously reported in the financial statements of Alexion prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the Company's accounting policies used in preparing the Company's last set of annual financial statements (the "Reconciliation"), set out in Section B of Part IV of the circular of the Company dated 12 April 2021 (the “Circular”).

This report is required by item 13.5.27R(2)(a) of the Listing Rules of the Financial Conduct Authority (the “Listing Rules”) and is given for the purpose of complying with that Listing Rule and for no other purpose.

Opinion

In our opinion:

(a)	the Reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company's accounting policies.

Responsibilities

It is the responsibility of the Directors to prepare the Reconciliation in accordance with Listing Rule 13.5.27R(2)(a).

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH
Tel: +44 (0) 20 7583 5000, Fax: +44 (0) 20 7212 4652

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH.PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business and by the Solicitors Regulation Authority for regulated legal activities.

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a) as to whether:

a)	the Reconciliation has been properly compiled on the basis stated; and
b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company's accounting policies, and to report that opinion to you.

The Reconciliation is based on the audited balance sheets as at 31 December 2018, 2019 and 2020 and income statements for each of the years then ended of Alexion which were the responsibility of the directors of Alexion and were audited by another firm of accountants. We do not accept any responsibility for any of the historical financial statements of Alexion, nor do we express any opinion on those financial statements.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of Preparation

This reconciliation has been prepared for inclusion in the Circular on the basis set out in Section B of Part IV of this Circular.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council (“FRC”) in the United Kingdom. We are independent in accordance with the FRC’s Ethical Standard as applied to Investment Circular Reporting Engagements and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted financial information of Alexion has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the Financial Information on a basis consistent in all material respects with the Company’s accounting policies have been made, examination of evidence supporting the adjustments in the Reconciliation and checking the arithmetical accuracy of the calculations within the Reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company's accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Yours faithfully,

PricewaterhouseCoopers LLP
Chartered Accountants

PART V
UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE COMBINED GROUP

SECTION A — UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma income statement for the year ended 31 December 2020 and the unaudited pro forma net assets statement as at 31 December 2020 for the Combined Group set out in this Part V (Unaudited Pro Forma Financial Information on the Combined Group) (together the “Unaudited Pro Forma Financial Information”) have been prepared on the basis of the notes set out below to illustrate the effect of the proposed acquisition and the related financing on the income statement of AstraZeneca as if it had occurred on 1 January 2020 and on the statement of net assets of AstraZeneca as if it had occurred on 31 December 2020.

The Unaudited Pro Forma Financial Information has been prepared in accordance with item 13.3.3R of the Listing Rules and in a manner consistent with the accounting policies adopted by AstraZeneca in preparing the audited consolidated financial statements for the year ended 31 December 2020. This Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent AstraZeneca’s or Alexion’s actual financial position or results. It does not purport to represent what the Combined Group’s financial position actually would have been if the Transaction and the related financing had been completed on the dates indicated, nor is it indicative of the results that may or may not be expected to be achieved in the future.

The Unaudited Pro Forma Financial Information does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Shareholders should read the whole of this document and not rely solely on the summarised financial information contained in this Part V (Unaudited Pro Forma Financial Information on the Combined Group).

In addition to the matters noted above, the Unaudited Pro Forma Financial Information does not reflect the effect of anticipated synergies and efficiencies or the related costs of achieving these synergies that may result from the acquisition.

Unaudited Pro Forma Income Statement

			Pro forma adjustments			Pro forma Combined Group
For the year ended 31 December 2020	AstraZeneca (1)	Alexion (2)	PPA (3)	Financing (4)	Other (5)
	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Product sales	25,890	6,069	—	—	—	31,959
Collaboration revenue	727	—	—	—	—	727
Total revenue	26,617	6,069	—	—	—	32,686
Cost of sales	(5,299)	(664)	(2,976)	—	(3)	(8,942)
Gross profit	21,318	5,405	(2,976)	—	(3)	23,744
Distribution costs	(399)	(36)	—	—	—	(435)
Research and development expense	(5,991)	(951)	—	—	(17)	(6,959)
Selling, general and administrative costs	(11,294)	(3,829)	(2,019)	—	(356)	(17,498)
Other operating income and expense	1,528	(9)	—	—	—	1,519
Operating profit	5,162	580	(4,995)	—	(376)	371
Finance income	87	14	—	—	—	101
Finance expense	(1,306)	(123)	—	(83)	—	(1,512)
Share of after tax losses in associates and joint ventures	(27)	—	—	—	—	(27)
Profit/(loss) before tax	3,916	471	(4,995)	(83)	(376)	(1,067)
Taxation	(772)	70	1,011	14	21	344
Profit/(loss) for the period	3,144	541	(3,984)	(69)	(355)	(723)

Unaudited Pro Forma Net Assets Statement

			Pro forma adjustments			Pro forma Combined Group
As at 31 December 2020	AstraZeneca (1)	Alexion (2)	PPA (3)	Financing (4)	Other (5)
	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Non-current assets
Property, plant and equipment	8,251	1,080	627	—	—	9,958
Right-of-use assets	666	306	—	—	—	972
Goodwill	11,845	5,111	(408)		98	16,646
Intangible assets	20,947	3,982	25,298	—	—	50,227
Investments in associates and joint ventures	39	42	—	—	—	81
Other investments	1,108	158	—	—	—	1,266
Derivative financial instruments	171	—	—	—	—	171
Other receivables	720	220	49	—	—	989
Deferred tax assets	3,438	2,199	(1,892)	—	—	3,745
	47,185	13,098	23,674	—	98	84,055
Current assets
Inventories	4,024	862	3,440	—	—	8,326
Trade and other receivables	7,022	1,887	—	(20)	—	8,889
Other investments	160	35	—	—	—	195
Derivative financial instruments	142	26	—	—	—	168
Income tax receivable	364	45	—	—	—	409
Cash and cash equivalents	7,832	2,964	(13,283)	14,106	(355)	11,264
	19,544	5,819	(9,843)	14,086	(355)	29,251
Total assets	66,729	18,917	13,831	14,086	(257)	113,306
Current liabilities
Interest-bearing loans and borrowings	(2,194)	(142)	—	(12,350)	—	(14,686)
Lease liabilities	(192)	(34)	—	—	—	(226)
Trade and other payables	(15,785)	(1,151)	—	—	—	(16,936)
Derivative financial instruments	(33)	(126)	—	—	—	(159)
Provisions	(976)	(69)	—	—	—	(1,045)
Income tax payable	(1,127)	(194)	—	—	—	(1,321)
	(20,307)	(1,716)	—	(12,350)	—	(34,373)
Non-current liabilities
Interest-bearing loans and borrowings	(17,505)	(2,410)	—	(1,745)	—	(21,660)
Lease liabilities	(489)	(227)	—	—	—	(716)
Derivative financial instruments	(2)	(47)	—	—	—	(49)
Deferred tax liabilities	(2,918)	(1,601)	(3,118)	—	—	(7,637)
Retirement benefit obligations	(3,202)	(33)	—	—	—	(3,235)
Provisions	(584)	—	—	—	—	(584)
Other payables	(6,084)	(357)	(70)	—	—	(6,511)
	(30,784)	(4,675)	(3,188)	(1,745)	—	(40,392)
Total liabilities	(51,091)	(6,391)	(3,188)	(14,095)	—	(74,765)
Net assets	15,638	12,526	10,643	(9)	(257)	38,541

Notes

Note 1. AstraZeneca

AstraZeneca’s financial information as at 31 December 2020 has been extracted, without material adjustment, from AstraZeneca’s published financial information for the year ended 31 December 2020, which is incorporated by reference in Part VII (Documentation Incorporated by Reference) of this document.

Note 2. Alexion

The tables below illustrate the impact of adjustments made to Alexion’s consolidated income statement and statement of net assets as at 31 December 2020 in order to present them on a basis consistent with AstraZeneca’s accounting policies under IFRS. The adjustments have been prepared as if Alexion had always applied IFRS.

Unaudited adjusted Alexion consolidated income statement for the year ended 31 December 2020

		Reclassifications and US GAAP to IFRS adjustments
For the year ended 31 December 2020 Note references	Alexion (US GAAP) 2a	Reclassifications 2b	Capitalised R&D 2c	Leases 2d	Financial instruments 2e	Other 2f	Deferred tax 2g	Adjusted Alexion (IFRS)
	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Product sales	6,069	—	—	—	—	—	—	6,069
Other revenue	1	(1)	—	—	—	—	—	—
Total revenue	6,070	(1)	—	—	—	—	—	6,069
Cost of sales	(554)	(110)	—	—	—	—	—	(664)
Gross profit	5,516	(111)	—	—	—	—	—	5,405
Distribution costs	—	(36)	—	—	—	—	—	(36)
Research and development expense	(1,003)	93	(41)	—	—	—	—	(951)
Selling, general and administrative costs	(1,400)	(2,430)	—	5	—	(4)	—	(3,829)
Amortisation of purchased intangible assets	(254)	254	—	—	—	—	—	—
Change in fair value of contingent consideration	(61)	61	—	—	—	—	—	—
Acquisition-related costs	(118)	118	—	—	—	—	—	—
Restructuring expenses	(10)	10	—	—	—	—	—	—
Impairment of intangible assets	(2,053)	2,053	—	—	—	—	—	—
Gain on sale of assets	15	(15)	—	—	—	—	—	—
Other operating income and expense	—	(9)	—	—	—	—	—	(9)
Operating profit	632	(12)	(41)	5	—	(4)	—	580
Investment income, net	45	(45)	—	—	—	—	—	—
Interest expense	(105)	105	—	—	—	—	—	—
Other income and (expense)	(3)	3	—	—	—	—	—	—
Finance income	—	66	—	—	(52)	—	—	14
Finance expense	—	(112)	—	(7)	(4)	—	—	(123)
Profit before tax	569	5	(41)	(2)	(56)	(4)	—	471

Unaudited adjusted Alexion consolidated statement of net assets as at 31 December 2020

		Reclassifications and US GAAP to IFRS adjustments
For the year ended 31 December 2020 Note references	Alexion (US GAAP) 2a	Reclassifications 2b	Capitalised R&D 2c	Leases 2d	Financial instruments 2e	Other 2f	Deferred tax 2g	Adjusted Alexion (IFRS)
	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Taxation	34	(5)	9	1	13	3	15	70
Profit for the period	603	—	(32)	(1)	(43)	(1)	15	541

Unaudited adjusted Alexion consolidated statement of net assets as at 31 December 2020

		Reclassifications and US GAAP to IFRS adjustments
As at 31 December 2020 Note 2 references	Alexion (US GAAP) 2a	Reclassifications 2b	Capitalised R&D 2c	Leases 2d	Financial instruments 2e	Other 2f	Deferred Tax 2g	Adjusted Alexion (IFRS)

	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Non-current assets
Property, plant and equipment, net	1,239	(159)	—	—	—	—	—	1,080
Right-of-use assets	223	106	—	(23)	—	—	—	306
Goodwill	5,100	—	—	—	—	11	—	5,111
Intangible assets, net	3,003	53	926	—	—	—	—	3,982
Other assets	506	(506)	—	—	—	—	—	—
Investments in associates and joint ventures	—	42	—	—	—	—	—	42
Other investments	—	158	—	—	—	—	—	158
Other receivables	—	220	—	—	—	—	—	220
Deferred tax assets	2,199	—	—	—	—	—	—	2,199
	12,270	(86)	926	(23)	—	11	—	13,098
Current assets
Marketable securities	35	(35)	—	—	—	—	—	—
Trade accounts receivable, net	1,409	(1,409)	—	—	—	—	—	—
Prepaid expenses and other current assets	649	(649)	—	—	—	—	—	—
Inventories	776	86	—	—	—	—	—	862
Trade and other receivables	—	1,987	3	—	—	—	(103)	1,887
Other investments	—	35	—	—	—	—	—	35
Derivative financial instruments	—	26	—	—	—	—	—	26
Income tax receivable	—	45	—	—	—	—	—	45
Cash and cash equivalents	2,964	—	—	—	—	—	—	2,964
	5,833	86	3	—	—	—	(103)	5,819
Total assets	18,103	—	929	(23)	—	11	(103)	18,917
Current liabilities
Accounts payable	(119)	119	—	—	—	—	—	—
Accrued expenses	(1,085)	1,085	—	—	—	—	—	—

		Reclassifications and US GAAP to IFRS adjustments
As at 31 December 2020 Note 2 references	Alexion (US GAAP) 2a	Reclassifications 2b	Capitalised R&D 2c	Leases 2d	Financial instruments 2e	Other 2f	Deferred Tax 2g	Adjusted Alexion (IFRS)

	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m	US$ m
Current portion of long term debt	(142)	142	—	—	—	—	—	—
Current portion of contingent consideration	(115)	115	—	—	—	—	—	—
Other current liabilities	(164)	164	—	—	—	—	—	—
Interest-bearing loans and borrowings	—	(142)	—	—	—	—	—	(142)
Lease liabilities	—	(34)	—	—	—	—	—	(34)
Trade and other payables	—	(1,154)	3	—	—	—	—	(1,151)
Derivative financial instruments	—	(126)	—	—	—	—	—	(126)
Provisions	—	(69)	—	—	—	—	—	(69)
Income tax payable	—	(194)	—	—	—	—	—	(194)
	(1,625)	(94)	3	—	—	—	—	(1,716)
Non-current liabilities
Long term debt, less current portion	(2,420)	2,420	—	—	—	—	—	—
Continent consideration	(299)	299	—	—	—	—	—	—
Noncurrent operating lease liabilities	(177)	177	—	—	—	—	—	—
Other liabilities	(299)	299	—	—	—	—	—	—
Interest bearing loans and borrowings	—	(2,420)	—	—	10	—	—	(2,410)
Lease liabilities	—	(244)	—	17	—	—	—	(227)
Deferred tax liabilities	(1,632)	—	(126)	2	(2)	—	157	(1,601)
Derivative financial instruments	—	(47)	—	—	—	—	—	(47)
Retirement benefit obligations	—	(33)	—	—	—	—	—	(33)
Other payables	—	(357)	—	—	—	—		(357)
	(4,827)	94	(126)	19	8	—	157	(4,675)
Total liabilities	(6,452)	—	(123)	19	8	—	157	(6,391)
Net assets	11,651	—	806	(4)	8	11	54	12,526

(a)	The Alexion income statement and statement of net assets prepared in accordance with US GAAP have been extracted without material adjustment from Alexion’s consolidated financial statements included in Alexion’s Annual Report on Form 10-K for the year ended 31 December 2020 and included in Part IV (Historical Financial Information relating to Alexion) of this document.

(b)	The classification of certain items presented by Alexion under US GAAP has been modified in order to align with the presentation used by AstraZeneca under IFRS.

Modifications to Alexion’s historical consolidated income statement presentation include:

•	Separate presentation of components of ‘research and development’ (US$1,003 million) in ‘research and development expense’ (US$898 million), ‘distribution costs’ (US$10 million) and ‘cost of sales’ (US$95 million);

•	Separate presentation of components of ‘selling, general and administrative’ (US$1,400 million) in ‘selling, general and administrative costs’ (US$1,368 million), ‘distribution costs’ (US$26 million), ‘cost of sales’ (US$1 million) and ‘taxation’ (US$5 million);

•	Presentation of ‘amortisation of purchased intangible assets’ (US$254 million) in ‘selling, general and administrative costs’ (US$254 million);

•	Separate presentation of components of ‘change in fair value of contingent consideration’ (US$61 million) in ‘selling, general and administrative costs’ (US$40 million) and ‘finance expense’ (US$21 million);

•	Presentation of ‘acquisition-related costs’ (US$118 million) in ‘selling, general and administrative costs’ (US$118 million);

•	Separate presentation of components of ‘restructuring expenses’ (US$10 million) in ‘research and development expense’ (US$1 million) and ‘selling, general and administrative costs’ (US$9 million);

•	Separate presentation of components of ‘impairment of intangible assets’ (US$2,053 million) in ‘selling, general and administrative costs’ (US$2,042 million) and ‘research and development expense’ (US$11 million);

•	Presentation of ‘gain on sale of asset’ (US$15 million) in ‘other operating income and expense’ (US$15 million);

•	Presentation of ‘investment income, net’ (US$45 million) in ‘finance income’ (US$66 million) and ‘other operating income and expense’ (US$(21) million);

•	Separate presentation of components of ‘other income and (expense)’ (US$(3) million) in ‘finance expense’ (US$14 million), ‘other operating income and expense’ (US$(3) million) and ‘cost of sales’ (US$(14) million); and

•	Presentation of ‘interest expense’ (US$105 million) in ‘finance expense’ (US$105 million).

Modifications to Alexion’s historical consolidated balance sheet presentation include:

•	Presentation of ‘marketable securities’ (US$35 million) in ‘other investments’ (current) (US$35 million);

•	Separate presentation of components of ‘property, plant and equipment’ (US$1,239 million) within ‘right-of-use assets’ (US$106 million), ‘intangible assets’ (US$53 million) and ‘property, plant and equipment’ (US$1,080 million);

•	Separate presentation of components of ‘other assets’ (non-current) (US$506 million) within ‘other investments’ (non-current) (US$158 million), ‘inventories’ (US$86 million), ‘other receivables’ (US$220 million) and ‘investments in associates and joint ventures’ (US$42 million);

•	Presentation of ‘trade and other receivables, net’ (US$1,409 million) in ‘trade and other receivables’ (US$1,409 million);

•	Separate presentation of components of ‘prepaid expenses and other current assets’ (US$649 million) within ‘income tax receivable’ (US$45 million), ‘derivative financial instruments’ (current) (US$26 million) and ‘trade and other receivables’ (US$578 million);

•	Presentation of ‘current portion of long-term debt’ (US$142 million) within ‘interest-bearing loans and borrowings’ (current) (US$142 million);

•	Presentation of ‘current portion of contingent consideration’ (US$115 million) in ‘trade and other payables’ (US$115 million);

•	Separate presentation of components of ‘accrued expenses’ (US$1,085 million) in ‘provisions’ (current) (US$69 million), ‘income tax payable’ (US$100 million) and ‘trade and other payables’ (US$916 million);

•	Presentation of ‘accounts payable’ (US$119 million) in ‘trade and other payables’ (US$119 million);

•	Separate presentation of components of ‘other current liabilities’ (US$164 million) within ‘lease liabilities’ (current) (US$34 million), ‘derivative financial instruments’ (current) (US$126 million) and ‘trade and other payables’ (US$4 million);

•	Separate presentation of components of ‘contingent consideration’ (non-current) (US$299 million) in ‘other payables’ (US$299 million);

•	Presentation of ‘noncurrent operating lease liabilities’ (US$177 million) in ‘lease liabilities’ (non- current) (US$177 million);

•	Presentation of ‘long-term debt, less current portion’ (US$2,420 million) within ‘interest-bearing loans and borrowings’ (non-current) (US$2,420 million);

•	Separate presentation of non-current ‘other liabilities’ (US$299 million) within ‘lease liabilities’ (non- current) (US$67 million), ‘derivative finance instruments’ (non-current) (US$47 million), ‘retirement benefit obligations’ (US$33 million), ‘income tax payable’ (US$94 million) and ‘other payables’ (US$58 million);

•	Separate presentation of ‘additional paid-in capital’ (US$9,153 million) within ‘share premium account’ (US$6,172 million) and ‘retained earnings’ (US$2,981 million);

•	Presentation of ‘treasury stock’ (US$2,620 million) within ‘retained earnings’ (US$2,620 million); and

•	Presentation of ‘accumulated other comprehensive loss’ (US$125 million) in ‘retained earnings’ (US$125 million).

(c)	Capitalised R&D

Under US GAAP, costs incurred to acquire intellectual property (e.g. patents, licenses and development and commercial rights to product candidates) and IPR&D assets were charged to the income statement by Alexion. Under IFRS, such costs would be capitalised as intangible assets, or recorded as prepaid R&D. Milestones payable would only be accrued once the relevant performance condition has been satisfied. Intangible assets in development are not amortised but tested for impairment annually.

As a result, additional intangible assets of US$926 million, prepaid R&D of US$3 million and reversal of accrued milestones of US$3 million have been recorded in the net assets statement at 31 December 2020 along with the related impact to deferred tax liabilities of US$126 million. In the income statement there is a US$41 million charge to Research and Development expense and an income tax benefit of US$9 million.

(d)	Leases

Under US GAAP, Right of Use (“ROU”) assets under operating leases are amortised. Amortisation is calculated based on the difference between the operating lease expense and the interest accretion amount and Alexion presents the combined operating lease expense (inclusive of the interest accretion portion) within selling, general and administrative costs. Further, Alexion did not separate the lease and non-lease components upon transition to ASC 842 with the exception of Contract Manufacturing Organisation contracts. Under IFRS, a straight line basis is used, amortising over the shorter of the term of the lease or useful economic life of the underlying asset and AstraZeneca would present the interest accretion portion for all leases within finance expense. AstraZeneca would separate all lease and non-lease components upon transition to IFRS 16.

As a result, ROU assets of US$23 million and lease liabilities of US$17 million have been derecognised in the net assets statement at 31 December 2020 along with the related impact to deferred tax liabilities of US$2 million. The income statement reflects a US$5 million reduction in selling, general and administrative costs, US$7 million increase to finance costs and a related tax benefit of US$1 million.

(e)	Financial instruments

Under US GAAP, when there is a debt modification event, no gain/loss is recognised. Rather a new effective interest rate is established based on the carrying value of the debt and the revised cash flows. Under IFRS, a gain/loss is recognised immediately. Under US GAAP, investments in equity securities are measured at fair value through profit and loss whilst under IFRS, AstraZeneca would measure them at fair value through other comprehensive income. There is no measurement difference on the net assets statement carrying value.

As a result, in relation to Alexion’s debt modification in 2018, the carrying value has been reduced by US$10 million, with an associated deferred tax adjustment of US$2 million, and an additional finance expense of US$4 million has been recognised, with a related tax benefit of US$1 million. In relation to the investment in equity securities, net gains of US$52 million, less the related tax impact of US$12 million, have been reclassified to other comprehensive income.

(f)    Other

Under US GAAP, Alexion elected to apply the straight line approach for graded vesting when measuring share based payment replacement awards. Under IFRS, AstraZeneca would use the graded vesting method, resulting in a higher proportion of cost being allocated to the earlier years. For replacement awards in a business combination, this would result in more goodwill and less acquisition related costs.

As a result, US$15 million of additional selling, general and administrative costs along with the related tax adjustment of US$3 million are included in the income statement and an US$11 million increase in goodwill has been recorded in the net assets statement at 31 December 2020 with an equal reduction in acquisition related costs in the income statement which is presented within selling, general and administrative costs.

(g)    Deferred tax

Under US GAAP, Alexion deferred the current tax on the intercompany transfer of inventory which was booked at the seller’s rate, with no deferred tax impact being booked. Under IFRS, the current tax impact is recorded in the income statement (also at the seller’s rate) with a corresponding deferred tax asset recorded at the buyer’s rate.

As a result of the recognition of the deferred tax asset, net deferred tax liabilities have reduced by US$147 million. Trade and other receivables have also reduced by US$103 million due to reversal of the deferred current tax charge. The net impact of these two amounts results in a credit to retained earnings of US$39 million and a credit to the income statement of US$5m.

Under US GAAP, Alexion measured deferred tax on stock based compensation based on the related income statement expense as it accrued. Under IFRS, AstraZeneca would measure the deferred tax asset based on the estimated future tax deduction by reference to the share price at the net assets statement date. Where this estimate exceeds the associated cumulative income statement expense, the excess is recognised directly in equity.

As a result of the recognition of the additional deferred tax asset under IFRS, net deferred tax liabilities have reduced by US$10 million.

Note 3. Preliminary purchase consideration and allocation

The acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Under this method, the Alexion assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS, AstraZeneca measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The purchase price allocation has been undertaken on a preliminary basis utilising the information that was made available to management at this stage of the transaction, including limited access to Alexion. Once further information is made available, which may be pre or post-close, the PPA will be updated and the allocation of the fair value uplift between the various asset and liability categories and goodwill may change. It is not possible to quantify the impact of any potential reallocation at this stage.

The estimated purchase consideration is calculated as follows:

Number of Alexion Shares outstanding as of 7 April 2021	220,921,349
Net share options	468,471

Total number of shares outstanding	221,389,820
Exchange ratio	2.1243
Total number of AstraZeneca ADSs to be issued to Alexion Shareholders	470,298,395
AstraZeneca ADS share price as of 7 April 2021 (US$)	48.42

Equity consideration (US$ millions)	22,772
Consideration related to RSUs/PSUs vesting before 31 December 2020 (US$ millions)	397	(iii)

Total equity consideration (US$ millions)	23,169	(i)
Cash consideration (US$ millions)	13,283	(ii)

Total purchase consideration (US$ millions)	36,452

(i)	The total equity consideration for each share of Alexion common stock was estimated using the closing price of AstraZeneca ADSs on NASDAQ as of 7 April 2021 and the number of shares outstanding as of 7 April 2021 which was the last practicable date prior to the issuance of this Unaudited Pro Forma Financial Information. The proportion of the Alexion RSUs and PSUs vesting prior to the financial year ending 31 December 2020 were also included within the total equity consideration. The actual purchase consideration will be determined upon the completion of the acquisition.

(ii)	The total cash consideration was estimated using the shares of Alexion common stock outstanding as of 7 April 2021 and the US$60 due to Alexion shareholders for each share of Alexion common stock.

(iii)	The portion of the fair value of Alexion’s equity awards attributable to pre-combination service that will be assumed by AstraZeneca upon completion of the acquisition amounts to US$397 million and the incremental stock-based compensation expense resulting from the step up to fair value of Alexion’s share-based compensation instruments which will be replaced with AstraZeneca instruments upon consummation of the acquisition is US$64 million (see note 5(iv)).

The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities is as follows:

Estimated fair values of assets acquired and liabilities assumed	$ m
Property, plant and equipment	1,707	(iv)
Goodwill	4,703	(v)
Intangible assets	29,280	(vi)
Inventory	4,302	(vii)
Cash and cash equivalents	2,964
Interest bearing loans and borrowings	(2,552)
Deferred tax assets/liabilities	(4,412	)(viii)
Contingent liabilities	(70	)(ix)
Other assets/liabilities	530
Total allocation	36,452

Except as discussed below, the carrying value of Alexion’s assets and liabilities are considered to approximate their fair values.

(iv)	The estimated fair value of property, plant and equipment (PPE) is US$1,707 million (including the US$539 million process performance qualification (PPQ) adjustment in note (vii) below), which represents an uplift of US$627 million. The PPE was valued based on a Cost Approach, specifically the Replacement Cost New (RCN) method using an indirect cost approach. The RCN of the assets has been calculated by indexing the historical cost as listed in the fixed asset register as at 31 December 2020 whilst adjusting for depreciation. The fair value uplift is split by US$539 million in relation to PPQ, US$59 million related to assets in use and US$29 million related to assets under construction.

(v)	The goodwill balance arising from the acquisition is estimated to be US$4,703 million, which represents a net adjustment of US$(408) million. The goodwill has been calculated as the excess of the purchase consideration of US$36,452 million over the fair value of the net assets acquired of US$31,749 million.

(vi)	The fair value of Alexion’s intangible assets is estimated to be US$29,280 million, or a net increase of US$25,298 million compared to a carrying value of US$3,982 million. The primary intangible assets include product rights and IPR&D, for which the fair value estimates of identifiable intangible assets have been determined using the income approach. Software of US$53 million is held at book value.

The fair value and weighted average useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted- average estimated useful life	Annual amortisation
	(in US$ millions)	(in years)	(in US$ millions)
Product rights	27,409	12	2,262
Software	53	5	11
IPR&D	1,818	Not amortised	—
Total acquired identifiable intangible assets	29,280		2,273
Less: Alexion’s historical net book value of intangible assets	3,982
Adjustment to intangible assets, net	25,298

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortisation expense of US$2,019 million has been included in the Unaudited Pro Forma Income Statement, being the annual amortisation charge above less US$254 million amortisation of purchased intangible assets expensed in the year ended 31 December 2020. The related estimated net decrease to income tax expense for the Unaudited Pro Forma Income Statement is US$324 million. This adjustment will recur for the life of the underlying assets.

(vii)	The fair value of Alexion’s inventory, which includes raw materials, work in progress and finished goods, is estimated to be US$4,302 million, which represents an uplift of US$3,440 million on the book value of US$862 million. The fair value adjustment relates only to work in progress and finished goods.

In addition, PPQ inventory (which comprises inventory produced during the validation process) carried at a book value of US$150 million is included within ‘PPE’ and ‘other receivables’. The fair value of this inventory was estimated to be US$738 million, being an uplift on book value of US$588 million allocated as US$539 million to ‘PPE’ and US$49 million to ‘other receivables’.

The inventory was valued at estimated selling price less the estimated costs to be incurred to complete (in the case of work in progress) and sell the inventory, the associated margins on these activities and holding costs. The step up in the fair value of inventory is expected to increase cost of goods sold in a twelve month period by US$2,976 million as the inventory is sold. The related estimated net decrease to income tax expense for the Unaudited Pro Forma Income Statement is US$687 million.

(viii)	The estimated fair value of the net deferred tax liability is US$4,412 million, which represents an adjustment of US$5,010 million. This adjustment comprises of US$4,066 million in relation to the fair value uplift on intangible assets, US$929 million in relation to the fair value uplift on inventory and US$20 million in relation to the fair value uplift on property, plant and equipment, offset by a US$5 million deferred tax asset in relation to the fair value uplift on contingent liabilities.

(ix)	The estimated fair value of contingent liabilities is US$70 million, relating to various claims and disputes in each case where there is a possible, but not probable, future financial exposure. This amount has been added to other payables.

Note 4. Financing

A US$17.5 billion credit facility has been entered into by members of the AstraZeneca Group with a syndicate of banks to provide financing certainty for the acquisition. The credit facility consists of four credit facilities:

(1)	a US$12.5 billion bridge facility, referred to as the Bridge Facility, which terminates on the date falling 12 months after the earlier of (i) the date of Completion and (ii) 12 December 2021, with up to two six- month extensions available at the discretion of AstraZeneca;

(2)	a US$2.0 billion term loan, referred to as Facility A, which terminates on the date falling two years after the earlier of (i) the date of Completion and (ii) 24 December 2021;

(3)	a US$2.0 billion term loan, referred to as Facility B, which terminates on the date falling three years after the earlier of (i) the date of Completion and (ii) 24 December 2021; and

(4)	a US$1.0 billion revolving facility, referred to as the Revolving Facility, which terminates on the date falling 12 months after the earlier of (i) the date of Completion and (ii) 24 December 2021, subject to AstraZeneca’s right (at its option) to extend the term of the Revolving Facility for an additional period of 364 days.

Together, Facility A, Facility B and the Revolving Facility are referred to as the Takeout Facilities.

The proceeds of the Bridge Facility, Facility A and Facility B are to be used to finance or refinance the amounts payable under the Merger Agreement, any financial indebtedness of Alexion or its subsidiaries (in connection with the planned acquisition, Alexion evaluated the terms of its credit agreement and determined that the agreement could require acceleration of payments upon a change of control) and any other fees, commissions, costs and expenses in relation to the Transaction. Facility A and Facility B may also be used to finance or refinance amounts payable under the Bridge Facility.

The proceeds of the Revolving Facility are to be used towards the general corporate purposes of AstraZeneca. It has assumed this new revolving credit facility will not be drawn on with respect to the acquisition and accordingly this facility has been excluded from the debt financing adjustments below.

Current and non-current interest bearing loans and borrowings have been adjusted as follows based on the sources of funding described above:

	Financing adjustments
	US$m
Proceeds from the Bridge Facility	12,500
Proceeds from Facility A	2,000
Proceeds from Facility B	2,000
Total sources of funding	16,500
Debt issuance costs	(30	)(i)
Total sources of funding, net of debt issuance costs	16,470
Repayment of outstanding Alexion term loan facility	(2,384)
Elimination of historical Alexion unamortised debt issuance costs	9	(iv)
Net change in debt	14,095
Presented as:
Current portion of debt adjustment	12,350	(ii)
Non-current portion of debt adjustment	1,745	(iii)

(i)	In relation to the Bridge Facility, Facility A and Facility B, total debt issuance costs amount to US$23 million, US$3 million and US$4 million, respectively of which US$20 million were paid on signing the facilities. These were included within Trade and other receivables in the net assets statement at 31 December 2020 and will be capitalised within debt on closing.

(ii)	The current portion of the debt adjustment is comprised of the proceeds from the Bridge Facility, net of debt issuance costs, and the current portion of the Alexion debt which was US$127 million at 31 December 2020.

(iii)	The non-current portion of the debt adjustment is comprised of the proceeds of Facility A and Facility B, net of debt issuance costs, and the non-current portion of the Alexion debt which was US$2,248 million at 31 December 2020.

(iv)	Alexion’s current and non-current unamortised debt issuance costs at 31 December 2020 were US$4 million and US$5 million respectively.

The Transaction Facilities have a floating rate of interest which is initially based on an interest rate calculated as the aggregate of the applicable margin and LIBOR.

	Year ended 31 December 2020
(in £ millions)	Average principal	Interest rate	Interest expense
Bridge Facility	12,500	0.64	80
Facility A	2,000	0.74	15
Facility B	2,000	0.84	17
Elimination of interest on Alexion’s term loan facility			(49)
Debt issuance cost amortisation:
Bridge Facility			23
Facility A			1
Facility B			1
Elimination of debt issuance cost amortisation on Alexion’s term loan facility			(5)
Total interest expense adjustment			83 (v)

(v)	For the purposes of calculating the above interest expense, a three-month US dollar LIBOR rate of 0.19363 per cent. as of 7 April 2021 has been assumed, which may differ from the rates in place when actually utilising the facilities.

In addition to incremental interest charges, AstraZeneca has also recorded a pro forma adjustment for debt issuance cost amortisation for each facility, which will be deferred and amortised over the duration of the borrowings.

The related estimated net decrease to income tax expense as a result of these increased interest charges reflected in the Unaudited Pro Forma Income Statement is US$14 million.

Note 5. Other transaction accounting adjustments

(i)	It has been estimated that total transaction and related costs of US$248 million will be incurred collectively by AstraZeneca and Alexion in connection with the acquisition, which include advisory, legal, valuation and other professional fees. AstraZeneca and Alexion incurred US$24 million and US$2 million of transaction and related costs, respectively, in the year ended 31 December 2020. As a result, an adjustment of US$222 million has been presented in the Unaudited Pro Forma Income Statement within selling, general and administrative expenses. These one-off costs will not have a continuing impact on the results of the Combined Group.

(ii)	Total estimated transaction and related costs in conjunction with the acquisition of US$248 million are attributable as follows: AstraZeneca US$148 million and Alexion US$100 million. As at 31 December 2020, AstraZeneca had charged US$24 million and therefore an adjustment of US$124 million has been presented in the Unaudited Pro Forma Net Assets Statement as a reduction to cash and cash equivalents and a corresponding reduction to retained earnings to represent the estimated future charge. Alexion had charged US$2 million and therefore an adjustment of US$98 million has been presented in the Unaudited Pro Forma Net Assets Statement as a reduction to cash and cash equivalents and a corresponding increase to goodwill as these transaction costs will reduce Alexion’s retained earnings prior to the consummation of the acquisition.

(iii)	Alexion and AstraZeneca have negotiated the terms of a retention/transaction bonus plan whereby up to US$50 million may be used for retention bonus awards to employees at the level of VP or below and up to US$40 million may be used for transaction bonus awards to employees. These bonuses will vest and be payable 6 months after the acquisition, or any earlier date required for Section 280G purpose. An adjustment of US$90 million is reflected in selling, general and administrative costs in the income statement with a corresponding tax impact of US$21 million. These one-off costs will not have a continuing impact on the results of the combined company. The net cost of US$69 million has been shown as a reduction to cash and cash equivalents in the Unaudited Pro Forma Net Assets Statement.

(iv)	Upon Completion, each Alexion Stock Option that is outstanding and unexercised will be cancelled in consideration for the right to receive a quotient of Merger Consideration without interest and less withholding taxes. This quotient is based on (a) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Alexion common stock subject to such an Alexion Stock Option, multiplied by (b) the number of shares of Alexion common stock subject to such an Alexion Stock Option immediately prior to completion, divided by (c) Merger Consideration.

Upon Completion, each Alexion RSU held by non-employee directors shall be cancelled in consideration for the right to receive Merger Consideration in respect of each share of Alexion common stock subject to an Alexion RSU award without interest and less withholding taxes subject this not resulting in a penalty of Section 409A of the Code in which this shall be treated as an RSU award held by an employee .

Upon Completion, each Alexion RSU Award held by employees shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of shares of Alexion common stock underlying the Alexion RSU Award multiplied by the equity exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion RSU Award immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holders’ employment in connection with or following the acquisition).

Upon Completion, each Alexion Performance-Based RSU (‘Company PSU’) Award held by employees that vests upon the achievement of performance goals shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of Alexion common stock underlying the Alexion PSU Award (deemed by the applicable performance goals to be achieved at the greater of the target level and the level of achievement immediately prior to completion subject to a limit of 175 per cent. for the target Alexion PSU Awards granted in 2019 and a limit of 150 per cent. for the target Alexion PSU Awards granted in 2020) multiplied by the equity exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion PSU Award (other than performance-based vesting conditions) immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holders employment in connection with or following the acquisition).

The portion of the awards that has been included as part of the consideration has been determined by multiplying the fair value of the award as at 31 December 2020 by the portion of the requisite service period that elapsed prior to the proposed acquisition divided by the total service period.

The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of US$64 million in the Unaudited Pro Forma Income Statement (employee benefit costs of US$3 million, US$17 million and US$44 million charged to costs of sales, research and development expense and selling, general and administrative costs, respectively) for the year ended 31 December 2020 and a corresponding reduction in cash and cash equivalents. This adjustment will not have a continuing impact on the combined company once the post-combination service period has elapsed.

Note 6.

In preparing the Unaudited Pro Forma Financial Information, no account has been taken of the trading or transactions of AstraZeneca or Alexion since 31 December 2020.

SECTION B — ACCOUNTANTS’ REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE COMBINED GROUP

The directors (the “Directors”)

AstraZeneca plc

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge

United Kingdom

CB2 0AA

Evercore Partners International LLP

15 Stanhope Gate

London

United Kingdom

W1K 1LN

12 April 2021

Dear Ladies and Gentlemen

AstraZeneca plc (the “Company”)

We report on the unaudited pro forma financial information (the “Pro Forma Financial Information”) set out in Section A of Part V of the Company’s circular dated 12 April 2021 (the “Circular”).

This report is required by item 13.3.3R of the Listing Rules of the Financial Conduct Authority (the “Listing Rules”) and is given for the purpose of complying with that Listing Rule and for no other purpose.

Opinion

In our opinion:

(a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Responsibilities

It is the responsibility of the Directors to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules, as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

No reports or opinions have been made by us on any financial information of Alexion Pharmaceuticals, Inc (“Alexion”) used in the compilation of the Pro Forma Financial Information. In providing this opinion we are not providing any assurance on any source financial information of Alexion on which the Pro Forma Financial Information is based beyond the above opinion.

PricewaterhouseCoopers LLP, 1 Embankment Place, London WC2N 6RH

T: +44 (0) 20 7583 5000, F: +44 (0) 20 7212 4652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information of the Company used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed at the date of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of preparation

The Pro Forma Financial Information has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of Alexion by the Company might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 December 2020.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council (“FRC”) in the United Kingdom. We are independent in accordance with the FRC’s Ethical Standard as applied to Investment Circular Reporting Engagements and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART VI
ADDITIONAL INFORMATION

1.     Responsibility

AstraZeneca and the Directors, whose names are set out in paragraph 5.1 of this Part VI (Additional Information), accept responsibility for the information contained in this document. To the best of the knowledge and belief of AstraZeneca and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     AstraZeneca information

2.1   AstraZeneca was incorporated and registered in England and Wales on 17 June 1992 under the Companies Act 1985 as a public company limited by shares with registered number 2723534, with the name Hackplimco (No.Five) PLC (“Hackplimco 1”). On 13 July 1992, Hackplimco 1 changed its name to ICI Bioscience PLC (“ICI”). On 25 September 1992, ICI changed its name to Hackplimco (No. Five) PLC (“Hackplimco 2”). On 16 February 1993, Hackplimco 2 changed its name to ZENECA Group PLC (“Zeneca”). On 5 April 1999, Zeneca changed its name to AstraZeneca PLC upon its merger with Astra AB.

2.2  The registered and head office of AstraZeneca is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom. AstraZeneca’s main telephone number is +44 20 3749 5000.

2.3   The principal legislation under which AstraZeneca operates is the Companies Act.

3.     Information about AstraZeneca’s share capital, constitution and the AstraZeneca Shares

3.1   Share Capital

As at the Latest Practicable Date, AstraZeneca had 1,312,748,507 AstraZeneca Shares in issue with a nominal value of US$0.25 each. As at the Latest Practicable Date, AstraZeneca held no shares in treasury.

AstraZeneca also had 50,000 redeemable preference shares in issue each with a nominal value of £1.00. All AstraZeneca redeemable preference shares have no voting rights (except in relation to resolutions in respect of such class of shares) and no rights to participate in the profits or assets of AstraZeneca. For the purposes of this document, the holders of redeemable preference shares shall be disregarded and all references to AstraZeneca Shareholders are to holders of AstraZeneca Shares only.

3.2   Summary of the articles of association of AstraZeneca

A summary of the articles of association of AstraZeneca (the “Articles”) is set out below:

(a)   Objects

The Articles do not set out specific details concerning AstraZeneca’s objects. AstraZeneca is not restricted by its Articles. Accordingly, pursuant to Section 31 of the Companies Act, AstraZeneca’s objects are unrestricted.

(b)   Respective rights of different classes of shares

Without prejudice to any special rights attached to any existing shares, AstraZeneca may issue shares with such rights or restrictions as determined by either AstraZeneca by ordinary resolution or, in the absence of such determination, its Directors. AstraZeneca may also issue shares which are, or are able to be, redeemed at the option of AstraZeneca or the holder.

(c)   General meetings

The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act. The Board may call general meetings whenever and at such times and places as it shall determine. The Articles permit the Board to take advantage of Section 360A of the Companies Act to enable simultaneous participation and attendance at general meetings by electronic means.

An annual general meeting shall be called by at least 21 clear days’ notice. Subject to the provisions of the Companies Act, all other general meetings may be called by at least 14 clear days’ notice. Save for the appointment of a chairman, no business shall be dealt with at a general meeting unless a quorum is present. For general meetings (excluding class meetings), two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum unless: (i) each is a qualifying person acting as a representative of a corporation in relation to the meeting and they are representatives of the same corporation; or (ii) each is a qualifying person acting as a proxy of a member in relation to the meeting and they are proxies of the same member. For the purposes of quorum, a qualifying person is: (i) an individual who is a member of the Company; (ii) a person authorised under the Companies Act to act as a representative of a corporation which is a member of the Company; or (iii) a person appointed as proxy of a member of the Company.

(d)   Voting rights

In accordance with the Articles, voting at a general meeting of AstraZeneca may be carried out by way of show of hands or a poll. A resolution put to the vote at a general meeting held partly by means of electronic facility or facilities shall, unless the Chairman of the meeting determines that it shall (subject to the remainder of this Article) be decided on a show of hands, be decided on a poll. Subject thereto, a resolution put to the vote at a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Pursuant to the Articles, a poll can be requested by: (i) the Chairman of the meeting; (ii) (except on the election of the Chairman or on a question of adjournment) not less than five members present in person or represented by a proxy and entitled to vote; (iii) members present in person or represented by a proxy and jointly representing not less than 10 per cent. of the total voting rights (excluding the rights attaching to any shares held as treasury shares); or (iv) members present in person or represented by a proxy and holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10 per cent. of the share capital of AstraZeneca (excluding any such shares held as treasury shares). If the vote is on a show of hands, each nominee has one vote irrespective of the number of shareholders represented by him or her. It is expected that votes at a general meeting of AstraZeneca will be exercised by poll.

At a general meeting, subject to any special rights or restrictions attached to any class of shares: (i) on a show of hands, every member present in person and every duly appointed proxy present shall have one vote; (ii) on a show of hands, a proxy has one vote for and one vote against the resolution, if the proxy has been duly appointed by more than one member entitled to vote on the resolution, and the proxy has been instructed: (A) by one or more of those members to vote for the resolution and by one or more other of those members to vote against it; or (B) by one or more of those members to vote either for or against the resolution and by one or more other of those members to use his discretion as to how to vote; and (iii) on a poll, every member present in person or by proxy has one vote for every share held by him or her.

A proxy shall not be entitled to vote on a show of hands or on a poll where the member appointing the proxy would not have been entitled to vote on the resolution had he or she been present in person.

No member shall be entitled to vote either personally or by proxy unless all moneys presently payable by the member in respect of that share have been paid.

(e)   Directors

(i)    Appointment of Directors

Unless otherwise determined by ordinary resolution, the number of Directors shall not be less than five nor more than 14. Directors may be appointed by ordinary resolution of the AstraZeneca Shareholders or by the Board.

(ii)   Annual retirement of Directors

At every annual general meeting, all the Directors shall retire from office. A retiring Director shall be eligible for re-election.

(iii)  Remuneration of Directors

The emoluments of any Director holding executive office for his or her services as such shall be determined by the Board and may be of any description.

The ordinary remuneration of the Directors who do not hold executive office for their services (excluding amounts payable under any other provision of the Articles) shall not exceed £2,250,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such Director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Board.

In addition to any remuneration to which the Directors are entitled under the Articles, they may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Board or committees of the Board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

The Board may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his or her family or any person who is or was dependant on him or her.

(iv)  Permitted interest of Directors

Subject to the provisions of the Companies Act, and provided that he or she has disclosed to the Board the nature and extent of his or her interest (unless the circumstances referred to in Section 177(5) or Section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his or her office:

(A)  may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(B)   may act by himself or herself or for his or her firm in a professional capacity for the Company (otherwise than as auditor), and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director;

(C)   may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is (directly or indirectly) interested as a shareholder or otherwise or with which he or she has such relationship at the request or direction of the Company; and

(D)  shall not, by reason of his or her office, be accountable to the Company for any remuneration or other benefit which he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate the acceptance, entry into or existence of which has been approved by the Board or which he or she is permitted to hold or enter into by virtue of the paragraphs above.

(v)   Restrictions on voting

A Director shall not vote on any resolution of the Board concerning a matter in which he or she has an interest which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his or her interest arises only because the resolution concerns one or more of the following matters:

(A)  the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(B)   the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(C)   a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he or she is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he or she is to participate;

(D)  a contract, arrangement, transaction or proposal concerning any other body corporate in which he or she or any person connected with him or her is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he or she and any persons connected with him or her do not to his or her knowledge hold an interest (as that term is used in Sections 820 to 825 of the Companies Act) representing one per cent. or more of either any class of the equity share capital (excluding any shares of that class held as treasury shares) of such body corporate (or any other body corporate through which his or her interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(E)   a contract, arrangement, transaction or proposal for the benefit of employees of the Company or of any of its subsidiary undertakings which does not award him or her any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(F)   a contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

(vi)  Indemnification of officers

Subject to the provisions of the Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, AstraZeneca shall indemnify every Director or other officer of AstraZeneca (other than any person (whether an officer or not) engaged by AstraZeneca as auditor) out of the assets of AstraZeneca against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs of AstraZeneca. The Board may purchase and maintain insurance for any person who is or was: (i) a Director, officer, or employee of AstraZeneca, or any body which is or was the holding company or subsidiary undertaking of AstraZeneca, or in which AstraZeneca or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which AstraZeneca or such holding company or subsidiary undertaking is or was in any way allied or associated; or (ii) a trustee of any pension fund in which employees of AstraZeneca or any other company referred to above are or have been interested, including, without limitation, insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person’s duties or in the exercise or purported exercise of that person’s powers or otherwise in relation to that person’s duties, powers or offices in relation to the relevant body or fund.

(f)    Dividends

AstraZeneca may, by ordinary resolution, declare final dividends to be paid to AstraZeneca Shareholders. However, no dividend shall be declared unless it has been recommended by the Directors and does not exceed the amount recommended by the Directors.

If the Directors believe that the profits of AstraZeneca justify such payment, AstraZeneca may pay interim dividends. Provided the Directors act in good faith, they shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Any dividend unclaimed for 12 years from the date on which it became due for payment shall, at the discretion of the Directors, be forfeited and cease to remain owing by AstraZeneca.

The Directors may, if authorised by ordinary resolution, offer AstraZeneca Shareholders the right to elect to receive, in lieu of a dividend, an allotment of new AstraZeneca Shares, credited as fully paid.

(g)   Variation of rights

Whenever the share capital of AstraZeneca is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the terms of allotment of the shares of that class, may be varied or abrogated either with written consent of the holders of three-quarters in nominal value of the issued shares of the class (excluding shares held as treasury shares) or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class (but not otherwise), and may be so varied or abrogated either whilst AstraZeneca is a going concern or during or in contemplation of a winding-up.

The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them; or (ii) the purchase or redemption by AstraZeneca of any of its own shares.

(h)   Transfer of shares

AstraZeneca can issue certificated and uncertificated shares. If certificated shares have been issued, transfers may be effected in writing in any usual or common form or in any other form acceptable to the Directors. The instrument of transfer shall be signed by or on behalf of the transferor and, if any of the shares are not fully- paid shares, by or on behalf of the transferee.

The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register of members of AstraZeneca in respect of those shares.

Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST) unless the CREST Regulations provide otherwise.

The Directors may refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares of AstraZeneca from taking place on an open and proper basis.

In addition, the Directors may refuse to register any transfer of a certificated share unless the instrument of transfer: (i) is lodged at the transfer office, duly stamped (if stampable) and accompanied by the relevant share certificate(s) or other evidence reasonably required by the Directors to show the transferor’s rights to make the transfer or, if the instrument of transfer is executed by some other person on the transferor’s behalf, the authority of that person to do so; (ii) is in respect of only one class of share; and (iii) is in favour of not more than four transferees.

(i)    Restrictions where the obligation to provide information following service of a notice is not complied with

If any person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act) has been duly served with a notice under Section 793 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to AstraZeneca the information required by that notice, the Directors may, in their absolute discretion: (i) determine that the holder of the relevant shares shall not be entitled to attend or vote (in person or by proxy) at any shareholders’ meeting; and (ii) where those shares represent 0.25 per cent. or more in nominal value of the issued shares of a relevant class, direct by written notice to the holder that: (a) any dividend or part of a dividend (including shares issued in lieu of a dividend) or other money which would otherwise be payable on the shares will be retained by AstraZeneca without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of a dividend; and/or (b) (subject to various exceptions set out in the Articles) transfers of the shares will not be registered.

(j)    Forfeiture and lien

If an AstraZeneca Shareholder fails to pay in full any sum which is due in respect of a share on or before the due date for payment, then, following notice by the Directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred by AstraZeneca by reason of such non-payment, such share may be forfeited by a resolution of the Directors to that effect (including all dividends declared in respect of the forfeited share and not actually paid before the forfeiture).

An AstraZeneca Shareholder whose shares have been forfeited will cease to be a member in respect of the shares but will remain liable to pay AstraZeneca all monies which at the date of forfeiture were presently payable, together with interest. The Directors may in their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal or waive payment in whole or part.

AstraZeneca shall have a lien on every share (not being a fully paid-up share) for all monies called or payable in respect of such share. AstraZeneca’s lien over a share takes priority over the rights of any third-party and extends to any dividends or other sums payable by AstraZeneca in respect of that share. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt from such a lien, either wholly or partially.

A share forfeited or surrendered shall become the property of AstraZeneca and may be sold, re-allotted or otherwise disposed of to any person (including the person who was, before such forfeiture or surrender, the holder of that share or entitled to it) on such terms and in such manner as the Directors think fit. AstraZeneca may deliver an enforcement notice in respect of any share if a sum in respect of which a lien exists is due and has not been paid. AstraZeneca may sell any share in respect of which an enforcement notice, delivered in accordance with the Articles, has been given if such notice has not been complied with. The proceeds of sale shall first be applied towards payment of the amount in respect of the lien to the extent that amount was due on the date of the enforcement notice, and then on surrender of the share certificate for cancellation, to the person entitled to the shares immediately prior to the sale.

3.3   Annual general meeting 2020

On 29 April 2020, the Company resolved by way of ordinary resolution, that the Directors be generally and unconditionally authorised for the purposes of Section 551 of the Companies Act to:

(a)   allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company:

(i)    up to an aggregate nominal amount of US$109,339,588; and

(ii)   comprising equity securities (as defined in the Companies Act) up to an aggregate nominal amount of US$218,679,176 (including within such limit any shares issued or rights granted under paragraph (i) above) in connection with an offer by way of a rights issue:

(A)  to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

(B)   to people who are holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities;

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which the resolution was passed (or, if earlier, at the close of business on 29 July 2021); and

(b)   make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of this authority and the Directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

4.     Resolution

4.1   As described in paragraph 16 of Part I (Letter from the Chairman of AstraZeneca) of this document, the resolution being proposed at the AstraZeneca General Meeting is set out in the Notice of General Meeting of AstraZeneca in Part IX (Notice of General Meeting) of this document, and proposes that: (i) the Transaction be approved; and (ii) the Directors be authorised to take all steps as may be necessary, expedient or desirable to implement the Transaction.

4.2   The Resolution will be proposed as an ordinary resolution, meaning it must be approved by AstraZeneca Shareholders who together represent a simple majority of the AstraZeneca Shares being voted (whether in person or by proxy) at the AstraZeneca General Meeting.

4.3   The Transaction will not proceed unless the Resolution is passed.

5.     The Directors and their appointments

5.1   The Directors (in such capacities, each having their business address at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom), and their principal activities performed outside AstraZeneca that are significant with respect to AstraZeneca (other than activities in relation to other members of the AstraZeneca Group), are as follows:

Name	Role	Principal activities performed outside AstraZeneca
Leif Johansson	Chairman and Chairman of the Nomination and Governance Committee	Holds board positions at Autoliv, Inc and Ecolean AB, member of the Royal Swedish Academy of Engineering Sciences since 1994 (Chairman 2012- 2017), member of the European Round Table of Industrialists (Chairman 2009- 2014) and a member of the Council of Advisors, Boao Forum for Asia.
Pascal Soriot	Chief Executive Officer	—
Marc Dunoyer	Chief Financial Officer	Director of Orchard Therapeutics plc.
Philip Broadley	Senior Independent Non-Executive Director and Chairman of the Audit Committee	Senior Independent Director of Legal & General Group plc where he chairs the Audit Committee, Treasurer of the London Library and Chairman of the Board of Governors of Eastbourne College.
Euan Ashley	Non-Executive Director	Associate Dean and Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University in California.
Geneviève Berger	Non-Executive Director	Chief Research Officer at Firmenich SA and Director of Air Liquide SA.
Graham Chipchase	Non-Executive Director	Chief Executive Officer of Brambles Limited.
Michel Demaré	Non-Executive Director and Chairman of the Remuneration Committee	Non-Executive Director of Vodafone Group plc, Chairman of IMD Business School in Lausanne, Deputy Chairman of Louis Dreyfus Company Holdings BV, and Chairman of Nomoko AG
Deborah DiSanzo	Non-Executive Director	President of Best Buy Health for Best Buy Co. Inc, teaches at the Harvard T.H. Chan School of Public Health, Director of Novanta Inc, and serves on the board of Project Hope (a global health and humanitarian relief organisation).
Diana Layfield	Non-Executive Director	President, EMEA Partnerships at Google, and a Council Member of the London School of Hygiene & Tropical Medicine.
Sheri McCoy	Non-Executive Director	Non-Executive Director of Stryker, Kimberly-Clark and Novocure, industrial adviser for EQT, in connection with which she chairs Certara and Aldevron, and serves on the board of Galderma.
Tony Mok	Non-Executive Director	Non-Executive Director of Hutchison China MediTech Limited and co-founder and Chairman of Sanomics Limited.
Nazneen Rahman	Non-Executive Director and Chair of the Science Committee	Founder of sustainable healthcare company, YewMaker.
Marcus Wallenberg	Non-Executive Director	Chairman of Skandinaviska Enskilda Banken AB, Saab AB and FAM AB, member of the boards of Investor AB and the Knut and Alice Wallenberg Foundation.

5.2   Information on the terms of the Directors’ service contracts and letters of appointment have been published prior to the date of this document and are set out at pages 145 to 148 of AstraZeneca’s Annual Report and Accounts for the year ended 31 December 2020.

5.3  On 11 February 2021, AstraZeneca announced that Graham Chipchase and Geneviève Berger intend to retire from the Board at the conclusion of the Company’s annual general meeting, which will be on 11 May 2021.

6.     Directors’ interests in AstraZeneca securities

6.1   The direct and indirect interests in AstraZeneca Shares of the Directors (and their connected persons within the meaning of Section 225 of the Companies Act) as at the Latest Practicable Date, and as expected to subsist immediately following Admission, are set out in the following table:

	Interests in AstraZeneca Shares as at the Latest Practicable Date		Interests in AstraZeneca Shares immediately following Admission (1)
Director	Number of voting rights in respect of AstraZeneca Shares	Percentage of issued share capital	Number of voting rights in respect of AstraZeneca Shares	Percentage of issued share capital
Leif Johansson	39,009	0.00297%	39,009	0.00252%
Pascal Soriot	231,922	0.01767%	231,922	0.01498%
Marc Dunoyer (2)	205,212	0.01563%	226,455	0.01463%
Philip Broadley	7,045	0.00054%	7,045	0.00046%
Euan Ashley	1,150	0.00009%	1,150	0.00007%
Geneviève Berger	2,090	0.00016%	2,090	0.00014%
Graham Chipchase	3,000	0.00023%	3,000	0.00019%
Michel Demaré	2,000	0.00015%	2,000	0.00013%
Deborah DiSanzo	1,000	0.00008%	1,000	0.00006%
Diana Layfield	1,400	0.00011%	1,400	0.00009%
Sheri McCoy	1,736	0.00013%	1,736	0.00011%
Tony Mok	1,000	0.00008%	1,000	0.00006%
Nazneen Rahman	1,017	0.00008%	1,017	0.00007%
Marcus Wallenberg	60,028	0.00457%	60,028	0.00388%
Total	557,609	0.04248%	578,852	0.03740%

Notes:

(1)   Assuming that 235,149,198 AstraZeneca Shares are issued in connection with the Transaction, and without consideration as to the vesting of any share awards made under any AstraZeneca employee share scheme in the period from the date of this document until the date of Admission.

(2)   Marc Dunoyer acquired 10,000 Alexion Shares in May 2019 and a further 10,000 Alexion Shares in August 2019 and, as such, will be entitled to US$1,200,000 in cash and 21,243 AstraZeneca Shares upon Completion in consideration for his Alexion Shares. This will constitute a ‘related party transaction’ for the purposes of IFRS and the Listing Rules and will be declared in AstraZeneca’s Annual Report and Accounts for the year ending 31 December 2021.

6.2   As at the Latest Practicable Date, the Directors held the following outstanding options and awards over AstraZeneca Shares under the AstraZeneca Share Plans:

Director	Share Plan	Grant Date	Grant Price (pence)	AstraZeneca Shares subject to performance	AstraZeneca Shares in deferral/holding period
Pascal Soriot	DBP	08/03/2019	6287	N/A	9,849
	DBP	06/03/2020	7376	N/A	8,734
	DBP	05/03/2021	6844	N/A	16,944
	PSP	24/03/2017	4880	—	121,258
	PSP	23/03/2018	4853	—	127,600
	PSP	08/03/2019	6287	102,475	—
	PSP	06/03/2020	7376	87,346	—
	PSP	21/05/2020	7376	8,734	—
	PSP	05/03/2021	6844	106,655	—
	AZIP	28/03/2014	3904	—	20,677
	AZIP	27/03/2015	4762	—	13,095
	AZIP	24/03/2016	3923	—	10,809
Total				305,210	328,996
Marc Dunoyer	DBP	08/03/2019	6287	N/A	4,874
	DBP	06/03/2020	7376	N/A	4,323
	DBP	05/03/2021	6844	N/A	9,057
	PSP	24/03/2017	4880	—	57,655
	PSP	23/03/2018	4853	—	60,627
	PSP	08/03/2019	6287	48,690	—
	PSP	06/03/2020	7376	41,501	—
	PSP	05/03/2021	6844	51,828	—
	AZIP	28/03/2014	3904	—	8,709
	AZIP	27/03/2015	4762	—	5,734
	AZIP	24/03/2016	3923	—	4,508
Total				142,019	155,487

7.     Key Individuals of Alexion

Alexion’s executive officers are Ludwig Hantson (Chief Executive Officer), Aradhana Sarin (Chief Financial Officer), Tanisha Carino (Chief Corporate Affairs Officer), Ellen Chiniara (Chief Legal Officer and Corporate Secretary), Indrani Franchini (Chief Compliance Officer), Brian Goff (Chief Commercial and Global Operations Officer), and John Orloff (Head of Research and Development).

8.     Significant Shareholders

In addition to the interests of the Directors set out in paragraph 6 of this Part VI (Additional Information), as at the Latest Practicable Date, insofar as it is known to AstraZeneca, the following persons are, or will at Admission be, interested directly or indirectly in three per cent. or more of the voting rights in respect of the issued share capital of AstraZeneca based on the assumption that the holdings of such persons in AstraZeneca as at the Latest Practicable Date do not change, 235,149,198 AstraZeneca Shares are issued in connection with the Transaction and that no other issues of AstraZeneca Shares occur between the date of this document and Admission:

	As at the Latest Practicable Date		Immediately following Admission
Name	Number of AstraZeneca Shares (1)	Percentage of issued AstraZeneca Shares	Number of AstraZeneca Shares	Percentage of issued AstraZeneca Shares
BlackRock, Inc.	100,885,181	7.69%	120,182,615	7.76%
Investor AB	51,587,810	3.93%	51,587,810	3.33%
The Capital Group Companies, Inc	63,802,495	4.86%	63,802,495	4.12%
Wellington Management Group LLP (2)	65,120,892	4.96%	65,317,943	4.22%
Wellington Management Company LLP (2)	65,118,411	4.96%	65,118,411	4.21%

Notes:

(1)   Since the date of disclosure to the Company, the interest of any person listed above in AstraZeneca Shares may have increased or decreased. No requirement to notify the Company of any increase or decrease arises unless the holding passes a notifiable threshold in accordance with rules 5.1.2 or 5.1.5 of the FCA’s Disclosure Guidance and Transparency Rules.

(2)   The Company was notified at the time of disclosure that Wellington Management Company LLP was a subsidiary of Wellington Management Group LLP and that the shareholding percentage notified by Wellington Management Company LLP was included within the aggregate shareholding percentage notified by Wellington Management Group LLP.

9.     Material contracts

9.1   AstraZeneca material contracts

The following section provides a summary of (a) material contracts (other than contracts entered into in the ordinary course of business) entered into by a member of the AstraZeneca Group within the two years immediately preceding the date of this document; and (b) any other contract (not being a contract entered into in the ordinary course of business) to which a member of the AstraZeneca Group is a party, which contains any provision under which a member of the AstraZeneca Group has any obligation or entitlement which is material to the AstraZeneca Group as at the date of this document.

(a)   Merger Agreement

Details of the Merger Agreement and the other transaction agreements are set out in Part III (Summary of the Key Transaction Terms) of this document.

(b)   Transaction Facilities

Details of the Transaction Facilities are set out in Part III (Summary of the Key Transaction Terms) of this document.

(c)   Sponsor’s Agreement

On or around the date of this document, the Company and the Sponsor entered into a sponsor’s agreement pursuant to which the Sponsor has agreed to act as the Company’s sponsor in relation to the Transaction (the “Sponsor’s Agreement”). The Company is providing the Sponsors with: (i) certain undertakings which will require it to either consult with or obtain the prior consent of the Sponsors before taking certain actions; and (ii) certain warranties in relation to the AstraZeneca Group and Alexion. In addition, the Company is providing the Sponsor with certain indemnities which are customary for an agreement of this nature. The liability of the Company under the Sponsor’s Agreement is unlimited by both time and amount. Pursuant to the terms of the Sponsor’s Agreement, the Sponsor may terminate the Sponsor’s Agreement on the occurrence of certain customary events including if any matter arises which the Sponsor considers (acting in good faith) may adversely affect its ability to perform its functions under the Listing Rules in relation to this document, the Transaction or admission of the New AstraZeneca Shares or to fulfil the obligations of a sponsor.

The Company has agreed to bear all of the Sponsor’s costs and expenses of, or in connection with, the Transaction, the AstraZeneca General Meeting, this document and the Sponsors’ Agreement.

(d)    Acquisition of Acerta shares

On 17 December 2015, the Company entered into an agreement to acquire 55 per cent. of the entire issued share capital of Acerta Pharma (“Acerta”) for an upfront payment of US$2.5 billion, which was paid in 2016. A further payment of US$1.5 billion was paid in 2017 on receipt of the first regulatory approval Calquence (for acalabrutinib) for any indication in the US. The agreement included options which, if exercised, provided the opportunity for Acerta shareholders to sell, and AstraZeneca to buy, the remaining 45 per cent. of shares in Acerta. The final condition for these options to be exercised was satisfied in November 2020 when Calquence (acalabrutinib) received marketing approval in the EU. AstraZeneca exercised its option to acquire the remaining 45 per cent. of shares in Acerta, in April 2021.

The agreement originally provided that the remaining 45 per cent. of shares in Acerta would be acquired at a price of approximately US$3 billion net of certain costs and payments incurred by AstraZeneca and net of agreed future adjusting items, using a pre-agreed pricing mechanism. In October 2019, an amendment agreement came into effect, changing the timing of payments and reducing the maximum consideration that would be required to be made to acquire the remaining outstanding shares of Acerta if the options were exercised. The payments are to be made in similar annual instalments in 2022, 2023 and 2024. The changes to the terms were reflected in the assumptions which were used to calculate the amortised cost of the option liability as at 31 December 2020 of US$2.3 billion.

(e)    Strategic oncology collaboration with Merck

On 27 July 2017, the Company and Merck & Co. Inc (“Merck”), entered into a global strategic oncology collaboration to co-develop and co-commercialise Lynparza. The Company and Merck share the development and commercialisation costs for Lynparza and selumetinib monotherapy and non-PD-L1/PD-1 combination therapy opportunities. Gross profits from Lynparza and selumetinib product sales generated through monotherapies or combination therapies are shared equally. Merck agreed to pay AstraZeneca up to US$8.5 billion in total consideration, including US$1.6 billion upfront, US$750 million for certain license options and up to US$6.15 billion contingent upon successful achievement of regulatory and sales milestones. Regulatory milestone payments have so far been made in the amount of US$360 million and sales milestone payments have so far been made in an amount of US$1 billion. Merck has exercised all of its licence options and paid the full contingent consideration amount of US$750 million in respect of these.

(f)    Global development and commercialisation agreement DS-8201 with Daiichi Sankyo

On 29 March 2019, AstraZeneca entered into a global development and commercialisation agreement with Daiichi Sankyo Company Limited (“Daiichi Sankyo”) for DS-8201, a proprietary antibody-drug conjugate and potential new targeted medicine for cancer treatment. Under the terms of the agreement, AstraZeneca paid Daiichi Sankyo an upfront payment of US$1.35 billion, half of which was due upon execution, with the remainder payable 12 months later. Contingent payments of up to US$5.55 billion include US$3.8 billion for potential successful achievement of future regulatory and other milestones, as well as US$1.75 billion for sales- related milestones. In December 2019, US approval in relation to breast cancer triggered a milestone payment of US$125 million from AstraZeneca to Daiichi Sankyo. In January 2021, US approval in relation to gastric cancer and EU approval in relation to breast cancer triggered milestone payments of US$115 million and US$75 million respectively from AstraZeneca to Daiichi Sankyo.

(g)    Divestment of Seroquel

On 30 October 2019, the Company entered into an agreement with Cheplapharm Arzneimittel GmbH (“Cheplapharm”) for the sale and licence of its commercial rights to Seroquel (quetiapine fumarate immediate release) and Seroquel XR (quetiapine fumarate extended release) in Europe and Russia, which completed in December 2019. Under the terms of this agreement, the Company received an upfront payment of US$178 million from Cheplapharm and may also receive future sales-contingent payments of up to US$61 million from Cheplapharm.

On 3 December 2019, the Company entered into and completed a separate agreement with Cheplapharm for the sale and licence of its commercial rights to Seroquel and Seroquel XR in the US and Canada. Cheplapharm made an upfront payment of US$35 million to the Company and may also make future sales-contingent payments of up to US$6 million.

The Company received a total of US$213 million from the sale of the rights to Seroquel and Seroquel XR in the US, Canada, Europe and Russia to Cheplapharm.

(h)    Divestment of hypertension medicines

On 27 January 2020, the Company entered into an agreement with Atnahs Pharma (“Atnahs”) for the sale of its global rights to Inderal (propranolol), Tenormin (atenolol), Tenoretic (atenolol, chlorthalidone fixed-dose combination), Zestril (lisinopril) and Zestoretic (lisinopril, hydrochlorothiazide fixed-dose combination). The agreement excluded the commercial rights in the US and India, which were previously divested, and in Japan, which was retained by the Company. The transaction completed in March 2020. Under the terms of the agreement, AstraZeneca received an upfront payment of US$350 million from Atnahs and may also receive future sales-contingent payments of up to US$40 million between 2020 and 2022.

(i)    Divestment of Atacand

On 30 October 2020, the Company entered into an agreement with Cheplapharm for the sale and licence of its commercial rights to rights to Atacand (candesartan cilexetil) and Atacand Plus (a fixed-dose combination of candesartan cilexetil and hydrochlorothiazide) in over 70 countries to Cheplapharm, which completed on 31 December 2020. Under the agreement, the Company received a payment of US$250 million from Cheplapharm and will continue to receive further non-contingent payments equal to US$150 million during the first half of 2021.

(j)    Divestment of Crestor

On 1 December 2020, the Company entered into an agreement to sell the rights to Crestor (rosuvastatin) and associated medicines in over 30 countries in Europe, except the UK and Spain, to Grünenthal GmbH (“Grünenthal”). The Company will continue to manufacture and supply Crestor to Grünenthal during a transition period and will also continue selling the medicine in other countries, including those in North America, in Japan, China and other emerging markets. The divestment completed on 9 February 2021. At completion, Grünenthal made an upfront, non-contingent payment to the Company of US$320 million and may also make future milestone payments of up to US$30 million.

(k)    The 2020 “Relationship” Facilities

On 28 October 2020, AstraZeneca amended and restated its nine bilateral revolving facility agreements (each including a swingline facility) totalling US$3.375 billion in aggregate, each with a large, well-regarded international bank and on substantially the same terms (the “Relationship Facilities”). The Relationship Facilities each have a term that lasts until 20 April 2024, plus two consecutive one-year extensions available at the lenders’ option, upon AstraZeneca’s request, which request must be made not more than 45 and not fewer than 30 days before: (i) 28 October 2021 in the case of the first extension request; and (ii) 28 October 2022 in the case of the second extension request. The Relationship Facilities are available for the working capital and/or general corporate purposes of the AstraZeneca Group. To date, none of the Relationship Facilities have been drawn.

Each of the Relationship Facilities has a floating rate of interest which will initially be calculated as the aggregate of margin plus US$ LIBOR. As a result of US$ LIBOR being discontinued, the Relationship Facilities each include a rate switch mechanic such that after a rate switch date (to be determined), interest will no longer be calculated with reference to US$ LIBOR and will instead be calculated as the aggregate of the applicable margin, SOFR and a credit adjustment spread. The rate switch date will be the earlier of a date selected by AstraZeneca and the occurrence of one of certain external events, including, in certain circumstances, US$ LIBOR rates ceasing to be published or ceasing to be representative of the underlying market or economic reality.

Two of AstraZeneca’s UK subsidiaries, AstraZeneca Intermediate Holdings Limited and AstraZeneca Treasury Limited, are borrowers under each of the Relationship Facilities and each of the Relationship Facilities has a mechanism to introduce additional borrowers in the future, at the request of AstraZeneca and provided certain customary conditions precedent are satisfied. The Relationship Facilities are unsecured but AstraZeneca guarantees the obligations of each of the borrowers under each of the Relationship Facilities and related finance documents. The Relationship Facilities are each documented on terms which are customary for companies with a public listing and an investment grade credit rating.

(l)    The 2020 “Drawable” Facilities

On 3 November 2020, AstraZeneca amended and restated two, and entered into one, bilateral revolving facility agreements (two of which included a swingline facility) totalling US$750 million in aggregate, each with a large, well-regarded international bank (together, the “Drawable Facilities”). The Drawable Facilities are each for a term of one year, plus a one-year extension available at AstraZeneca’s request (provided that no event of default is continuing and that the repeating representations remain true in all material respects). The Drawable Facilities are available for the working capital and/or general corporate purposes of the AstraZeneca Group. To date, none of the Drawable Facilities have been drawn.

Each of the Drawable Facilities has a floating rate of interest which will initially be calculated as the aggregate of margin plus US$ LIBOR. As a result of US$ LIBOR being discontinued, the Drawable Facilities each include a rate switch mechanic such that after a rate switch date (to be determined), interest will no longer be calculated with reference to US$ LIBOR and will instead be calculated as the aggregate of the applicable margin, SOFR and a credit adjustment spread. The rate switch date will be the earlier of a date selected by AstraZeneca and the occurrence of one of certain external events, including, in certain circumstances, US$ LIBOR rates ceasing to be published or ceasing to be representative of the underlying market or economic reality.

AstraZeneca is currently the only borrower under each of the Drawable Facilities and cannot assign or transfer its rights or obligations under the Drawable Facilities, without lenders’ consent. The Drawable Facilities are unsecured and are not guaranteed. The Drawable Facilities are each documented on terms which are customary for companies with a public listing and an investment grade credit rating.

(m)    EMTN Programme

AstraZeneca has issued multiple series of notes under its EMTN Programme. It currently has five series outstanding.

The following table sets forth the outstanding principal amount outstanding as at the Latest Practicable Date, the interest rate, the maturity date and the issue date for each series of the EMTN Notes:

Series of EMTN Notes	Principal Amount Outstanding	Annual Interest Rate	Maturity Date	Issue Date
May 2021 Notes	€500,000,000	0.250%	12 May 2021	12 May 2016
November 2021 Notes	€750,000,000	0.875%	24 November 2021	24 November 2014
2024 Notes	€900,000,000	0.750%	12 May 2024	12 May 2016
2028 Notes	€800,000,000	1.250%	12 May 2028	12 May 2016
2031 Notes	£350,000,000	5.75%	13 November 2031	13 November 2007

Each series of the EMTN Notes has very similar terms:

(i)	interest on each series of EMTN Notes is payable annually in arrears from their respective date of issue at the fixed rates per annum shown in the above table;

(ii)	each series of the EMTN Notes is admitted to trading on the London Stock Exchange’s regulated market and listed on the Official List of the FCA with effect from their respective date of issue. The 2031 Notes were originally admitted to trading on the London Stock Exchange’s Gilt-Edged and Fixed Interest Market but now trade on the regulated market;

(iii)	unless previously repaid or purchased and cancelled by AstraZeneca, each series of the EMTN Notes will be repayable by AstraZeneca at their face value and will mature on the dates shown in the above table;

(iv)	each series of the EMTN Notes may also be repaid early in a number of circumstances and for a number of reasons, including but not limited to:

(A)	if AstraZeneca is obliged to pay additional amounts in respect of a series of the EMTN Notes pursuant to their terms as a result of a change in, or in the application or official interpretation of, UK tax law, the relevant series of EMTN Notes may be repaid early (in whole but not in part) at the option of AstraZeneca at the face value of the such series together with accrued interest;

(B)	in the event that AstraZeneca defaults on its obligations under a series of the EMTN Notes or in certain other circumstances described as ‘events of default’ in the terms and conditions of such series, such series of the EMTN Notes may become due and repayable (in whole but not in part). The amount due will be the face value of the relevant series EMTN Notes together with accrued interest;

(C)	the May 2021 Notes, the 2024 Notes and the 2028 Notes include an issuer call option. If AstraZeneca chooses to exercise its right to repurchase the May 2021 Notes, the 2024 Notes and/or the 2028 Notes in accordance with the terms and conditions (rather than in the open market), the May 2021 Notes, the 2024 Notes and/or the 2028 Notes, as appropriate, may be redeemed (in whole but not in part) on any business day at the make-whole redemption amount specified in the final terms and terms and conditions together with accrued interest; and

(D)	the 2031 Notes include a change of control put option. If, during the life of the 2031 Notes, another company or person were to take over, or otherwise assume control of, AstraZeneca and such change of control had a negative impact on the credit ratings assigned to the 2031 Notes (for example, if such credit ratings were lowered to certain levels or withdrawn) or meant that AstraZeneca could not obtain a rating for the 2031 Notes in a pre-defined period, then a holder of 2031 Notes would have the option to require AstraZeneca to repay early or to purchase the 2031 Notes of that holder at their face value together with accrued interest;

(v)	each series of the EMTN Notes constitute direct, general, unconditional and (subject to the negative pledge described below) unsecured obligations of AstraZeneca and rank and will rank pari passu without any preference among themselves and (save for certain obligations required to be preferred by law) equally in right of payment with AstraZeneca’s existing and future unsecured (save as mentioned above) and unsubordinated obligations but in the event of insolvency, only to the extent permitted by applicable laws relating to creditors’ rights;

(vi)	the net proceeds from each series of the EMTN Notes were available to be used by AstraZeneca for general corporate purposes which may include repayment of debt; and

(vii)	the terms and conditions applicable to each series of EMTN Notes also contain, inter alia, a negative pledge.

Each series of the EMTN Notes is governed by English law.

(n)    Notes registered under the US Securities Act

AstraZeneca has 15 series of US Notes registered under the US Securities Act outstanding as of the date of this document.

The following table sets forth the outstanding principal amount as at the Latest Practicable Date, the interest rate, the maturity date and the issue date for each series of the US Notes:

Series of US Notes	Principal Amount Outstanding		Annual Interest Rate	Maturity Date	Issue Date

2022 Notes	US$	1,000,000,000	2.375%	12 June 2022	12 June 2017
2022 Floating Rate Notes	US$	250,000,000	US$ LIBOR plus the spread of 62 basis points	10 June 2022	12 June 2017
2023 Notes	US$	850,000,000	3.500%	17 August 2023	17 August 2018
2023 Wilmington Notes	US$	287,435,000	7.000%	15 November 2023	15 November 1993
2023 Floating Rate Notes	US$	400,000,000	US$ LIBOR plus the spread of 66.5 basis points	17 August 2023	17 August 2018
2025 Notes	US$	2,000,000,000	3.375%	16 November 2025	16 November 2015
2026 Notes	US$	1,200,000,000	0.700%	8 April 2026	6 August 2020
2027 Notes	US$	750,000,000	3.125%	12 June 2027	12 June 2017
2029 Notes	US$	1,000,000,000	4.000%	17 January 2029	17 August 2018
2030 Notes	US$	1,300,000,000	1.375%	6 August 2030	6 August 2020
2037 Notes	US$	2,750,000,000	6.450%	15 September 2037	12 September 2007
2042 Notes	US$	1,000,000,000	4.000%	18 September 2042	18 September 2012
2045 Notes	US$	1,000,000,000	4.375%	16 November 2045	16 November 2015
2048 Notes	US$	750,000,000	4.375%	17 August 2048	17 August 2018
2050 Notes	US$	500,000,000	2.125%	6 August 2050	6 August 2020

The Fixed Rate Notes and the Floating Rate Notes have been issued by AstraZeneca. The 2023 Wilmington Notes have been issued by Zeneca Wilmington Inc. (“Wilmington”), a wholly owned subsidiary of AstraZeneca, and guaranteed by AstraZeneca.

All series of the US Notes have generally similar terms, subject to a number of differences noted below:

(i)	interest on each series of US Notes is payable semi-annually (other than the Floating Rate Notes, on which the interest is payable quarterly) in arrears from their respective date of issue at the rates per annum shown in the above table;

(ii)	each series of the US Notes is listed on the Nasdaq Stock Exchange;

(iii)	each series of the US Notes is represented by one or more global securities registered in the name of a nominee of The Depositary Trust Company;

(iv)	unless previously repaid or redeemed by AstraZeneca (or Wilmington in the case of the 2023 Wilmington Notes) in accordance with its terms, each series of the US Notes will be repayable by AstraZeneca (or Wilmington in the case of the 2023 Wilmington Notes) at their face value and will mature on the maturity dates shown in the above table;

(v)	each series of the US Notes may also be repaid early in a number of circumstances listed below:

(A)	if AstraZeneca (or Wilmington in the case of the 2023 Wilmington Notes) is obliged to pay additional amounts in respect of a series of the US Notes pursuant to their terms as a result of a change in, or in the application or official interpretation of, tax law and in other limited circumstances, the relevant series of US Notes may be repaid early (in whole but not in part) at the option of AstraZeneca (or Wilmington in the case of the 2023 Wilmington Notes) at the face value of the such series together with accrued interest;

(B)	AstraZeneca may redeem the 2022 Notes, the 2023 Notes, the 2026 Notes, the 2027 Notes, the 2029, the 2030 Notes, the 2048 and the 2050 Notes, in whole or in part, from time to time as follows:

(I)	prior to the Par Call Date (as defined in the documents governing the relevant series of US Notes), at a redemption price equal to the greater of (i) 100 per cent. of the principal amount of the Fixed Rate Notes to be redeemed, and (ii) as determined by the quotation agent appointed by us, the sum of the present values of the remaining scheduled payments of principal and interest on the Fixed Rate Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the treasury rate (determined in accordance with the documents governing the Fixed Rate Notes to be redeemed) plus the make-whole spread; and

(II)	on or after the Par Call Date, at a redemption price equal to 100 per cent. of the principal amount of the Fixed Rate Notes to be redeemed, plus, in each case, accrued interest thereon to but excluding the date of redemption;

(C)	AstraZeneca may redeem the 2025 Notes, the 2037 Notes, the 2042 Notes and the 2045 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100 per cent. of the principal amount of such series of Fixed Rate Notes, and (ii) as determined by the quotation agent appointed by us for the respective series of the Fixed Rate Notes, the sum of the present values of the remaining scheduled payments of principal and interest on the series of Fixed Rate Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the treasury rate (determined in accordance with the documents governing the Fixed Rate Notes to be redeemed) plus the make-whole spread plus, in each case, accrued interest thereon to the date of redemption;

(vi)	the US Notes, other than the 2037 Notes, are not subject to change of control provisions;

(vii)	the Fixed Rate Notes and the Floating Rate Notes are unsecured, unsubordinated indebtedness of AstraZeneca and rank equally with all of AstraZeneca’s other unsecured and unsubordinated indebtedness from time to time outstanding;

(viii)	the 2023 Wilmington Notes rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of Wilmington and the guarantees rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of AstraZeneca, except, in each case, indebtedness given preference by applicable law; and

(ix)	the terms and conditions applicable to each series of US Notes also contain, inter alia, a negative pledge.

Each series of the US Notes is governed by New York law.

(o)	Euro Commercial Paper Programme

On 12 May 2020, AstraZeneca established a €10 billion Euro Commercial Paper Programme (the “ECP Programme”). The ECP Programme permits the issuance by AstraZeneca of commercial paper (“CP Notes”), subject to the following terms:

(i)	CP Notes may be issued in Euros, Sterling, US dollars, Japanese Yen or any other currency customarily used in the commercial paper markets;

(ii)	the maximum amount of time a CP Note can be outstanding is 363 days;

(iii)	the CP Notes shall not be listed on any stock exchange;

(iv)	the CP Notes may be issued either at a discount (without interest), or may be interest bearing, such interest being either:

(A)	fixed; or

(B)	floating by reference to a reference rate; and

(v)	the CP Notes are direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of AstraZeneca and rank and will rank pari passu without any preference among themselves and (save for certain obligations required to be preferred by law) equally in right of payment with AstraZeneca’s existing and future unsecured (save as mentioned above) and unsubordinated obligations but in the event of insolvency, only to the extent permitted by applicable laws relating to creditors’ rights.

As at the Latest Practicable Date, AstraZeneca has no CP Notes outstanding under the ECP Programme.

(p)	US Commercial Paper Programme

On 4 June 2007, AstraZeneca established a US$15 billion US Commercial Paper Programme (the “USCP Programme”), which was amended in October 2014. The USCP Programme permits the issuance by AstraZeneca of commercial paper (“USCP Notes”), subject to the following terms:

(i)	USCP Notes may be issued in US dollars;

(ii)	the maximum amount of time a USCP Note can be outstanding is 364 days from the date of issue;

(iii)	the USCP Notes are issued pursuant to an exemption from registration under the US Securities Act and shall not be listed on any stock exchange;

(iv)	the USCP Notes may be issued either at a discount (without interest), or may be interest bearing, such interest being either:

(A)	fixed;

(B)	floating by reference to a reference rate; and

(v)	the USCP Notes are unsecured, unsubordinated indebtedness of AstraZeneca and rank equally with all of AstraZeneca’s other unsecured and unsubordinated indebtedness from time to time outstanding.

As at the Latest Practicable Date, AstraZeneca has no USCP Notes outstanding under the USCP Programme.

9.2       Alexion material contracts

The following section provides a summary of (a) material contracts (other than contracts entered into in the ordinary course of business) entered into by a member of the Alexion Group within the two years immediately preceding the date of this document; and (b) any other contract (not being a contract entered into in the ordinary course of business) to which a member of the Alexion Group is a party, which contains any provision under which a member of the Alexion Group has any obligation or entitlement which is material to the Alexion Group as at the date of this document.

For the avoidance of doubt, the following section only includes a summary of such contracts, and is not intended to be a complete description of all the terms and conditions contained therein. Copies of the full contracts are exhibited to Alexion’s most recent annual report filed on 8 February 2021, and are available for inspection at the United States Securities and Exchange Commission’s website, http://sec.gov.

(a)    Merger Agreement

Details of the Merger Agreement and the other transaction agreements are set out in Part III (Summary of the Key Transaction Terms) of this document.

(b)    Amgen settlement agreement

On 28 May 2020, Alexion entered into a settlement and license agreement with Amgen Inc. (“Amgen”) to resolve the Inter Partes Review initiated by Amgen of three patents that relate to Alexion’s eculizumab (Soliris) products: US Patent Nos. 9,725,504; 9,718,880; and 9,732,149. In each case, Amgen alleged the patented subject matter was anticipated and/or obvious in view of prior art, and that the patent claims are therefore invalid. Pursuant to the settlement agreement, Alexion and Amgen have terminated each of the pending IPRs. In addition, from 1 March 2025 (or an earlier date in certain circumstances), Alexion will grant to Amgen (and its affiliates and certain partners) a non-exclusive, royalty-free, license under US patents and patent applications related to eculizumab and various aspects of the eculizumab product that Alexion currently markets and sells under the tradename Soliris. This license will allow Amgen (and its affiliates and certain partners), from 1 March 2025, the right to make, have made, use, import, have imported, sell, have sold, offer for sale, have offered for sale, distribute, and have distributed in, or for, the US, an eculizumab product.

(c)    Acquisition of Achillion

On 15 October 2019, Alexion entered into a merger agreement with Achillion Pharmaceuticals, Inc. (“Achillion”), a clinical-stage biopharmaceutical company focused on the development of oral Factor D inhibitors to treat complement alternative pathway-mediated rare diseases, in relation to the acquisition of 100 per cent. of the outstanding common stock of Achillion.

In January 2020, at the effective time of the merger, Alexion acquired all of the outstanding common stock of Achillion for US$6.30 per share or an aggregate US$926.2 million, inclusive of the settlement of Achillion’s outstanding equity awards. Total consideration (including contingent consideration in the form of non-tradeable contingent value rights payable by Alexion to Achillion shareholders, as described below) was US$1.06 billion.

In connection with its acquisition of Achillion, on 28 January 2020, Alexion entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Computershare Inc. as rights agent. Each contingent value right (“CVR”) entitles its holder to receive a payment in cash of (1) US$1.00 upon the achievement of a Clinical Trial Milestone (as defined in the CVR Agreement) relating to the development of Achillion’s product candidate ACH-5228 prior to 28 January 2024, and (2) US$1.00 upon Alexion’s first receipt of approval by the FDA of a new drug application or other regulatory approval application which grants Alexion the right to market and sell Achillion’s product candidate ACH4471 in the United States prior to 28 July 2024. The maximum aggregate amount potentially payable by Alexion pursuant to the CVRs is approximately US$306 million.

(d)    Acquisition of Enobia

On 28 December 2011, Alexion entered into a merger agreement to acquire Enobia Pharma Corp. (“Enobia”), a biopharmaceutical company focused on the development of therapies to treat patients with ultra-rare and life- threatening genetic metabolic disorders, in relation to the acquisition of 100 per cent. of the outstanding capital stock of Enobia.

On 7 February 2012, the effective time of the merger, Alexion acquired all of the outstanding capital stock of Enobia, and, as a result of the merger, Enobia became a wholly owned subsidiary of Alexion. Total consideration was comprised of approximately US$624 million in cash consideration paid in connection with the merger (inclusive of certain purchase price adjustments), plus up to US$470 million in contingent cash consideration to be paid upon the achievement of certain regulatory and sales milestones. The merger agreement to acquire Enobia has been subsequently amended to, among other things, revise the milestones in connection with the contingent cash consideration payable under the merger agreement. The maximum aggregate amount potentially payable by Alexion pursuant to the merger agreement for contingent cash consideration is approximately US$235 million.

(e)    Acquisition of Syntimmune

On 25 September 2018, Alexion entered into an Agreement and Plan of Merger with Syntimmune, Inc., Syracuse Merger Sub, Inc., a wholly-owned subsidiary of Alexion (Merger Sub), and Shareholder Representative Services LLC, as the Syntimmune stockholders’ representative.

On 2 November 2018, the effective time of the merger, Alexion acquired all of the outstanding capital stock of Syntimmune, and, as a result of the merger, Syntimmune became a wholly owned subsidiary of Alexion. Total consideration was comprised of approximately US$400 million in cash upon consummation of the transaction (which was subject to a working capital adjustment), plus additional cash in the amount of up to an aggregate of US$800 million upon achievement of various clinical trial, regulatory and net sales milestones.

(f)    Acquisition of Portola

On 5 May 2020, Alexion entered into a merger agreement to acquire Portola Pharmaceuticals, Inc (“Portola”), a commercial-stage biopharmaceutical company focused on life-threatening blood-related disorders. Portola’s commercialized medicine, Andexxa, marketed as Ondexxya in Europe, is the first approved Factor Xa inhibitor reversal agent.

On 2 July 2020, Alexion completed its acquisition of Portola, which was completed through a tender offer and subsequent merger of Portola with Odyssey Merger Sub Inc., a wholly owned subsidiary of Alexion. As a result of the merger, Portola is now a wholly owned subsidiary of Alexion. The tender offer was for all of the outstanding shares of common stock of Portola at a price of US$18.00 per share. Total consideration amounted to an aggregate of approximately US$1.38 billion, which includes the settlement of certain of Portola’s outstanding equity awards but excluding shares of Portola stock held by Alexion at closing.

In connection with the acquisition of Portola, Alexion assumed royalty-based debt relating to a royalty sales agreement Portola had entered into with HealthCare Royalty Partners (“HCR”) whereby HCR acquired a tiered royalty interest in future worldwide net sales of ANDEXXA. Portola received US$50 million upon closing of the agreement in February 2017 and an additional US$100 million following the US regulatory approval of ANDEXXA in May 2018. Tiered royalties ranging from 4.2 per cent. to 8.5 per cent. are required to be paid to HCR based on net worldwide sales of ANDEXXA. The applicable rate decreases as worldwide net annual sales levels increase above defined thresholds. Total potential royalty payments are capped at 195 per cent. of the funding received less certain transaction expenses, or US$290.6 million. As of 31 December 2020, the royalty- based debt has a carrying value of US$187 million, net of unamortized debt discount of US$84.9 million, of which US$15.5 million was recorded within current portion of long-term debt. The maximum remaining royalty payments are capped at US$271.9 million, as of 31 December 2020.

(g)    Agreement with Zealand

In March 2019, Alexion entered into an agreement with Zealand Pharma A/S (“Zealand”) which provides Alexion with exclusive worldwide licenses, as well as development and commercial rights, for subcutaneously delivered preclinical peptide therapies directed at up to four complement pathway targets. Pursuant to the agreement, Zealand will lead joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with the investigational new drug filing and Phase I studies. In addition to the agreement, Alexion made an equity investment in Zealand. Under the terms of the agreement, Alexion made an upfront payment of US$40 million for an exclusive license to the lead target and the equity investment, as well as for preclinical research services to be performed by Zealand in relation to the lead target. As of 31 December 2020, Alexion could be required to pay up to US$610 million, for the lead target, upon the achievement of specified development, regulatory and commercial milestones, as well as royalties on commercial sales. In addition, Alexion could be required to pay up to an additional US$115 million in development and regulatory milestones if both a long-acting and short-acting product are developed with respect to the lead target. Each of the three subsequent targets can be selected for an option fee of US$15 million and has the potential for additional development, regulatory and commercial milestones, as well as royalty payments, at a reduced price to the lead target.

(h)    Collaboration Agreement with Dicerna

In October 2018, Alexion entered into a collaboration agreement with Dicerna Pharmaceuticals, Inc. (“Dicerna”) that provides Alexion with exclusive worldwide licenses and development and commercial rights for two preclinical RNA interference (RNAi) subcutaneously delivered molecules for complement-mediated diseases, as well as an exclusive option for other preclinical RNAi molecules for two additional targets within the complement pathway. In addition to the collaboration agreement, Alexion made an equity investment in Dicerna. Under the terms of the agreements, Alexion made an upfront payment of US$37 million for the exclusive licenses and the equity investment. In December 2019, Alexion exercised the option and obtained exclusive rights to two additional targets, which expands its existing research collaboration and license agreement with Dicerna to include a total of four targets within the complement pathway. In connection with the option exercise, Alexion paid Dicerna US$20 million. As of 31 December 2020, excluding accrued milestones, Alexion could be required to pay up to US$604 million for amounts due upon the achievement of specified research, development, regulatory and commercial milestones on the four licensed targets, as well as royalties on commercial sales.

(i)    Alexion Credit Agreement

On 7 June 2018, Alexion entered into an amended and restated credit agreement (the “Alexion Credit Agreement”) with Bank of America N.A. as administrative agent. The Alexion Credit Agreement amended and restated Alexion’s credit agreement dated as of 22 June 2015. The Alexion Credit Agreement provides for a US$1 billion revolving credit facility and a US$2.6 billion term loan facility. The revolving credit facility and the term loan facility mature on 7 June 2023. Since 30 June 2019, Alexion has been required to make payments of five per cent. of the original principal amount of the term loan facility annually, payable in equal quarterly instalments.

Alexion made principal payments of US$130.6 million on the term loan during the financial year ended 31 December 2020 and as of 31 December 2020, had US$2.4 billion outstanding on the term loan which is subject to variable interest rates that are based on current market rates. Alexion had no outstanding borrowings under the revolving credit facility as of 31 December 2020 and is in compliance with all applicable covenants under the Alexion Credit Agreement as of 31 December 2020. As of 31 December 2020, Alexion had open letters of credit of US$1 million that offset its availability in the revolving credit facility.

10.       Litigation

10.1   AstraZeneca litigation

Except as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which AstraZeneca is aware), during the previous 12 months which may have, or have had in the recent past, significant effects on AstraZeneca’s financial position or profitability.

The Directors do not believe that disclosure of the amounts sought by plaintiffs, if known, would be meaningful with respect to the legal proceedings described below. This is due to a number of factors, including: (i) the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; (ii) the entitlement of the parties to an action to appeal a decision; (iii) clarity as to theories of liability, damages and governing law; (iv) uncertainties in timing of litigation; and (v) the possible need for further legal proceedings to establish the appropriate amount of damages, if any.

(a)    Alexion Shareholder litigation

Details of Alexion Shareholder litigation in relation to the Transaction are set out in paragraph 10.2(a) of this Part VI (Additional Information).

Patent Proceedings

(b)    Brilinta (US)

In 2015 and subsequently, in response to Paragraph IV notices from abbreviated new drug application (“ANDA”) filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (the “Delaware District Court”) relating to patents listed in the FDA Orange Book with reference to Brilinta. In 2020, AstraZeneca entered into three separate settlements and the Delaware District Court entered consent judgments to dismiss each of the corresponding litigations. Additional proceedings are ongoing in the Delaware District Court. No trial date has been set.

(c)      Daliresp (US)

In 2015 and subsequently, in response to Paragraph IV notices from ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of New Jersey (the “New Jersey District Court”) relating to patents listed in the FDA Orange Book with reference to Daliresp. In 2020, AstraZeneca entered into a settlement and the New Jersey District Court entered a consent judgment to dismiss the corresponding litigation. Additional proceedings are ongoing in the New Jersey District Court. No trial date has been set.

(d)      Farxiga (US)

In 2018, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against Zydus Pharmaceuticals (USA) Inc. (“Zydus”) in the Delaware District Court. In its complaint, AstraZeneca alleged that Zydus’ generic version of Farxiga (named Forxiga outside the US), if approved and marketed, would infringe patents listed in the FDA Orange Book with reference to Farxiga. Proceedings are ongoing and trial is scheduled for May 2021.

(e)      Forxiga (non-US)

In Canada, in January 2021, Sandoz Canada Inc. served three Notices of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca commenced litigation in response.

In Canada, in February 2021, Teva Canada Limited served a Notice of Allegation on AstraZeneca alleging invalidity and/or non-infringement of all three patents listed on the Canadian Patent Register in relation to Forxiga. AstraZeneca is considering its response.

(f)       Faslodex (US)

AstraZeneca has filed patent infringement lawsuits in the New Jersey District Court relating to four patents listed in the FDA Orange Book with reference to Faslodex after receiving a number of Paragraph IV notices relating to multiple ANDAs or NDAs submitted pursuant to 21 U.S.C. § 355(b)(2) seeking FDA approval to market generic versions of Faslodex prior to the expiration of AstraZeneca’s patents. In July 2016, AstraZeneca settled one of these, the lawsuit brought against Sandoz, Inc. (“Sandoz”), and the New Jersey District Court entered a consent judgment, which included an injunction preventing Sandoz from launching a generic fulvestrant product until March 2019, or earlier in certain circumstances. Between 2016 and 2020, AstraZeneca resolved all of the remaining lawsuits, and the New Jersey District Court also entered consent judgments ending those lawsuits.

(g)      Faslodex (non-US)

In Japan, in April 2021, AstraZeneca received notice from the Japan Patent Office that Sandoz K.K. filed a Request for Invalidation Trial to seek invalidation of the Faslodex formulation patent. AstraZeneca is considering its response.

(h)      Movantik (US)

In March 2020, Aether Therapeutics, Inc. filed a patent infringement lawsuit in the Delaware District Court against AstraZeneca, Nektar Therapeutics and Daiichi Sankyo, Inc. (“Daiichi Inc.”), relating to Movantik. A trial has been set for March 2023.

(i)       Onglyza (non-US)

In Canada, in November 2019, Sandoz Canada Inc. sent a Notice of Allegation to AstraZeneca challenging the validity of Canadian substance Patent No. 2402894 (expiry March 2021) (the “894 patent”) and formulation Patent No. 2568391 (expiry May 2025) related to Onglyza. AstraZeneca commenced an action in response related to the 894 patent in January 2020. A trial date is expected in 2022.

(j)       Symbicort (US)

In October 2018, AstraZeneca initiated ANDA litigation against Mylan Pharmaceuticals Inc. (“Mylan”) and subsequently against 3M Company (“3M”) in the US District Court for the Northern District of West Virginia (“West Virginia District Court”). In the action, AstraZeneca alleges that the defendants’ generic versions of Symbicort, if approved and marketed, would infringe various AstraZeneca patents. Mylan and 3M alleged that their proposed generic medicines do not infringe the asserted patents and/or that the asserted patents are invalid and/or unenforceable. In July 2020, AstraZeneca added Kindeva Drug Delivery L.P. (“Kindeva”) as a defendant in the case. In September 2020, Mylan, 3M and Kindeva stipulated to patent infringement to the extent that the asserted patent claims are found to be valid and enforceable, but reserved the right to seek a vacatur of the stipulation if the US Court of Appeals for the Federal Circuit reverses or modifies the West Virginia District Court’s claim construction. In October 2020, following a stipulation by AstraZeneca, 3M and Kindeva, 3M was dismissed from the action. In March 2021, the West Virginia District Court decided in favour of AstraZeneca and determined that the asserted patent claims were not invalid or unenforceable. Mylan and Kindeva have appealed to the United States Court of Appeals for the Federal Circuit.

(k)      Tagrisso (US)

In February 2020, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the Delaware District Court. In its complaint, AstraZeneca alleged that a generic vision of Tagrisso, if approved and marketed, would infringe an FDA Orange Book-listed Tagrisso patent. The trial is scheduled for May 2022.

(l)       Enhertu (US)

In October 2020, Seagen Inc. (“Seagen”) filed a complaint against Daiichi Sankyo in the US District Court for the Eastern District of Texas alleging that Enhertu infringes US Patent No. 10,808,039 (the “039 patent”). AstraZeneca Pharmaceuticals LP co-commercialises Enhertu with Daiichi Inc. in the US. A claim construction hearing has been scheduled for August 2021 and a trial has been scheduled for April 2022. In November 2020, AstraZeneca, Daiichi Sankyo and Daiichi Inc. filed a complaint against Seagen in the Delaware District Court seeking a declaratory judgment that plaintiffs do not infringe the 039 patent. On 18 December 2020, Seagen filed a motion seeking to stay or dismiss this action. A hearing on the motion to dismiss has been scheduled for April 2021. On 23 December 2020, AstraZeneca and Daiichi Inc. filed a post grant review petition with the US Patent and Trademark Office alleging, inter alia, that the 039 patent is invalid for lack of written description and enablement. In January 2021, AstraZeneca and Daiichi Inc. filed a second post grant review petition with the US Patent and Trademark Office extending its challenge to additional claims in the 039 patent. A decision on institution of these petitions is expected in July 2021.

Product Liability Litigation

(m)     Byetta/Bydureon (US)

In the US, Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of AstraZeneca, and/or AstraZeneca are among multiple defendants in various lawsuits filed in federal and state courts involving claims of physical injury from treatment with Byetta and/or Bydureon. The lawsuits allege several types of injuries including pancreatic cancer and thyroid cancer. A multidistrict litigation was established in the US District Court for the Southern District of California (the “Southern California District Court”) in regard to the alleged pancreatic cancer cases in federal courts. Further, a coordinated proceeding has been established in Los Angeles, California (the “LA Court”) in regard to the various lawsuits in California State Courts. In November 2015, the Southern California District Court granted the defendants’ motion for summary judgment and dismissed all claims alleging pancreatic cancer that accrued prior to 11 September 2015. In November 2017, the US Court of Appeals for the Ninth Circuit vacated the Southern California District Court’s order and remanded for further discovery. In November 2018, the Court of Appeal for the State of California annulled the judgment from the California state coordinated proceeding and remanded for further discovery. In October and December 2020, the Southern California District Court and the LA Court jointly heard oral argument on renewed motions filed by the defendants seeking summary judgment and dismissal of all claims alleging pancreatic cancer. In March and April 2021, the Southern California District Court and the LA Court respectively granted the defendants’ motions, and dismissed all cases alleging pancreatic cancer with prejudice. The other claims pending in both courts, including those alleging thyroid cancer, remain pending.

(n)      Farxiga and Xigduo XR (US)

In several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including diabetic ketoacidosis and kidney failure, from treatment with Farxiga and/or Xigduo XR. In April 2017, the Judicial Panel on Multidistrict Litigation ordered transfer of any currently pending cases as well as of any similar, subsequently filed cases to a coordinated and consolidated pre-trial multidistrict litigation (“MDL”) proceeding in the US District Court for the Southern District of New York (“New York District Court”). All of these claims have been resolved or dismissed and the MDL has been administratively closed. In addition, in several jurisdictions in the US, AstraZeneca has been named as a defendant in lawsuits involving plaintiffs claiming physical injury, including Fournier’s Gangrene and necrotising fasciitis, from treatment with Farxiga and/or Xigduo XR. A majority of these claims are filed in Delaware state court and remain pending.

(o)      Nexium and Losec/Prilosec (US)

In the US, AstraZeneca is defending various lawsuits brought in federal and state courts involving multiple plaintiffs claiming that they have been diagnosed with various injuries following treatment with proton pump inhibitors, including Nexium and Prilosec. In May 2017, counsel for a group of such plaintiffs claiming that they have been diagnosed with kidney injuries filed a motion with the Judicial Panel on Multidistrict Litigation (“JPML”) seeking the transfer of any currently pending federal court cases as well as any similar, subsequently filed cases to a coordinated and consolidated pre-trial MDL proceeding. In August 2017, the JPML granted the motion and consolidated the pending federal court cases in an MDL proceeding in federal court in New Jersey for pre-trial purposes. A trial in the MDL has been rescheduled for January 2022. In addition to the MDL cases, there are cases filed in several state courts around the US; a trial in the Delaware State Court has been scheduled for February 2022.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with proton pump inhibitors. All but one of these claims is filed in the MDL. One claim is filed in the US District Court for the Middle District of Louisiana, where the court has rescheduled a trial for August 2022.

(p)      Nexium and Losec/Prilosec (non-US)

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits seek authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec. In August 2019, the third lawsuit, filed in Quebec, was dismissed.

(q)      Onglyza and Kombiglyze (US)

In the US, AstraZeneca is defending various lawsuits alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In February 2018, the JPML ordered the transfer of various pending federal actions to the US District Court for the Eastern District of Kentucky (“Kentucky District Court”) for consolidated pre-trial proceedings with the federal actions pending in the Kentucky District Court. The previously disclosed California State Court coordinated proceeding remains pending in California.

Commercial Litigation

(r)       Amplimmune (US)

In the US, in June 2017, AstraZeneca was served with a lawsuit filed by the stockholders’ agents for Amplimmune, Inc. (“Amplimmune”) in Delaware State Court that alleged, among other things, breaches of contractual obligations relating to a 2013 merger agreement between AstraZeneca and Amplimmune. A trial of the matter was held in February 2020 and post-trial oral argument was heard in August 2020. In November 2020, the Delaware State Court decided in AstraZeneca’s favour and subsequently entered Final Judgment as to all pending claims in favour of AstraZeneca. In December 2020, the plaintiffs filed an appeal to the Delaware Supreme Court.

(s)      Array BioPharma (US)

In the US, in December 2017, AstraZeneca was served with a complaint filed in New York State Court by Array BioPharma, Inc. (“Array”) alleging breaches of contractual obligations relating to a 2003 collaboration agreement between AstraZeneca and Array. In June 2020, an appeal court denied AstraZeneca’s motion for an early dismissal of the case, allowing the case to continue towards trial. No trial date has been set.

(t)       Ocimum (US)

In December 2017, AstraZeneca was served with a complaint filed by Ocimum Biosciences, Ltd. (“Ocimum”) in the Superior Court for the State of Delaware that alleged, among other things, breaches of contractual obligations and misappropriation of trade secrets, relating to a now terminated 2001 licensing agreement between AstraZeneca and Gene Logic, Inc. (“Gene Logic”), the rights to which Ocimum purports to have acquired from Gene Logic. In February 2021, the Delaware Supreme Court affirmed the grant of AstraZeneca’s motion for summary judgment. This matter is now concluded.

(u)     Seroquel XR Antitrust Litigation (US)

In the US in 2019, AstraZeneca was named in several related complaints brought in the New York District Court, including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated antitrust laws when settling patent litigation related to Seroquel XR. In August 2020, the Court granted AstraZeneca’s motions to transfer all such lawsuits to the Delaware District Court.

(v)      AZD1222 Securities Litigation (US)

In January 2021, putative securities class action lawsuits were filed in the New York District Court against AstraZeneca and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities during the period 21 May 2020 through 20 November 2020. The complaints allege that defendants made materially false and misleading statements in connection with the development of AZD1222 (otherwise known as COVID-19 Vaccine AstraZeneca), a potential recombinant adenovirus vaccine for the prevention of COVID-19 and assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5.

(w)     Definiens (non-US)

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the “Definiens Sellers”) regarding the 2014 share purchase agreement between AstraZeneca and the Definiens Sellers. The Definiens Sellers claim that they are owed approximately US$140 million in earn-outs under the 2014 share purchase agreement. AstraZeneca disputes the claims of the Definiens Sellers. An oral hearing is scheduled for July 2022.

Other Commercial Litigation

(x)      Anti-Terrorism Act Civil Lawsuit

In the US, in July 2020, the US District Court for the District of Columbia (“Columbia District Court”) granted AstraZeneca’s and certain other pharmaceutical and/or medical device companies’ motion and dismissed a lawsuit filed by US nationals (or their estates, survivors, or heirs) who were killed or wounded in Iraq between 2005 and 2011, which had alleged that the defendants violated the US Anti-Terrorism Act and various state laws by selling pharmaceuticals and medical supplies to the Iraqi Ministry of Health. The plaintiffs are appealing the Columbia District Court’s order dismissing the litigation.

Government Investigations/Proceedings

(y)      Iraqi Ministry of Health Anti-Corruption Probe

In the US, in July 2018, AstraZeneca, along with other companies, received an inquiry from the DOJ pursuant to the Foreign Corrupt Practices Act in connection with an anti-corruption investigation relating to activities in Iraq, including interactions with the Iraqi government. AstraZeneca is cooperating with the inquiry. In August 2020, the DOJ notified AstraZeneca that it does not intend to institute an enforcement action and is closing the inquiry.

(z)      Vermont US Attorney Investigation

In the US, in April 2020, AstraZeneca received a Civil Investigative Demand from the US Attorney’s Office in Vermont and the DOJ, Civil Division, seeking documents and information relating to AstraZeneca’s relationships with electronic health-record vendors. AstraZeneca is co-operating with this enquiry.

(aa)    US 340B Litigations and Proceedings

AstraZeneca is involved in several matters relating to its policy with regard to contract pharmacy recognition under the 340B Drug Pricing Program in the US. In October and November 2020, two lawsuits, one in the Columbia District Court and one in the Northern California District Court, were filed by covered entities and advocacy groups against the US Department of Health and Human Services, the US Health Resources and Services Administration as well as other US government agencies and their officials. The complaints allege, among other things, that these agencies should enforce an interpretation of the governing statute for the 340B Drug Pricing Program that would require drug manufacturers participating in the program to offer their drugs for purchase at statutorily capped rates by an unlimited number of contract pharmacies. AstraZeneca has sought to intervene in the lawsuits. Administrative dispute resolution proceedings have also been initiated against AstraZeneca before the US Health Resources and Services Administration. In addition, in January 2021, AstraZeneca filed a separate lawsuit in federal court in Delaware alleging that a recent Advisory Opinion issued by the Department of Health and Human Services violates the Administrative Procedure Act. In February 2021, AstraZeneca received a Civil Investigative Subpoena from the Attorney General’s Office for the State of Vermont seeking documents and information relating to AstraZeneca’s policy regarding contract pharmacy recognition under the 340B Drug Pricing Program.

(bb)   Toprol-XL, Louisiana Attorney General Litigation

In July 2020, the Louisiana First Circuit Court of Appeals (“Louisiana Appellate Court”) reversed and remanded a Louisiana state trial court (“Louisiana Trial Court”) ruling that had granted AstraZeneca’s motion for summary judgment and dismissed a state court complaint, brought by the Attorney General for the State of Louisiana, alleging that AstraZeneca engaged in unlawful monopolisation and unfair trade practices in connection with the enforcement of its Toprol-XL patents. In August 2020, AstraZeneca petitioned the Louisiana Supreme Court to review the decision of the Louisiana Appellate Court and reinstate the Louisiana Trial Court’s summary judgment ruling. In December 2020, the Louisiana Supreme Court granted AstraZeneca’s petition and agreed to review the Louisiana Appellate Court’s decision. The Louisiana Supreme Court heard oral argument on AstraZeneca’s appeal in March 2021 and a decision on the merits remains pending.

Other Governmental Investigations/Proceedings

(cc)    US Congressional Inquiry

In January 2019, AstraZeneca received a letter from the US House of Representatives Committee on Oversight and Reform seeking information related to pricing practices for Crestor. Similar letters were sent to 11 other pharmaceutical manufacturers. AstraZeneca continues to cooperate with the inquiry and have produced certain responsive information.

10.2    Alexion litigation

(a)      Alexion Shareholder litigation

In connection with the Transaction, nine complaints have been filed by purported Alexion Shareholders against Alexion and its directors, and, in certain cases, AstraZeneca and the Merger Subs. The complaints are captioned Votto v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02067 (S.D.N.Y); Wang v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02095 (S.D.N.Y.); Wei v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02100 (S.D.N.Y.); Naquin v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02119 (S.D.N.Y.); Raul v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02238 (S.D.N.Y.); Parshall v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02670 (S.D.N.Y.); Davis v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-01429 (E.D.N.Y.); Kent v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-00441 (D. Del.); McKenzie v. Alexion Pharmaceuticals, Inc., et al., No. 2:21-cv-01515 (E.D. Pa.). The complaints generally allege that the preliminary registration statement filed with the SEC on 19 February 2021, omitted certain allegedly material information in connection with the Transaction, and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the Transaction and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. The lawsuits seek various remedies, including to prevent enjoining the Completion of the Transaction unless certain allegedly material information is disclosed, directing dissemination of additional allegedly material disclosures, rescission of the Transaction or rescissory damages in the event the Transaction is completed without such disclosures, and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is not possible to predict the outcome or to estimate possible loss or range of loss.

(b)      FCPA Compliance Matter

In May 2015, Alexion received a subpoena in connection with an investigation by the Enforcement Division of the SEC requesting information related to Alexion’s grant-making activities and compliance with the Foreign Corrupt Practices Act (“FCPA”) in various countries. In addition, in October 2015, Alexion received a request from the DOJ for the voluntary production of documents and other information pertaining to Alexion’s compliance with FCPA. The SEC and DOJ also sought information related to Alexion’s recalls of specific lots of Soliris and related securities disclosures. The investigations focused on operations in various countries, including Brazil, Colombia, Japan, Russia and Turkey, and Alexion’s compliance with the FCPA and other applicable laws. In May 2020, DOJ informed Alexion that it has closed its inquiry into these matters. On 2 July 2020, Alexion reached a civil settlement with the SEC fully resolving the SEC’s investigation into possible violations of the FCPA. Alexion neither admitted nor denied any wrongdoing in connection with the settlement but paid US$21.5 million to the SEC, consisting of amounts attributable to disgorgement, civil penalties, and pre-judgment interest. Following the settlement with the SEC, the Ministry of Health in Turkey initiated an investigation regarding the matters referenced in the SEC Order as they relate to Alexion’s operations in Turkey between 2010 and 2015. Alexion is cooperating with this investigation.

(c)      Shareholder Litigation Matter

On 29 December 2016, a shareholder filed a putative class action against Alexion and certain former employees in the US District Court for the District of Connecticut, alleging that defendants made misrepresentations and omissions about Soliris. On 12 April 2017, the court appointed a lead plaintiff. On 14 July 2017, the lead plaintiff filed an amended putative class action complaint against Alexion and seven current or former employees. Defendants moved to dismiss the amended complaint on 12 September 2017. Plaintiffs filed an opposition to defendants’ motion to dismiss on 13 November 2017, and defendants filed a reply brief in further support of their motion on 28 December 2017. On 26 March 2019, the court held a telephonic status conference. During that conference, the court informed counsel that it was preparing a ruling granting the defendants’ pending motion to dismiss. The court inquired of plaintiffs’ counsel whether they intended to seek leave to amend their complaint and indicated that if they wished to file a second amended complaint, they would be allowed to do so. On 2 April 2019, the court granted plaintiffs until 31 May 2019 to file a second amended complaint, thereby rendering moot defendants’ pending motion to dismiss. On 2 June 2019, plaintiffs filed a second amended complaint against the same defendants. The complaint alleges that defendants engaged in securities fraud, including by making misrepresentations and omissions in its public disclosures concerning Alexion’s Soliris sales practices, management changes, and related investigations, between 30 January 2014 and 26 May 2017, and that Alexion’s stock price dropped upon the purported disclosure of the alleged fraud. The plaintiffs seek to recover unspecified monetary relief, unspecified equitable and injunctive relief, interest, and attorneys’ fees and costs. Defendants filed a motion to dismiss the amended complaint on 2 August 2019; plaintiffs filed their opposition to that motion on 2 October 2019; and defendants filed their reply in further support of their motion on 15 November 2019. Given the early stage of these proceedings, it is not possible to predict the likelihood of obtaining dismissal of the case (or the ultimate outcome of the case if the motion to dismiss is denied by the court) nor estimate the possible loss or range of loss at the date of this document.

(d)      Brazilian Operations Investigation

In May 2017, Brazilian authorities seized records and data from Alexion’s São Paulo, Brazil offices as part of an investigation being conducted into Alexion’s Brazilian operations. Alexion is cooperating with this inquiry.

(e)      Shareholder Derivative Lawsuit

In June 2017, Alexion received a demand to inspect certain of its books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware on behalf of a purported stockholder. Among other things, the demand sought to determine whether to institute a derivative lawsuit against certain of Alexion’s directors and officers in relation to the investigation by Alexion’s Audit and Finance Committee announced in November 2016 and investigations instituted by the SEC, DOJ, US Attorney’s Office for the District of Massachusetts, and Brazilian law enforcement officials. Alexion has responded to the demand. Given the early stages of this matter, an estimate of the possible loss or range of loss cannot be made at the date of this document.

(f)       Canadian Pricing Matter

On 27 September 2017, a hearing panel of the Canadian Patented Medicine Prices Review Board (“PMPRB”) issued a decision in a previously pending administrative pricing matter that Alexion had excessively priced Soliris in a manner inconsistent with the Canadian pricing rules and guidelines. In its decision, the PMPRB ordered Alexion to decrease the price of Soliris to an upper limit based upon pricing in certain other countries and to forfeit excess revenues for the period between 2009 and 2017. The amount of excess revenues for the period between 2009 and 2017 was determined not to be a material amount and was paid in 2018. In October 2017, Alexion filed an application for judicial review of the PMPRB’s decision in the Federal Court of Canada. On 23 May 2019, the Federal Court of Canada dismissed Alexion’s application for judicial review and, as a consequence, affirmed the decision of the PMPRB that Alexion had excessively priced Soliris. On 21 June 2019, Alexion filed a notice of appeal of the Federal Court of Canada’s ruling and on 17 October 2019, Alexion filed a memorandum of fact and law in support of the appeal. On 3 December 2019, the Attorney General of Canada filed its memorandum of fact and law in support of the Federal Court of Canada’s dismissal of Alexion’s appeal of the PMPRB’s decision. On 19 December 2019, the intervenor, the Minister of Health for the Province of British Columbia, filed a separate memorandum of fact and law in support of the Federal Court of Canada’s decision. The Canadian Federal Court of Appeal heard the appeal on 21 October 2020 and 22 October 2020 but has not issued a decision as of the date of this document. Pursuant to an order made by the Federal Court of Canada, as of 31 March 2021, Alexion has placed approximately US$71.4 million in escrow to secure its obligations pending the final resolution of all appeals in this matter. This amount reflects the difference between the list price for Soliris and the price determined by the PMPRB to be non-excessive for sales of Soliris in Canada for the period beginning September 2017 through 31 March 2021. In addition, on a quarterly basis, until the appeals process has concluded, Alexion will be required to place amounts into escrow for each vial of Soliris sold in the applicable quarter equal to the list price for Soliris and the price determined by the PMPRB to be non-excessive. Alexion’s revenues in Canada have been reduced by US$54.7 million cumulatively to date, which is Alexion’s current best estimate of its liability through 31 March 2021 if Alexion were to lose the appeal of this matter (the amount of Alexion’s ultimate liability, however, may be greater than this estimate when the appeal process for this matter is concluded).

(g)      Chugai Pharmaceutical Patent Litigation

Chugai Pharmaceutical Co., Ltd. (“Chugai”) has filed three lawsuits against Alexion. The first was filed in November 2018 in the Delaware District Court against Alexion alleging that Ultomiris infringes one US patent held by Chugai. Upon issuance of a new US patent on 12 November 2019, Chugai filed a second lawsuit in the US alleging that Ultomiris infringes the new patent. The parties have agreed to consolidate the November 2018 and November 2019 lawsuits. Chugai filed a lawsuit in December 2018 in the Tokyo District Court against Alexion Pharma GK (a wholly owned subsidiary of Alexion) in Japan and alleges that Ultomiris infringes two Japanese patents held by Chugai. Chugai’s complaints seek unspecified damages and certain injunctive relief. On 5 March 2020, the Supreme Court of Japan dismissed Chugai’s appeal against an earlier IP High Court of Japan decision which held that one of the Chugai patents-in-suit is invalid. Subsequently, Chugai filed a correction to the claims of this patents-in-suit and Alexion has countered that the corrected claims are still invalid and not infringed. In all cases, Alexion has denied the charges and countered that the patents are neither valid nor infringed. A trial date for the US case which was initially set for July 2021 has been rescheduled for January 2022. The case is still at the briefing stage in Japan. Given the early stages of these litigations, an estimate of the possible loss or range of loss cannot be made at the date of this document.

(h)      Brazilian Tax Assessment Matter

In August 2019, the Brazilian Federal Revenue Service provided a Notice of Tax and Description of the Facts (the “Brazil Tax Assessment”) to two Alexion subsidiaries (the “Brazil Subsidiaries”), as well as to two additional entities, a logistics provider utilised by Alexion and a distributor. The Brazil Tax Assessment focuses on the importation of Soliris vials pursuant to Alexion’s free drug supply to patients program (referred to as Global Access to Medicines, or “GATM”) in Brazil. In September 2019, the Brazil Subsidiaries filed defences to the Brazil Tax Assessment disputing the basis for liability under the Brazil Tax Assessment based on, among others, the following: in connection with the operation of GATM, during the period from September 2014 to June 2019: (i) the importers responsible for the importation of the GATM Soliris vials into Brazil were correctly identified and (ii) the correct customs value was utilised for the purpose of importing the GATM Soliris vials provided to the patients free of charge. Alexion prevailed in the first level of administrative appeals in the Brazilian federal administrative proceeding system based on a deficiency in the Brazil Tax Assessment. The decision was subject to an automatic (ex officio) appeal to the second level of the administrative courts. On 30 March 2021, counter-arguments against the ex officio appeal were filed on behalf of the Brazil Subsidiaries. There are three separate levels of administrative appeals within the Brazilian federal administrative proceeding system and, if the outcome of these administrative appeals is unfavourable, the final decision of the federal administrative proceeding system can be disputed to the federal court systems in Brazil (at the date of this document, Alexion intends to appeal the Brazil Tax Assessment if it is not overturned in the course of administrative appeals). Given the early stage of these proceedings, it is not possible to predict the duration, scope or outcome of this matter at the date of this document, but it is expected that a final resolution will take three years or more. While it is possible that a loss related to the Brazil Tax Assessment may be incurred, given its ongoing nature, it is not possible to reasonably estimate the potential magnitude of any such possible loss or range of loss, or the cost of the ongoing administrative appeals (and potential appeals to the federal court system) of the Brazil Tax Assessment. Any determination that any aspects of the importation of free of charge medications into Brazil as set forth in the Brazil Tax Assessment are not, or were not, in compliance with existing laws or regulations could result in the imposition of fines, civil penalties and potentially criminal penalties, and/or other sanctions against Alexion and could have an adverse impact on Alexion’s Brazilian operations.

(i)       Assumption of Portola’s litigation

In connection with Alexion’s acquisition of Portola, Alexion has assumed litigation to which Portola is a party. Among the litigation assumed is a securities fraud class action filed against Portola and certain of its officers, directors and underwriters (the “Portola Defendants”) under the US Securities Act and the Securities Exchange Act of 1934. Specifically, on 16 January 2020, 7 February 2020 and 28 February 2020, stockholders filed three putative class actions in the US District Court for the Northern District of California (“Northern California District Court”), captioned Hayden v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-00367-VC (N.D. Cal.); McCutcheon v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-00949 (N.D. Cal.); and Southeastern Pennsylvania Transportation Authority v. Portola Pharmaceuticals, Inc., et al., No. 3:20-cv-01501 (N.D. Cal.). These cases have since been consolidated and on 22 April 2020, the Northern California District Court issued an Order appointing the Almeda County Employees’ Retirement Association (“ACERA”) as Lead Plaintiff in the litigation. ACERA file its amended consolidated complaint on 20 May 2020 asserting that Portola Defendants made misrepresentations and omissions in public disclosures (including in materials issued in connection with the 7 August 2019 securities offering) concerning Portola’s sales of andexanet alfa, marketed as ANDEXXA in the United States and ONDEXXYA in Europe, between 8 January 2019 and 26 February 2020. Specifically, plaintiffs allege that Portola Defendants made materially false and/or misleading statements about the demand for ANDEXXA, usage of ANDEXXA by hospitals and healthcare organisations, and about Portola’s accounting for its return reserves. Plaintiffs contend that the alleged fraud was revealed on 9 January 2020, when Portola announced its preliminary unaudited financial results for the fourth quarter of 2019, and again on 26 February 2020, when Portola issued its fourth quarter 2019 financial results. In July 2020, Portola and the Portola Defendants filed a motion with the Northern California District Court. The Northern California District Court heard oral argument on 24 September 2020 and granted defendants’ pending motion to dismiss, but with leave for plaintiffs to amend further their complaint. Plaintiffs filed an amended complaint on 5 November 2020. In December 2020, Portola and Portola Defendants filed a motion to dismiss with the Northern California District Court. After oral argument on the motion to dismiss the amended complaint, on 10 March 2021 the Northern California District Court granted the motion and gave plaintiffs leave to amend the complaint within 21 days of its order. Plaintiffs filed a second amended complaint on 31 March 2021, which Portola and the Portola Defendants will also move to dismiss. Plaintiffs seek to recover unspecified monetary relief, interest, and attorneys’ fees and costs. Given the early stage of these proceedings, it is not possible to predict the likelihood of obtaining dismissal of the case (or the ultimate outcome of the case if that motion to dismiss is denied by the Northern California District Court) nor estimate the possible loss or range of loss at the date of this document.

11.     AstraZeneca related party transactions

The related party transactions that were entered into by AstraZeneca during the financial years ended 31 December 2020, 31 December 2019 and 31 December 2018 are referred to in the Annual Report and Accounts for AstraZeneca for the financial years ended 31 December 2020, 31 December 2019 and 31 December 2018 respectively, each of which is incorporated into this document by reference, as further described in Part VII (Documentation Incorporated by Reference) of this document. There were no new related party transactions entered into by AstraZeneca between 31 December 2020 and the Latest Practicable Date that were material to AstraZeneca.

12.     No significant change

12.1   There has been no significant change in the financial position or financial performance of AstraZeneca since 31 December 2020, being the date to which AstraZeneca’s last published audited consolidated financial statements were prepared.

12.2   There has been no significant change in the financial position or financial performance of Alexion since 31 December 2020, being the date to which Alexion’s last published audited consolidated financial statements were prepared.

13.     Combined Group working capital statement

AstraZeneca is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this document.

14.     Sources and bases of selected financial information

14.1   Selected historical financial information relating to AstraZeneca, including that which is incorporated by reference, has been prepared in accordance with IFRS.

14.2   Selected historical financial information relating to Alexion has been prepared in accordancewith generally accepted accounting principles in the US GAAP.

14.3   Section B of Part IV (Historical Financial Information Relating to Alexion) of this documentincludes unaudited reconciliations of Alexion’s historical financial information from USGAAP to IFRS.

14.4   Following Completion, Alexion will be a subsidiary within the AstraZeneca Group, and theaccounting policies applied to Alexion will be the same as those applied to AstraZeneca.

15.     Consents

15.1   PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report in Part IV (Historical Financial Information Relating to Alexion) in the form and context in which it is included.

15.2   PricewaterhouseCoopers LLP has given and not withdrawn its consent to the inclusion in this document of its report in Part V (Unaudited Pro Forma Financial Information for the Combined Group) in the form and context in which it is included.

15.3   Evercore has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

15.4   Centerview Partners has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

16.     Documents available for inspection

Copies of the following documents will be available on AstraZeneca’s website (https://www.astrazeneca.com/ investor-relations/astrazeneca-to-acquire-alexion.html) or for physical inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR from the date of this document up to and including the date of Completion, subject to health and safety requirements and any limits on gatherings, social distancing or other measures imposed or recommended by the UK Government:

(a)	the Articles;

(b)	the consent letters referred to in Section 15 of this Part VI (Additional Information);

(c)	this document and the Form of Proxy;

(d)	the report of PricewaterhouseCoopers LLP set out in Section C of Part IV (Historical Financial Information Relating to Alexion) of this document;

(e)	the report of PricewaterhouseCoopers LLP set out in Section B of Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document;

(f)	complete copies of each of the documents incorporated by reference into this document pursuant to Part VII (Documentation Incorporated by Reference) of this document; and

(g)	the Merger Agreement.

PART VII
DOCUMENTATION INCORPORATED BY REFERENCE

Parts of other documents are incorporated by reference in, and form part of, this document. The following documentation, which was sent to AstraZeneca Shareholders at the relevant time and/or is available as described below, contains information that is relevant to the Transaction:

Reference document	Information incorporated by reference	Page number in reference document
AstraZeneca’s Annual Report and Accounts for the year ended 31 December 2020	Directors’ Remuneration Report	131
	Remuneration Policy	156
	Auditors’ report	170
	Consolidated statement of comprehensive income	176
	Consolidated statement of financial position	177
	Consolidated statements of changes in equity	178
	Consolidated statement of cash flows	179
	Notes to the group financial statements	187
	Company balance sheet	238
	Company statement of changes in equity	239
	Notes to the company financial statements	241
AstraZeneca’s Annual Report and Accounts for the year ended 31 December 2019	Auditors’ report	162
	Consolidated statement of comprehensive income	168
	Consolidated Statement of financial position	169
	Consolidated statements of changes in equity	170
	Consolidated statement of cash flows	171
	Notes to the group financial statements	180
	Company balance sheet	231
	Company statement of changes in equity	232
	Notes to the company financial statements	234
AstraZeneca’s Annual Report and Accounts for the year ended 31 December 2018	Auditors’ report	144
	Consolidated statement of comprehensive income	149
	Consolidated Statement of financial position	150
	Consolidated statements of changes in equity	151
	Consolidated statement of cash flows	152
	Notes to the group financial statements	160
	Company balance sheet	205
	Company statement of changes in equity	206
	Notes to the company financial statements	208

These documents are available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations/annual-reports.html. If you have received this document in electronic form, you may request a hard copy of this document and/or any information incorporated into this document by reference to another source by contacting AstraZeneca’s registrars, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or between 8.30 a.m. and 5.30 p.m. (BST), Monday to Friday (excluding English and Welsh public holidays), on 0800 389 1580 from within the UK or on +44 (0)121 415 7033 if calling from outside the UK (calls from outside the UK will be charged at the applicable international rate), with your full name and the full address to which the hard copy may be sent (calls may be recorded and monitored for training and security purposes). You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form. Please note that calls may be monitored or recorded and Equiniti cannot provide legal, tax or financial advice or advice on the merits of the Transaction.

Where the documents listed above in this Part VII (Documentation Incorporated by Reference) make reference to other documents, such other documents are not incorporated into and do not form part of this document. Parts of the document incorporated by reference which are not set out above are either not relevant or are covered elsewhere in this document. Save as expressly referred to herein, neither the content of AstraZeneca’s website, nor the content of any website accessible from hyperlinks on AstraZeneca’s website, is incorporated into, or forms part of, this document.

PART VIII
DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.

“039 patent”	has the meaning given in paragraph 10.1(l) of Part VI (Additional Information)

“2022 Floating Rate Notes”	means the US$250,000,000 aggregate principal amount of floating rate notes due 10 June 2022 registered under the US Securities Act

“2022 Notes”	means the US$1,000,000,000 aggregate principal amount of 2.375 per cent. notes due 12 June 2022 registered under the US Securities Act

“2023 Floating Rate Notes”	means the US$400,000,000 aggregate principal amount of floating rate notes due 17 August 2023 registered under the US Securities Act

“2023 Notes”	means the US$850,000,000 aggregate principal amount of 3.500 per cent. notes due 17 August 2023 registered under the US Securities Act

“2023 Wilmington Notes”	means the US$287,435,000 aggregate principal amount of 7.000 per cent. notes due 15 November 2023 registered under the US Securities Act

“2024 Notes”	means the €900,000,000 0.750 per cent. notes due 12 May 2024 issued on 12 May 2016

“2025 Notes”	means the US$2,000,000,000 aggregate principal amount of 3.375 per cent. notes due 16 November 2025 registered under the US Securities Act

“2026 Notes”	means the US$1,200,000,000 aggregate principal amount of 0.700 per cent. notes due 8 April 2026 registered under the US Securities Act

“2027 Notes”	means the US$750,000,000 aggregate principal amount of 3.125 per cent. notes due 12 June 2027 registered under the US Securities Act

“2028 Notes”	means the €800,000,000 1.250 per cent. notes due 12 May 2028 issued on 12 May 2016

“2029 Notes”	means the US$1,000,000,000 aggregate principal amount of 4.000 per cent. notes due 17 January 2029 registered under the US Securities Act

“2030 Notes”	means the US$1,300,000,000 aggregate principal amount of 1.375 per cent. notes due 6 August 2030 registered under the US Securities Act

“2031 Notes”	means £350,000,000 5.75 per cent. notes due 13 November 2031 issued on 13 November 2007

“2037 Notes”	means the US$2,750,000,000 aggregate principal amount of 6.450 per cent. notes due 15 September 2037 registered under the US Securities Act

“2042 Notes”	means the US$1,000,000,000 aggregate principal amount of 4.000 per cent. notes due 18 September 2042 registered under the US Securities Act

“2045 Notes”	means the US$1,000,000,000 aggregate principal amount of 4.375 per cent. notes due 16 November 2045 registered under the US Securities Act

“2048 Notes”	means the US$750,000,000 aggregate principal amount of 4.375 per cent. notes due 17 August 2048 registered under the US Securities Act

“2050 Notes”	means the US$500,000,000 aggregate principal amount of 2.125 per cent. notes due 6 August 2050 registered under the US Securities Act

“3M”	has the meaning given in paragraph 10.1(j) of Part VI (Additional Information)

“894 patent”	has the meaning given in paragraph 10.1(i) of Part VI (Additional Information)

“ACERA”	has the meaning given in paragraph 10.2(i) of Part VI (Additional Information)

“Acerta”	has the meaning given in paragraph 9.1(d) of Part VI (Additional Information)

“Achillion”	has the meaning given in paragraph 9.2(c) of Part VI (Additional Information)

“Admission”	the admission of the New AstraZeneca Shares to the Official List with a premium listing and to trading on the London Stock Exchange’s main market for listed securities and the listing on the Nasdaq Stock Exchange of the New AstraZeneca ADSs

“ADRs”	has the meaning given in paragraph 1 of Part I (Letter from the Chairman of AstraZeneca)

“Alexion”	Alexion Pharmaceuticals, Inc.

“Alexion Credit Agreement”	has the meaning given in paragraph 9.2(i) of Part VI (Additional Information)

“Alexion Forecasts”	has the meaning given in paragraph 1 of Section B of Appendix 1 (Profit Forecasts)

“Alexion Group”	Alexion and its subsidiary undertakings (as defined in the Companies Act 2006)

“Alexion Management Unaudited Alexion Projections”	has the meaning given in paragraph 1 of Section B of Appendix 1 (Profit Forecasts)

“Alexion Management Unaudited AstraZeneca Projections”	has the meaning given in paragraph 1 of Section B of Appendix 1 (Profit Forecasts)

“Alexion PSU Award”	has the meaning given in paragraph 1.4 of Part III (Summary of the Key Transaction Terms)

“Alexion RSU Award”	has the meaning given in paragraph 1.4 of Part III (Summary of the Key Transaction Terms)

“Alexion Shareholders”	the holders of Alexion Shares

“Alexion Shares”	has the meaning given in paragraph 1 of Part I (Letter from the Chairman of AstraZeneca)

“Alexion Special Meeting”	has the meaning given in paragraph 10.1(c)(i) of Part I (Letter from the Chairman of AstraZeneca)

“Alexion Stock Option”	has the meaning given in paragraph 1.4 of Part III (Summary of the Key Transaction Terms)

“Amgen”	has the meaning given in paragraph 9.2(b) of Part VI (Additional Information)

“Amplimmune”	has the meaning given in paragraph 10.1(r) of Part VI (Additional Information)

“ANDA”	has the meaning given in paragraph 10.1(b) of Part VI (Additional Information)

“Arrangers”	has the meaning given in paragraph 2 of Part III (Summary of the Key Transaction Terms)

“Array”	has the meaning given in paragraph 10.1(s) of Part VI (Additional Information)

“Articles”	has the meaning given in paragraph 3.2 of Part VI (Additional Information)

“AstraZeneca” or “the Company”	AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales with company number 02723534 and its registered office in 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom

“AstraZeneca ADS”	has the meaning given in paragraph 1 of Part I (Letter from the Chairman of AstraZeneca)

“AstraZeneca General Meeting”	the general meeting of AstraZeneca to be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom at 11.30 a.m. (BST) on 11 May 2021, or any adjournment thereof

“AstraZeneca Group”	AstraZeneca and its subsidiary undertakings (as defined in the Companies Act 2006)

“AstraZeneca Profit Forecast”	has the meaning given in paragraph 1.1 of Section A of Appendix 1 (Profit Forecasts)

“AstraZeneca Share Plans”	the DBP, PSP and AZIP

“AstraZeneca Shareholders”	the holders of AstraZeneca Shares

“AstraZeneca Shares”	the ordinary shares of US$0.25 each in the capital of the Company

“Atnahs”	has the meaning given in paragraph 9.1(h) of Part VI (Additional Information)

“AZIP”	AstraZeneca Investment Plan

“Bidco”	Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned subsidiary of AstraZeneca

“Board”	the board of Directors of the Company

“Brazil Subsidiaries”	has the meaning given in paragraph 10.2(h) of Part VI (Additional Information)

“Brazil Tax Assessment”	has the meaning given in paragraph 10.2(h) of Part VI (Additional Information)

“Bridge Facility”	has the meaning given in paragraph 11 of Part I (Letter from the Chairman of AstraZeneca)

“Bridge Lenders”	has the meaning given in paragraph 11 of Part I (Letter from the Chairman of AstraZeneca)

“BST”	British Summer Time

“Centerview Partners”	Centerview Partners UK LLP

“CER”	has the meaning given in paragraph 12.1 of Part I (Letter from the Chairman of AstraZeneca)

“Cheplapharm”	has the meaning given in paragraph 9.1(g) of Part VI (Additional Information)

“Chugai”	has the meaning given in paragraph 10.2(g) of Part VI (Additional Information)

“CMA”	has the meaning given in paragraph 10.1 of Part I (Letter from the Chairman of AstraZeneca)

“Columbia District Court”	has the meaning given in paragraph 10.1(x) of Part VI (Additional Information)

“Combined Group”	the AstraZeneca Group and the Alexion Group after the Transaction has taken effect

“Companies Act”	the UK Companies Act 2006, as amended from time to time

“Completion”	the completion of the Transaction for the purposes of the Merger Agreement in accordance with its terms (and references to “complete” shall be construed accordingly)

“Conditions”	the Conditions to Completion as set out in the Merger Agreement and which are summarised in paragraph 1.1 of Part III (Summary of the Key Transaction Terms)

“Consolidated Borrowings”	Interest-bearing loans and borrowings and lease liabilities as set out in the Unaudited Pro Forma Net Assets Statement

“CP Notes”	has the meaning given in paragraph 9.1(o) of Part VI (Additional Information)

“CREST”	the system of paperless settlement of trades in listed securities of which Euroclear UK & Ireland Limited is the operator

“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time

“CREST Proxy Instruction”	has the meaning given in paragraph 2.2 of the section headed “Action to be taken”

“CREST Regulations”	the EU Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time

“CVR”	has the meaning given in paragraph 9.2(c) of Part VI (Additional Information)

“CVR Agreement”	has the meaning given in paragraph 9.2(c) of Part VI (Additional Information)

“Daiichi Inc.”	has the meaning given in paragraph 10.1(h) Part VI (Additional Information)

“Daiichi Sankyo”	has the meaning given in paragraph 9.1(f) of Part VI (Additional Information)

“DBP”	AstraZeneca’s Deferred Bonus Plan

“Definiens Sellers”	has the meaning given in paragraph 10.1(w) of Part VI (Additional Information)

“Delaware District Court”	has the meaning given in paragraph 10.1(b) of Part VI (Additional Information)

“Depositary”	Deutsche Bank Trust Company Americas in its capacity as depositary bank for the AstraZeneca ADSs

“Dicerna”	has the meaning given in paragraph 9.2(h) of Part VI (Additional Information)

“Directors”	the directors of AstraZeneca whose names appear in Part I (Letter from the Chairman of AstraZeneca)

“DOJ”	the US Department of Justice

“Drawable Facilities”	has the meaning given in paragraph 9.1(l) of Part VI (Additional Information)

“EC”	has the meaning given in paragraph 10.1 of Part I (Letter from the Chairman of AstraZeneca)

“ECP Programme”	has the meaning given in paragraph 9.1(o) of Part VI (Additional Information)

“EDT”	Eastern Daylight Time

“EMA”	European Medicines Agency

“EMTN Notes”	means the series of notes issued under the EMTN Programme, consisting of the May 2021 Notes, November 2021 Notes, 2024 Notes, 2028 Notes and the 2031 Notes

“EMTN Programme”	AstraZeneca’s Euro Medium Term Note Programme

“Enobia”	has the meaning given in paragraph 9.2(d) of Part VI (Additional Information)

“EPA”	electronic proxy appointment

“EPS”	earnings per share

“EU”	the European Union

“Euroclear”	Euroclear UK & Ireland Limited, the operator of CREST

“Eurozone”	the Member States of the EU, from time to time, that have adopted the Euro as their currency

“Evercore”	Evercore Partners International LLP

“Exchange Agent”	the commercial bank or trust company appointed pursuant to the terms of the Merger Agreement

“Facility A”	has the meaning given in paragraph 2 of Part III (Summary of the Key Transaction Terms)

“Facility B”	has the meaning given in paragraph 2 of Part III (Summary of the Key Transaction Terms)

“FCA” or “Financial Conduct Authority”	the UK Financial Conduct Authority

“FCPA”	has the meaning given in paragraph 10.2(b) of Part VI (Additional Information)

“FDA”	the US Food and Drug Administration

“FDA Orange Book”	the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations publication

“Fixed Rate Notes”	means the 2022 Notes, the 2023 Notes, the 2025 Notes, the 2026 Notes, the 2027 Notes, the 2029 Notes, the 2030 Notes, the 2037 Notes, the 2042 Notes, the 2045 Notes, the 2048 Notes and the 2050 Notes

“Floating Rate Notes”	means the 2022 Floating Rate Notes and the 2023 Floating Rate Notes

“Form of Proxy”	the Form of Proxy for use at the General Meeting, which is being sent to AstraZeneca Shareholders with this document

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time

“FTC”	has the meaning given in paragraph 10.1 of Part I (Letter from the Chairman of AstraZeneca)

“GATM”	has the meaning given in paragraph 10.2(h) of Part VI (Additional Information)

“Gene Logic”	has the meaning given in paragraph 10.1(t) of Part VI (Additional Information)

“Grünenthal”	has the meaning given in paragraph 9.1(j) of Part VI (Additional Information)

“Hackplimco 1”	has the meaning given in paragraph 2.1 of Part VI (Additional Information)

“Hackplimco 2”	has the meaning given in paragraph 2.1 of Part VI (Additional Information)

“HCR”	has the meaning given in paragraph 9.2(f) of Part VI (Additional Information)

“HSR Act”	has the meaning given in paragraph 10.1 of Part I (Letter from the Chairman of AstraZeneca)

“ICI”	has the meaning given in paragraph 2.1 of Part VI (Additional Information)

“IFRS”	International Financial Reporting Standards, as adopted by the European Union

“Internal Revenue Code”	the US Internal Revenue Code of 1986

“IP”	has the meaning given on page 3

“JPML”	has the meaning given in paragraph 10.1(o) of Part VI (Additional Information)

“Kentucky District Court”	has the meaning given in paragraph 10.1(q) of Part VI (Additional Information)

“Kindeva”	has the meaning given in paragraph 10.1(j) of Part VI (Additional Information)

“LA Court”	has the meaning given in paragraph 10.1(m) of Part VI (Additional Information)

“Latest Practicable Date”	7 April 2021 (being the latest practicable date prior to the publication of this document)

“LIBOR”	the London Interbank Offer Rate

“Listing Rules”	the rules and regulations made by the FCA in its capacity as the competent authority under the FSMA, and contained in the FCA’s publication of the same name

“London Stock Exchange”	the London Stock Exchange plc

“Long Stop Date”	12 December 2021, subject to an extension of 90 days (to 12 March 2022) if, on the initial Long Stop Date, all Conditions have been satisfied or waived except for the Regulatory Conditions

“Louisiana Appellate Court”	has the meaning given in paragraph 10.1(bb) of Part VI (Additional Information)

“Louisiana Trial Court”	has the meaning given in paragraph 10.1(bb) of Part VI (Additional Information)

“May 2021 Notes”	means the €500,000,000 0.250 per cent. notes due 12 May 2021 issued on 12 May 2016

“MDL”	has the meaning given in paragraph 10.1(n) of Part VI (Additional Information)

“Merck”	has the meaning given in paragraph 9.1(e) of Part VI (Additional Information)

“Merger Agreement”	the Agreement and Plan of Merger, dated 12 December 2020, as it and the plan of merger may be amended from time to time, entered into between AstraZeneca, Bidco, Merger Subs and Alexion

“Merger Consideration”	has the meaning given in paragraph 1 of Part I (Letter from the Chairman of AstraZeneca)

“Merger Sub I”	Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned subsidiary of Bidco

“Merger Sub II”	Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned subsidiary of Bidco

“Merger Subs”	Merger Sub I and Merger Sub II

“Mylan”	has the meaning given in paragraph 10.1(j) of Part VI (Additional Information)

“Nasdaq Stock Exchange”	the Nasdaq Stock Market LLC

“Nasdaq Stockholm”	the Nasdaq Stockholm AB

“New AstraZeneca ADSs”	the AstraZeneca ADSs to be issued by the Depositary as part of the Merger Consideration

“New AstraZeneca Shares”	the AstraZeneca Shares underlying the AstraZeneca ADSs to be issued as the share portion of the Merger Consideration

“New Jersey District Court”	has the meaning given in paragraph 10.1(c) of Part VI (Additional Information)

“New York District Court”	has the meaning given in paragraph 10.1(n) of Part VI (Additional Information)

“Nominated Person”	has the meaning given in paragraph 14 of the Notes to the Notice of General Meeting in Part IX (Notice of General Meeting)

“Non-GAAP”	has the meaning given to it on page 5

“Northern California District Court”	has the meaning given in paragraph 10.2(i) of Part VI (Additional Information)

“Notice” or “Notice of General Meeting”	means the notice of the General Meeting as set out in Part IX (Notice of General Meeting)

“November 2021 Notes”	means the €750,000,000 0.875 per cent. notes due 24 November 2021 issued on 24 November 2014

“Ocimum”	has the meaning given in paragraph 10.1(t) of Part VI (Additional Information)

“Official List”	the official list maintained by the FCA

“PMPRB”	has the meaning given in paragraph 10.2(f) of Part VI (Additional Information)

“Portola”	has the meaning given in paragraph 9.2(f) of Part VI (Additional Information)

“Portola Defendants”	has the meaning given in paragraph 10.2(i) of Part VI (Additional Information)

“PR Regulation”	the UK version of Commission Delegated Regulation (EU) 2019/980 (supplementing Regulation (EU) 2017/1129) which is part of UK law by virtue of the European Union (Withdrawal) Act 2018

“proxy statement”	has the meaning given to it on page 2

“proxy statement/prospectus”	has the meaning given to it on page 2

“PSP”	AstraZeneca’s Performance Share Plan

“Registration Statement”	has the meaning given to it on page 2

“Regulatory Conditions”	has the meaning given in paragraph 10.1(a) of Part I (Letter from the Chairman of AstraZeneca)

“Relationship Facilities”	has the meaning given in paragraph 9.1(k) of Part VI (Additional Information)

“Resolution”	Resolution 1 set out in Part IX (Notice of General Meeting)

“Revolving Facility”	has the meaning given in paragraph 2 of Part III (Summary of the Key Transaction Terms)

“Sandoz”	has the meaning given to in paragraph 10.1(f) of Part VI (Additional Information)

“Seagen”	has the meaning to in paragraph 10.1(l) of Part VI (Additional Information)

“SEC”	the United States Securities and Exchange Commission

“SOFR”	Secured Overnight Financing Rate for US$

“Southern California District Court”	has the meaning given in paragraph 10.1(m) of Part VI (Additional Information)

“Sponsor”	Evercore Partners International LLP

“Sponsor’s Agreement”	has the meaning given in paragraph 9.1(c) of Part VI (Additional Information)

“Takeout Facilities”	has the meaning given in paragraph 11 of Part I (Letter from the Chairman of AstraZeneca)

“Transaction”	has the meaning given in paragraph 1 of Part I (Letter from the Chairman of AstraZeneca)

“Transaction Facilities”	has the meaning given in paragraph 2 of Part III (Summary of the Key Transaction Terms)

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK MHRA”	UK Medicines and Healthcare products Regulatory Agency

“Unaudited Pro Forma Financial Information”	has the meaning given in Section A of Part V (Unaudited Pro Forma Financial Information for the Combined Group)

“US”	the United States of America

“US GAAP”	generally accepted accounting principles adopted by the SEC

“US Notes”	means the Fixed Rate Notes, the Floating Rate Notes and the 2023 Wilmington Notes

“US Securities Act”	the US Securities Act of 1933, as amended

“USCP Notes”	has the meaning given in paragraph 9.1(p) of Part VI (Additional Information)

“USCP Programme”	has the meaning given in paragraph 9.1(p) of Part VI (Additional Information)

“Voting Record Time”	6.30 p.m. (BST) on 7 May 2021 or, in the event that the AstraZeneca General Meeting is adjourned, 6.30 p.m. (BST) on the date which is two business days before the date set for such adjourned meeting.

“West Virginia District Court”	has the meaning given in paragraph 10.1(j) of Part VI (Additional Information)

“Wilmington”	has the meaning given in paragraph 9.1(n) of Part VI (Additional Information)

“Zeneca”	has the meaning given in paragraph 2.1 of Part VI (Additional Information)

“Zealand”	has the meaning given in paragraph 9.2(g) of Part VI (Additional Information)

“Zydus”	has the meaning given in paragraph 10.1(d) of Part VI (Additional Information)

All times referred to are BST time unless otherwise stated.

All references to “GBP”, “pence”, “sterling”, “£” or “p” are to the lawful currency of the United Kingdom.

All references to “US dollar”, “USD”, “$”, “US$” or “cents”, are to the lawful currency of the US.

All references to “Euro”, “EUR” or “€” are to the lawful currency of the Eurozone.

All references to statutory provisions or laws or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

PART IX
NOTICE OF GENERAL MEETING

NOTICE OF GENERAL MEETING OF ASTRAZENECA PLC

Notice is hereby given that a general meeting of AstraZeneca PLC (the “Company”) will be held at Academy House, 136 Hills Road, Cambridge, CB2 8PA, United Kingdom at 11.30 a.m. (BST) on 11 May 2021 for the purpose of considering and, if thought fit, passing the following resolution.

The General Meeting will be a closed meeting due to UK Government COVID-19 restrictions relating to indoor gatherings and will be preceded by an online shareholder engagement event.

Capitalised terms used in this Notice of General Meeting (the “Notice”) which are not defined herein shall have the meanings ascribed to them in the document of which this Notice forms part.

The resolution is being proposed as an ordinary resolution.

ORDINARY RESOLUTION

1.	THAT:

(a)	the proposed acquisition by the Company of Alexion Pharmaceuticals, Inc. and the associated arrangements to be entered into, all as described in the circular to the shareholders of the Company dated 12 April 2021 and substantially on the terms and subject to the conditions set out in the Merger Agreement dated 12 December 2020 between the Company and Alexion Pharmaceuticals, Inc. (among others) (the “Transaction”), be and is hereby approved; and

(b)	the directors of the Company (the “Directors”) (or any duly constituted committee thereof) be and are hereby authorised to take all necessary or appropriate steps and to do all necessary or appropriate things to implement, complete or procure the implementation or completion of the Transaction and give effect thereto with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments of a material nature) as the Directors (or any duly authorised committee thereof) may deem necessary, expedient or appropriate in connection with the Transaction.

By order of the board of directors of the Company

Adrian Kemp
Company Secretary

12 April 2021

Registered office:

AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Registered in England & Wales No. 02723534

Notes to the Notice of General Meeting

Closed General Meeting arrangements

1.	The Board continues to monitor the evolving COVID-19 situation and the safety and security of our workforce and of our shareholders remains paramount. In line with UK Government restrictions relating to public gatherings as at the date of this Notice, the General Meeting will be a closed meeting and it will not be possible for shareholders to attend. The General Meeting will function as a procedural meeting and only formal business will be conducted by a sufficient number of shareholders to constitute a quorum to ensure the General Meeting is validly held. Other shareholders, corporate representatives and persons usually entitled to attend a general meeting of the Company will not be permitted to attend the General Meeting.

2.	The Board values the support and engagement of all shareholders. On 30 April 2021 at 2.00 p.m., the Company will live-broadcast online a presentation from certain members of the Board and invite shareholders to participate in a live Q&A session should they wish to do so. This can be done by accessing the event website, https://web.lumiagm.com. More details about how to access the shareholder engagement event, and how to ask questions can be found at paragraph 21 of the Notes to this Notice of General Meeting.

Entitlement to appoint proxies

3.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30 p.m. (BST) on 7 May 2021 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30 p.m. (BST) two days prior to any adjourned meeting, are entitled vote at the General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30 p.m. (BST) on 7 May 2021, or if this meeting is adjourned, in the register of members after 6.30 p.m. (BST), two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to vote at the General Meeting.

4.	As shareholders will not be allowed to attend the General Meeting, shareholders are strongly encouraged to appoint the Chairman of the General Meeting as their proxy, to ensure their votes are counted. A shareholder may appoint one or more proxies in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A member may only appoint a proxy by:

(a)	completing and returning the Form of Proxy accompanying this Notice;

(b)	going to the Shareview website, www.shareview.co.uk;

(c)	going to the Sharevote website, www.sharevote.co.uk; or

(d)	if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted.

5.	You may not use any electronic address provided in this Notice of General Meeting to communicate with the Company for any purposes other than those expressly stated.

Deadline for receipt of Form of Proxy

6.	To be effective, the Form of Proxy (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti Registrars, not later than 11.30 a.m. (BST) 7 May 2021, or if this General Meeting is adjourned, not less than 48 hours before the time for holding such adjourned meeting. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the meeting.

Appointment of proxies through Sharevote and Shareview websites

7.	Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through the Sharevote website, www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of numbers printed under the headings Voting ID, Task ID and Shareholder Reference Number on the Form of Proxy). Alternatively, shareholders who have already registered with Equiniti Registrars’ online portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘view’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions. Full details and instructions on these electronic proxy facilities are given on the respective websites.

Appointment of proxies through CREST

8.	CREST members who wish to appoint a proxy or proxies for the General Meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

9.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (“CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.

10.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Holders of ordinary shares in the AstraZeneca Nominee Service

11.	Holders of ordinary shares in the AstraZeneca Nominee Service that wish to submit voting instructions ahead of the General Meeting may sign and return the Voting Form, in accordance with the instructions included on the Voting Form. Alternatively, holders may submit instructions electronically via the Sharevote website, www.sharevote.co.uk, or, for holders that have registered with Equiniti Registrars’ online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on each of the websites. The deadline for the receipt of the Voting Form and electronic voting instructions is 11.30 a.m. (BST) on 6 May 2021, or if this meeting is adjourned, 72 business hours prior to any adjourned meeting.

Holders of American Depositary Shares

12.	If you want the Depositary to vote your AstraZeneca ADSs at the General Meeting, you may provide your voting instructions to the Depositary via the internet, by telephone or by sending in a completed voting instruction card, as described on such card. In each case, voting instructions must be received by the Depositary by 1.00 p.m. EDT on 3 May 2021.

Appointment of corporate representatives

13.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided if two or more representatives purport to vote in respect of the same shares:

(a)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(b)	in other cases, the power is treated as not exercised.

Given that attendance at the General Meeting is prohibited, corporations should consider appointing the Chairman of the General Meeting as proxy to ensure their votes are cast in accordance with their wishes.

Nominated Persons

14.	Any person to whom this Notice of General Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“Nominated Person”) may have a right, under an agreement between him or her and the shareholder by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

15.	The statement of the rights of shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by shareholders of the Company.

Poll voting

16.	The resolution will be put to a poll vote. This means that the votes of all shareholders who submit a Form of Proxy in advance of the General Meeting are counted.

Members’ rights to ask questions

17.	The General Meeting will be a closed meeting and no shareholders are permitted to attend. Shareholders are invited to attend an online engagement event on 30 April 2021 where they can ask questions. More information can be found in paragraph 21 of the Notes to this Notice of General Meeting.

Documents available for inspection

18.	The documents listed in paragraph 16 of Part VI (Additional Information) of the circular to the shareholders of the Company dated 12 April 2021 may be inspected on AstraZeneca’s website (https:// www.astrazeneca.com/investor-relations/astrazeneca-to-acquire-alexion.html), the shareholder engagement website on 30 April 2021 https://web.lumiagm.com and during business hours at the offices of Freshfields Bruckhaus Deringer LLP at 100 Bishopsgate London EC2P 2SR until the conclusion of the General Meeting, subject to health and safety requirements and any limits on gatherings, social distancing or other measures imposed or recommended by the UK Government.

Total voting rights

19.	At 7 April 2021 (being the last practicable date prior to the publication of this Notice of General Meeting), the Company’s issued share capital consisted of 1,312,748,507 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 7 April 2021 were 1,312,748,507.

Voting results

20.	The results of the voting at the General Meeting will be announced through a Regulatory Information Service and will appear on our website, www.astrazeneca.com as soon as reasonably practicable following the conclusion of the General Meeting.

Pre-General Meeting shareholder engagement event

21.	On 30 April 2021 at 2:00 p.m. BST, the Company will live-broadcast online a presentation from certain members of the Board and invite shareholders to participate in a live Q&A session should they wish to do so.

Accessing the event website

The shareholder engagement event can be accessed online using most well-known internet browsers such as Internet Explorer (not compatible with versions 10 and below), Edge, Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the event, please go to https://web.lumiagm.com on the day.

Logging in

On accessing the website, you will be asked to enter a Meeting ID which is 145-523-877. You will then be prompted to enter your unique SRN and PIN which is the first two and last two digits of your SRN. These can be found printed on your Form of Proxy. Access to the meeting via the website will be available from 1.00 p.m. on 30 April 2021.

Broadcast

The event will be broadcast with presentation slides. Once logged in, you will be able to listen to the event on your device, as well as being able to see the slides of the event. The slides will progress automatically as the event progresses.

Questions

Shareholders are able to ask questions from 1.00 p.m. on 30 April 2021, up to the close of the event, via the website by typing and submitting their question in writing.

Select the messaging icon from within the navigation bar and type your question at the bottom of the screen, once finished, press the ‘send’ icon to the right of the message box to submit your question. We encourage shareholders to log on early and submit their written questions in advance. During the event, shareholders will also be able to ask questions by telephone. The telephone number to call will be advertised on the shareholder engagement event website.

Requirements

An active internet connection is required at all times in order to view the presentation, submit questions and listen to the broadcast.

Recording

The shareholder engagement event will be recorded and made available for viewing on www.astrazeneca.com.

APPENDIX 1
PROFIT FORECASTS

SECTION A — ASTRAZENECA

1.	AstraZeneca’s profit forecast for the year ended 31 December 2021 including bases and assumptions

1.1	Outlook

In its preliminary results announcement for the full year 2020 and fourth quarter 2020, published on 11 February 2021, the Company provided the following guidance for the financial year ending 31 December 2021 at CER:

“Total Revenue is expected to increase by a low-teens percentage, accompanied by faster growth in Core EPS to $4.75 to $5.00.”

This statement constitutes a profit forecast for the purposes of the Listing Rules (the “AstraZeneca Profit Forecast”).

The Directors believe that the AstraZeneca Profit Forecast continues to be valid as of the date of publication of this document based upon: (i) the unaudited management accounts of the AstraZeneca Group for the two month period ended 28 February 2021; and (ii) a forecast for the AstraZeneca Group for the 10 month period ending 31 December 2021.

1.2	Basis of preparation

The Directors prepared the AstraZeneca Profit Forecast based on the accounting policies set out in the audited consolidated financial statements of AstraZeneca for the financial year ended 31 December 2020 and a forecast of the results for the year ending 31 December 2021, and the weighted average number of ordinary shares in issue during the year ended 31 December 2020.

Core EPS is adjusted to exclude certain significant items, such as:

(a)	amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets;

(b)	charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets; and

(c)	other specified items, principally comprising the Global Diabetes Alliance, acquisition-related costs, which include fair-value adjustments and the imputed finance charge relating to contingent consideration on business combinations and legal settlements.

The AstraZeneca Profit Forecast constitutes a non-GAAP financial measure, being an adjusted form of earnings per AstraZeneca Share. The CER growth rates are financial measures that are not accounted for according to IFRS because they remove the effects of currency movements from reported results. They represent a retranslation of the current year’s performance at the previous year’s average exchange rates, adjusted for other exchange effects, including hedging. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, or superior to financial measures prepared under IFRS. Further information in respect of Non-GAAP financial measures is outlined on page 5 of this document.

The AstraZeneca Profit Forecast does not incorporate any revenue or profit impact from:

(a)	sales of Pandemic COVID-19 Vaccine AstraZeneca (C19VAZ) (results for which AstraZeneca intends to report separately); or

(b)	the Transaction (including any financing in connection with the Transaction).

AstraZeneca recognises the heightened risks and uncertainties from the impact of COVID-19. Variations in performance between quarters can be expected to continue.

The AstraZeneca Profit Forecast has been properly compiled and prepared on the basis of the assumptions stated below and on a basis which is both (i) comparable with AstraZeneca’s historical financial information and (ii) consistent with AstraZeneca’s accounting policies, which are in accordance with IFRS (as adjusted for AstraZeneca’s Non-GAAP policy to disclose core earnings at CER and its established basis of guidance to investors, which is set out in AstraZeneca’s Annual Report).

The unexpired period of the AstraZeneca Profit Forecast is ten months and while the Directors have provided their best estimate (on the basis set out above and the assumptions set out below) for AstraZeneca’s Non-GAAP Core EPS for the financial year ending 31 December 2021, it is inevitable that the degree of uncertainty relating to the AstraZeneca Profit Forecast and the assumptions is greater than in the case of a profit forecast that covers a shorter forecasting period. In previous years, AstraZeneca has updated its profit guidance to investors during the financial year, as actual performance has differed compared with initial best estimates, due to changing circumstances and market conditions. The AstraZeneca Profit Forecast should therefore be read in this context and construed accordingly.

1.3	Principal assumptions

The AstraZeneca Profit Forecast has been compiled on the basis of the following assumptions:

(a)	Assumptions which are outside the influence or control of the Directors:

(i)	there will be no material change in legislation or regulatory requirements impacting the AstraZeneca Group’s operations in the forecast period to 31 December 2021;

(ii)	there will be no material change in the current trading environment and economic conditions, including the effect of COVID-19 related restrictions in AstraZeneca’s significant markets;

(iii)	there will be no business disruptions that materially affect the AstraZeneca Group, including natural disasters, acts of terrorism, cyber-attacks, industrial action or technological issues;

(iv)	there will be no material changes in the pricing, rebate and discount programmes, and contracting positions in AstraZeneca’s major markets;

(v)	there will be no significant new generic product entries into the market impacting the AstraZeneca Group’s commercialised products;

(vi)	there will be no material adverse tax outcomes;

(vii)	there will be no unforeseen or uncontrollable delays with the regulatory approvals process of AstraZeneca’s medicines; and

(viii)	there will be no changes in the statutory tax rates enacted before 31 December 2021.

(b)	Assumptions which are within the influence or control of the Directors:

(i)	there will be no major acquisitions prior to 31 December 2021, including the Transaction;

(ii)	there will be no new share issuances or buy backs prior to 31 December 2021; and

(iii)	there will be no material change in the operational strategy or current management of the AstraZeneca Group during the year ending 31 December 2021.

Although AstraZeneca expects Completion of the Transaction to occur in the third quarter of 2021, the AstraZeneca Profit Forecast assumes that Completion has not occurred by 31 December 2021 in order for AstraZeneca Shareholders to assess the performance of AstraZeneca on a standalone basis. For further information on the expected effect of the Transaction on AstraZeneca and the Combined Group, please see paragraph 2 of Part I (Letter from the Chairman of AstraZeneca) and Part V (Unaudited Pro Forma Financial Information for the Combined Group) of this document.

SECTION B — ALEXION

1.	Alexion Forecasts

The following long-range financial projections relating to standalone Alexion (the “Alexion Management Unaudited Alexion Projections”) and standalone AstraZeneca (the “Alexion Management Unaudited AstraZeneca Projections”, together with the Alexion Management Unaudited Alexion Projections, the “Alexion Forecasts”) have been included by Alexion in the Registration Statement:

“The following tables present a summary of the Alexion management unaudited PTRS Alexion projections that were reviewed by the Alexion board of directors in connection with its consideration of the proposed transaction and provided to BofA Securities for purposes of its financial analysis and fairness opinion.

(Dollars in millions except EPS)	Q4 ‘20E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$1,472	$6,250	$7,187	$7,868	$8,836	$9,807	$10,253	$10,604	$10,926	$11,452	$11,561
Non-GAAP Operating Income (Post- SBC) (1)	612	3,058	3,828	4,276	4,955	5,688	6,031	6,297	6,578	6,987	7,109
Tax-Effected EBIT (2)	515	2,538	3,177	3,549	4,112	4,721	4,945	5,163	5,394	5,729	5,829
Unlevered Free Cash Flow (3)	588	2,002	2,538	2,734	3,482	4,298	4,730	5,006	5,333	5,617	5,905
Non-GAAP EPS (Pre-SBC) (4)		$12.33	$15.65

(Dollars in millions)	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Revenue	$11,201	$10,956	$10,642	$10,494	$10,051	$7,956	$6,199	$5,191	$4,293	$3,852
Non-GAAP Operating Income (Post- SBC) (1)	6,943	6,821	6,628	6,554	6,289	4,961	3,876	3,206	2,593	2,300
Tax-Effected EBIT (2)	5,693	5,593	5,435	5,374	5,157	4,068	3,178	2,629	2,126	1,886
Unlevered Free Cash Flow (3)	5,942	5,773	5,603	5,518	5,361	4,563	3,538	2,779	2,230	1,937

(1)	Non-GAAP Operating Income (Post-SBC), a non-GAAP term, refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, less stock-based compensation expense, and excluding one-time items, milestone payments and amortization of purchased intangibles.

(2)	Tax-Effected EBIT, a non-GAAP term, refers to Non-GAAP Operating Income (Post-SBC) less estimated tax expense.

(3)	Unlevered Free Cash Flows, a non-GAAP term, refers to Tax-Effected EBIT plus depreciation, less changes in net working capital, less milestone payments, less capital expenditures.

(4)	Non-GAAP EPS (Pre-SBC), a non-GAAP term, refers to Non-GAAP Net Income (Pre-SBC) divided by estimated fully diluted shares outstanding. Non-GAAP Net Income (Pre-SBC), a non-GAAP term, refers to Non-GAAP Operating Income (Post-SBC) plus stock- based compensation expense, less interest expense, less other income / expense, less estimated tax expense.

The following tables present a summary of the unaudited non-PTRS Alexion projections that were provided to AstraZeneca, Evercore and Centerview Partners in connection with the proposed transaction:

(Dollars in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Revenue	$6,466	$7,537	$8,501	$10,268	$12,303	$14,148	$16,140	$18,266	$20,604	$22,283	$23,083
Gross Profit	5,821	6,765	7,540	9,014	10,894	12,571	14,392	16,335	18,483	20,057	20,877
Operating Profit (1)	3,517	4,280	4,822	6,039	7,645	9,005	10,463	12,080	13,920	15,233	15,951
Non-GAAP Net Income (2)	2,844	3,481	3,977	5,009	6,343	7,382	8,578	9,905	11,414	12,491	13,081

(1)	Operating Profit refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, and excluding one-time items, milestone payments and amortization of purchased intangibles. Note this figure is before accounting for stock-based compensation expense.

(2)	Non-GAAP Net Income, a non-GAAP term, refers to operating income less interest expense, less other income / expense, less estimated tax expense.

The following table presents a summary of the Alexion management unaudited AstraZeneca projections that were provided to the Alexion board of directors in connection with its consideration of the proposed transaction as well as to BofA Securities for purposes of its financial analysis and fairness opinion:

(Dollars in millions except EPS)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$26,501	$29,840	$33,820	$37,293	$41,065	$44,268	$46,412	$47,773	$48,435	$48,065	$46,723
Core EBIT (1)	7,509	8,817	10,998	13,096	15,427	17,145	17,953	18,467	18,716	18,576	18,071
Unlevered Free Cash Flow (2)		4,487	4,784	7,138	8,787	11,954	13,293	13,852	14,245	14,860	14,703
Core EPS (3)		$4.89	$6.24

(1)	Core EBIT, a non-GAAP term, refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, plus other operating income.

(2)	Unlevered Free Cash Flow, a non-GAAP term, refers to Core EBIT less estimated tax expense, plus depreciation, less restructuring payments, less purchase of intangible assets, less changes in net working capital, less capital expenditures.

(3)	Core EPS, a non-GAAP term, refers to Core Net Income (post-SBC) divided by estimated fully diluted shares outstanding. Core Net Income, a non-GAAP term, refers to Core EBIT, less net interest and associates, less estimated taxes, less minority interest expense.”

The requirement for the Alexion Forecasts to be included within the Registration Statement arose in connection with certain opinions produced by Alexion’s financial adviser. Alexion was required to include in the Registration Statement opinions from its financial adviser on the fairness, from a financial point of view, of the Merger Consideration offered by AstraZeneca to Alexion Shareholders. As part of that disclosure, Alexion was required to disclose in the Registration Statement the Alexion Forecasts, which it supplied privately to its financial adviser for the purpose of those opinions.

The Alexion Management Unaudited Alexion Projections were prepared without any input from AstraZeneca. Alexion management prepared the Alexion Management Unaudited AstraZeneca Projections using publicly available Wall Street research analyst financial forecasts and consensus estimates for the financial years ending 31 December 2020 to 31 December 2030. AstraZeneca did not comment on the accuracy or suitability of the publicly available financial forecasts.

2.	Alexion Management Unaudited Alexion Projections

2.1	Alexion Management Unaudited Alexion Projections no longer valid

The Directors consider that the Alexion Management Unaudited Alexion Projections are no longer valid.

(a)	Purpose of preparation

As set out in the Registration Statement, the Alexion Management Unaudited Alexion Projections “were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP”. The Alexion Management Unaudited Alexion Projections were internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Transaction and were not prepared or published with any intention of guiding AstraZeneca Shareholders as to future performance of Alexion. Under SEC rules, however, the Alexion Management Unaudited Alexion Projections are required to be included in the Registration Statement as they were made available to Alexion’s financial adviser in connection with its role advising the Alexion board of directors.

In addition the Registration Statement makes it clear that the Alexion Management Unaudited Alexion Projections should not be regarded as an accurate prediction of future results: “the inclusion of the financial projections by Alexion should not be regarded as an indication that the Alexion board of directors, Alexion, the AstraZeneca board of directors, AstraZeneca, BofA Securities, Centerview Partners or Evercore or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.”

(b)	Basis of Preparation

As set out in the Registration Statement, the Alexion Management Unaudited Alexion Projections “were prepared treating Alexion…on a standalone basis, without giving effect to the proposed transaction, including any impact of the negotiation or execution of the proposed transaction, the expenses that may be incurred in connection with the proposed transaction or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the proposed transaction, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the proposed transaction or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction.”

The Registration Statement therefore makes it clear that the Alexion Management Unaudited Alexion Projections have already been superseded by the announcement of the Transaction and will be further impacted by the completion of the Transaction and integration of Alexion into the AstraZeneca Group.

Accordingly, the Alexion Management Unaudited Alexion Projections are no longer valid because they do not reflect the impact that the Transaction will have over time on Alexion’s standalone performance. The points set out below illustrate the significant changes that will result for the completion of the Transaction, which are not reflected in the Alexion Management Unaudited Alexion Projections.

(c)	Enhanced Revenue Growth

AstraZeneca expects to further globalise Alexion’s portfolio and thereby increase revenue growth. Alexion’s projected sales growth is, therefore, likely to be rendered inaccurate by the Transaction, with consequential implications for its projections for several other metrics included within the Alexion Management Unaudited Alexion Projections (namely non-US GAAP operating income, Tax-Effected EBIT and Unlevered Free Cash Flow), which themselves depend upon certain assumptions.

(d)	Cost Synergies

AstraZeneca anticipates that it will realise approximately US$500 million in annual cost synergies (expected to be achieved within the first three years post-Completion). Alexion’s projections for non-US GAAP operating income, Tax-Effected EBIT and Unlevered Free Cash Flow for the forecast period do not include the impact of the synergies that will result from the expected Completion of the Transaction and are therefore no longer be valid.

(e)	Organisational structure

Following Completion Alexion will no longer be an independent entity or reported as such, there would therefore be no comparable Alexion organisation from which to derive financial performance figures to compare against its existing forecasts, making the Alexion Management Unaudited Alexion Projections no longer relevant or valid. Furthermore, the ongoing integration of Alexion following Completion may also result in one or more of its subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the Alexion Group as currently structured would no longer exist.

(f)	Tax Rate

Following Completion, applicable financial reporting standards will require the Combined Group’s tax rate to be assessed and reported, in a number of relevant jurisdictions, on a consolidated basis under IFRS. The Combined Group’s tax rate is also expected to be impacted by integration activities. Any guidance as to Alexion’s ongoing tax rate under US GAAP is therefore unlikely to be relevant to AstraZeneca Shareholders. It is expected that these changes will begin to take effect during financial year ending 31 December 2021 and the tax rate predictions contained in Alexion’s US GAAP Tax-Effected EBIT calculations will no longer be relevant or accurate following Completion.

(g)	Accounting Policies

AstraZeneca and its advisers are currently evaluating the extent to which AstraZeneca’s accounting policies (including its accounting policies in relation to Non-GAAP income) differ from Alexion’s. At the date of this document, it is possible that there will be differences in relation to the reporting of Non-GAAP earnings. Consequently, it is possible that the Alexion Management Unaudited Alexion Projections will be rendered inaccurate in relation to Alexion’s earnings once Alexion’s financial performance has been accounted for, and presented, in accordance with AstraZeneca IFRS-based accounting policies.

2.2	Reassessment of the Alexion Management Unaudited Alexion Projections is not necessary

The Directors believe that AstraZeneca Shareholders should only consider reliable information when making their assessment of the Transaction and when considering how to vote at the AstraZeneca General Meeting. For the reasons set out above, the Directors do not consider that the Alexion Management Unaudited Alexion Projections constitute reliable or valid information for these purposes.

Further, the Directors do not consider reassessment of the Alexion Management Unaudited Alexion Projections to be necessary for the following reasons:

•	The Directors believe that AstraZeneca Shareholders’ focus will not be on the financial performance of Alexion on a standalone basis, but rather Alexion’s performance as part of the AstraZeneca Group. Following Completion, Alexion will become a wholly owned subsidiary of AstraZeneca and the Alexion business will be integrated into, and run as part of, the AstraZeneca Group. The Directors do not, therefore, expect AstraZeneca Shareholders to expect or want to monitor the standalone performance of the Alexion business post-Completion, but instead to scrutinise the performance of the Combined Group. As a result, a reassessment of the Alexion Management Unaudited Alexion Projections, which comments on Alexion’s standalone performance, is unnecessary for investors. Furthermore, the invalidity of the Alexion Management Unaudited Alexion Projections following Completion (for the reasons stated above) means that they will be meaningless, and potentially misleading, for investors to use as a basis of comparison against the future performance of the Combined Group.

•	There is no regulatory requirement for AstraZeneca to continue to report on the financial performance of Alexion on a standalone basis following Completion and, although no final decision has been taken, AstraZeneca may choose not to do so. Even if it does, the financial performance of Alexion and its subsidiaries is expected to change markedly, as AstraZeneca integrates the Alexion business into its own, rendering the Alexion Management Unaudited Alexion Projections redundant. It would also be difficult to assess the separate profitability of the former (i.e. pre-Completion) Alexion business on a standalone basis following Completion because, inter alia, costs incurred and revenue earned will not necessarily be recorded in such a way as to be attributed specifically to the former Alexion business.

•	In the longer term, AstraZeneca may run the Alexion business differently from how it is run at the date of this document. Any such changes made to Alexion’s operating model to bring it into line with AstraZeneca’s own operating model may affect Alexion’s ongoing cost base and revenue streams, making the Alexion Management Unaudited Alexion Projections an inaccurate and irrelevant indicator of long-term performance.

•	This document contains information in relation to Alexion’s current operations, its current trading and its historical financial performance. The Directors consider this to be more accurate and useful information for AstraZeneca Shareholders to review than the Alexion Management Unaudited Alexion Projections, which are long-range predictions of future performance for a standalone business which will be integrated with, and accounted for as part of, another listed entity. To the extent that AstraZeneca Shareholders do wish to evaluate future performance, the Directors expect them to evaluate the predicted future performance of the Combined Group for which AstraZeneca has provided detailed information, including in respect of predicted revenues, synergies (in relation to both cost and revenue) and the nature and performance of AstraZeneca’s operations more generally.

3.	Alexion Management Unaudited AstraZeneca Projections

3.1	Alexion Management Unaudited AstraZeneca Projections no longer valid

The Directors consider that, in the context of the Transaction, the Alexion Management Unaudited AstraZeneca Projections are not valid, and have never been so. They were prepared solely by Alexion without comment from AstraZeneca and were based on the aggregation of publicly available financial forecasts for AstraZeneca by sell-side equity research analysts. AstraZeneca believes that AstraZeneca Shareholders should only consider reliable information when making their assessment of the Transaction and when considering how to vote at the AstraZeneca General Meeting. AstraZeneca does not consider the Alexion Management Unaudited AstraZeneca Projections to constitute reliable or valid information for those purposes. They have not been reviewed, confirmed or endorsed by AstraZeneca and do not represent AstraZeneca’s own forecasts for its future financial performance. As a result, AstraZeneca believes that the Alexion Management Unaudited AstraZeneca Projections did not at any time represent valid forecasts for AstraZeneca.

As set out in the Registration Statement, the Alexion Management Unaudited AstraZeneca Projections “were not prepared with a view toward public disclosure”. The inclusion of the financial projections in the Registration Statement “should not be regarded as an indication that the Alexion board of directors, Alexion, the AstraZeneca board of directors, AstraZeneca, BofA Securities, Centerview Partners or Evercore or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such”. The Alexion Management Unaudited AstraZeneca Projections were internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Transaction and were not prepared or published with any intention of guiding shareholders as to future performance of AstraZeneca. Under SEC rules, the Alexion Management Unaudited AstraZeneca Projections are required to be included in the Registration Statement as they were made available to Alexion’s financial adviser in connection with its role advising the Alexion board of directors. The Alexion Management Unaudited AstraZeneca Projections were not intended for any other purpose or endorsed in any way by AstraZeneca management.

In addition, similar to the Alexion Management Unaudited Alexion Projections, the Alexion Management Unaudited AstraZeneca Projections were prepared treating AstraZeneca on a standalone basis, without giving effect to the proposed Transaction. The factors set out in paragraphs 2.1(c) to 2.1(e) above in relation to the integration of AstraZeneca and Alexion will equally affect AstraZeneca’s future financial performance and accordingly render any post-Completion long-range standalone financial forecasts invalid.

3.2	Reassessment of the Alexion Management Unaudited AstraZeneca Projections is not necessary

The Directors do not believe reassessment of the Alexion Management Unaudited AstraZeneca Projections to be necessary. The forecasts were not prepared or endorsed by AstraZeneca, and AstraZeneca believes that at no stage did they represent valid forecasts for AstraZeneca.

The forecasts represent AstraZeneca on a standalone basis over a long-term period to 31 December 2030. For the reasons set out in paragraph 2 above, the long-term standalone performance of AstraZeneca will increasingly become irrelevant for AstraZeneca Shareholders and impossible to disaggregate from the performance of the Combined Group as a result of the acquisition of Alexion.

The reassessment of standalone projections is also not necessary as AstraZeneca Shareholders are able to rely on near-term guidance prepared by AstraZeneca, set out in Section A of this Appendix 1 (Profit Forecasts).

4.	AstraZeneca Shareholders and Alexion Shareholders should disregard the Alexion Forecasts

For the reasons stated above, the Directors consider that the Alexion Forecasts are no longer valid and do not require reassessment. The Directors recommend that AstraZeneca Shareholders disregard the Alexion Forecasts in their entirety when evaluating the Transaction. Neither AstraZeneca nor the Directors accepts any responsibility for the Alexion Forecasts.